The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).
As confidentially submitted with the Securities and Exchange Commission (the “SEC”) on September 30, 2022.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN
REAL ESTATE COMPANIES

BentallGreenOak Industrial Real Estate Income Trust, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)
399 Park Avenue
18th Floor
New York, New York 10022
(212) 359-7800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BentallGreenOak (U.S.) Limited Partnership
Michael Glimcher
399 Park Avenue
18th Floor
New York, New York 10022
(212) 359-7800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Rajib Chanda
Ryan Bekkerus
Daniel B. Honeycutt
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.   ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission and various states is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED SEPTEMBER 30, 2022
BentallGreenOak Industrial Real Estate Income Trust, Inc.
Maximum Offering of $5,000,000,000

BentallGreenOak Industrial Real Estate Income Trust, Inc. is a newly organized corporation formed to be a pure-play industrial real estate investment trust (“REIT”) through investing primarily in stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States. To a lesser extent, we will also invest in real estate-related assets, including real estate debt and real estate-related securities. We are externally managed by our adviser, BentallGreenOak (U.S.) Limited Partnership (the “Adviser”). BentallGreenOak is a leading, global real estate investment management advisor and a recognized provider of real estate services, with a long-standing track record in the investment and asset management of industrial, office, retail and multi-family property globally. Our objective is to bring the Adviser’s leading institutional-quality real estate investment platform to income-focused investors. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
We are offering on a continuous basis up to $5,000,000,000 in shares of common stock, consisting of up to $4,000,000,000 in shares in our primary offering and up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different upfront selling commissions and dealer manager fees, and different ongoing stockholder servicing fees. In connection with the commencement of this offering, an affiliate (“Sun Life”) of Sun Life Financial Inc. is expected to contribute its interest in a joint venture that indirectly owns a portfolio of industrial assets (the “Seed Portfolio”) to us in exchange for shares of our Class E common stock, par value $0.01 per share (“Class E shares”), Class E units of the Operating Partnership (as defined below) or a combination thereof at a price per share/unit equal to $10.00 (the “Seed Portfolio Acquisition”). The purchase price of the Seed Portfolio will be equal to the lower of the aggregate capital contributions made by Sun Life in respect of the Seed Portfolio or the fair market value of Sun Life’s interest in the Seed Portfolio as of the closing date of the Seed Portfolio Acquisition, as determined by BentallGreenOak. As of [                 ], the estimated gross asset value of the Seed Portfolio was $[           ] million. We will not commence this offering until we have completed the Seed Portfolio Acquisition.
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined net asset value (“NAV”) per share for the Class E shares and Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. This is a “best efforts” offering, which means that BentallGreenOak Real Estate US LLC, the dealer manager for this offering (the “Dealer Manager”), will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

This investment involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 35 for risks to consider before buying our shares, including:
•
We have no operating history and there is no assurance that we will be able to successfully achieve our investment objectives.

•
This is a “blind pool” offering. Other than the Seed Portfolio, you will not have the opportunity to evaluate our future investments before we make them.

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There is no public trading market for our common stock and repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase plan will provide stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if, in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

•
We are a perpetual-life REIT. While we may consider a liquidity event at any time in the future, we are not obligated by our charter or otherwise to effect a liquidity event at any time.

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We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayments under our assets, borrowings, return of capital or offering net proceeds. We have no limits on the amounts we may fund from such sources.

•
The purchase price and repurchase price for shares of our common stock will generally be based on our prior month’s NAV (subject to material changes as described above) and are not based on any public trading market. While there will be independent annual appraisals of our properties, the appraisal of properties is inherently subjective, and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

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We have no employees and are dependent on the Adviser to conduct our operations. The Adviser will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Other BentallGreenOak Accounts (as defined herein), the allocation of time of its investment professionals and the substantial fees that we will pay to the Adviser.

•
This is a “best efforts” offering. If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.

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On acquiring shares, you will experience immediate dilution in the net tangible book value of your investment.

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There are limits on the ownership and transferability of our shares. See “Description of Capital Stock — Restrictions on Ownership and Transfer.”

•
If we fail to qualify to be taxed as a REIT for U.S. federal income tax purposes and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

•
We do not own the BentallGreenOak name, but we are permitted to use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of BentallGreenOak. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

Neither the Securities and Exchange Commission (the “SEC”), the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards, including the “Regulation Best Interest” standard, to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our common stock is prohibited. No one is authorized to make any statements about this offering inconsistent with those that appear in this prospectus.
	Price to the Public(1)	Upfront Selling Commissions(2)	Dealer Manager Fees(2)	Us, Before Expenses(3)
Maximum Offering(4)	$4,000,000,000	$77,580,257	$4,830,918	$3,917,588,825
Class T Shares, per Share	$10.35	$0.30	$0.05	$10.00
Class S Shares, per Share	$10.35	$0.35	—	$10.00
Class D Shares, per Share	$10.15	$0.15	—	$10.00
Class I Shares, per Share	$10.00	—	—	$10.00
Maximum Distribution Reinvestment Plan	$1,000,000,000	—	—	$1,000,000,000

(1)
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for our Class E shares or Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. The price per share shown above for each of our classes of common stock assumes that the most recently determined NAV per share for our Class E shares is $10.00, the per share/unit price at which we issued shares to Sun Life in connection with the Seed Portfolio Acquisition. Shares of each class will be issued on a monthly basis at a price per share generally equal to the prior month’s NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees. The “transaction price” is the then-current offering price per share before applicable selling commissions and dealer manager fees.

(2)
The table assumes that all shares are sold in the primary offering, with 25% of the gross offering proceeds from the sale of each of our Class T, Class S, Class D, and Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption. For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of up to 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price and no dealer manager fees. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price and no dealer manager fees. For Class I shares sold in the primary offering, investors will not pay upfront selling commissions or dealer manager fees. We will also pay the following selling commissions over time as stockholder servicing fees to the Dealer Manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class T shares only, an investment professional stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the investment professional stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (b) for Class S shares only, a stockholder servicing fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (c) for Class D shares only, a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. No stockholder servicing fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution,” “Estimated Use of Proceeds” and “Compensation.”

(3)
Proceeds are calculated before deducting stockholder servicing fees or organization and offering expenses payable by us, which are paid over time.

(4)
We reserve the right to reallocate shares of common stock between our distribution reinvestment plan and our primary offering.

The date of this prospectus is                 , 2022

SUITABILITY STANDARDS
Shares of our common stock are suitable only as a long-term investment for persons of adequate financial means who do not need near-term liquidity from their investment. We do not expect there to be a public market for our shares and thus it may be difficult for you to sell your shares. On a limited basis, you may be able to have your shares repurchased through our share repurchase plan, although we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. You should not purchase shares of our common stock if you need to sell them in the near future. The minimum initial investment in shares of our common stock that we will accept for Class T shares, Class S shares or Class D shares is $2,500 and the minimum subsequent investment (other than investments made pursuant to our distribution reinvestment plan) is $500 per transaction. The minimum initial investment in shares of our Class I common stock is $1,000,000 and the minimum subsequent investment (other than investments made pursuant to our distribution reinvestment plan) is $500 per transaction, unless waived by us.
In consideration of these factors, we require that a purchaser of shares of our common stock have either:
•
A net worth of at least $250,000; or

•
A gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining whether you satisfy the standards above, your net worth is calculated excluding the value of your home, home furnishings and automobiles. For the purposes of these suitability standards, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.
Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Shares will be sold to investors in these states only if they meet the additional suitability standards set forth below. Certain broker-dealers selling shares in this offering may impose greater suitability standards than the minimum income and net worth standards described above and the state-specific suitability standards described below.
Alabama Investors.   Investors residing in Alabama may not invest more than 10% of their liquid net worth in us and in the securities of other public, non-listed REITs sponsored by BentallGreenOak.
California Investors.   Investors residing in California who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in this offering.
Idaho Investors.   Investors residing in Idaho must have either (a) a net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. In addition, investors residing in Idaho who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their liquid net worth in shares of our common stock.
Iowa Investors.   Investors residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a liquid net worth of at least $350,000. In addition, investors residing in Iowa who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their liquid net worth in shares of our common stock and the common stock of other public, non-listed REITs.
Kansas Investors.   It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in shares of our common stock and the common stock of other public, non-listed REITs to not more than 10% of their liquid net worth. Liquid net worth will be defined as that portion of the investor’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.
Kentucky Investors.   Investors residing in Kentucky may not invest more than 10% of their liquid net worth in us or in other public, non-listed REITs affiliated with us.
Maine Investors.   The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other similar direct participation investments not exceed 10% of the investor’s liquid net

i

worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts Investors.   Investors residing in Massachusetts who are not “accredited investors” as defined in Regulation D under the Securities Act must limit their aggregate investment in shares of our common stock and the common stock of other illiquid direct participation programs to not more than 10% of their liquid net worth.
Missouri Investors.   Investors residing in Missouri may not invest more than 10% of their liquid net worth in this offering.
Nebraska Investors.   Investors residing in Nebraska who are not “accredited investors” as defined in Regulation D under the Securities Act must limit their aggregate investment in this offering and in the securities of other public, non-listed REITs to 10% of such investor’s net worth.
New Jersey Investors.   New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.
New Mexico Investors.   Investors residing in New Mexico who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their liquid net worth in shares of our common stock and the common stock of other public, non-listed REITs.
North Dakota Investors.   Investors residing in North Dakota who are not “accredited investors” as defined in Regulation D under the Securities Act must have a net worth of at least ten times their investment in our common stock.
Ohio Investors.   Investors residing in Ohio who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their liquid net worth in shares of our common stock and the common stock of other public, non-listed REITs.
Oregon Investors.   Investors residing in Oregon who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their liquid net worth in this offering.
Pennsylvania Investors.   Investors residing in Pennsylvania who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in shares of our common stock.
Puerto Rico Investors.   Investors residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, and other public, non-listed REITs. For purposes of Puerto Rico’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.
Tennessee Investors.   Investors residing in Tennessee who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in our common stock.
Vermont Investors.   Investors residing in Vermont who are not “accredited investors” as defined in Regulation D under the Securities Act may not purchase an amount of shares in this offering that exceeds 10% of their liquid net worth.
The SEC’s Regulation Best Interest establishes a standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. When making such a recommendation, a broker-dealer and its associated persons must act in such customer’s best interest at the time the recommendation is made, without placing their financial or other interest ahead of the retail customer’s interests, and should consider reasonable alternatives in determining whether the broker-dealer and its associated persons have a reasonable basis for making the recommendation. You should ask your broker-dealer or other financial professional about what reasonable alternatives exist for you, and how our offering compares to other types of investments (e.g., listed entities) that may have lower costs, complexities, or risks, and that may be available for lower or no commissions. This standard is different, and may be more restrictive, than the quantitative suitability standards we require for an investment in our shares and enhances the broker-dealer standard of conduct beyond previously existing suitability obligations. Investments such as our common stock may be subject to greater scrutiny under Regulation Best Interest than under the prior suitability obligation. Regulation Best Interest became effective on June 30, 2020, and because no administrative or case law exists regarding the interpretation of its requirements, the full scope of its impact to sales of our shares remains uncertain and subject to evolving regulatory guidance.
Under SEC rules, the broker-dealer must meet four component obligations:
•
Disclosure Obligation:   The broker-dealer must provide certain required disclosures before or at the time of the recommendation about the recommendation and the relationship between the broker-dealer and its retail customer. The disclosure generally includes a customer relationship summary on Form CRS, which is intended to summarize key information for you about the participating broker-dealer and your relationship with that broker-dealer. The broker-dealer’s disclosures to you, including those made through their Form CRS, are different and separate from the disclosures we provide to investors in this prospectus, which contains information regarding this offering and our company.

•
Care Obligation:   The broker-dealer must exercise reasonable diligence, care, and skill in making the recommendation.

•
Conflict of Interest Obligation:   The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest.

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Compliance Obligation:   The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest.

Consistent with the foregoing obligations, each participating broker-dealer and other persons selling shares on our behalf directly to an investor must also, under other applicable regulatory standards, make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each investor. In making this determination, participating broker-dealers and other persons will rely upon information provided by the investor to the participating broker-dealer or other person as well as the suitability assessment made by each participating broker-dealer or other person. Before you purchase shares of our common stock, your participating broker-dealer, authorized representative or other person placing an order for shares on your behalf will rely on relevant information provided by you to determine that you:
•
Meet the minimum income and net worth standards established in your state;

•
Are in a financial position appropriate to enable you to realize the potential benefits described in the prospectus; and

•
Are able to bear the economic risk of the investment based on your overall financial situation.

Participating broker-dealers are required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.
By signing the subscription agreement required for purchases of our common stock, you represent and warrant to us that you have received a copy of this prospectus and that you meet the net worth and annual gross income requirements described above. By making these representations, you do not waive any rights that you may have under federal or state securities laws.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
The words “we,” “us,” “our” and the “Company” refer to BentallGreenOak Industrial Real Estate Income Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including BGO REIT Operating Partnership LP (the “Operating Partnership”), a Delaware limited partnership of which we are the general partner, unless the context requires otherwise.
“BentallGreenOak” refers to, collectively, BentallGreenOak (Canada) Limited Partnership, BGO Holdings (Cayman), LP, BentallGreenOak (U.S.) Limited Partnership and the real estate and commercial mortgage investment groups of certain of their affiliates, all of which comprise a team of real estate professionals spanning multiple legal entities. BentallGreenOak is a part of SLC Management, the institutional asset management business of Sun Life Financial Inc., a globally recognized and publicly traded insurance company.
Unless otherwise noted, numerical information relating to BentallGreenOak is approximate, is as of June 30, 2022, and includes real estate equity and mortgage investments and other activities of public and private portfolio companies owned by or advised by BentallGreenOak.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.
Clarity of the text in this prospectus may be affected by the size of the screen on which it is displayed.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “identified” or other similar words or the negatives thereof. These may include our financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in this prospectus and our annual report for the most recent fiscal year, and any such updated factors included in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

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PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.
Q:
What is BentallGreenOak Industrial Real Estate Income Trust, Inc.?

A:
We are a Maryland corporation formed on September 7, 2022. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 20[  ]. We are externally managed by our adviser, BentallGreenOak (U.S.) Limited Partnership, a Delaware limited partnership.

Q:
Who is BentallGreenOak?

A:
BentallGreenOak is a leading, global real estate investment management advisor and a recognized provider of real estate services, with a long-standing track record in the investment and asset management of industrial, office, retail and multi-family property globally. BentallGreenOak provides investment management services to more than 750 institutional investors with approximately $80 billion of assets under management, as of June 30, 2022.

BentallGreenOak has offices in 28 cities across 13 countries, which BentallGreenOak believes provides access to deep local knowledge, experience and extensive networks in the regions where the Adviser invests and manages real estate. Our objective is to bring BentallGreenOak’s leading institutional-quality real estate investment platform to income-focused investors.
BentallGreenOak is a part of SLC Management, which is the alternatives asset management business of Sun Life Financial Inc. BentallGreenOak was established effective July 1, 2019 and resulted from the merger of GreenOak Real Estate with Bentall Kennedy, the real estate investment management firm of Sun Life Financial Inc.
Pursuant to the advisory agreement between us and the Adviser (the “Advisory Agreement”), the Adviser is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. The Adviser is also responsible for oversight over our other service providers. See “Management — The Adviser and BentallGreenOak” and “Management — The Advisory Agreement.”
Q:
Who is Sun Life Financial Inc.?

A:
Sun Life Financial Inc. is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional clients. Sun Life Financial Inc. has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life Financial Inc. had total assets under management of C$1.26 trillion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol “SLF.”

Q:
What are your investment objectives?

A:
Our investment objectives are to invest in assets that will enable us to:

•
Preserve and protect invested capital;

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Provide attractive current income in the form of regular, stable cash distributions;

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Realize appreciation in NAV from proactive investment management and asset management; and

•
Provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly-traded real estate companies.

We cannot assure you that we will achieve our investment objectives. In particular, we note that our NAV may be subject to volatility related to the values of our assets. See the “Risk Factors” section of this prospectus.
Q:
What is your investment strategy?

A:
We intend to be a pure-play industrial REIT by implementing our investment strategy of acquiring, managing, and/or financing a diversified portfolio of primarily stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States. To a lesser extent, and subject to the investment limitations described in this prospectus, we also intend to invest in real estate-related assets, which include (1) debt backed principally by real estate, such as mortgage loans, subordinated mortgage loans, mezzanine loans, real estate-related corporate credit, and commercial and residential mortgage-backed securities and (2) real estate-related securities, such as common and preferred stock of publicly traded REITs and other real estate companies (“real estate-related securities”).

Our real estate investments will focus primarily on institutional-quality, state-of-the-art bulk distribution, light industrial, last-mile distribution facility, temperature-controlled logistics and logistics chain properties. While a secondary focus, we may also acquire assets that require new development or some amount of capital investment to be renovated or repositioned.
After we have raised substantial proceeds in this offering and acquired a diversified portfolio of real estate investments (the “Ramp-Up Period”), we intend to invest:
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At least 80% of our gross asset value in real estate; and

•
Up to 20% of our gross asset value in real estate-related assets.

Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, the Adviser’s assessment of the relative attractiveness of opportunities or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be taxed as a REIT for U.S. federal income tax purposes. Certain investments, such as preferred equity investments, could be characterized as either real estate or real estate debt depending on the terms and characteristics of such investments.
We believe our real estate-related assets can help maintain liquidity to satisfy any stock repurchases we choose to make in any particular month and manage cash before investing subscription proceeds into properties while also seeking attractive current income.
Q:
What types of properties do you intend to acquire?

A:
We intend to invest primarily in industrial warehouse and logistics properties selected for their location, functionality and potential cash flow characteristics, as well as their stability and their generally low maintenance and capital improvement costs. These properties will primarily consist of institutional-quality, state-of-the-art bulk distribution, light industrial, last-mile distribution facility, temperature-controlled logistics and logistics chain properties, and may include real estate-related operating companies. While a secondary focus, we may also acquire assets that require new development or some amount of capital investment to be renovated or repositioned.

In addition to the Seed Portfolio, we intend to acquire a portfolio primarily comprised of properties located in the United States and, to a lesser extent, in Canada, Europe and Asia-Pacific. We intend to emphasize locations with high barriers to entry, close proximity to large demographic bases, substantial blue-collar workforces and/or access to major distribution infrastructure, primarily located in the lower 48 states. However, we do not intend to designate specific geography or sector allocations for the portfolio; rather the Adviser intends to invest in regions or property types where it sees the best opportunities that support our investment objectives. See “Investment Objectives and Strategies — Target Market and Submarket Selection.”
We expect that our industrial warehouse and logistics properties will typically be comprised of multiple types of buildings suitable for single or multiple tenants. The types and characteristics of properties that we intend to target include, but are not limited to, the following:

Building Type	Description
Bulk distribution	Bulk distribution is the newest and fastest growing industrial segment. With a large building size of 150,000 to 1.5 million square feet, bulk distribution will serve single or multitenant users looking to store and distribute goods across a wide geography. Ecommerce fulfillment centers usually fall into this category.
Light industrial	Light industrial buildings are similar in function to bulk distribution centers, but are more easily divisible to accommodate tenants distributing to a smaller geographic area. These buildings are usually 150,000 square feet or less and are rented to either single or multitenant users.
Last-mile distribution	Bulk distribution or light industrial facilities utilized in connection with ecommerce and focused on end-user distribution.
Temperature controlled logistics	Distribution facilities including freezer facilities, agriculture production facilities, pre-cooling facilities, and pharmaceutical facilities.
Logistics chain investments	Industrial outdoor storage, data centers, logistics terminals and other irreplaceable components of the logistics supply chain.

Q:
Why industrial warehouse and logistics properties?

A:
We believe that ownership of industrial warehouse and logistics properties may have certain potential advantages relative to ownership of other types of real estate, including, but not limited to, the following:

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generally exhibiting lower rent volatility than other types of real estate and include either predictable fixed rent increases or CPI-based rent escalators, resulting in greater revenue stability;

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limited cost responsibilities for the owner due to the “net lease” nature of most industrial property leases (meaning the tenants pay all, or substantially all, the expenses of maintaining the leased property, typically including insurance, taxes, utilities and maintenance);

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generally exhibiting lower operating costs and capital improvement costs relative to other types of real estate;

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our expectation is that demand trends for ecommerce, which relies on industrial warehouse and logistics properties, will remain well above GDP growth for the foreseeable future. This serves as a major growth catalyst for industrial real estate as we believe ecommerce sales requires ~3x the warehouse space compared to brick and mortar;

•
our expectation is that the use of robotics, automation and artificial intelligence (inside industrial buildings) will drive a significant shift in tenant demand from pre-2000 to post-2000 industrial assets, which may require extensive investment by tenants in their automation buildouts and, in turn, increase renewal probability upon lease expiration;

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rent generally represents a marginal expense (e.g., ~5%) relative to costs of goods sold expense for most industrial tenants, which allow for sizable operational efficiencies and lower transportation costs, which in turn may lead to additional demand for attractive industrial space;

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our belief that value in the industrial sector is primarily driven by location, modernized layouts and access to transportation infrastructure, rather than aesthetics, which helps to significantly slow the pace of building obsolescence relative to other property types;

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the industrial sector’s diverse tenant base generally tracks the overall economy, which may allow for diversification of the tenant base across numerous economic sectors and provide for greater cash flow stability; and

•
growing consumer demand for greater product selection and delivery methodologies (including ecommerce fulfillment) should continue to drive demand for additional industrial space.

We believe that based on these factors, among others, cash flows generated by industrial warehouse and logistics properties should exhibit greater stability and certainty than those generated by other types of real estate assets.

Q:
What competitive strengths does the Adviser offer?

A:
We believe our most powerful competitive strength is our affiliation with BentallGreenOak, which is a leading, global real estate investment management adviser and a recognized provider of real estate services that provides investment management services to more than 750 institutional investors with approximately $80 billion of assets under management as of June 30, 2022. BentallGreenOak has offices in 28 cities across 13 countries, which BentallGreenOak believes provides access to deep local knowledge, experience, and extensive networks in the regions where the Adviser invests and manages real estate. We believe our long-term success in executing our investment strategy will be supported by BentallGreenOak’s competitive strengths, which include:

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Experienced Investment Team.   The Adviser’s U.S. team manages over $37 billion of assets consisting of industrial, office, multifamily, retail and hotel properties throughout all major regions of the United States. These investments were made on behalf of the Adviser’s open-end core and core plus funds, development funds, value add funds and separate accounts. With active strategies across geographies and the risk spectrum, the team can quickly identify relative value and capitalize on pricing imbalances. Additionally, since 2010, BentallGreenOak has acquired approximately $20 billion of industrial properties globally consisting of 528 properties and 153 million square feet. In the United States alone, the Adviser has acquired 216 industrial assets for a total of over 67 million square feet and a gross asset value of approximately $11 billion. We believe this extensive, global industrial experience provides the Adviser real-time, proprietary data that we expect will enable us to target specific markets and trends with conviction quickly.

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Stability in Sourcing and Execution.   The Adviser’s extensive deal flow will be sourced primarily through the team’s extensive network of relationships with best-in-class operating partners, developers, brokerage firms and tenants both in the United States and globally. These relationships have been derived from the substantial combined experience of the Adviser’s U.S. senior management team, which on average have 25 years of experience. Since 2021 alone, the Adviser has closed on over $8.2 billion of U.S. real estate equity investments and sales. We expect the Adviser will continue to leverage this extensive market presence as well as the Adviser’s extensive market relationships to build our real estate portfolio.

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Physical Presence and Longstanding Relationships in the Target Markets.   BentallGreenOak has offices and investment professionals in eight cities covering every major region in the United States. The leadership in each office has a minimum of 25 years of experience, which we believe translates to deep market knowledge and established, long-term relationships with operating partners, property owners, developers, brokers, tenants and lenders that are difficult to replicate and typically a high barrier to entry in these geographies. The team’s relationships facilitate proprietary deal sourcing as evidenced by the Adviser’s extensive investment activity. We believe that having a physical presence in every major US region enables the Adviser’s investment professionals to easily pursue investment opportunities.

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Leader in Sustainability.   BentallGreenOak continues to be among the industry leaders in Environmental, Social, and Governance (“ESG”) practices. BentallGreenOak’s ESG approach is directly tied to our investment strategies and designed to match a range of client and investor risk and return expectations. We approach sustainable investing from both a risk mitigation and a value creation perspective, in order to help enhance the long-term financial and operational resiliency of the asset. With continuously evolving best practices, we believe BentallGreenOak has achieved cost savings of over $30.1 million from 2009-2019 as a result of energy efficiency initiatives, specifically our data-driven approach, target setting, and tenant engagement programs. BentallGreenOak’s ESG initiatives are led by a dedicated, in-house Sustainable Investing team, led by Anna Murray, Managing Director, Global Head of ESG. The Sustainable Investing team partners with our investment and real estate management professionals to help integrate ESG across the asset lifecycle in alignment with client goals.

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Proprietary Research Directed by Industry Leading In-House Team.   The Adviser employs a research driven approach to develop its view of real estate markets. The investment team has developed an in-house methodology that identifies desirable micro locations by using a carefully selected set of demographic and economic variables or “markers.” These markers include population, population growth, population density, knowledge job exposure, educational attainment, patent origination and other live/work/play attributes. Additionally, BentallGreenOak’s Applied Data Science team uses state-of-the-art AI (machine learning) algorithms to extract information from their proprietary data system that contains over 1.3 billion datapoints — over 35,000 variables that span all commercial real estate submarkets and sectors for the last 30 years. We believe that coupling on-the-ground experienced investment teams with top-down research capabilities will allow the Adviser to identify ahead of the curve locations with strong demand attributes.
For more information regarding the Adviser and BentallGreenOak’s investment management business, see “Management — The Adviser and BentallGreenOak” and “Investment Objectives and Strategies — Potential Competitive Strengths.”
Q:
Why do you make real estate debt investments in addition to real estate investments?

A:
Our real estate debt strategy is focused on generating current income, contributing to our overall net returns. These liquidity sources will collectively be used for cash management, satisfying any stock repurchases under our share repurchase plan and other purposes.

The type of real estate debt investments we seek to acquire are non-distressed public and private real estate debt, including, but not limited to, real estate-related corporate credit, mortgages, loans, mezzanine and other forms of debt, and may also include derivatives. Our investments in real estate debt will be focused in the United States, but may also include investments issued or backed by real estate in countries outside the United States, including Canada, Europe, Asia-Pacific and certain other countries.
Q:
Why do you intend to invest in real estate-related securities in addition to industrial warehouse and logistics properties?

A:
We believe that our real estate-related securities will serve as a cash management strategy before investing offering proceeds into longer-term real estate assets. In addition, we believe that, subject to applicable law, our real estate-related securities could be used, in part, to maintain appropriate liquidity levels in order to provide funds to satisfy repurchase requests under our share repurchase plan that we chose to satisfy in any particular month. Our securities portfolio will focus on agency and non-agency residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and publicly listed equity securities of real estate and real estate-related companies.

We may invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.
We do not intend that our investments in real estate-related securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required.
See “Investment Objectives and Strategies” for a more detailed discussion of real estate-related securities investments we may make.
Q:
What is a real estate investment trust, or REIT?

A:
We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 20[  ].

In general, a REIT is a company that:
•
combines the capital of many investors to acquire or provide financing for real estate assets;

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offers the benefits of a real estate portfolio under professional management;

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satisfies the various requirements of the Internal Revenue Code of 1986, as amended (the “Code”), including a requirement to distribute to stockholders at least 90% of its REIT taxable income each year; and

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is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its stockholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a C corporation.

Q:
What is a non-listed, perpetual-life REIT?

A:
A non-listed REIT is a REIT whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life REIT” to describe an investment vehicle of indefinite duration, whose shares of common stock are intended to be sold by the REIT monthly on a continuous basis at a price generally equal to the REIT’s prior month’s NAV per share. In our perpetual-life structure, a stockholder may request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. While we may consider a liquidity event (which is an event that results in our stockholders receiving cash or securities listed on a national securities exchange in exchange for their shares in our company) at any time in the future, we currently do not intend to undertake such a transaction, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.

Q:
How will you identify investments and make decisions on whether to acquire properties?

A:
The Adviser will have the authority to implement our investment strategy, as determined by, and subject to the direction of, our board of directors.

BentallGreenOak believes that it sees a high volume of deal flow as a result of its substantial U.S. investment platform defined by its investment teams spread across nine offices including New York, Boston, Chicago, Austin, Washington, D.C., Miami, Seattle, San Francisco and Los Angeles. BentallGreenOak’s investment opportunities are sourced primarily through the team’s longstanding relationships in their respective local markets, which are founded on their fair and honest treatment of counterparties. BentallGreenOak employs a proactive sourcing process to create high quality deal flow through an extensive network of relationships with intermediaries, operating partners, developers, banks, owners and other financial institutions, both in the United States and globally. The depth of the platform and BentallGreenOak’s relationships serve as primary competitive advantages in assessing pricing risk and accessing off-market transactions.
Members of BentallGreenOak’s global senior investment team have an average of over 30 years of real estate investing experience across multiple market cycles, diverse geographies and all asset types. The management team and investment professionals of BentallGreenOak have developed a disciplined investment process to (i) source and underwrite compelling investment opportunities, (ii) structure and complete transactions, (iii) execute a focused business plan and (iv) monetize each asset to generate attractive returns. This process emphasizes collaborative communication, rigorous analysis and sound decision-making using the talents and insights of the entire team. Above all, BentallGreenOak believes that its relationships, reputation and speed of execution allows it to successfully acquire, manage and realize real estate investments across its investment strategies.
Research also plays a key role within the BentallGreenOak investment process and is fully integrated into its acquisition, asset management functions and disposition. All potential acquisitions are thoroughly analyzed by BentallGreenOak’s acquisition and asset management teams, incorporating in-depth economic and property market analysis provided by the research team. BentallGreenOak’s proprietary real estate forecasting models provide an outlook for the potential acquisition’s market and submarket performance.
All potential acquisitions of real estate are reviewed and approved by the Adviser’s investment committee (the “Investment Committee”) before any binding offers are made.

Q:
Do you use leverage?

A:
Yes. Our target leverage ratio after the Ramp-Up Period is 50% to 60%. Our leverage ratio is measured by dividing (i) consolidated property-level debt, entity-level debt and debt on real estate debt or real estate-related investments, net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the gross value in our real estate debt and real estate-related investments. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio, and, at times, our leverage ratio may be above or below our targeted range.

We have also placed limits in our charter prohibiting us from borrowing more than 300% of our net assets, which approximates borrowing 75% of the cost of our investments. We may exceed this limit if a majority of our independent directors approves each borrowing in excess of the limit and we disclose the justification for doing so to our stockholders.
Financing a portion of the purchase price of our assets will allow us to broaden our portfolio by increasing the funds available to support our investment activities. Financing a portion, which may be substantial, of the purchase price is not free from risk. Using debt requires us to pay interest and principal, referred to as “debt service,” all of which decreases the amount of cash available for distribution to our stockholders or other purposes. We may also be unable to refinance the debt at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our debt may be floating-rate and the effective interest rates on such debt will increase when the relevant interest benchmark (e.g., SOFR) increases.
Q:
Will your investment guidelines overlap with the objectives or guidelines of any of BentallGreenOak’s affiliates, and do any Other BentallGreenOak Accounts receive priority with respect to certain investments?

A:
While the Adviser believes our investment objectives, guidelines and strategy are generally distinct from other investment funds, mutual funds, REITs, vehicles, accounts, products and/or other similar arrangements sponsored, advised and/or managed by BentallGreenOak or its affiliates (“Other BentallGreenOak Accounts”), our investment objectives, guidelines and strategy may sometimes overlap with those of existing Other BentallGreenOak Accounts that are actively investing and with future Other BentallGreenOak Accounts. However, BentallGreenOak believes there will be sufficient investment opportunities for us within our investment guidelines because of the scale of the real estate market. This overlap will from time to time create conflicts of interest, which the Adviser and its affiliates will seek to manage in a fair and equitable manner in their sole discretion in accordance with their prevailing policies and procedures.

With respect to Other BentallGreenOak Accounts with investment objectives or guidelines that overlap with ours but that do not have priority over us, investment opportunities will be allocated on a rotational basis among us and one or more such Other BentallGreenOak Accounts in accordance with BentallGreenOak’s prevailing procedures on a basis that the Adviser and its affiliates believe to be fair and equitable in their sole discretion, subject to the following considerations: (1) any applicable investment objectives of ours and such Other BentallGreenOak Accounts (which, for us, includes our primary objective of providing attractive current income in the form of regular, stable cash distributions); (2) geographic and product type constraints and/or preferences of us and such Other BentallGreenOak Accounts (which, for us, includes our strategy to be a pure-play industrial REIT); (3) investment time horizons; (4) investment size or quality constraints and/or preferences of us and such Other BentallGreenOak Accounts; (5) available cash or borrowing capacity; (6) regulatory considerations (including, without limitation, maintaining our status as a non-investment company exempt from the Investment Company Act); (7) tax and structuring considerations (including, without limitation, maintaining our qualification as a REIT); (8) ability to respond to the required timing; (9) investment concentration and diversification considerations; (10) anticipated capital expenditures; (11) cash flow; (12) occupancy; and (13) relative pricing and risk / reward objectives as between different clients.

Q:
Will you acquire properties in joint ventures, including joint ventures with affiliates?

A:
We may acquire properties through one or more joint ventures with affiliates of the Adviser and/or with non-affiliated third parties, including for example, the Seed Portfolio. Any joint venture with an affiliate of the Adviser must be approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. In many cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other BentallGreenOak Accounts.

Q:
How is an investment in shares of your common stock different from listed REITs?

A:
An investment in shares of our common stock generally differs from an investment in listed REITs in a number of ways, including:

•
Shares of listed REITs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s real estate assets and liabilities. We use the estimated value of our real estate assets and liabilities to determine our NAV and the purchase price and repurchase price of our common stock will generally be based on our prior month’s NAV and not based on any public trading market. The purchase price per share for each class of our common stock varies and generally equals our prior month’s NAV per share plus applicable upfront selling commissions and dealer manager fees, whereas investments in listed REITs often involve nominal to no upfront commissions.

•
An investment in our shares has limited or no liquidity and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed REIT is a liquid investment, as shares generally can be sold on an exchange at any time.

•
Listed REITs are often self-managed, whereas our investment operations are managed by the Adviser.

•
Listed REITs may be reasonable alternatives to an investment in us and may be less costly and less complex with fewer and/or different risks than an investment in us. Transactions for listed securities often involve nominal or no commissions.

•
Unlike the offering of a listed REIT, this offering has been registered in every state in which we are offering and selling shares. As a result of state-specific rules governing non-listed REITs, we include certain limits in our governing documents that are not typically provided for in the charter of a listed REIT. For example, our charter limits the fees we may pay to the Adviser and its affiliates, limits our ability to make certain investments, limits the aggregate amount we may borrow, requires our independent directors to approve certain actions and restricts our ability to indemnify our directors, the Adviser and its affiliates. A listed REIT does not typically provide for these restrictions within its charter. A listed REIT is, however, subject to the governance requirements of the exchange on which its stock is traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, stockholder meetings, related party transactions, stockholder approvals, and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so.

Q:
For whom may an investment in your shares be appropriate?

A:
An investment in our shares may be appropriate for you if you:

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meet the minimum suitability standards described above under “Suitability Standards;”

•
seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-oriented portfolio of mostly U.S. real estate and real estate-related assets;

•
seek to receive current income through regular distribution payments;

•
wish to obtain the potential benefit of long-term capital appreciation; and

•
are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.

We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to repurchase any shares of our common stock and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion, and the opportunity to have your shares repurchased under our share repurchase plan may not always be available. See “Share Repurchases — Repurchase Limitations.”
Q:
How will you structure the ownership and operation of your assets?

A:
We plan to own all or substantially all of our assets through the Operating Partnership (including the Seed Portfolio). We are the sole general partner of the Operating Partnership and BGO REIT Special Limited Partner LP (the “Special Limited Partner”), a Delaware limited partnership, owns a special limited partner interest in the Operating Partnership. In addition, each of the Adviser and the Special Limited Partner may elect to receive units in the Operating Partnership in lieu of cash for its management fee and performance participation interest, respectively. See “Compensation.” The Adviser and the Special Limited Partner may put these units back to the Operating Partnership and receive cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock. The use of the Operating Partnership to hold all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognizing a gain for U.S. federal income tax purposes.

The following chart shows our current ownership structure and our relationship with BentallGreenOak, the Adviser, the Dealer Manager and the Special Limited Partner.

Investors in this Offering
Sun Life
BentallGreenOak
Class S, T, D and I Shares
Class E Shares(1)
Class E Shares
BentallGreenOak (U.S.) Limited Partnership
Advisory Agreement
BentallGreenOak Industrial Real Estate Income Trust, Inc.
(Maryland Corporation)
BentallGreenOak Real Estate US LLC
Dealer Manager Agreement
General Partner Interest
Advisory Agreement
BGO REIT Special Limited Partner LP
BGO REIT Operating Partnership LP
(Delaware Limited Partnership)
Special Limited Partner Interest
Real Estate
Real Estate Related-Assets
Seed Portfolio

(1)
In connection with the commencement of this offering, Sun Life is expected to contribute its interest in a joint venture that indirectly owns the Seed Portfolio to us in exchange for Class E shares, Class E units of the Operating Partnership or a combination thereof at a price per share/unit equal to $10.00. The chart above assumes that Sun Life elects to receive Class E shares.

Q:
Are there any risks involved in buying your shares?

A:
Investing in shares of our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in shares of our common stock involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in shares of our common stock include those listed below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled “Risk Factors” in this prospectus.

Risk Factor Summary
•
We have no prior operating history and there is no assurance that we will achieve our investment objectives.

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This is a “blind pool” offering. Other than the Seed Portfolio, you will not have the opportunity to evaluate our future investments before we make them.

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Since there is no public trading market for shares of our common stock, repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase plan will provide stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares. Our board of directors cannot terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

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We cannot guarantee that will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayments under our assets, borrowings, return of capital or offering net proceeds. We have no limits on the amounts we may fund from such sources.

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The purchase price and repurchase price for shares of our common stock will be generally based on our prior month’s NAV (subject to material changes as described above) and will not be based on any public trading market. While there will be independent valuations of our properties from time to time, the valuation of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

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We have no employees and are dependent on the Adviser to conduct our operations. The Adviser will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Other BentallGreenOak Accounts, the allocation of time of its investment professionals and the substantial fees that we will pay to the Adviser.

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This is a “best efforts” offering. If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.

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On acquiring shares, you will experience immediate dilution in the net tangible book value of your investment.

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Principal and interest payments on any borrowings will reduce the amount of funds available for distribution or investment in additional real estate assets.

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There are limits on the ownership and transferability of our shares. See “Description of Capital Stock — Restrictions on Ownership and Transfer.”

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We do not own the BentallGreenOak name, but we are permitted to use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of BentallGreenOak. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

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While our investment strategy is to invest in stabilized industrial warehouse and logistics real estate with a focus on providing current income to investors, an investment in us is not an investment in fixed income. Fixed income has material differences from an investment in the Company, including those related to vehicle structure, investment objectives and restrictions, risks, fluctuation of principal, safety, guarantees or insurance, fees and expenses, liquidity and tax treatment.

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We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. However, if we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

•
The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors.

•
Investment in commercial real estate assets involves certain risks, including, but not limited to, tenants’ inability to pay rent, increases in interest rates and lack of availability of financing, tenant turnover and vacancies, and changes in supply of or demand for similar properties in a given market.

•
COVID-19 has had a negative impact on the economy and business activity globally (including in the markers in which we plan to invest and in which the assets of the Seed Portfolio are located). COVID-19 or other pandemics could adversely affect the performance of our investments.

See “Risk Factors.”
Q:
Do you currently own any investments?

A:
While we do not currently own any investments, in connection with the commencement of this offering, Sun Life is expected to contribute its interest in a joint venture that indirectly owns the Seed Portfolio to us in exchange for Class E shares, Class E units of the Operating Partnership or a combination thereof at a price per share/unit equal to $10.00. The purchase price of the Seed Portfolio will be equal to the lower of the aggregate capital contributions made by Sun Life in respect of the Seed Portfolio or the fair market value of Sun Life’s interest in the Seed Portfolio as of the closing date of the Seed Portfolio Acquisition, as determined by BentallGreenOak. As of [           ], the estimated gross asset value of the Seed Portfolio was $[           ] million. See “Investment Portfolio.”

Q:
What is the role of our board of directors?

A:
We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We have five directors, three of whom have been determined to be independent of us, the Adviser, BentallGreenOak and its affiliates. Our independent directors are responsible for reviewing the performance of the Adviser and approving the compensation paid to the Adviser and its affiliates. Our directors are elected annually by our stockholders. The names and biographical information of our directors are provided under “Management — Directors and Executive Officers.”

For so long as the Advisory Agreement is in effect, the Adviser has the right to designate for nomination, subject to the approval of such nomination by our board of directors, two directors to the slate of directors to be voted on by the stockholders at our annual meeting of stockholders; provided, however, that such designation right shall be suspended for such period of time as necessary so that a majority of directors are at all times independent directors. Our board of directors must also consult with the Adviser in connection with (i) its selection of each independent director for nomination to the slate of directors to be voted on at the annual meeting of stockholders, and (ii) filling any vacancies created by the removal, resignation, retirement or death of any director. See “Management.”
Q:
What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?

A:
We are offering to the public four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares. See “Description of Capital Stock” and “Plan of Distribution” for a discussion of the differences between our Class T, Class S, Class D and Class I shares.

Assuming a constant net asset value per share of $10.00, maximum applicable upfront selling commissions and upfront dealer manager fees are paid, and assuming applicable stockholder servicing fees are paid until the 8.75% of gross proceeds limit described in “Compensation — Stockholder Servicing Fee — The Dealer Manager” is reached, we expect that a hypothetical one-time investment in 1,000 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following upfront selling commissions, dealer manager fees and stockholder servicing fees:
	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$0	$85	$556 (7 years)	$906 (7 years)
Class D	$150	$0	$25	$738 (30 years)	$888 (30 years)(1)
Class I	$0	$0	$0	$0	$0

(1)
The upfront selling commissions and annual stockholder servicing fees for Class D shares are lower than those of Class T and Class S, so it will take longer for Class D shares to reach the 8.75% limit.

Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, BentallGreenOak or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by Other BentallGreenOak Accounts, or (7) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class T or Class D shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. Before making your investment decision, please consult with your investment professional regarding your account type and the classes of common stock you may be eligible to purchase.
Certain participating broker-dealers may offer volume discounts, which would reduce upfront selling commissions and would therefore increase the length of time required for selling commissions, dealer manager fees and stockholder servicing fees to reach 8.75% of gross proceeds. In the case of Class T shares sold through certain participating broker-dealers, a lower limit than 8.75% of gross proceeds may be used, as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued. See “— What fees do you pay to the Adviser and its affiliates?” and “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees.”
If you are eligible to purchase all four classes of shares, then you should be aware that Class I shares have no upfront selling commissions, dealer manager fees or stockholder servicing fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive stockholder services. If you are eligible to purchase Class T shares, Class S shares and Class D shares, but not Class I shares, you should be aware that Class D shares have lower upfront selling commissions, no dealer manager fees and lower annual stockholder servicing fees. Investors should also inquire with their investment professional about what additional fees may be charged with respect to the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class. Some investment professionals may offer and sell only one or a limited number of the classes of our common stock being sold in connection with this offering.
Q:
What are the terms of the Class E shares of our common stock?

A:
Class E shares are not available for purchase in this offering. Class E shares are only available for purchase by (i) our officers and directors, (ii) affiliates or employees of BentallGreenOak, (iii) Other BentallGreenOak Accounts and (iv) Sun Life or its affiliates in connection with the Seed Portfolio Acquisition. Holders of the Class E shares are entitled to receive distributions at the same rate applicable to other classes of our common stock, except with regard to deductions based on class-specific fees and expenses. The Class E shares are not subject to any upfront selling commissions, dealer manager fees, stockholder servicing fees, management fees payable to the Adviser or the performance participation payable to the Special Limited Partner. Therefore, Class E shares will have a higher NAV and a different distribution amount relative to our other share classes. Holders of the Class E shares are entitled to the same voting rights as holders of other classes of our common stock. The Class E shares issued to Sun Life in connection with the Seed Portfolio Acquisition are not eligible for repurchase pursuant to our share repurchase plan. For a description of the special repurchase rights with respect to such Class E shares, see “Description of Capital Stock — Class E Shares.”

Q:
What is the per share purchase price?

A:
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares or Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. The NAV per share for the share classes we are offering to the public may differ because stockholder servicing fees, management fees and the performance participation allocable to a specific class of shares are only included in the NAV calculation for that class.

Q:
How will your NAV per share calculated?

A:
Our NAV will be calculated by the Adviser monthly based on the net asset values of our investments (including securities investments), the addition of any other assets (such as cash on hand), and the deduction of any other liabilities. [           ], a third-party valuation firm, was selected by the Adviser and approved by our board of directors, including a majority of our independent directors, to serve as our independent valuation advisor and review annual third-party appraisals of our properties. In addition, the Adviser will update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor. While the independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by the Adviser for our property and certain real estate debt and other securities valuations, the independent valuation advisor is not responsible for, and does not calculate, our NAV.

Our NAV per share will be calculated by our fund administrator, [           ], a third-party firm that provides us with certain administrative and accounting services, and such calculation will be reviewed and confirmed by the Adviser. In addition, the Adviser will update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor. However, the Adviser is ultimately responsible for the determination of our NAV.
NAV is not a measure used under generally accepted accounting principles in the U.S. (“GAAP”) and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through the first anniversary of the commencement of this offering are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these expenses in 60 equal monthly installments commencing with the first anniversary of the commencement date. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Guidelines” for more information regarding the calculation of our NAV per share of each class and how our properties and real estate-related assets will be valued.
Q:
Is there any minimum investment required?

A:
The minimum initial investment in Class T, Class S or Class D shares of our common stock is $2,500, and the minimum subsequent investment in such shares is $500 per transaction. The minimum initial investment in Class I shares of our common stock is $1,000,000, and the minimum subsequent investment in such shares is $500 per transaction, unless such minimums are waived by us. The minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, our board of directors may elect to accept smaller investments in its discretion.

Q:
What is a “best efforts” offering?

A:
This is our initial public offering of common stock on a “best efforts” basis. A “best efforts” offering means that the Dealer Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker-dealer or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:
What is the expected term of this offering?

A:
We have registered $4,000,000,000 in shares of our common stock, in any combination of Class T shares, Class S shares, Class D shares and Class I shares, to be sold in our primary offering and up to $1,000,000,000 in shares to be sold pursuant to our distribution reinvestment plan. It is our intent, however, to conduct a continuous offering for an indefinite period of time, by filing for additional offerings of our shares of common stock, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our stock until such filings are declared effective, if at all.
Q:
When may I make purchases of shares and at what price?

A:
Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our shares of our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be received in good order at least five business days prior to the first calendar day of the month (unless waived by the Dealer Manager). The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares or Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will generally equal our prior month’s NAV per share for such class as of the last calendar day of such month, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. See “How to Subscribe” for more details.

For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.
Q:
When will the transaction price be available?

A:
Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. We will disclose the transaction price for each month when available on our website at www.[           ].com and in prospectus supplements filed with the SEC.

Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.
However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted. See “How to Subscribe.”
Q:
May I withdraw my subscription request once I have made it?

A:
Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, [           ].

Q:
When will my subscription be accepted?

A:
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction

price (including any subsequent revised transaction price) publicly available by posting it on our website at www.[           ].com and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to you as discussed above). As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares.
Q:
What are the Class E share/unit repurchase terms?

A:
The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition are not eligible for repurchase pursuant to the share repurchase plan adopted by our board of directors in connection with this offering. The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition will only be eligible for repurchase by us following [           ]. Following such period, Sun Life may request that we repurchase such Class E shares/units on [           ]. We will repurchase Class E shares/units at a price per share equal to the most recently determined NAV per Class E share/unit as of the repurchase date.

The aggregate amount of Class E shares/units that we are required to repurchase in any month will be limited to [           ]. In addition, we will not repurchase any Class E shares/units during any period that our share repurchase plan has been suspended.
Q:
Will I receive distributions and how often?

A:
We expect to pay regular monthly distributions commencing with the first full calendar quarter after we commence substantial operations. Any distributions we make will be at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As a result, our distribution rates and payment frequency may vary from time to time. Share repurchases under our share repurchase plan are effectuated as of the opening of the last calendar day of each month and we intend to declare monthly distributions with a record date as of the close of business of the last calendar day of each month. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date.

Our board of directors’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the REIT requirements. To maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See “Description of Capital Stock — Distribution Policy” and “Material U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class T shares, Class S shares, Class D shares and Class I shares will likely differ because of different allocations of class-specific stockholder servicing fees. Specifically, distributions on Class T shares and Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing stockholder servicing fees with respect to the Class T shares and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing stockholder servicing fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayments under our assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may fund from such sources. The extent to which we fund distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in Class E shares, Class I shares, Class E units or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units or Class E units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate debt portfolio. Funding distributions from borrowings, offering proceeds, the sale of our assets, and repayments of our real estate debt investments will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.
Q:
Will the distributions I receive be taxable as ordinary income?

A:
Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received from REITs are generally not eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends” from C corporations (i.e., corporations generally subject to U.S. federal corporate income tax). However, for taxable years ending before January 1, 2026, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which temporarily reduces the effective tax rate on such dividends.

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that you receive. See “Material U.S. Federal Income Tax Considerations.”
Q:
May I reinvest my cash distributions in additional shares?

A:
Yes. We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the transaction price for such shares at the time the distribution is payable. Stockholders will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan; however, all outstanding Class T shares, Class S shares and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing stockholder servicing fees. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us. See “Description of Capital Stock — Distribution Reinvestment Plan” for more information regarding the reinvestment of distributions you may receive from us. For the complete terms of the distribution reinvestment plan, see Appendix B to this prospectus.

Q:
Can I request that my shares be repurchased?

A:
Yes. However, while stockholders may request on a monthly basis that we repurchase all or any portion of their shares pursuant to our share repurchase plan, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each month. Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Repurchases will be made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death or qualified disability of the holder and in other limited circumstances. To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. Settlements of share repurchases will be made within three business days of the Repurchase Date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. An investor may withdraw its repurchase request by notifying the transfer agent before 4:00 p.m. (Eastern Time) on the last business day of the Repurchase Date. We will begin the share repurchase plan, if at all, in the first month of the first full calendar quarter following the commencement of this offering.
The aggregate NAV of total repurchases of Class T shares, Class S shares, Class D shares and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock, if any, but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).
In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis after we have repurchased all shares for which repurchase has been requested due to death, disability or divorce and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.
Our approach to portfolio construction is to maintain a portfolio consisting predominately of income-oriented, stabilized industrial warehouse and logistics properties and, to a lesser extent, in real estate-related assets, which may include cash, cash equivalents and other short-term investments. The vast majority of our assets will consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to satisfy repurchase requests. In order to provide liquidity for share repurchases, we intend to, subject to any limitations and requirements relating to our intention to qualify to be taxed as a REIT, generally maintain under normal circumstances an allocation to securities, cash, cash equivalents and other short-term investments, which may be up to 20% of our overall NAV. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, borrowings, offering net proceeds, the sale of our assets, and return of capital, and we have no limits on the amounts we may fund from such sources. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real estate or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if it deems in its reasonable judgment such action to be in our best interest and the best interest of our stockholders. Our board of directors cannot terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. See “Share Repurchases — Repurchase Limitations.”
Q:
Will I be notified of how my investment is doing?

A:
Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•
three quarterly financial reports and investor statements;

•
an annual report;

•
in the case of certain U.S. stockholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. stockholders, an annual IRS Form 1042-S;

•
confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•
a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, www.[          ].com, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.
Our monthly NAV per share for each class will be posted on our website promptly after it has become available.
Q:
What fees do you pay to the Adviser and its affiliates?

A:
We will pay the Adviser, the Special Limited Partner, the Dealer Manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us.

We do not intend to pay the Adviser or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of the Adviser) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We will, however, reimburse the Adviser and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by the Adviser and its affiliates.
Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Activities
Upfront Selling Commissions and Dealer Manager Fees — The Dealer Manager	The Dealer Manager will be entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager will be entitled to receive upfront selling commissions of up to 3.5% of the transaction price of	The actual amount will depend on the number of Class T shares, Class S shares and Class D shares sold and the transaction price of each Class T share, Class S share and Class D share. Aggregate upfront selling commissions will equal approximately $77.6 million, and aggregate dealer manager fees will equal approximately $4.8 million if we sell the maximum amount, in

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

each Class S share sold in the primary offering. The Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares or Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.
each case, in our primary offering, assuming 1/4 of our offering proceeds are from the sale of each of Class T shares, Class S shares and Class D shares, respectively, and that the transaction prices of our Class T shares, Class S shares and Class D shares remain constant at $10.00.
Stockholder Servicing Fees — The Dealer Manager
Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:
•
 with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of

Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For each of Class T shares and Class S shares, the stockholder servicing fees will equal approximately $8.2 million per annum if we sell the maximum amount. For Class D shares, the stockholder servicing fees will equal approximately $2.5 million per annum if we sell the maximum amount. In each case, we are assuming that, in

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

0.20% per annum, of the aggregate NAV of our outstanding Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the investment professional stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;
•
 with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•
 with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.

We will not pay a stockholder servicing fee with respect to our outstanding Class E shares or Class I shares, and as a result, it is a class-specific expense. We will pay stockholder servicing fees with respect to outstanding Class D shares, Class S shares and Class T shares issued pursuant to our distribution reinvestment plan.
The stockholder servicing fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the stockholder servicing fees are calculated based on our NAV for our Class T, Class S and Class D shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder
our primary offering, 1/4 of our offering proceeds are from the sale of Class T shares, Class S shares and Class D shares and that the NAV per share of our Class T shares, Class S shares and Class D shares remains constant at $10.00 and none of our stockholders participate in our distribution reinvestment plan.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such share (the “Share Conversion”). Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

$[      ] and with respect to a Class D share would total approximately $[      ].
In addition, we will cease paying the stockholder servicing fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
For a description of the services required from the participating broker-dealer or servicing broker-dealer, see the “Plan of Distribution — Underwriting Compensation — Stockholder Servicing Fees — Class T, Class S and Class D Shares.

Organization and Offering Expense Reimbursement — The Adviser	The Adviser will advance our organization and offering expenses associated with this offering that it incurs on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, and expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, but excluding upfront selling commissions, dealer manager fees and	We estimate our organization and offering expenses to be approximately $[ ] million if we sell the maximum offering amount.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

the stockholder servicing fee) through the first anniversary of the commencement of this offering. We will reimburse the Adviser for all such advanced expenses ratably over the 60 months following the first anniversary of the commencement of this offering. Such reimbursement may be paid, at the Adviser’s election, in cash, Class E shares, Class I shares, Class E units or Class I units, or any combination thereof. If the Adviser elects to receive any portion of such reimbursement in shares of our common stock or Operating Partnership units, we may repurchase such shares or units from the Adviser at a later date. Such shares of our common stock and Operating Partnership units that are subsequently converted to shares of our common stock that the Adviser receives in lieu of cash will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction. Wholesaling compensation expenses of persons associated with the Dealer Manager will be paid by the Adviser without reimbursement from us.
After the first anniversary of the commencement of this offering, we will reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Adviser has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

Investment Activities
Acquisition Expense Reimbursement — The Adviser	We do not intend to pay the Adviser any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of the Adviser) or other similar fees in connection with making investments. We will, however,	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
reimburse the Adviser for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of properties and real estate-related assets, whether or not such investments are acquired, and make payments to third parties or certain of the Adviser’s affiliates in connection with making investments as described in “— Fees from Other Services — Affiliates of the Adviser” below.
Operational Activities
Management Fee — The Adviser
We will pay the Adviser a management fee equal to 1.25% of NAV for the Class T shares, Class S shares, Class D shares and Class I shares per annum payable monthly. Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than us, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to such Class T, Class S, Class D and Class I Operating Partnership units not held by us per annum payable monthly. We will not pay the Adviser a management fee with respect to the Class E shares or Class E units and, as a result, it is a class-specific expense.
The management fee may be paid, at the Adviser’s election, in cash, Class E shares, Class I shares, Class E units or Class I units of the Operating Partnership, or a combination thereof. To the extent that the Adviser elects to receive any portion of its management fee in shares of our common stock or units of the Operating Partnership, we may repurchase such shares or units from the Adviser at a later date. Shares of our common stock and units of the Operating Partnership obtained by the Adviser will not be subject to the repurchase limits of our share

Actual amounts of the management fee depend upon our aggregate NAV. The management fee attributed to the shares sold in this offering will equal approximately $[    ] million per annum if we sell the maximum amount in our primary offering, assuming that the NAV per share of each class of our common stock remains constant at $10.00 and before giving effect to any shares issued under our distribution reinvestment plan.
Actual amounts of out-of-pocket expenses paid by the Adviser that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

repurchase plan or any Early Repurchase Deduction.
The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV. The Adviser and the Special Limited Partner will have the option of exchanging any class of shares obtained in respect of its management fee or performance participation allocation for an equivalent aggregate NAV amount of any other class of shares.
In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse the Adviser for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (2) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person and (3) expenses related to the personnel of the Adviser performing services for us other than those who provide investment advisory services or serve as our directors or officers. See “Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements.”

Performance Participation Allocation — The Special	So long as the Advisory Agreement has not been terminated, the Special	Actual amounts of the performance participation

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Limited Partner
Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined herein). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly.
For a detailed explanation of how the performance participation allocation is calculated, see “Summary of Our Operating Partnership Agreement —  Special Limited Partner Interest.” For a hypothetical calculation of the performance participation calculation, see “Compensation —  Performance Participation Allocation Example.”
depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be calculated at this time.
Fees from Other Services — Affiliates of the Adviser	We may retain certain of the Adviser’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, property, title and/or other types of insurance and related services, transaction support services, transaction consulting services and other similar operational matters. The Operating Partnership or its subsidiary may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to the Adviser’s affiliates for any such services will not reduce the management fee or performance	Actual amounts depend on to what extent affiliates of the Adviser are actually engaged to perform such services.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
participation allocation. Any such arrangements will be at or below market rates. For more information about such services, please see “Risk Factors — Risks Related to Conflicts of Interest — The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or BentallGreenOak on more favorable terms than those provided to us.”
In calculating the management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our shares. In calculating our stockholder servicing fee, we will use our NAV before giving effect to accruals for the stockholder servicing fee or distributions payable on our shares.
Commencing with the first four fiscal quarters after the commencement of this offering, our Total Operating Expenses, including any performance participation allocation made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets and (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
•
“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•
“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•
“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements.”

Q:
What are your policies related to conflicts of interests with BentallGreenOak and its affiliates?

A:
Businesses or Services Provided by the Adviser to Others.   The Advisory Agreement provides that it does not (i) prevent the Adviser or any of its affiliates, officers, directors or employees from engaging in other businesses or from rendering services of any kind to any other person or entity, whether or not the investment objectives or guidelines of any such other person or entity are similar to those of ours, including, without limitation, the sponsoring, closing and/or managing of any Other BentallGreenOak Accounts, (ii) in any way bind or restrict the Adviser or any of its affiliates, officers, directors or employees from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom the Adviser or any of its affiliates, officers, directors or employees may be acting or (iii) prevent the Adviser or any of its affiliates from receiving fees or other compensation or profits from activities described in clauses (i) or (ii) above which will be for the Adviser’s (and/or its affiliates’) sole benefit. In particular, there will be overlap of real estate and real estate debt investment opportunities with certain Other BentallGreenOak Accounts that are actively investing and similar overlap with future Other BentallGreenOak Accounts.

Allocation of Future Investment Opportunities.   The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in the Adviser’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by the Adviser or its affiliates to others (including, for greater certainty, the Other BentallGreenOak Accounts and their investors, as described below). In addition, as acknowledged in the Advisory Agreement, affiliates of the Adviser advise and/or manage one or more Other BentallGreenOak Accounts and we expect will in the future sponsor, advise and/or manage additional Other BentallGreenOak Accounts. This overlap will from time to time create conflicts of interest. Additionally, in certain circumstances investment opportunities suitable for us will not be presented to us and there will be one or more investment opportunities where our participation is restricted.
BentallGreenOak believes our investment objectives, guidelines and strategy are generally distinct from Other BentallGreenOak Accounts. Accordingly, we expect there will be sufficient investment opportunities for us within our investment guidelines because of the scale of the real estate market. Pursuant to the terms of the Advisory Agreement, we have acknowledged and/or agreed that (i) as part of BentallGreenOak’s or its affiliates’ regular businesses, personnel of the Adviser and its affiliates will from time to time work on other projects and matters (including with respect to one or more Other BentallGreenOak Accounts), and that conflicts may arise with respect to the allocation of personnel between us and one or more Other BentallGreenOak Accounts and/or the Adviser and such other affiliates, (ii) unless prohibited by our charter, Other BentallGreenOak Accounts may invest, from time to time, in investments in which we also invest (including at a different level of an issuer’s capital structure (e.g., an investment by an Other BentallGreenOak Account in a debt or mezzanine interest with respect to the same portfolio entity in which we own an equity interest or vice versa) or in a different tranche of equity or debt with respect to an issuer in which we have an interest) and while BentallGreenOak and its affiliates will seek to resolve any such conflicts in a fair and equitable manner in accordance with its prevailing policies and procedures with respect to conflicts resolution among Other BentallGreenOak Accounts generally, such transactions are not required to be presented to our board of directors or any committee thereof for approval (unless otherwise required by our charter or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor, (iii) the Adviser’s affiliates may from time to time receive fees from portfolio entities or other issuers for the arranging, underwriting, syndication or refinancing of investments or other additional fees, including fees related to administrative services, construction, special servicing, leasing, development, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, loan servicing, property, title and other types of insurance, management consulting and other similar operational matters, including with respect to Other BentallGreenOak Accounts and related portfolio entities, and while such fees may give rise to conflicts of interest we will not receive the benefit of any such fees, and (v) the terms and conditions of the governing agreements of such Other BentallGreenOak

Accounts (including with respect to the economic, reporting, and other rights afforded to investors in such Other BentallGreenOak Accounts) are materially different from the terms and conditions applicable to us and our stockholders, and neither we nor any of our stockholders (in such capacity) will have the right to receive the benefit of any such different terms applicable to investors in such Other BentallGreenOak Accounts as a result of an investment in us or otherwise. In addition, pursuant to the terms of the Advisory Agreement, the Adviser is required to keep our board of directors reasonably informed on a periodic basis in connection with the foregoing.
Transactions with any BentallGreenOak Account or Affiliate.   Pursuant to the terms of the Advisory Agreement, and subject to applicable law, the Adviser is not permitted to consummate on our behalf any transaction that involves (i) the sale of any investment to or (ii) the acquisition of any investment from BentallGreenOak, any BentallGreenOak Account or any of their affiliates unless such transaction is approved by a majority of our directors, including a majority of independent directors, not otherwise interested in such transaction as being fair and reasonable to us. In addition, for any such acquisition by us, our purchase price will be limited to the cost of the property to the affiliate, including acquisition-related expenses, or if substantial justification exists, the current appraised value of the property as determined by an independent expert. In addition, we may enter into joint ventures with Other BentallGreenOak Accounts, or with BentallGreenOak, the Adviser, one or more of our directors, or any of their respective affiliates, only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. Pursuant to the terms of the Advisory Agreement, it is agreed that the Adviser will seek to resolve any conflicts of interest in a fair and reasonable manner in accordance with its prevailing policies and procedures with respect to conflicts resolution among Other BentallGreenOak Accounts generally, but only those transactions set forth in this paragraph will be expressly required to be presented for approval to the independent directors of our board of directors or any committee thereof (unless otherwise required by our charter or our investment guidelines).
Corporate Opportunities.   Our board of directors has adopted a resolution that provides, subject to certain exceptions, that none of BentallGreenOak or its affiliates, any of our directors or any person that any of our director control will be required to refrain directly or indirectly from engaging in any business opportunity, including any business opportunity in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunity, unless offered to a person in his or her capacity as one of our directors or officers and intended exclusively for us or any of our subsidiaries.
Q:
Are there any limitations on the level of ownership of shares?

A:
Our charter contains restrictions on the number of shares any one person or group may own. Specifically, our charter will not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.9% limits would not be effective without an exemption from these limits (prospectively or retroactively) by our board of directors. These limits may be further reduced if our board of directors waives these limits for certain holders. See “Description of Capital Stock —  Restrictions on Ownership and Transfer.” These restrictions are designed, among other purposes, to enable us to comply with ownership restrictions imposed on REITs by the Code, and may have the effect of preventing a third party from engaging in a business combination or other transaction even if doing so would result in you receiving a “premium” for your shares. See “Risk Factors — Risks Related to This Offering and Our Organizational Structure” for additional discussion regarding restrictions on share ownership.

Q:
Are there any ERISA considerations in connection with an investment in our shares?

A:
The section in this prospectus captioned “Certain ERISA Considerations” describes certain considerations relating to the purchase of shares by each prospective investor that is, or is acting on behalf of, (i) an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that is subject to Title I of ERISA, (ii) a “plan” described in Section 4975 of the Code that is subject to Section 4975 of the Code (including, without limitation, an individual retirement account (“IRA”) and a “Keogh” plan), (iii) a plan, fund, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), or (iv) an entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) we refer to as a “Plan”).
Each prospective investor that is, or is acting on behalf of, a Plan must independently determine that our shares of common stock are an appropriate investment for the Plan, taking into account the investor’s and the Plan’s obligations under the applicable provisions of ERISA, the Code and any applicable Similar Laws, and the facts and circumstances of such investing Plan, including for example: (1) whether the investment is in accordance with the documents and instruments governing the Plan; (2) whether the investment satisfies the fiduciary requirements associated with the Plan; (3) whether the investment will generate unrelated business taxable income to the Plan; (4) whether there is sufficient liquidity for that investment in the common stock for the Plan; (5) the need to value the assets of the Plan annually or more frequently; and (6) whether the investment would constitute a non-exempt prohibited transaction under Title I of ERISA or Section the Code, or a similar violation under applicable Similar Laws. See also “Risk Factors — Retirement Plan Risks” and “Certain ERISA Considerations.”
Prospective investors that are, or are acting on behalf of any, Plans should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances. The sale of our common stock to any Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
Q:
Are there any Investment Company Act of 1940 considerations?

A:
We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. A company is an “investment company” under the Investment Company Act:

•
under Section 3(a)(1)(A), if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
under Section 3(a)(1)(C), if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest and joint venture entities in which Other BentallGreenOak Accounts may invest. We plan to conduct our businesses primarily through the Operating Partnership, a majority-owned subsidiary, and expect to establish other direct or indirect majority-owned subsidiaries to hold particular assets.
We intend to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.
In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect to be able to conduct our subsidiaries’ respective operations such that none of them will be required to register as an investment company under the Investment Company Act.
We will determine whether an entity is a majority-owned subsidiary of our Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.
If we or any of our wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).
We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.
For purposes of determining whether we satisfy the 55%/25% test, based on certain no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned or majority-owned subsidiaries, as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in any joint ventures that in turn invest in qualifying assets such as real property as qualifying assets, but only if we are active in the management and operation of the joint venture and have the right to approve major decisions by the joint venture; otherwise, they will be classified as real estate-related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other BentallGreenOak Accounts. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control or in which we share control.
Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate.
Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.
To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.
If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors — Risks Related to This Offering and Our Organizational Structure — Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”
Q:
What is the impact of being an “emerging growth company”?

A:
We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

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have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

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submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the “Dodd-Frank Act”); or

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disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our shares of common stock are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek stockholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Q:
When will I get my detailed tax information?

A:
In the case of certain U.S. stockholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:
Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent:

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Overnight Address:
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RISK FACTORS
An investment in shares of our common stock involves risks. You should specifically consider the following material risks in addition to the other information contained in this prospectus before you decide to purchase shares of our common stock. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements.
Risks Related to This Offering and Our Organizational Structure
We have no operating history and there is no assurance that we will be able to successfully achieve our investment objectives.
We are a newly formed entity with no operating history and may not be able to achieve our investment objectives. Other than our expected acquisition of the Seed Portfolio, as of the date of this prospectus, we have not made any investments in real estate or otherwise and do not own any properties or have any operations or financing from sources other than from the Adviser or its affiliates. We cannot assure you that the past experiences of affiliates of the Adviser will be sufficient to allow us to successfully achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a REIT with a substantial operating history.
This is a blind pool offering and thus you generally will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.
Other than our expected acquisition of the Seed Portfolio, we have not yet acquired or identified any investments that we may make and thus are not able to provide you with any information to assist you in evaluating the merits of any specific properties or real estate-related assets that we may acquire, except for investments that may be described in one or more supplements to this prospectus. We will seek to invest substantially all of the net offering proceeds from this offering, after the payment of fees and expenses, in the acquisition of and investment in interests in properties or real estate-related assets. However, because you will be unable to evaluate the economic merit of our investments before we make them, you will have to rely entirely on the ability of the Adviser to select suitable and successful investment opportunities. Furthermore, the Adviser will have broad discretion in selecting the types of properties we will invest in and, subject to applicable law, the tenants of those properties. We may be subject to similar risks in relation to investments made by entities in which we acquire an interest but do not control, such as the Seed Portfolio. These factors increase the risk that your investment may not generate returns comparable to other real estate investment alternatives.
This is a best efforts offering and there are no assurances that this offering will raise substantial capital, which may materially adversely affect our ability to achieve our investment objectives.
This offering is being made on a “best efforts” basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares of common stock and has no firm commitment or obligation to purchase any shares of our common stock. As a result, the amount of net proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantial funds in this offering, we will make fewer investments, resulting in less breadth in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. There is also a greater risk that you will lose money in your investment if we have less breadth in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions to stockholders.

The Adviser manages our portfolio pursuant to very broad investment guidelines and generally is not required to seek the approval of our board of directors for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and, in turn, may materially adversely affect our results of operations and financial condition.
Our board of directors approved very broad investment guidelines that delegate to the Adviser the authority to execute acquisitions and dispositions of real estate and real estate-related assets on our behalf, in each case, so long as such investments are consistent with the investment guidelines and our charter. The Adviser will implement on our behalf the strategies and discretionary approaches it believes from time to time may be best suited to prevailing market conditions in furtherance of that purpose, subject to the limitations under our investment guidelines and our charter. There can be no assurance that the Adviser will be successful in implementing any particular strategy or discretionary approach to our investment activities. Our board of directors will review our investment guidelines on an annual basis (or more often as it deems appropriate) and investment portfolio periodically. The prior approval of our board of directors or a committee of independent directors will be required only as set forth in our charter (including for transactions with affiliates of the Adviser) or for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our directors will rely primarily on information provided to them by the Adviser. Furthermore, transactions entered into on our behalf by the Adviser may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.
There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.
There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop in the future. Therefore, repurchase of shares of our common stock by us will likely be the only way for you to dispose of your shares. We will repurchase shares at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month’s NAV per share) and not based on the price at which you initially purchased your shares. Subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan. See “Share Repurchases — Early Repurchase Deduction.”
Your ability to have your shares repurchased through our share repurchase plan is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, or none at all, in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders.
We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to, among other reasons, in our board of directors discretion, lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the aggregate NAV of total repurchases (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited, in any calendar month, to no more than 2% of our aggregate NAV (measured using the aggregate NAV as of the end of the immediately preceding month) and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV (measured using the average aggregate NAV at the end of the immediately preceding three months). Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interests and the best interests of our stockholders. Our board of directors cannot terminate our share repurchase plan absent a liquidity event that results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. If we do not repurchase the full amount of all shares of our common stock requested to be repurchased in any given month, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class after we have repurchased all shares for which repurchase has been requested due to death, disability or divorce and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.
The vast majority of our assets will consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our board of director’s judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Upon suspension of our share repurchase plan, our share repurchase plan requires our board of directors to consider at least quarterly whether the continued suspension of the plan is in the best interests of the Company and our stockholders; however, we are not required to authorize the recommencement of the share repurchase plan within any specified period of time. As a result, your ability to have your shares repurchased by us may be limited and at times you may not be able to liquidate your investment. See “Share Repurchases — Repurchase Limitations.”
Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.
Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector or disruptions in the public securities markets (including as a result of the recent outbreak of hostilities between Russia and Ukraine), could cause our stockholders to seek repurchase of their shares pursuant to our share repurchase plan at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth and diversification of our portfolio, could be materially adversely affected.
In addition, certain broker-dealers may recommend to their clients that they seek repurchase of some or all of the shares of our common stock that they hold. Any such recommendation may result in a significant volume of repurchase requests in a given period, which may use up capacity under the caps of our share repurchase plan and may result in repurchase requests being fulfilled on pro rata basis.
We face risks associated with the deployment of our capital.
In light of the nature of our continuous public offering in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying and purchasing suitable properties on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our common stock and the time we invest such net proceeds. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in targeted leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds, during the Ramp-Up Period and/or times when there are few attractive investment opportunities. We may hold such cash in money market accounts or other similar temporary investments, each of which are subject to the management fees payable to the Adviser.
In the event we are unable to find suitable investments, such cash may be maintained for longer periods, which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may materially adversely affect overall returns. In the event we fail to timely invest the net proceeds from sales of our common stock or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be materially adversely affected.
If we are unable to successfully integrate investments and manage our growth, our results of operations and financial condition may be materially and adversely affected.
We may be unable to successfully and efficiently integrate acquired investments into our portfolio or otherwise effectively manage our assets or growth. In addition, increases in the size of our investment portfolio and/or changes in our investment focus may place significant demands on the Adviser’s administrative, operational, asset management, financial and other resources, which could lead to decreased efficiency. Any failure to effectively manage such growth or increase in scale could materially adversely affect our results of operations and financial condition.
The amount and source of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.
We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be materially adversely affected by a number of factors, including, but not limited to, the risk factors described in this prospectus. Because we currently have no properties (other than our expected acquisition of the Seed Portfolio) and have not identified any properties to acquire with the net proceeds of this offering, we may not generate sufficient income to make distributions to our stockholders. Our board of directors (or a committee of our board of directors) will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants, REIT qualification and tax requirements and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:
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The limited size of our portfolio during the Ramp-Up Period;

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Our inability to invest the net proceeds from sales of our shares of common stock on a timely basis in income-producing properties;

•
Our inability to realize attractive risk-adjusted returns on our investments;

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High levels of expenses or reduced revenues that reduce our cash flow or non-cash earnings; and

•
Defaults in our investment portfolio or decreases in the value of our investments.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders is unknown, may not increase or even be maintained over time, any of which could materially and adversely affect the value of your investment.
We may pay distributions from sources other than our cash flow from operations, including, without limitation, borrowings, offering net proceeds and the sale of or repayments under real estate-related assets, and we have no limits on the amounts we may fund from such sources.
We may not generate sufficient cash flow from operations to fully fund distributions to stockholders, particularly during the Ramp-Up Period. Therefore, particularly in during the Ramp-Up Period, we may fund distributions to our stockholders from sources other than cash flow from operations, including, without limitation, borrowings, offering net proceeds (including from sales of our common stock or Operating Partnership units) and the sale of or repayments under real estate-related assets. The extent to which we fund distributions from sources other than cash flow from operations will depend on various factors, including, but not limited to, the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in shares of our common stock or Operating Partnership Units (in lieu of cash) and the Special Limited Partner elects to receive distributions on its performance participation interest in Operating Partnership units (in lieu of cash), how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our portfolio of real estate debt and real estate-related securities. Funding distributions from borrowings, offering net proceeds

(including from sales of our common stock or Operating Partnership units) and the sale of or repayments under real estate-related assets will result in us having less funds available to acquire real estate or other real estate-related assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional shares of our common stock (or other securities convertible into shares of our common stock) will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform, if expenses are greater than our revenues or due to numerous other factors. We cannot predict when, if ever, distribution payments sourced from borrowings and from offering net proceeds may occur, and an extended period of such payments would likely be unsustainable. We have not established a limit on the amount of our distributions that may be funded from any of these sources.
To the extent we borrow funds to pay distributions, we would incur borrowing costs (including interest) and these borrowings would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and materially adversely impact the value of your investment.
We may also defer expenses or pay expenses (including management fees payable to the Adviser or distributions to the Special Limited Partner) with shares of our common stock or Operating Partnership units to preserve cash flow for the payment of distributions. The ultimate repayment of these deferred expenses could materially adversely affect our operations and reduce the future return on your investment. We may repurchase shares or redeem Operating Partnership units from the Adviser or the Special Limited Partner shortly after issuing such share or units as compensation. The payment of expenses in shares of our common stock or Operating Partnership units will dilute your ownership interest in us. There is no guarantee any of our operating expenses will be deferred and the Adviser and Special Limited Partner are under no obligation to receive fees or distributions in shares of our common stock or Operating Partnership units and may elect to receive such amounts in cash.
Payments to the Adviser or the Special Limited Partner in the form of shares of our common stock or Operating Partnership units, which they elect to receive in lieu of cash in respect of management fees or performance participation interest distributions, will dilute future cash available for distribution to our stockholders.
The Adviser or the Special Limited Partner may elect to receive shares of our common stock or Operating Partnership units in lieu of cash in respect of management fees or performance participation interest distributions. The holders of all Operating Partnership units will be entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of Operating Partnership units will reduce the cash available for distribution to us and, in turn, to our stockholders. Furthermore, such Operating Partnership units received by the Adviser or the Special Limited Partner are required to be repurchased for cash or shares of our common stock, at the holder’s election, subject to limited exceptions, and we may not have sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering net proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for new investments. Although the Special Limited Partner is required to pay a Quarterly Shortfall Obligation with respect to Operating Partnership units received in connection with distributions of Quarterly Allocations, there is no guarantee this Quarterly Shortfall Obligation will adequately offset the dilutive impacts on us. Repurchases of our shares of common stock or Operating Partnership units paid to the Adviser as a management fee are not subject to our share repurchase plan, including the monthly and quarterly volume limitations and the Early Repurchase Deduction), and, therefore, any such repurchases may receive priority over other repurchase requests relating to shares subject to our repurchase program for any period. The amount of Operating Partnership units issued to the Special Limited Partner may be significant, particularly during periods in which the value of our real estate portfolio appreciates, resulting in higher performance participation allocation. Repurchases of our shares or Operating Partnership units from the Special Limited Partner distributed to the Special Limited Partner with respect to its performance participation interest are not subject to the Early Repurchase Deduction, but, in the case of shares of our common stock (but not Operating

Partnership units), such repurchases are subject to the monthly and quarterly volume limitations of our share repurchase program and do not receive priority over other shares subject to repurchase requests during such period.
Purchases and repurchases of shares of our common stock will not be made based on the current NAV per share of our common stock.
Generally, our offering price per share and the price at which we make repurchases of our shares of common stock will equal the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share, if calculated as of the date on which you make your subscription request or repurchase request, may be significantly different than the transaction price you pay or the repurchase price you receive. Certain of our investments or liabilities may be subject to high levels of volatility from time to time and could change in value significantly between the end of the prior month as of which our NAV is determined and the date that you acquire or repurchase our shares, however the prior month’s NAV per share will generally continue to be used as the transaction price per share and repurchase price per share. In exceptional circumstances, we may, in our sole discretion, but are not obligated to, offer and repurchase shares at a different price that we believe reflects the NAV per share of our common stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month and we believe an updated price is appropriate. In such exceptional cases, the transaction price and the repurchase price will not equal our NAV per share as of any time.
Valuations and appraisals of our real estate and real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value.
For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. Each property will be valued by an independent third-party appraisal firm annually. Annual appraisals may be delayed for a short period in exceptional circumstances. Thereafter, valuations of properties will generally be determined by the Adviser based in part on appraisals of each of our properties by independent third-party appraisal firms reviewed by our independent valuation advisor at least once per year in accordance with valuation guidelines approved by our board of directors. The Adviser will value our properties monthly, based on current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor.
Investments in real estate debt and other real estate-related securities with readily available market quotations will be valued monthly at fair market value. Certain investments, such as mortgages, mezzanine loans, preferred equity or private company investments, are unlikely to have market quotations. In the case of loans we acquire, the initial value will generally be the acquisition price of the loan. In the case of loans we originate, the initial value will generally be the par value of the loan. Each such loan investment will then be valued by the Adviser within the first three full months after we make such investment and no less than quarterly thereafter. Additionally, the Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. For more information regarding our valuation process, see “Net Asset Value Calculation and Valuation Guidelines.”
Although monthly valuations of each of our real properties will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on asset- and portfolio-level information provided by the Adviser, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real property, which information will not be independently verified by our independent valuation advisor. Similarly, each month, our independent valuation advisor will review and confirm for reasonableness our quarterly valuations (and our monthly updates of such valuations) of our real estate debt and other securities for which market quotations are not readily available. However, such valuations are based on information provided by the Adviser, which information will not be verified by our independent valuation advisor. While the independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by the Adviser for our property and certain real estate debt and other securities valuations as set forth in our valuation guidelines, the independent valuation advisor is not responsible for, and does not calculate, our NAV, and the Adviser is ultimately and solely responsible for the determination of our NAV.
Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and other real estate-related investments will be only estimates of fair value. Ultimate realization of the value of an asset depends, to a great extent, on economic, market and other conditions beyond our control and the control of the Adviser and our independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the Adviser and the Dealer Manager to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally based on our prior month’s NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.
Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.
We anticipate that the annual appraisals of our properties will be conducted on a rolling basis, such that properties may be appraised at different times but each property would be appraised at least once per year. When these appraisals are considered by the Adviser for purposes of valuing the relevant property, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to take into consideration the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.
It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.
The Adviser’s determination of our monthly NAV per share will be based in part on appraisals of each of our properties provided annually by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and quarterly valuations of our real estate debt and other securities for which market prices are not readily available provided by the Adviser and reviewed by our independent valuation advisor, each in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. The Adviser will review appraisal reports and monitor our real estate and real estate-related assets, and is responsible for notifying the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the investment’s valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our real estate and real estate-related assets or liabilities between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders who tender their shares for repurchase by us, or stockholders who buy new shares of our common stock, or existing stockholders.
NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.
The methods used by the Adviser and [           ] to calculate our NAV, including the components used in calculating our NAV, is not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock and to calculate certain fees and distributions payable to the Adviser, the Special Limited Partner and the Dealer Manager, and you should not view our NAV as a measure of our historical or future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.
In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with GAAP. These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.
Additionally, errors may occur in calculating our NAV, which could impact the price at which we sell and repurchase shares of our common stock and the amount of the Adviser’s management fee and the Special Limited Partner’s performance participation interest. The Adviser has implemented certain policies and procedures to address such errors in NAV calculations. If such errors were to occur, the Adviser, depending on the circumstances surrounding each error and the extent of any impact the error has on the price at which shares of our common stock were sold or repurchased or on the amount of the Adviser’s management fee or the Special Limited Partner’s performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors, including, subject to the Adviser’s policies and procedures, making adjustments to prior NAV calculations. You should carefully review the disclosure of our valuation policies and how NAV will be calculated under “Net Asset Value Calculation and Valuation Guidelines.”
Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.
A corporation organized under Maryland law with a class of equity securities registered under the Exchange Act, and at least three independent directors is permitted to elect to be subject, by a charter or bylaw provision or a resolution of its board of directors and notwithstanding any contrary charter or bylaw provision, to any or all of the following five provisions:
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staggering the board of directors into three classes;

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requiring a two-thirds vote of stockholders to remove directors;

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providing that only the board of directors can fix the size of the board;

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providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

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providing for a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders’ shares of our common stock. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. In addition, for so long as the Advisory Agreement is in effect, the Adviser has the right to designate for nomination, subject to the approval of such nomination by our board of directors, two directors to the slate of directors to be voted on by the stockholders at our annual meeting of stockholders; provided, however, that such designation right shall be suspended for such period of time as necessary so that a majority of directors are at all times independent directors. Our board of directors must also consult with the Adviser in connection with (i) its selection of each independent director for nomination to the slate of directors to be voted on at the annual meeting of stockholders, and (ii) filling any vacancies created by the removal, resignation, retirement or death of any director. See “Management.” These and other provisions in our charter and bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving us. We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future (without the consent or approval of our stockholders).
Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an “interested stockholder” (which is defined as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock and (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:
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80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

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two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority voting provisions do not apply if, among other things, our stockholders receive a minimum price (as defined in the Maryland General Corporation Law (the “MGCL”)) for their common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.
The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination (as defined in Section 3-601(e) of the MGCL) between us or any subsidiary and any person, including BentallGreenOak, the Dealer Manager and the Adviser, from the provisions of this law, provided that such business combination is first approved by our board of directors.
Our charter permits our board of directors to authorize us to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.
Our board of directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.
Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a “control share acquisition.”
The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply: (1) to shares acquired in a merger, consolidation or statutory share exchange if the Maryland corporation is a party to the transaction; or (2) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future. For a more detailed discussion on the Maryland laws governing control share acquisitions, see “Certain Provisions of Maryland Law and Our Charter and Bylaws — Control Share Acquisitions.”
Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.
Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter generally limits the personal liability of our directors and officers for monetary damages, subject to the limitations of the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”), and Maryland law. Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director or officer (1) actually received an improper benefit or profit in money, property or services or (2) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify any of our directors, the Adviser or any of its or our affiliates, for any liability or loss suffered by them or hold any of our directors, the Adviser or any of its or our affiliates harmless for any liability or loss suffered by us, unless they have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by any of our non-independent directors, the Adviser or any of its or our affiliates, or gross negligence or willful misconduct by any of our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the stockholders. See “Management — Limited Liability and Indemnification of Directors, Officers, the Adviser and Other Agents.”
Maryland law limits our stockholders’ ability to amend our charter or dissolve us without the approval of our board of directors.
Although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or terminate us without the necessity for concurrence by our board of directors, we are subject to the MGCL, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors and recommended to our stockholders for approval. Therefore, our stockholders may vote to authorize the amendment of our charter or the dissolution of our Company, but only after such action has been declared advisable by our board of directors. Accordingly, the only proposals to amend our charter or to dissolve our Company that will be presented to our stockholders will be those that have been declared advisable by our board of directors and also require approval by our stockholders.
Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units.
Holders of shares of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 3,100,000,000 shares of capital stock, of which 3,000,000,000 shares are classified as common stock, of which 600,000,000 shares are classified as Class T shares, 600,000,000 shares are classified as Class S shares, 600,000,000 shares are classified as Class D shares and 600,000,000 are classified as Class I shares, and 100,000,000 shares are classified as preferred stock. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares of our common stock in this or future public offerings; (2) issue shares of our common stock or Operating Partnership units in one or more private offerings; (3) issue shares of our common stock or Operating Partnership units upon the exercise of the options we may grant to our independent directors or future employees; (4) issue shares of our common stock or Operating Partnership units to the Adviser or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or distribution on the performance participation allocation; (5) issue shares of our common stock or Operating Partnership units to sellers of properties we acquire; or (6) issue equity incentive compensation to certain employees of affiliated service providers or to third parties as satisfaction of obligations under incentive compensation arrangements. To the extent we issue additional shares of common stock after your purchase shares in this offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional Operating Partnership units after you purchase shares in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of Operating Partnership units may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between the Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares of common stock or their interests in the underlying assets held by the Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common Operating Partnership units, which correspond to the common stock held by our stockholders. Certain Operating Partnership units may have different and preferential rights to the terms of the common Operating Partnership units that correspond to the common stock held by our stockholders.

We will not be required to comply with certain reporting requirements, including those relating to auditor’s attestation reports on the effectiveness of our system of internal control over financial reporting, accounting standards and disclosure about our executive compensation, that apply to other public companies.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation.
Once we are no longer an emerging growth company, so long as our shares of common stock are not traded on a securities exchange, we will be deemed to be a “non-accelerated filer” under the Exchange Act, and as a non-accelerated filer, we will be exempt from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not have any executive compensation, making the exemptions listed in (5) and (6) above generally inapplicable.
We cannot predict if investors will find our common stock less attractive because we choose to rely on any of the exemptions discussed above.
As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies.
Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.
Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, will have fiduciary duties under Delaware law to the Operating Partnership and to the limited partners in connection with the management of the Operating Partnership. Our duties as general partner of the Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership’s partnership agreement. The partnership agreement of the Operating Partnership provides that, for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders.
Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees will not be liable or accountable to the Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we or our officers, directors, agents or employees acted in good faith. In addition, the Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of the Operating Partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.
The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.
Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.
We intend to conduct our operations so that neither we, nor the Operating Partnership nor the subsidiaries of the Operating Partnership are investment companies under the Investment Company Act. However, there can be no assurance that we and our subsidiaries will be able to successfully avoid registering as an investment company. See “Prospectus Summary — Are there any Investment Company Act of 1940 considerations?”
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.
If we were required to register as an investment company but failed to do so, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our NAV and our ability to pay distributions to our stockholders.
We depend on the Adviser to develop appropriate systems and procedures to control operational risk.
Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We depend on the Adviser and its affiliates to develop the appropriate systems and procedures to control operational risk. We rely heavily on our financial, accounting and other data processing systems. The ability of our systems to accommodate transactions could also constrain our ability to properly manage our portfolio. Generally, the Adviser will not be liable for losses incurred due to the occurrence of any such errors.
We are subject to the risk that our trading orders may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, systems failure or human error. As a result, we could be unable to achieve the market position selected by the Adviser or might incur a loss in liquidating our positions. Since some of the markets in which we may effect transactions are over-the-counter or interdealer markets, the participants in such markets are typically not subject to credit evaluation or regulatory oversight comparable to that which members of exchange-based markets are subject. We are also exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions, thereby causing us to suffer a loss.
Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation and subject us to regulatory actions, increased costs and financial losses, each of which could materially adversely affect our business and results of operations.
Our operations are highly dependent on our information systems and technology and we rely heavily on our and the Adviser’s financial, accounting, treasury, communications and other data processing systems.

Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems are from time to time subject to cyberattacks, which may continue to increase in sophistication and frequency in the future. Attacks on the Adviser and its affiliates and their service providers’ systems could involve attempts that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses and other malicious code.
Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Our information and technology systems as well as those of the Adviser and other related parties, such as service providers, may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, “phishing” attempts and other forms of social engineering, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, or third-party agents and consultants of the Company. There has been an increase in the frequency and sophistication of the cyber and security threats the Adviser faces, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target the Adviser because it holds a significant amount of confidential and sensitive information about its investors and potential investments. As a result, the Adviser may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures the Adviser takes to ensure the integrity of its systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful.
If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including nonpublic personal information related to our shareholders (and their beneficial owners) and material nonpublic information. Although the Adviser has implemented, and its service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. The Adviser does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to the Adviser and us, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in the Adviser’s, its affiliates’ or our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our shareholders, material nonpublic information and the intellectual property and trade secrets and other sensitive information in the possession of the Adviser. We or the Adviser could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity and other events that may affect their business and financial performance.
The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, we could also suffer losses in connection with updates to, or the failure to timely update, our information systems and technology. In addition, we have become increasingly reliant on third-party service providers for certain aspects of our business, including for our administration, as well as for certain information systems and technology, including cloud-based services. These third-party service providers could also face ongoing cyber security threats and compromises of their systems and as a result, unauthorized individuals could gain access to certain confidential data.
Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which the Adviser operates have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples the General Data Protection Regulation in the European Union that went into effect in May 2018 and the California Consumer Privacy Act that went into effect in January 2020. Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data. Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize the Adviser, its employees’ or our investors’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through the Adviser’s computer systems and networks, or otherwise cause interruptions or malfunctions in its, its employees’, our investors’, our counterparties’ or third parties’ business and operations, which could result in significant financial losses, increased costs, liability to our investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if the Adviser fails to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely manner, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our investors or the Adviser’s fund investors and clients to lose confidence in the effectiveness of our or the Adviser’s security measures.
Finally, the Adviser’s technology, data and intellectual property are also subject to a heightened risk of theft or compromise to the extent the Adviser or its affiliates engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, the Adviser may be required to compromise protections or forego rights to technology, data and intellectual property to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on such businesses.
Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which could harm our ability to achieve our investment objectives.
Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend this offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares of common stock should consider a number of factors, including, but not limited to, cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers instead choose alternatives to our shares of common stock, many of which likely exist, our ability to raise capital will be adversely affected. You should ask your broker-dealer or other financial professional about what reasonable alternatives exist for you, and how our offering compares to other types of investments (e.g., listed entities) that may have lower costs, complexities, or risks, and that may be available for lower or no commissions. If Regulation Best Interest reduces our ability to raise capital in this offering, it may harm our ability to achieve our objectives.
Risks Related to Investments in Real Estate
Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.
We are subject to risks generally attributable to the ownership of real property, including:
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changes in global, national, regional or local economic, demographic or capital market conditions (including volatility as a result of the ongoing conflict between Russia and Ukraine and the rapidly evolving measures in response);

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future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

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changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

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vacancies or inability to lease space on favorable terms;

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increased competition for properties targeted by our investment strategy;

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bankruptcies, financial difficulties or lease defaults by our tenants;

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increases in interest rates and lack of availability of financing; and

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changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders.
Our success is dependent on general market and economic conditions.
The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. The Adviser’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser’s businesses and operations.
A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.
Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.
The Russian Federation invaded Ukraine on February 24, 2022, which has resulted in rising geopolitical tensions. The United States, the United Kingdom, European Union member states and other countries have imposed unprecedented economic sanctions on the Russian Federation, parts of Ukraine and various designated parties. As further military conflicts and economic sanctions continue to evolve, it has become increasingly difficult to predict the impact of these events or how long they will last. Depending on direction and timing, the Russian Federation-Ukraine conflict may exacerbate normal risks associated with the performance of our investments.
For example, as a result of the 2008 financial crisis, the availability of debt financing secured by commercial real estate was significantly restricted as a result of tightened lending standards for a prolonged period. As a result of the uncertainties in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions or their ability to make acquisitions or property improvements. Any future financial market disruptions may force us to use a greater proportion of our offering net proceeds to finance our acquisitions and fund property improvements, reducing the cash available to pay distributions or satisfy repurchase requests and reducing the number of acquisitions we would otherwise make.
Certain countries have been susceptible to epidemics and pandemics, most recently the novel coronavirus known as “COVID-19,” which has been designated as a pandemic by the World Health Organization. The outbreak of such epidemics or pandemics, together with the resulting restrictions on travel or quarantines imposed, have had a negative impact on the economy and business activity globally (including in the markets in which we intend to invest), and thereby could adversely affect the performance of our investments. Furthermore, the rapid development of epidemics or pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and the performance of our investments. These epidemics or pandemics could have particularly adverse impacts on certain industries and may also have particular negative effects on certain regions in which we own investments.
Political tensions between the United States and China have escalated due to, among other things, the imposition of tariffs by both the United States and China, the outbreak of COVID-19 and certain activities of China relating to Hong Kong. Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the United States and China, which would materially adversely affect global economic conditions and the stability of global financial markets.
COVID-19 has caused severe disruptions in the U.S. and global economy.
The global impact of the outbreak of COVID-19 has been widespread and many countries reacted to the outbreak by instituting quarantines and restrictions on travel, closing financial markets and restricting trading, and limiting operations of non-essential businesses. While many of these restrictions have been lifted, a surge in new cases could cause these restrictions to be reinstated. The reactions to the pandemic created disruption in global supply chains and adversely impacted many industries. Although vaccines for COVID-19 have been made available to the general public in the United States and in many places around the world, vaccination rates vary, the vaccines may lose effectiveness without boosters and new strains of COVID-19 may emerge that are resistant to the vaccines. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, present uncertainty and risk with respect to us. The full extent of the impact and effects of COVID-19 will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our expected performance, results of operations and ability to pay distributions and satisfy repurchase requests.
We may be subject to additional risks from our non-U.S. investments.
We may invest in real estate located outside of the United States and real estate debt and real estate-related securities issued in, and/or backed by real estate in, countries outside the United States, including Canada, Europe, Asia-Pacific and certain other countries. Non-U.S. real estate and real estate debt and real estate-related securities involve certain factors not typically associated with investing in such investments in the United States, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.
Our investments will be concentrated in the industrial warehouse and logistics sector and our business would be adversely affected by an economic downturn in that sector. In addition, the Seed Portfolio is geographically concentrated in the Midwest region of the United States, which may expose us to the risk of economic downturns in that region.
Our investments in real estate assets will be concentrated in the industrial warehouse and logistics sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities were more diversified. In addition to general, regional, national, and international economic conditions, our operating performance is impacted by the economic conditions of the specific geographic markets in which we have concentrations of properties. For example, the Seed Portfolio is geographically concentrated in the Midwest region of the United States, with properties in the following markets (which accounted for the percentage of our gross asset value on a pro forma basis indicated), as of September 30, 2022: St. Louis, MO (41%); Cincinnati, OH (26%); Kansas City, MO (27%); and Kenosha, WI (6%). This geographic concentration could adversely affect our operating performance if conditions become less favorable in any of the markets in which we have a concentration of properties. While we intend to diversify our portfolio by geography and investments over time, our portfolio may be heavily concentrated at any time, and in particular during the Ramp-Up Period, in only a limited number of geographies or investments, and, as a consequence, our aggregate return may be substantially affected by the unfavorable performance of even a single investment or adverse economic or business conditions affecting a particular geography. Investors have no assurance as to the degree of diversification in our investments by geographic region.
Further, we cannot assure you that any of our target markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of industrial warehouse and logistics properties. Our operations may also be affected if competing properties are built in our target markets. Any adverse economic or real estate developments in our target markets, or any decrease in demand for industrial warehouse and logistics properties resulting from the regulatory environment, business climate or energy or fiscal problems, could materially and adversely impact our financial condition, results of operations, cash flow, our ability to satisfy our debt service obligations and our ability to successfully implement our investment strategy.
We may change our investment and operational policies without stockholder consent.
Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, we may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this prospectus. Our board of directors also approved very broad investment guidelines with which we must comply, but these guidelines provide the Adviser with broad discretion and can be changed by our board of directors. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially adversely affect our results of operations and financial condition.
We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.
Because real estate investments are relatively illiquid, it could be difficult for us to promptly sell one or more of our properties on favorable terms. Additionally, we may agree to lock-out or other provisions when we acquire a property that materially restrict us from selling such property or our interest in such property for a period of time. This may limit our ability to change our portfolio quickly in response to adverse changes in the performance of any such property or economic or market trends. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without materially adversely affecting returns to our stockholders. These restrictions could materially adversely affect our results of operations and financial condition.
We face risks associated with property acquisitions.
We intend to acquire properties and portfolios of properties, including large portfolios that could result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:
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we may be unable to complete an acquisition after making a non-refundable deposit or guarantee and incurring certain other acquisition-related costs;

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we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;

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acquired properties may fail to perform as expected;

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acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

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we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

In addition, while we intend to invest primarily in stabilized, income-oriented real estate, we may also acquire assets that require new development or some amount of capital investment to be renovated or repositioned. These investments are generally subject to higher risk of loss than investments in stabilized real estate and there is no guarantee that any renovation or repositioning will be successful, or that the actual costs will not be greater than our estimates.
Certain of our investments may have additional capital requirements.
Certain of our investments, including those that may be in a development phase, are expected to require additional financing to satisfy their working capital requirements or development strategies. The amount of such additional financing needed will depend upon the maturity and objectives of the particular asset, which may be an unfavorable price at such time. Each round of financing (whether from us or other investors) is typically intended to provide enough capital to reach the next major milestone in an asset’s life-cycle. If the funds provided are not sufficient, additional capital may be required to be raised at a price unfavorable to the existing investors, including us. In addition, we may make additional debt and equity investments or exercise warrants, options, convertible securities or other rights that were acquired in the initial investment in such portfolio company in order to preserve our proportionate ownership when a subsequent financing is planned, or to protect our investment when such portfolio company’s performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond the control of us or any portfolio company. There can be no assurance that we or any portfolio company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to provide sufficient additional capital with respect to an investment could adversely affect our performance.

The sale and disposition of real properties carry certain litigation risks at the property level that may reduce our profitability and the return on your investment.
The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by us in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.
Competition for investment opportunities may reduce our profitability and the return on your investment.
We will face competition from various entities for investment opportunities in properties, including other REITs, real estate operating companies, pension funds, insurance companies, investment funds and companies, partnerships and developers, some of which are likely a source of reasonable alternatives under Regulation Best Interest. In addition to third-party competitors, other programs sponsored by the Adviser and its affiliates, particularly those with investment strategies that overlap with ours may seek investment opportunities in accordance with the Adviser’s prevailing policies and procedures. Some of these entities may have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets could have a material impact on the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. The lack of available debt on reasonable terms or at all could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, over the past several years, a number of real estate funds and publicly traded and public, non-listed REITs have been formed and others have been consolidated (and many such existing funds have grown in size) for the purpose of investing in real estate and/or real estate-related assets. Additional real estate funds, vehicles and REITs with similar investment objectives are expected to be formed in the future by other unrelated parties and further consolidations may occur (resulting in larger funds and vehicles). Consequently, it is expected that increased competition for appropriate investment opportunities would reduce the number of investment opportunities available to us and adversely affect the terms, including price, upon which investments can be made. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, and in such case our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.
We may make a substantial amount of joint venture investments, including with Other BentallGreenOak Accounts. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.
We have made joint venture investments (including our acquisition of an interest in the Seed Portfolio) and we expect to make additional joint venture investments in the future. We have entered into, and expect to continue to enter into, joint ventures as part of an acquisition with the seller of the properties. We may acquire non-controlling interests or shared control interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In some cases, our joint venture partner may be entitled to property management fees, promote or other incentive fee payments as part of the arrangement of the joint venture. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.
In addition, in connection with investments in which we participate alongside any Other BentallGreenOak Accounts, the Adviser may decline to exercise, or delegate to a third party, certain control, foreclosure and similar governance rights relating to such shared investments for legal, tax, regulatory or other reasons. There is no guarantee that we will be able to co-invest with any Other BentallGreenOak Account in the future. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other BentallGreenOak Accounts.
If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. In some joint ventures we may be obligated to buy all or a portion of our joint venture partner’s interest in connection with a crystallization event, and we may be unable to finance such a buy-out when such crystallization event occurs, which may result in interest or other penalties accruing on the purchase price. If we buy our joint venture partner’s interest we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest is typically determined by negotiations between us and our joint venture partner and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with BentallGreenOak affiliates may also entail further conflicts of interest. Joint venture partners may receive ongoing fees in connection with providing service to the joint venture or its properties, including promote fees, beyond their equity investment, which would reduce the amount of our economic interest.
Some additional risks and conflicts related to our joint venture investments (including joint venture investments with BentallGreenOak affiliates) include, but are not limited to:
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the joint venture partner could have economic or other interests that are inconsistent with or different from our interests, including interests relating to the financing, management, governance, operation, leasing or sale of the assets purchased by such joint venture;

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our joint venture partners may receive ongoing fees from our joint ventures, including promote payments and potential buyouts of their equity investments, all of which may reduce amounts otherwise payable to us;

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tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner could cause it to want to take actions contrary to our interests. For example, if the joint venture partner conducts its operations so as to not be an investment company by complying with the requirements under Section 3(a)(1)(C) of the Investment Company Act or seeks to have some or all of its investments in majority-owned subsidiaries that qualify for the exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, such joint venture partner could seek to dispose of or continue to hold joint venture investments for reasons other than the business case of particular assets, which could be at odds with us;

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the joint venture partner could have joint control or joint governance of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;

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under the joint venture arrangement, it is possible that neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of BentallGreenOak;

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under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we may be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so;

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if the joint venture partner charges fees or incentive allocation to the joint venture arrangement, the joint venture partner could have an incentive to hold assets longer or otherwise behave to maximize fees and incentive allocation paid, even when doing so is not in our best interest;

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the joint venture partner could have authority to remove the BentallGreenOak affiliated investment manager of the joint venture. If such removal were to occur, we would be joint venture partners with a third-party manager, in which case it could be significantly more difficult for us to implement our investment objective with respect to any of our investments held through such joint ventures;

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our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such joint venture partner not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time;

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under the joint venture arrangement, we and the joint venture partner could each have preemptive rights in respect of future issuances by the joint venture, which could limit a joint venture’s ability to attract new third-party capital;

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under the joint venture arrangement, the termination or non-renewal of the Adviser pursuant to the terms of the Advisory Agreement could trigger change of control restrictions that may include buy/sell rights like those described above, a loss of governance rights in the joint venture or other adverse consequences;

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under the joint venture arrangement, we and the joint venture partner could be subject to lock-ups, which could prevent us from disposing of our interests in the joint venture at a time it determines it would be advantageous to exit; and

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the joint venture partner could have a right of first offer, tag-along rights, drag-along rights, consent rights or other similar rights in respect of any transfers of the ownership interests in the joint venture to third parties, which could have the effect of making such transfers more complicated or limiting or delaying us from selling our interest in the applicable investment.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with Other BentallGreenOak Accounts or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.
Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.
We may acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on the Adviser in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package and/or also include certain additional investments or transactions even though, were it not part of the overall transaction, we may not want to purchase one or more properties included in such portfolio or participate in additional investments or transactions. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties or investments, or if the seller imposes a lock-out period or other restriction on a subsequent sale, we may be required to operate such properties or attempt to dispose of such properties or investments (if not subject to a lock-out period). We have also shared in the past and may in the future share the acquisition of large portfolios of properties with our affiliates, which can result in conflicts of interest, including as to the allocation of properties within the portfolio and the prices attributable to such properties. See “Risks Related to Conflicts of Interest — We may invest in joint ventures and other co-investment arrangements with Other BentallGreenOak Accounts or divide a pool of investments among us and Other BentallGreenOak Accounts.” It may also be difficult for the Adviser to fully analyze each property in a large portfolio, increasing the risk that properties do not perform as anticipated. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on investments in real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.
In the event we obtain options to acquire properties, we may lose the amount paid for such options whether or not the underlying property is purchased.
We may obtain options to acquire certain properties. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Any unreturned option payments will reduce the amount of cash available for further investments or distributions to our stockholders.
In our due diligence review of potential investments, we may rely on third-party consultants and advisors and representations made by sellers of properties, and we may not identify all relevant facts that may be necessary or helpful in evaluating potential investments.
Before making investments, due diligence will typically be conducted in a manner that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental, social governance, real property and legal issues. Outside consultants, legal advisors, appraisers, accountants, investment banks and other third parties, including affiliates of the Adviser or BentallGreenOak, may be involved in the due diligence process to varying degrees depending on the type of investment, the costs of which will be borne by us. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to the Adviser’s reduced control of the functions that are outsourced. Where affiliates of BentallGreenOak are utilized, the Adviser’s management fee will not be offset for the fees paid or expenses reimbursed to such affiliates. In addition, if the Adviser is unable to timely engage third-party providers, the ability to evaluate and acquire more complex targets could be adversely affected. In the due diligence process and making an assessment regarding a potential investment, the Adviser will rely on the resources available to it, including information provided by the target of the investment and, in some circumstances, third-party investigations. The Adviser’s due diligence investigation with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity, particularly for large portfolio investments. Moreover, such an investigation will not necessarily result in the investment being successful. There can be no assurance that attempts to provide downside protection with respect to investments, including pursuant to risk management procedures described in this prospectus, will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk.
Certain properties may require an expedited transaction, which may result in limited information being available about the property prior to its acquisition.
Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited, and the Adviser may not have access to detailed information regarding the investment property or portfolio of properties, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting such investment. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment, and we may make investments which we would not have made if more extensive due diligence had been undertaken. Because large portfolios of properties still generally require diligence to analyze individual properties, these risks are exacerbated in expedited transactions of large portfolios. In addition, the Adviser may use consultants, legal advisors, appraisers, accountants, investment banks and other third parties in connection with its evaluation or diligence of certain investments. No assurance can be given as to the accuracy or completeness of the information provided by such third parties, and we may incur liability as a result of such third parties’ actions.
There can be no assurance that the Adviser will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices or material misstatements or omissions by the seller in connection with our property acquisitions during the due diligence phase or during our efforts to monitor and disclose information about the investment on an ongoing basis or that any risk management procedures implemented by us will be adequate.
When conducting due diligence and making an assessment regarding an investment, the Adviser will rely on the resources available to it, including information provided or reported by the seller of the investment and, in some circumstances, third-party investigations. The due diligence investigation that the Adviser carries out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Conduct occurring at the portfolio property, even activities that occurred prior to our investment therein, could have a material adverse impact us.
In the event of fraud by the seller of a property, we may suffer a partial or total loss of capital invested in that property. An additional concern is the possibility of material misrepresentation or omission on the part of the seller. Such inaccuracy or incompleteness may materially adversely affect the value of our investments in such property. We will rely upon the accuracy and completeness of representations made by sellers of properties in the due diligence process to the extent reasonable when we make our investments, but cannot guarantee such accuracy or completeness.
In addition, we rely on information, including financial information and non-GAAP metrics, provided by sellers of our investments for disclosure to our investors about potential acquisitions or current assets owned by us (including the Seed Portfolio). Accordingly, although we believe such information to be accurate, such information cannot be independently verified by the Adviser, and in some cases such information has not been independently reviewed or audited while under our ownership or control or at all. We cannot assure you that that the financial statements or metrics of properties we have acquired or will acquire would not be materially different if such statements or metrics had been independently audited or reviewed.
Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of our properties to varying degrees depending on the type of investment. For example, certain asset management and finance functions, such as data entry relating to a property, may be outsourced to a third-party service provider whose fees and expenses will be borne by such property or us. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to our reduced control of the functions that are outsourced.
We will rely on property managers to operate our properties and leasing agents to lease vacancies in our properties.
The Adviser intends to hire property managers to manage our properties and leasing agents to lease vacancies in our properties. These property managers may be our affiliates, subject to applicable law, or partners in joint ventures that we enter into. We may also use portfolio entities owned by us to provide these property management, leasing and similar services. The property managers will have significant decision-making authority with respect to the management of our properties. As a result, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Thus, the success of our business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. In cases where we use one of our portfolio entities to provide property management services, we will directly incur the expenses of property management and the other costs and obligations associated with operating the portfolio entity, including the compensation of our portfolio entity employees. Any adversity experienced by, or problems in our relationship with, our property managers or leasing agents could adversely impact the operation and profitability of our properties.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and could materially adversely affect our revenue and net income, overall performance, results of operations and ability to pay distributions.
We expect that rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could materially adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations could materially adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing debts we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may materially adversely affect our results of operations, performance and our ability to pay distributions.
Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.
Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.
Similarly, certain of our properties, including certain industrial warehouses, may be leased out to single tenants or tenants that are otherwise reliant on a single enterprise to remain in business. Adverse impacts to such tenants, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results. As a result, such tenants or operators may be required to suspend operations for what could be an extended period of time. Further, if such tenants default under their leases or such operators are unable to operate, we may not be able to promptly enter into a new lease or operating arrangement, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements for a new tenant or operator, any of which could materially adversely impact our operating results.
We may be unable to renew leases as leases expire.
We may not be able to lease properties that are vacant or become vacant because a tenant decides not to renew its lease or by the continued default of a tenant under its lease. In addition, certain of the properties we acquire may have some level of vacancy at the time of acquisition. Certain other properties may be specifically suited to the particular needs of a tenant and may become vacant after we acquire them. Even if a tenant renews its lease or we enter into a lease with a new tenant, the terms of the new lease may be less favorable than the terms of the old lease. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the property’s leases. If we are unable to promptly renew or enter into new leases, or if the rental rates are lower than expected, our results of operations and financial condition will be adversely affected. For example, following the termination or expiration of a tenant’s lease there may be a period of time before we will begin receiving rental payments under a replacement lease. During that period, we will continue to bear fixed expenses such as interest, real estate taxes, maintenance, security, repairs and other operating expenses. In addition, declining economic conditions may impair our ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require us to make capital improvements to properties that would not have otherwise been planned. Any unbudgeted capital improvements that we undertake may divert cash that would otherwise be available for distributions or for satisfying repurchase requests. Ultimately, to the extent that we are unable to renew leases or re-let space as leases expire, decreased cash flow from tenants will result, which could materially adversely impact our operating results.
We may be required to expend funds to correct defects or to make improvements before a tenant can be found for a property at an attractive lease rate or an investment in a property can be sold. No assurance can be given that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed on that property. These factors and others that could impede our ability to respond to adverse changes in the performance of our properties could materially adversely affect our financial condition and results of operations.
Our properties will face significant competition.
We will face significant competition from owners, operators and developers of properties. Substantially all of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. If one of our properties were to lose an anchor tenant, this could impact the leases of other tenants, who may be able to modify or terminate their leases as a result.
Our properties may be leased at below-market rates under long-term leases.
We may seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that we expect contractual rent increases would be generally included. In addition, where appropriate, we will seek leases that provide for operating expenses, or expense increases, to be paid by the tenants. These leases may allow tenants to renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates (including, for example, as a result of increased inflation), or if our negotiated increases provide for a discount to then-current market rental rates (in exchange for lower volatility), we may set the rental rates of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates are less than then-current market rental rates. Further, we may be unable to terminate those leases or adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.
We may experience material losses or damage related to our properties and such losses may not be covered by insurance.
We may experience material losses related to our properties arising from natural disasters, such as extreme weather events, climate change, earthquakes or floods, and acts of God, vandalism or other crime, faulty construction or accidents, fire, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, acts of terrorism or other catastrophes. We plan to carry insurance covering our properties under policies the Adviser deems appropriate. The Adviser will select policy specifications and insured limits that it believes to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Insurance policies on our properties may include some coverage for losses that are generally catastrophic in nature, such as losses due to terrorism, earthquakes and floods, but we cannot assure you that it will be adequate to cover all losses and some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. In general, losses related to terrorism are becoming harder and more expensive to insure against. In some cases, the insurers exclude terrorism, in others the coverage against terrorist acts is limited, or available only for a significant price. A similar dynamic has been unfolding with respect to certain weather and fire events, with insurers excluding certain investments that have high risk of weather, earthquake or fire events. As the effects of climate change increase, we expect the frequency and impact of weather and climate related events and conditions could increase as well. As a result, not all investments may be insured against terrorism, weather or fire. If we or one or more of our tenants experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Certain of these events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us or the Adviser.
We will face unique risks related to any development or redevelopment projects we undertake.
We may invest in real estate value creation opportunities that incorporate property refurbishment, redevelopment and development, which will subject us to the risks normally associated with these activities, including risks relating to the availability and timely receipt of zoning, occupancy and other regulatory approvals, required governmental permits and authorizations, the cost and timely completion of construction (including risks beyond our reasonable control, such as weather or labor conditions or material shortages), risks that the properties will not achieve anticipated sales or occupancy levels or sustain anticipated rentals and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of refurbishment, redevelopment and development activities once undertaken, any of which could have an adverse effect on our performance. Investments undergoing refurbishment, redevelopment and development may receive little or no cash flow from the date of acquisition through the date of completion and may experience operating deficits after the date of completion. In addition, market conditions may change during the course of the project, which may make such refurbishment, redevelopment or development less attractive than at the time it was commenced.
Our investments in refurbishment, redevelopment and development properties may involve construction. The primary risks associated with new construction are cost overruns and delays. We will generally require developers to meet certain performance benchmarks with respect to construction progress as a condition of our investment. Although such developers may be required to guarantee completion of construction and be responsible for 100% of all cost overruns, delays may be beyond the control of such developers, and hence cannot always be fully mitigated. Additionally, developers may refuse or not be able to meet any previously agreed obligations or suffer financial difficulties, including insolvency. Should delays occur, an investment may be subject to a longer holding period, possibly reducing our returns. Developer guarantees may not include all costs or may not be fulfilled by the developer. Although we will attempt to mitigate some of the construction risk by requiring third-party surety guarantees for the completion of construction in some instances, affiliating only with development companies having significant net worth and cash flow to support completion guarantees, and in many cases requiring the deferral of developer fees and a portion of construction fees, there can be no assurances that we will be successful in so doing. Any increased construction costs could materially and adversely affect the return on our investments. We may enter into certain completion, environmental or non-recourse carve-out guarantees (or indemnify certain third parties, including joint venture partners with respect to such guarantees) with respect to one or more refurbishment, redevelopment and development properties. We may also guarantee the indebtedness or other obligations of any person in which we have made or propose to make such an investment (or one or more investment vehicles that may co-invest with us). As a result of such guarantees and indemnities, our losses with respect to an investment in refurbishment, redevelopment and development properties may exceed the total amount we invest in such investment.
Supply chain disruptions could create unexpected renovation or maintenance costs or delays and/or could impact our tenants’ businesses, any of which could materially adversely our results of operations.
The construction and building industry, similar to many other industries, has recently experienced worldwide supply chain disruptions due to a multitude of factors that are beyond our control, including the COVID-19 pandemic, and such disruptions may continue to occur. Materials, parts and labor have also increased in cost over the recent past, sometimes significantly and over a short period of time. Although we generally do not intend to engage in large-scale development projects, small-scale construction projects, such as building renovations and maintenance or and tenant improvements that may be required under leases may be routine and necessary part of our business. We may incur costs for a property renovation or maintenance that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages. Some tenants may have the right to terminate their leases if a renovation project is not completed on time. In addition, our tenants’ businesses may also be affected by supply chain issues, which could impact their ability to meet their obligations to us under their leases.
The impacts of climate-related initiatives at the U.S. federal and state levels remain uncertain at this time but could result in increased operating costs.
Government authorities and various interest groups are promoting laws and regulations that could limit greenhouse gas (“GHG”) emissions due to concerns over contributions to climate change. The United States Environmental Protection Agency (the “EPA”) has moved to regulate GHG emissions from large stationary sources, including electricity producers, and mobile sources, through fuel efficiency and other requirements, using its existing authority under the Clean Air Act. Moreover, certain state and regional programs are being implemented to require reductions in GHG emissions. Any additional taxation or regulation of energy use, including as a result of (i) the regulations that the EPA has proposed or may propose in the future, (ii) state programs and regulations, or (iii) renewed GHG legislative efforts by future Congresses, could result in increased operating costs that we may not be able to effectively pass on to our tenants. In addition, any increased regulation of GHG emissions could impose substantial costs on our industrial tenants. These costs include, for example, an increase in the cost of the fuel and other energy purchased by our industrial tenants and capital costs associated with updating or replacing their trucks earlier than planned. Any such increased costs could impact the financial condition of our industrial tenants and their ability to meet their lease obligations and to lease or re-lease our properties.
We could become subject to liability for environmental violations, regardless of whether we caused such violations.
We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances, and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred.
In addition, third parties may sue the owner or manager of a property for damages based on personal injury, natural resources, or property damage and/or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties. There can be no assurance that these laws, or changes in these laws, will not have a material adverse effect on our business, results of operations or financial condition. We could also suffer losses if reserves or insurance proceeds prove inadequate to cover any such matters. The cost to perform any remediation, and the cost to defend against any related claims, could exceed the value of the relevant investment, and in such cases we could be forced to satisfy the claims from other assets. We may have an indemnity from a third party purporting to cover these liabilities, but there can be no assurance as to the financial viability of any indemnifying party at the time a claim arises. In addition, some environmental laws create a lien on a contaminated asset in favor of governments or government agencies for costs they may incur in connection with the contamination.
Our costs associated with complying with the Americans with Disabilities Act of 1990 (the “ADA”) may affect cash available for distributions.
Any domestic properties we acquire will generally be subject to the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We may not acquire properties that comply with the ADA or we may not be able to allocate the burden on the seller or other third party, such as a tenant, to ensure compliance with the ADA in all cases.
The properties we acquire will be subject to property taxes that may increase in the future, which could materially adversely affect our cash flow.
Any properties we acquire will be subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Some of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable (or not obligated) to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we are generally responsible for property taxes related to any vacant space. Consequently, any tax increases may materially adversely affect our results of operations at such properties.
Certain of our investments may be in the form of ground leases, which provide limited rights to the underlying property.
We may in the future invest from time to time in real properties that are subject to ground leases. As a lessee under a ground lease, we may be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may adversely impact our investment performance. Furthermore, ground leases generally provide for certain provisions that limit the ability to sell certain properties subject to the lease. To assign or transfer rights and obligations under certain ground leases, we will generally need to obtain consent of the landlord of such property, which, in turn, could adversely impact the price realized from any such sale.
A significant number of our properties may be special use and/or build-to-suit and may be difficult to sell or relet upon tenant defaults or lease terminations.
A significant number of our properties may include special use and/or build-to-suit properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets and this illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With such properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant, finance the property or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or relet our properties and materially adversely affect our results of operations.
We face risks in effecting operating improvements.
In some cases, the success of an investment will depend, in part, on our ability to restructure and effect improvements in the operations of a property. The activity of identifying and implementing restructuring programs and operating improvements at a property entails a high degree of uncertainty. There can be no assurance that we will be able to successfully identify and implement such restructuring programs and improvements.
Our industrial tenants may be adversely affected by a decline in manufacturing activity in the United States.
Fluctuations in manufacturing activity in the United States may adversely affect our industrial tenants and therefore the demand for and profitability of our properties. Trade agreements with foreign countries have given employers the option to utilize less expensive foreign manufacturing workers. Outsourcing manufacturing activities could reduce the demand for U.S. workers, thereby reducing the profitability of our industrial tenants and the demand for and profitability of our properties.
We intend to invest in commercial properties subject to net leases, which could subject us to losses.
We intend to invest in commercial properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.
Certain commercial properties subject to net leases in which we may invest may be occupied by a single tenant and, therefore, the success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.
In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.
We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and the timing of our income inclusion could differ from that of the lease payments. If a sale-leaseback transaction were so recharacterized (or otherwise not respected as a lease), we might fail to satisfy the REIT qualification “asset tests” or “income tests” and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.
If a tenant of a net lease defaults and we are unable to find a replacement tenant, we may attempt to hold and operate the relevant property ourselves through a taxable REIT subsidiary, which would subject income on the property to corporate-level taxation, thereby reducing our funds available for distribution. In certain circumstances, depending on how much capacity we have available of the total value we are permitted to hold in taxable REIT subsidiaries under applicable rules, we may not be able to hold and operate the property in a taxable REIT subsidiary, which could result in the property and the related income not satisfying the REIT qualification asset and income tests and could jeopardize our REIT status.
Technological or other innovations may disrupt the markets and sectors in which we operate and subject us to increased competition or negatively impact the tenants of our properties and the value of our properties.
Current trends in the real estate market generally have been toward disrupting the industry with technological or other innovations, and multiple young companies have been successful in capitalizing on this trend toward disruption. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect us, tenants of our properties or our investments or alter the market practices that help frame our strategy. For example, the value of our future industrial warehouse properties may be affected if supply chains evolve in a way that decreases the need for traditional warehousing. Such new approaches could damage our future investments, significantly disrupt the market in which we operate and subject us to increased competition, which could materially and adversely affect our business, financial condition and results of operations. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.
Rising inflation may materially adversely affect our financial condition and results of operations.
Inflation in the United States has recently accelerated and is currently expected to continue at an elevated level in the near-term. Rising inflation could have an adverse impact on any floating rate mortgages, credit facility and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ revenues and, in turn, our percentage rents, where applicable.
In addition, leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases and our operating and other expenses are increasing faster than anticipated, our business, financial condition, results of operations, cash flows or our ability to satisfy our debt service obligations or to pay distributions on shares of our common stock could be materially adversely affected.
Risks Related to Investments in Real Estate-Related Investments
Investments in real estate debt are subject to risks including various creditor risks and early redemption features, which may materially adversely affect our results of operations and financial condition.
The real estate debt and other real estate-related assets in which we may invest may include secured or unsecured debt at various levels of an issuer’s capital structure. The real estate debt in which we may invest may not be protected by financial covenants or limitations upon additional indebtedness, may be illiquid or have limited liquidity, and may not be rated by a credit rating agency. Real estate debt is also subject to other creditor risks, including (i) the possible invalidation of an investment transaction as a “fraudulent conveyance” under relevant creditors’ rights laws, (ii) so-called lender liability claims by the issuer of the obligation and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Our investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by us earlier than expected, resulting in a lower return to us than anticipated or reinvesting in a new obligation at a lower return to us.

Our debt investments may face prepayment risk and interest rate fluctuations that may adversely affect our results of operations and financial condition.
During periods of declining interest rates, the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem a debt security if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. In addition, the market price of our investments will change in response to changes in interest rates and other factors. During periods of declining interest rates, the market price of fixed-rate debt investments generally rises. Conversely, during periods of rising interest rates, the market price of such investments generally declines. The magnitude of these fluctuations in the market price of debt investments is generally greater for securities with longer maturities. If the U.S. Federal Reserve or other relevant central banks increase benchmark interest rates, this could also negatively impact the price of debt instruments and could adversely affect the value of our real estate debt investments and the NAV per share of our common stock.
Reinvestment risk could affect the price for our shares of common stock or their overall returns.
Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our real estate debt portfolio’s current earnings rate. A decline in income could affect the NAV of our shares of common stock or their overall returns.
Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.
Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy, operating income and room rates for hotel properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantines imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, war, demand and/or real estate values generally and other factors that are beyond the control of the Adviser. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

The Adviser cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.
The operating and financial risks of issuers and the underlying default risk across capital structures may adversely affect our results of operations and financial condition.
Our real estate debt and other real estate-related investments will involve credit or default risk, which is the risk that an issuer or borrower will be unable to make principal and interest payments on its outstanding debt when due. The risk of default and losses on real estate debt and other real estate-related instruments will be affected by a number of factors, including global, regional and local economic conditions, interest rates, the commercial real estate market in general, an issuer’s equity and the financial circumstances of the issuer, as well as general economic conditions. Such default risk will be heightened to the extent we make relatively junior investments in an issuer’s capital structure since such investments are structurally subordinate to more senior tranches in such issuer’s capital structure, and our overall returns would be adversely affected to the extent one or more issuers is unable to meet its debt payment obligations when due. To the extent we hold an equity or “mezzanine” interest in any issuer that is unable to meet its debt payment obligations, such equity or mezzanine interest could become subordinated to the rights of such issuer’s creditors in a bankruptcy. See “— We may invest in subordinated debt, which is subject to greater credit risk than senior debt” below. Furthermore, the financial performance of one or more issuers could deteriorate as a result of, among other things, adverse developments in their businesses, changes in the competitive environment or an economic downturn. As a result, underlying properties or issuers that we expected to be stable may operate, or expect to operate, at a loss or have significant fluctuations in ongoing operating results, may otherwise have a weak financial condition or be experiencing financial distress and subject our investments to additional risk of loss and default.
We may invest in high-yield debt, which is generally subject to more risk than higher rated securities.
Debt that is, at the time of purchase, rated below investment grade (below Baa by Moody’s and below BBB by S&P and Fitch), an equivalent rating assigned by another nationally recognized statistical rating organization or unrated but judged by the Adviser to be of comparable quality are commonly referred to as “high-yield” securities.
Investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High-yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Debt instruments in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high-yield securities may be more complex than for issuers of higher quality securities.
High-yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, we may incur additional expenses to seek recovery. The market prices of high-yield securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash.

The secondary market on which high-yield securities are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a high yield security, and could adversely affect the NAV of our shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. When secondary markets for high yield securities are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and we may have greater difficulty selling our portfolio securities. We will be more dependent on the Adviser’s research and analysis when investing in high-yield securities.
Some of our real estate-related securities investments may become distressed, which securities would have a high risk of default and may be illiquid.
While it is generally anticipated that our real estate-related securities investments will focus primarily on investments in non-distressed real estate-related interests (based on our belief that there is not a low likelihood of repayment), our investments may become distressed following our acquisition thereof. Additionally, we may invest in real estate debt investments that we believe are available to purchase at “discounted” rates or “undervalued” prices. Purchasing real estate debt at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive returns to us or will not be subject to further reductions in value. There is no assurance that such investments can be acquired at favorable prices, that such investments will not default, or that the market for such interests will improve. In addition, the market conditions for real estate debt investments may deteriorate further, which could have an adverse effect on the performance of our investments.
During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.
These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings, or may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, a substantial writedown of the principal of such investment and other concessions which could adversely affect our returns on the investment. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein.
For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the “cramdown” provisions of the bankruptcy laws.
However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such investment, replacement “takeout” financing will not be available, resulting in an inability by the issuer to repay the investment. Although unlikely, it is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate debt we acquire. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action, which often prolongs and complicates an already difficult and time consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing, management, development and other operations of the property. In the event we foreclose on a debt investment, we will be subject to the risks associated with owning and operating real estate.
Certain risks associated with CMBS may adversely affect our results of operations and financial condition.
We may invest a portion of our assets in pools or tranches of CMBS, including horizontal and other risk retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels, and which from time to time include assets or properties owned directly or indirectly by one or more Other BentallGreenOak Accounts. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes. The commercial mortgages underlying CMBS generally face the risks described above in “— We may invest in commercial mortgage loans that are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.”
CMBS may also have structural characteristics that distinguish them from other securities. The interest rate payable on these types of securities may be set or effectively capped at the weighted average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relevant timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. Certain mortgage-backed securities may provide for the payment of only interest for a stated period of time. In addition, in a bankruptcy or similar proceeding involving the originator or the servicer of the CMBS (often the same entity or an affiliate), the assets of the issuer of such securities could be treated as never having been truly sold to the originator to the issuer and could be substantively consolidated with those of the originator, or the transfer of such assets to the issuer could be voided as a fraudulent transfer.
The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.
Concentrated CMBS investments may pose specific risks beyond the control of the Adviser that may adversely affect our results of operations and financial condition.
Default risks with respect to CMBS investments may be further pronounced in the case of single-issuer CMBSs or CMBSs secured by a small or less diverse collateral pool. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond the control of the Adviser relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations.

The quality of the CMBS is dependent on the credit quality and selection of the mortgages for each issuance.
CMBS are also affected by the quality of the credit extended. As a result, the quality of the CMBS is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such CMBS and other factors such as adverse selection within a particular tranche or issuance.
There are certain risks associated with the insolvency of obligations backing mortgage-backed securities and other investments.
The real estate loans backing the mortgage-backed securities (“MBS”) and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower’s debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was “insolvent” after giving effect to the incurrence of the indebtedness constituting the mortgage backing the MBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was “insolvent” after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year and one day) before insolvency.
There are certain risks associated with MBS interest shortfalls.
Our MBS investments may be subject to interest shortfalls due to interest collected from the underlying loans not being sufficient to pay accrued interest to all of the MBS interest holders. Interest shortfalls to the MBS trust will occur when the servicer does not advance full interest payments on defaulted loans. The servicer in a MBS trust is required to advance monthly principal and interest payments due on a delinquent loan. Once a loan is delinquent for a period of time (generally 60 days), the servicer is required to obtain a new appraisal to determine the value of the property securing the loan. The servicer is only required to advance interest based on the lesser of the loan amount or 90%, generally, of the appraised value. Interest shortfalls occur when 90%, generally, of the appraised value is less than the loan amount and the servicer does not advance interest on the full loan amount. The resulting interest shortfalls impact interest payments on the most junior class in the trust first. As interest shortfalls increase, more senior classes may be impacted. Over time, senior classes may be reimbursed for accumulated shortfalls if the delinquent loans are resolved, but there is no guarantee that shortfalls will be collected. Interest shortfalls to the MBS trust may also occur as a result of accumulated advances and expenses on defaulted loans. When a defaulted loan or foreclosed property is liquidated, the servicer will be reimbursed for accumulated advances and expenses prior to payments to MBS bond holders. If proceeds are insufficient to reimburse the servicer or if a defaulted loan is modified and not foreclosed, the servicer is able to make a claim on interest payments that is senior to the bond holders to cover accumulated advances and expenses. If the claim is greater than interest collected on the loans, interest shortfalls could impact one or more bond classes in a MBS trust until the servicer’s claim is satisfied.
We may acquire MBS affiliated with BentallGreenOak.
We may acquire MBS whereby mortgages underlying the MBS were issued or acquired by, properties underlying the mortgages in the MBS are owned by, and/or the MBS is serviced or structured by, a BentallGreenOak affiliate. While we may acquire such MBS from third parties on terms already negotiated by and agreed with third parties and will forgo certain non-economic rights (including voting rights) in such MBS as long as the affiliation persists, which we believe should mostly mitigate any conflicts of interest, there is no assurance that such procedures will adequately address all of the conflicts of interest that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Since certain of our executives are also executives of BentallGreenOak, the same personnel may determine the price and terms for the investments for both us and these entities and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of fair value, will prevent the consideration we pay for these investments from exceeding their fair value or ensure that we receive terms for a particular investment opportunity that are as favorable as those available from an independent third party.
Our CMBS investments face risks associated with extensions that may adversely affect our results of operations and financial condition.
Our CMBS and other investments may be subject to extension, resulting in the term of the securities being longer than expected. Extensions are affected by a number of factors, including the general availability of financing in the market, the value of the related mortgaged property, the borrower’s equity in the mortgaged property, the financial circumstances of the borrower, fluctuations in the business operated by the borrower on the mortgaged property, competition, general economic conditions and other factors. Such extensions may also be made without the Adviser’s consent.
There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.
The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.
We may invest in commercial mortgage loans that are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.
We may invest from time to time in commercial mortgage loans, including mezzanine loans and B-notes, which are secured by residential, commercial or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial real estate loans are generally not fully amortizing, which means that they may have a significant principal balance or balloon payment due on maturity. Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, as well as other factors such as the value of the property, the level of prevailing mortgage rates, the borrower’s equity in the property and the financial condition and operating history of the property and the borrower. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan secured by an income-producing property will depend upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Furthermore, we may not have the same access to information in connection with investments in commercial mortgage loans, either when investigating a potential investment or after making an investment, as compared to publicly traded securities.
Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which we directly or indirectly invest increase, the performance of our investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower’s equity in the mortgage property, the financial circumstances of the borrower, tenant mix and tenant bankruptcies, property management decisions, including with respect to capital improvements, property location and condition, competition from other properties offering the same or similar services, environmental conditions, real estate tax rates, tax credits and other operating expenses, governmental rules, regulations and fiscal policies, acts of God, terrorism, social unrest and civil disturbances. A continued decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults and potentially foreclosures. In the event of default, the lender will have no right to assets beyond collateral attached to the commercial mortgage loan. The overall level of commercial mortgage loan defaults remains significant and market values of the underlying commercial real estate remain distressed in many cases. It has also become increasingly difficult for lenders to dispose of foreclosed commercial real estate without incurring substantial investment losses, ultimately leading to a decline in the value of such investments.
In the event of any default under a mortgage or real estate loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on our profitability. In the event of the bankruptcy of a mortgage or real estate loan borrower, the mortgage or real estate loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage or real estate loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Additionally, in the event of a default under any senior debt, the junior or subordinate lender generally forecloses on the equity, purchases the senior debt or negotiates a forbearance or restructuring arrangement with the senior lender in order to preserve its collateral.
We may invest in structured products or similar products that may include structural and legal risks.
We may invest from time to time in structured products, including pools of mortgages, loans and other real estate-related interests. These investments may include debt securities issued by a private investment fund that invests, on a leveraged basis, in bank loans, high-yield debt or other asset groups, certificates issued by a structured investment vehicle that holds pools of commercial mortgage loans. We may also invest in credit risk transfer notes that, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. Our investments in structured products will be subject to a number of risks, including risks related to the fact that the structured products will be leveraged, and other structural and legal risks related thereto. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor investing in the subordinated debt securities. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore, be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.
We may acquire and sell residential credit investments, which may subject us to legal, regulatory and other risks that could adversely impact our business and financial results.
We may invest directly and indirectly in residential credit investments, which may include performing loans, nonperforming loans, residential mortgage loans and RMBS, which represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Investments in residential credit (including RMBS) are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risk. These risks may be magnified by volatility in the economy and in real estate markets generally. Any downturn in the U.S. or global economies may adversely affect the financial condition of residential owners and tenants, making it more difficult for them to meet their periodic repayment obligations relating to residential real estate. Residential credits are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. In addition, interest and principal payments for RMBS are made more frequently than traditional debt securities and the principal of any RMBS may often be prepaid at any time because the underlying residential mortgage loans may be prepaid at any time.
Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s equity in the mortgaged property, and the financial circumstances of the borrower. Certain mortgage loans may be of sub-prime credit quality (i.e., do not meet the customary credit standards of Fannie Mae and Freddie Mac. Delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Residential mortgage loans in an issue of RMBS may also be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers which, among other things, may regulate interest rates and other fees, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information, and regulate debt collection practices. In addition, a number of legislative proposals have been introduced in the United States at the federal, state, and municipal level that are designed to discourage predatory lending practices. Violation of such laws, public policies, and principles may limit the servicer’s ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement. Any such violation could also result in cash flow delays and losses on the related issue of RMBS.
To the extent we invest in RMBS, which may include government mortgage pass-through securities and non-agency RMBS, we will be subject to certain other risks which may adversely affect our results of operations and financial condition.
To the extent we invest in RMBS, our investments will be subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential mortgage loans that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions in the United States or in only a few foreign countries. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. We may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Fannie Mae and Freddie Mac and, in the case of the Government National Mortgage Association (“Ginnie Mae”), the U.S. government. In addition, we may invest in government mortgage pass-through securities, which represent participation interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated by private lenders and guaranteed by a federal agency, including those issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Ginnie Mae certificates are direct obligations of the U.S. Government and, as such, are backed by the “full faith and credit” of the

United States. Fannie Mae is a federally chartered, privately owned corporation and Freddie Mac is a corporate instrumentality of the United States. Fannie Mae and Freddie Mac certificates are not backed by the full faith and credit of the United States but the issuing agency or instrumentality has the right to borrow, to meet its obligations, from an existing line of credit with the U.S. Treasury. The U.S. Treasury has no legal obligation to provide such line of credit and may choose not to do so.
We will face risks related to our investments in collateralized debt obligations.
We may also invest from time to time in collateralized debt obligations (“CDOs”). CDOs include, among other things, collateralized loan obligations (“CLOs”) and other similarly structured securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CDOs may charge a management fee and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CDO depend largely on the type of the collateral and the class of the CDO in which we invest.
Normally, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, certain investments in CDOs may be characterized as illiquid securities and volatility in CLO and CDO trading markets may cause the value of these investments to decline. Moreover, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Also, with respect to the CLOs and CDOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a “directing certificate holder” or a “controlling class representative,” or otherwise pursuant to the related securitization documents. We may acquire classes of CLOs or CDOs for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could adversely affect our interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that we may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
We may invest in subordinated debt, which is subject to greater credit risk than senior debt.
We may from time to time invest in debt instruments, including junior tranches of CMBS and “mezzanine” or junior mortgage loans (e.g., B-Notes), that are subordinated in an issuer’s capital structure. To the extent we invest in subordinated debt of an issuer’s capital structure, including subordinated CMBS bonds or other “mezzanine” debt, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in an issuer’s capital structure and, to the extent applicable, contractual inter-creditor, co‑lender and participation agreement provisions.
Investments in subordinated debt involve greater credit risk of default and loss than the more senior classes or tranches of debt in an issuer’s capital structure. Subordinated tranches of debt instruments (including mortgage-backed securities) absorb losses from default before other more senior tranches of such instruments, which creates a risk particularly if such instruments (or securities) have been issued with little or no credit enhancement or equity. As a result, to the extent we invest in subordinate debt instruments (including mortgage-backed securities), we would likely receive payments or interest distributions after, and must bear the effects of losses or defaults on, the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.
We will face risks related to our investments in mezzanine loans.
Although not directly secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.
With most mezzanine loans, the bulk of the loan balance is payable at maturity with a one-time “balloon payment.” Full satisfaction of the balloon payment by a borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, and full satisfaction of a loan will be affected by a borrower’s access to credit or a functioning sales market. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan may be impaired. Moreover, mezzanine loans are usually non-recourse in nature. Therefore, if a borrower defaults on the loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which we directly or indirectly invests increase, the performance of our investments related thereto may be adversely affected.
B-Notes and A/B Structures may pose additional risks that may adversely affect our results of operations and financial condition.
We may invest in B-notes, which are mortgage loans typically (i) secured by a first mortgage on a commercial property or group of related properties and (ii) subordinated to an A-note portion of the same first mortgage secured by the same collateral (which we would not expect to hold). As a result, if a borrower defaults, there may not be sufficient funds remaining to repay B-note holders after payment to the A-note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. In addition to the risks described above, certain additional risks apply to B-note investments, including those described herein. The B-note portion of a loan is typically small relative to the overall loan, and is in the first loss position. As a means to protect against the holder of the A-note from taking certain actions or, receiving certain benefits to the detriment of the holder of the B-note, the holder of the B-note often (but not always) has the right to purchase the A-note from its holder. If available, this right may not be meaningful to us. For example, we may not have the capital available to protect our B-note interest or purchasing the A-note may alter our overall portfolio and risk/return profile to the detriment of our stockholders. In addition, a B-note may be in the form of a “rake bond.” A “rake bond” is a CMBS backed solely by a single promissory note secured by a mortgaged property, which promissory note is subordinate in right of payment to one or more separate promissory notes secured by the same mortgaged property.
We may invest in a wide range of real estate debt and real estate-related securities pursuant to our broad investment guidelines.
Pursuant to our broad investment guidelines, our real estate debt and real estate-related securities investments may include, but are not limited to, commercial mortgage loans, bank loans, mezzanine loans, other interests relating to real estate, debt of companies in the business of owning and/or operating real estate-related businesses, agency and non-agency RMBS, CMBS, CLOs, CDOs and publicly listed equity securities of real estate and real estate-related companies. The Adviser may also employ new investment techniques or invest in new instruments that it believes will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with the investment guidelines and our charter. New investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any new investment technique or instrument developed by us may be more speculative than earlier investment techniques or instruments and may involve material and unanticipated risks. Our board of directors may also change our investment guidelines without the consent of our stockholders.
We may invest in real estate-related equity, which is subordinate to any indebtedness, but involves different rights.
We may invest from time to time in non-controlling preferred equity positions, common equity and other real estate-related interests. Preferred equity investments generally rank junior to all existing and future indebtedness, including commercial mezzanine and mortgage loans, but rank senior to the owners’ common equity. Preferred equity investments typically pay a dividend rather than interest payments and often have the right for such dividends to accrue if there is insufficient cash flow to pay currently. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effectuate a change of control with respect to the ownership of the property. In addition, equity investments may be illiquid or have limited liquidity due to lock-out periods, limited trading volume or other limitations or prohibitions against their transfer, sale, pledge or disposition, including any necessary registration with the SEC requiring coordination with the issuer for the sale of such securities. Our investments in real estate-related equity securities will involve risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related equity securities are subject to their own operating and other expenses and may be subject to a management fee and/or performance-based compensation (e.g., promote), which we as equity holders will indirectly bear. Issuers of real estate-related common equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate discussed in “— Risks Related to Investments in Real Estate.”
We may invest in real estate corporate debt, which consists of secured and unsecured obligations issued by companies in the business of owning and/or operating real estate-related businesses.
We may invest in corporate debt obligations of varying maturities issued by U.S. and foreign corporations and other business entities, which may include loans, corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Corporate debt is generally used by corporations and other issuers to borrow money from investors. The issuer pays the investor a rate of interest and normally must repay the amount borrowed on or before maturity. The rate of interest on corporate debt may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Debt instruments may be acquired with warrants attached. Certain bonds are “perpetual” in that they have no maturity date.
Our investments in real estate-related corporate credit are subject to a number of risks, including interest rate risk, credit risk, high yield risk, issuer risk, foreign (non-U.S.) investment risk, inflation/deflation risk, liquidity risk, smaller company risk and management risk. We generally will not have direct recourse to real estate assets owned or operated by the issuers of the corporate debt obligations that we invest in and the value of such corporate debt obligations may be impacted by numerous factors and may not be closely tied to the value of the real estate held by the corporate issuer.
We may invest in equity of other REITs that invest in real estate or real estate debt as one of their core businesses and other real estate-related companies, which subjects us to certain risks including those risks associated with an investment in our own common stock.
REITs that invest primarily in real estate or real estate debt are subject to the risks of the real estate market, the real estate debt market and the securities market.
REITs may be subject to a management fees and other expenses, and so when we invest in REITs we will bear our proportionate share of the costs of the REITs’ operations. Investing in REITs and real estate-related companies involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. The market value of REIT shares and the ability of the REIT to distribute income may be adversely affected by several factors, including the risks described herein that relate to an investment in our common stock. REITs depend generally on their ability to generate cash flow to make distributions to stockholders, and distributions received by us from REITs may consist of dividends, capital gains and/or return of capital. Generally, dividends received by us from REIT shares and distributed to our stockholders will not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income.
REITs (especially mortgage REITs) are also subject to interest rate risk. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT.
Investing in certain REITs and real estate-related companies, which often have small market capitalizations, may also involve the same risks as investing in other small capitalization companies. REITs and real estate-related companies may have limited financial resources and their securities may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger company securities.
We will face “spread widening” risk related to our investment in securities.
For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the market spreads of the securities in which we invest may increase substantially causing the securities prices to fall. It may not be possible to predict, or to hedge against, such “spread widening” risk. The perceived discount in pricing described under “— Some of our real estate-related securities investments may become distressed, which securities would have a high risk of default and may be illiquid.” may still not reflect the true value of the real estate assets underlying such real estate debt in which we may invest, and therefore further deterioration in value with respect thereto may occur following our investment therein. In addition, mark-to-market accounting of our investments will have an interim effect on the reported value prior to realization of an investment.
We may invest in derivatives, which involve numerous risks.
Subject to our compliance with the Code provisions related to maintaining our qualification as a REIT, we may enter into derivatives transactions including, but not limited to, options contracts, futures contracts, options on futures contracts, forward contracts, interest rate swaps, total return swaps, credit default swaps and other swap agreements for investment, hedging or leverage purposes. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss. Our use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which we would not be subject absent the use of these instruments, and use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than our initial investment in the derivative. Leverage magnifies investment, market and certain other risks. Thus, the use of derivatives may result in losses in excess of principal and greater than if they had not been used. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Such derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded over-the-counter or on an exchange. The risk of nonperformance by the obligor on such an instrument may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter and not on an exchange. Such over-the-counter derivatives are also subject to types and levels of investor protections or governmental regulation that may differ from exchange traded instruments.

Our ability to successfully use derivative investments depends on the ability of the Adviser. The skills needed to employ derivatives strategies are different from those needed to select portfolio investments and, in connection with such strategies, the Adviser must make predictions with respect to market conditions, liquidity, market values, interest rates or other applicable factors, which may be inaccurate. The use of derivative investments may require us to sell or purchase portfolio investments at inopportune times or for prices below or above the current market values, may limit the amount of appreciation we can realize on an investment or may cause us to hold a security that we might otherwise want to sell. We will also be subject to credit risk with respect to the counterparties to our derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments). In addition, the use of derivatives will be subject to additional unique risks associated with such instruments including a lack of sufficient asset correlation, heightened volatility in reference to interest rates or prices of reference instruments and duration/term mismatch, each of which may create additional risk of loss.
Absent our ability to rely upon available guidance from the CFTC that we are not a commodity pool, we, our board of directors or the Adviser, would be subject to additional regulation and required to comply with applicable CFTC disclosure, reporting, and recordkeeping requirements.
Registration with the U.S. Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” or any change in our operations (including, without limitation, any change that causes us to be subject to certain specified covered statutory disqualifications) necessary to maintain our ability to rely upon CFTC Letter No. 12-13 or other exclusion from the definition of, or exemption from being regulated as a “commodity pool operator” with the CFTC could adversely affect our ability to implement our investment program, conduct our operations and/or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit trading in interests that may be treated as “commodity interests” in order to comply with the regulations of the CFTC may have an adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.
We may make open market purchases or invest in traded securities.
We may invest in securities that are traded (publicly or through other active markets (including through private transactions)) and are, therefore, subject to the risks inherent in investing in traded securities. When investing in traded securities, we may be unable to obtain financial covenants or other contractual governance rights, including management rights that it might otherwise be able to obtain in making privately negotiated investments. Moreover, we may not have the same access to information in connection with investments in traded securities, either when investigating a potential investment or after making the investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments, and to sell existing investments, in traded securities because BentallGreenOak may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies or requirements. The inability to sell traded securities in these circumstances could materially adversely affect the investment results. In addition, securities acquired of a public company may, depending on the circumstances and securities laws of the relevant jurisdiction, be subject to lock-up periods.
Political changes may affect the real estate debt markets.
The current regulatory environment in the United States may be impacted by future legislative developments and the regulatory agenda of the then-current U.S. President. The U.S. Department of the Treasury has issued a series of recommendations in several reports for streamlining banking regulation and changing key features of the Dodd-Frank Act and other measures taken by regulators following the 2008 financial crisis.
The outcome of congressional and other elections creates uncertainty with respect to legal, tax and regulatory regimes in which we and our investments, as well as the Adviser and its affiliates, will operate. Any significant changes in, among other things, economic policy (including with respect to interest rates and foreign trade), the regulation of the investment management industry, tax law, immigration policy and/or government entitlement programs could have a material adverse impact on us and our investments.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive.
We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive. The protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests may not be adequate. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy or its equivalent, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially result in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value, and in the event of any such foreclosure or other similar real estate owned-proceeding, we would also become the subject to the various risks associated with direct ownership of real estate, including environmental liabilities. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.
Risks Related to Debt Financing
We will incur mortgage indebtedness and other borrowings, which may increase our business risks, could hinder our ability to make distributions and could decrease the value of your investment.
The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. Under our charter, we have a limitation that precludes us from borrowing in excess of 300% of our net assets, which approximates borrowing 75% of the cost of our investments (unless a majority of our independent directors approves any borrowing in excess of the limit and we disclose the justification for doing so to our stockholders in our next quarterly report), but such restriction does not restrict the amount of indebtedness we may incur with respect to any single investment. Our target leverage ratio after the Ramp-Up Period is 50% to 60%. Our leverage ratio is measured by dividing (i) consolidated property-level debt, entity-level debt and debt on real estate debt or real estate-related investments, net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the gross value in our real estate debt and real estate-related investments. See “Investment Objectives and Strategies — Borrowing Policies.” We may exceed our target leverage ratio, particularly during the Ramp-Up Period, a market downturn or in connection with a large acquisition. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investments. Principal and interest payments on indebtedness (including mortgages having “balloon” payments) will have to be made regardless of the sufficiency of cash flow from the properties. Our investments will be impaired by a smaller decline in the value of the properties than is the case where properties are owned with a proportionately smaller amount of debt.
We may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate acquired and may borrow under mortgages on properties after they are acquired. Depending on the level of leverage and decline in value, if mortgage payments are not made when due, one or more of the properties may be lost (and our investment therein rendered valueless) as a result of foreclosure by the mortgagee(s). A foreclosure may also have substantial adverse tax consequences for us.
Many of these same issues also apply to credit facilities which are expected to be in place at various times as well. For example, the loan documents for such facilities may include various coverage ratios, the continued compliance with which may not be completely within our control. If such coverage ratios are not met, the lenders under such credit facilities may declare any unfunded commitments to be terminated and declare any amounts outstanding to be due and payable. We may also rely on short-term financing that would be especially exposed to changes in availability.
Although borrowings by us have the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. As a result, the possibilities of profit and loss are increased. Borrowing money to purchase properties provides us with the advantages of leverage, but exposes us to greater market risks and higher current expenses.
We may encounter adverse changes in the credit markets.
Any adverse changes in the global credit markets could make it more difficult for us to obtain favorable financing. Our ability to generate attractive investment returns for its shareholders will be adversely affected to the extent we are unable to obtain favorable financing terms. If we are unable to obtain favorable financing terms, it may not be able to adequately leverage our portfolio, may face increased financing expenses or may face increased restrictions on its investment activities, any of which would negatively impact our performance.
Inability to access funding could have a material adverse effect on our results of operations, financial condition and business.
Our results of operations, financial condition and business may be impacted by our ability to secure bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt or bond issuances (including through securitizations), repurchase agreements and derivative instruments, in addition to transaction or asset specific funding arrangements and additional repurchase agreements on acceptable terms. We may also rely on short-term financing that would be especially exposed to changes in availability. Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:
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general economic or market conditions;

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the market’s view of the quality of our assets;

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the market’s perception of our growth potential; and

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our current and potential future earnings and cash distributions.

We may need to periodically access the capital markets to, among other things, raise cash to fund new loans and investments. Unfavorable economic conditions, such as those caused by the COVID-19 pandemic, or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect our lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. We cannot make assurances that we will be able to obtain financing on favorable terms or at all.
In certain cases, financings for our properties may be recourse to us.
Generally, commercial real estate financings are structured as non-recourse to the borrower, which limits a lender’s recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. These financing arrangements with respect to our investments generally require “bad boy” guarantees from us and/or the Operating Partnership and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our “bad boy” guarantees could apply to actions of the joint venture partners associated with our investments. While the Adviser expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees. We may provide “bad boy” guarantees on behalf of Other BentallGreenOak Accounts investing alongside us and as such guarantees are not for borrowed money, they will typically not be included under our leverage limitations.
If we draw on a line of credit to fund repurchases or for any other reason, our financial leverage ratio could increase beyond our target.
We may seek to obtain one or more lines of credit in an effort to provide for a ready source of liquidity for any business purpose, including to fund repurchases of shares of our common stock in the event that repurchase requests exceed our operating cash flow and/or net proceeds from our continuous offering. There can be no assurances that we will be able to obtain one or more lines of credit on financially reasonable terms or at all. In addition, we may not be able to obtain lines of credit of an appropriate size for our business. If we borrow under a line of credit to fund repurchases of shares of our common stock, our financial leverage will increase and may exceed our target leverage ratio. Our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or generate sufficient operating cash flow or proceeds from asset sales to repay outstanding indebtedness. In connection with a line of credit, distributions may be subordinated to payments required in connection with any indebtedness contemplated thereby. We may utilize a line of credit for the benefit of Other BentallGreenOak Accounts that may invest alongside us in one or more investments. In such circumstances, we generally intend to disclose such arrangements as part of our reporting and enter into arrangements to cause any Other BentallGreenOak Accounts to bear (or reimburse us for) their pro rata share of any costs and expenses (including interest payments) allocable to such extensions of credit.
Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.
Interest we pay on our loan obligations will reduce cash available for distributions. We may obtain variable rate loans, and as a result, increases in interest rates could increase our interest costs, which could reduce our cash flows and our ability to make distributions to you. In addition, if we need to repay loans during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.
Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service or refinance any future indebtedness that we may incur.
The volatility of the global credit markets could make it more difficult to obtain favorable financing for investments. During periods of volatility, which often occur during economic downturns, generally credit spreads widen, interest rates rise, and investor demand for high yield debt declines. These trends result in reduced willingness by investment banks and other lenders to finance new investments and deterioration of available terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. Disruptions in the debt markets negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. Moreover, to the extent that such marketplace events are not temporary, they could have an adverse impact on the availability of credit to businesses generally and could lead to an overall weakening of the U.S. economy.
Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.
When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to obtain additional loans. Loan documents we enter into may contain covenants that limit our ability to further mortgage or dispose of the property or discontinue insurance coverage. In addition, loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. Loan documents may also require lender approval of certain actions and as a result of the lender’s failure to grant such approval, we may not be able to take a course of action we deem most profitable. These or other limitations may adversely affect our flexibility and our ability to make distributions to you and the value of your investment.
If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.
Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.
We may use reverse repurchase agreements to finance our real estate-related securities investments, which may expose us to risks that could result in losses.
We may use reverse repurchase agreements as a form of leverage to finance our real estate-related securities investments, and the proceeds from reverse repurchase agreements are generally invested in additional securities. There is a risk that the market value of the securities acquired from the proceeds received in connection with a reverse repurchase agreement may decline below the price of the securities underlying the reverse repurchase agreement that we have sold but remain obligated to repurchase. Reverse repurchase agreements also involve the risk that the counterparty liquidates the securities we delivered to it under the reverse repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Furthermore, our counterparty may require us to provide additional margin in the form of cash, securities or other forms of collateral under the terms of the derivative contract. Also, in entering into reverse repurchase agreements, we bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, the interest costs associated with reverse repurchase agreements transactions may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.
Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
Subject to any limitations required to maintain qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
Changes to, or the elimination of, LIBOR may adversely affect interest expense related to borrowings under any future line of credit and real estate-related investments.
The London Interbank Offering Rate (“LIBOR”) is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) publicly announced that (i) immediately after December 31, 2021, publication of the 1-week and 2-month U.S. Dollar LIBOR settings will permanently cease; (ii) immediately after June 30, 2023, publication of the overnight and 12-month U.S. Dollar LIBOR settings will permanently cease; and (iii) immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. Dollar LIBOR settings will cease to be provided or, subject to the FCA’s consideration of the case, be provided on a synthetic basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored. There is no assurance that the dates announced by the FCA will not change or that the administrator of LIBOR and/or regulators will not take further action that could impact the availability, composition or characteristics of LIBOR or the currencies and/or tenors for which LIBOR is published, and we recommend that you consult your advisors to stay informed of any such developments. In addition, certain regulated entities ceased entering into most new LIBOR contracts in connection with regulatory guidance or prohibitions. Public and private sector industry initiatives are currently underway to implement new or alternative reference rates to be used in place of LIBOR. There is no assurance that any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that it will have the same volume or liquidity as did LIBOR prior to its discontinuance, or unavailability or replacement, all of which may affect the value, volatility, or liquidity or return on a company’s loans, notes, derivatives and other instruments or investments comprising some or all its investments and result in costs incurred in connection with changing reference rates used for positions, closing out positions and entering into new trades. Certain of our investments may transition from LIBOR prior to the dates announced by the FCA. The transition from LIBOR to alternative reference rates may result in operational issues for us or our investments. No assurances can be given as to the impact of the LIBOR transition (and the timing of any such impact) on us and our investments.
Risks Related to our Relationship with the Adviser and the Dealer Manager
We depend on the Adviser to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with the Adviser could have a material adverse effect on our business and ability to achieve our investment objectives.
Our success is dependent upon our relationship with, and the performance of, the Adviser in the acquisition and management of our investment and our corporate operations, as well as the persons and firms the Adviser retains to provide services on our behalf. The Adviser may suffer or become distracted by adverse financial or operational problems in connection with the Adviser’s business and activities unrelated to us and over which we have no control. Should the Adviser fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our stockholders.
The termination or replacement of the Adviser could trigger a repayment event under our mortgage loans for some of our properties, the credit agreement governing any line of credit and repurchase agreements.
Lenders for certain of our properties may request provisions in the mortgage loan documentation that would make the termination or replacement of the Adviser an event requiring the immediate repayment of the full outstanding balance of the loan. If we elect to obtain a line of credit and are able to do so, the termination or replacement of the Adviser could trigger repayment of outstanding amounts under the credit agreement governing such line of credit or under the repurchase agreements that we may enter into in the future. If a repayment event occurs with respect to any of our properties, our results of operations and financial condition may be adversely affected.

The Adviser’s inability to retain the services of key real estate professionals could hurt our performance.
The Adviser’s power to approve the acquisition of a particular investment, finance or refinance any new or existing investment or dispose of an existing investment rests with the Investment Committee. Accordingly, our success depends to a significant degree upon the contributions of certain key real estate professionals employed by the Adviser, each of whom would be difficult to replace. There is ever increasing competition among alternative asset firms, financial institutions, private equity firms, investment advisors, investment managers, real estate investment companies, real estate investment trusts and other industry participants for hiring and retaining qualified investment professionals and there can be no assurance that such professionals will continue to be associated with the us or the Adviser, particularly in light of our perpetual-life nature, or that replacements will perform well. Neither we nor the Adviser have employment agreements with these individuals and they may not remain associated with us. We also do not carry key person life insurance with respect to the Adviser’s key real estate professionals. If any of these persons were to cease their association with us, our operating results could suffer. Although there are key real estate professionals employed by the Adviser, we believe the “key person” concept to be inapplicable to our structure as a perpetual-life REIT and do not maintain key person life insurance on any person. Our future success depends, in large part, upon the Adviser’s ability to attract and retain highly skilled managerial, operational and marketing professionals. If the Adviser loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.
The success of this offering is dependent, in part, on the ability of the Dealer Manager to retain key employees and associated persons and to successfully build and maintain a network of licensed participating broker-dealers.
The dealer manager for this offering is BentallGreenOak Real Estate US LLC. The success of this offering and our ability to implement our business strategy is dependent upon the ability of the Dealer Manager to retain key employees and associated persons and to build and maintain a network of licensed securities broker-dealers and other agents. If the Dealer Manager is unable to do either, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. The Dealer Manager’s associated persons may experience conflicts of interest in allocating their time between this offering and other investment products, which could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy. Further, the participating broker-dealers retained by the Dealer Manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.
You will not have the benefit of an independent due diligence review by the Dealer Manager in connection with this offering and, if a conflict of interest arises between us and BentallGreenOak, we may incur additional fees and expenses.
Because the Adviser and the Dealer Manager are affiliates of BentallGreenOak, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter and its counsel in connection with a securities offering. Accordingly, unless your investment professional is affiliated with a broker-dealer that conducts an independent due diligence review and investigation of us and this offering, you will not have the benefit of such a review. In addition, if any situation arises in which our interests are in conflict with those of the Adviser, the Dealer Manager or its affiliates, and we are required to retain independent counsel, we will incur additional fees and expenses.
The fees we pay in connection with this offering and the agreements entered into with BentallGreenOak and its affiliates were not determined on an arm’s-length basis and therefore may not be on the same terms we could achieve from a third party.
The compensation paid to the Adviser, the Dealer Manager and other BentallGreenOak affiliates for services they provide us was not determined on an arm’s-length basis. All service agreements, contracts or arrangements between or among BentallGreenOak and its affiliates, including the Adviser and us, were not negotiated at arm’s-length. Such agreements include the Advisory Agreement, the Operating Partnership’s partnership agreement, our dealer manager agreement (the “Dealer Manager Agreement”), and any property management and other agreements we may enter into with affiliates of the Adviser from time to time.

We do not own the BentallGreenOak name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of BentallGreenOak. Use of the name by other parties or the termination of our trademark license agreement may harm our business.
We have entered into a trademark license agreement (“Trademark License Agreement”), with [        ] (the “Licensor”), an affiliate of BentallGreenOak, pursuant to which it has granted us a fully paid-up, royalty-free, non-exclusive, non-transferable license to use the name “BentallGreenOak Industrial Real Estate Income Trust, Inc.” Pursuant to the Trademark License Agreement, we have a right to use this name for so long as the Adviser (or another affiliate of the Licensor) serves as our advisor (or another advisory entity) and the Adviser remains an affiliate of the Licensor. The Trademark License Agreement may also be earlier terminated by either party as a result of certain breaches or for convenience upon 90 days’ prior written notice, provided that upon notification of such termination by us, the Licensor may elect to effect termination of the Trademark License Agreement immediately at any time after 30 days from the date of such notification. The Licensor and its affiliates, such as BentallGreenOak, will retain the right to continue using the “BentallGreenOak” name. We will further be unable to preclude the Licensor from licensing or transferring the ownership of the “BentallGreenOak” name to third parties, some of whom may compete with us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of the Licensor, BentallGreenOak or others. Furthermore, in the event that the Trademark License Agreement is terminated, we will be required to, among other things, change our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.
Risks Related to Conflicts of Interest
Various potential and actual conflicts of interest will arise, and these conflicts may not be identified or resolved in a manner favorable to us.
We are subject to conflicts of interest arising out of our relationship with BentallGreenOak and its affiliates, including the Adviser. The Adviser faces a conflict of interest between its responsibility to act in our best interests, on the one hand, and any benefit that could result to it or its affiliates from our operation, on the other hand. If and to the extent that our interests and those of the Adviser are not aligned due to such conflicts of interests, the execution of our business plan and our results of operations could be adversely affected, which could adversely affect our results of operations and financial condition. BentallGreenOak and our board of directors have adopted policies and procedures reasonably designed to appropriately prevent, limit or mitigate conflicts of interest. In addition, certain activities that could create conflicts of interest are limited or prohibited by applicable law. However, there is no guarantee that the policies and procedures adopted by us, the Adviser, BentallGreenOak and its affiliates, the terms and conditions of our charter and the Advisory Agreement or the restrictions imposed by applicable law will enable us to adequately identify, address or mitigate these conflicts of interest. In an effort to mitigate certain potential conflicts of interest, transactions between us and the Adviser or its affiliates will be subject to approval by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction, in accordance with the terms of our charter. Not all potential, apparent and actual conflicts of interest are discussed herein, and additional conflicts of interest could arise as a result of new activities, transactions or relationships commenced in the future. For additional discussion, see “Conflicts of Interest.”
The Adviser will face a conflict of interest because the management fees it will receive are payable regardless of the performance of our portfolio and were not determined by arms’ length negotiations.
We (and, to the extent that the Operating Partnership issues Operating Partnership units to parties other than us, the Operating Partnership) will pay the Adviser a management fee based on our NAV, excluding the NAV of the Class E shares, which are not subject to the management fee, regardless of the performance of our portfolio. We will be required to pay the Adviser a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The Adviser’s entitlement to a management fee, which is not based or conditioned upon the achievement of performance metrics or goals, might reduce the Adviser’s incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Because the management fee is based on our NAV, the Adviser may also be motivated to accelerate acquisitions to increase our NAV or, similarly, delay or curtail repurchases of shares to maintain a higher NAV. The Adviser may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets to avoid a reduction in our NAV. In addition, the management fee that the Adviser is entitled to receive has not been determined by “arm’s-length” negotiations and could be higher than the fees that another unaffiliated adviser might receive.
While it is not currently expected to be the case, the Adviser may, from time to time, voluntarily waive all or a portion of the management fees to which it is entitled. The Adviser may have an incentive to voluntarily waive fees as such waivers would make our performance more favorable than otherwise and prospective investors’ investment decisions are likely influenced by our performance. If the Adviser did elect to waive receipt of management fees with respect to any period, there is no guarantee that the Adviser would do so in any subsequent period.
The Adviser will face a conflict of interest due to the nature of the Special Limited Partner’s performance participation interest in the Operating Partnership.
The Special Limited Partner, an affiliate of BentallGreenOak, is entitled to receive distributions on its performance participation interest in the Operating Partnership each quarter based on the Operating Partnership’s annualized total return, which is calculated based upon our total distributions paid plus the change in the Operating Partnership’s NAV, excluding the NAV attributable to the Class E units, which are not subject to the performance participation. The existence of the Special Limited Partner’s performance participation interest in the Operating Partnership may create an incentive for the Adviser to make riskier or more speculative investments on our behalf, cause us to incur more leverage, or sell an asset prematurely in an effort to increase the distributions to which the Special Limited Partner is entitled on its performance participation interest. Because the distributions the Special Limited Partner is entitled to receive are based in part on the Operating Partnership’s NAV, the Adviser may also be motivated to accelerate acquisitions to increase the Operating Partnership’s NAV or, similarly, delay or curtail repurchases of our shares to maintain the Operating Partnership’s NAV. Except as noted herein with respect to Quarterly Allocations, the Special Limited Partner will not be obligated to return any portion of performance participation allocation due to the subsequent negative performance.
The Adviser will face a conflict of interest because the fees it will receive for services performed are based in part on our NAV, which the Adviser is ultimately responsible for determining.
The Adviser is ultimately responsible for reviewing and confirming our NAV and overseeing the process surrounding the calculation of our NAV. The Adviser faces an inherent conflict of interest because the Adviser is entitled to receive a management fee based on our NAV (excluding the NAV attributable to our Class E shares, which are not subject to the management fee) and the Special Limited Partner is entitled to receive distributions on its performance participation interest based in part on the Operating Partnership’s NAV (excluding the NAV attributable to the Class E units, which are not subject to the performance participation). The valuation of our investments and our NAV will affect the amount and timing of the management fee paid to the Adviser and the Special Limited Partner’s performance participation interest. As a result, there may be circumstances where the Adviser is incentivized to determine valuations that are higher than the actual fair value of our investments or manage the NAV calculation process in a manner that results in a higher NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price.
BentallGreenOak personnel will work on other projects and conflicts may arise in the allocation of personnel between us and other projects.
The Adviser and its affiliates will devote such time as they determine to be necessary to conduct our business affairs in an appropriate manner. The Adviser has rendered in the past and will continue to render in the future investment advisory and other services to other clients (including investment vehicles and accounts which have the same or similar investment strategy as we do and which may compete with us for investment opportunities) and perform a variety of other functions that are unrelated to our operations. The directors, officers and employees of the Adviser and its affiliates are not required to devote all or any specific portion of their working time to our affairs and potential conflicts of interest will arise in allocating management time, services or functions among us and such other clients, including clients that have the same or a similar type of investment strategy as we do. As a result of these conflicts, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. The Adviser and its affiliates are not restricted from entering other investment advisory relationships or from engaging in other business activities.
BentallGreenOak and its affiliates will face various conflicts of interest as a result of its relationship with us.
The Adviser is a member of BentallGreenOak’s asset management businesses. To the extent permitted under applicable law, we may engage from time to time in “principal transactions” with BentallGreenOak, provided that any such transactions will be approved by a majority of our independent directors in accordance with the terms of our charter. A principal transaction occurs when an investment adviser arranges for a security to be purchased from or sold to a client from its own account (which can include a fund in which the investment adviser or its personnel have a substantial ownership interest). BentallGreenOak may also act as our counterparty in connection with swaps, options, forward contracts, currency and interest rate hedging, other derivatives and other transactions, in all cases subject to applicable law and the related party transaction approval requirements in our charter.
BentallGreenOak may also execute from time to time “agency cross transactions” between us and other persons and will receive commissions from both parties to such transactions, in all cases subject to applicable law and the related party transaction approval requirements in our charter. An agency cross transaction occurs when an investment adviser, acting as a broker for a person other than the advisory client, knowingly makes a sale or purchase of any security for the account of that client. Moreover, the Adviser may cause or recommend that we execute the purchase or the sale of investments through BentallGreenOak as agent or select or recommend the selection of BentallGreenOak as executing broker in our transactions, and BentallGreenOak will receive fees or commissions in connection with such transactions. These principal and agency cross transactions create a conflict of interest between the Adviser’s interest in seeking that we receive best execution on all transactions and in limiting or reducing the fees that we pay, and its interest in generating additional profits and fees for BentallGreenOak.
Sales of securities for our account may be bunched or aggregated with orders for other accounts of BentallGreenOak or its clients, including other investment funds. Due to prevailing trading activity, it is frequently not possible to receive the same price or execution on the entire volume of securities bought or sold. When this occurs, the various prices may be averaged, which could be disadvantageous to us. In addition, from time to time, the Adviser may use electronic communication networks (“ECNs”) or other alternative trading systems in which BentallGreenOak has an ownership interest. BentallGreenOak typically receives compensation based upon its ownership percentage in relation to the transaction fees charged by the ECNs.
From time to time, BentallGreenOak’s affiliates will introduce to us a client who has a real estate or real estate-related investment (such as interests in loans or equity related to real estate assets) that it wishes to sell, or who wishes to acquire a real estate or real estate-related investment owned by us. If we pursue the resulting transaction, BentallGreenOak will have a conflict in its representation of the client over the price and terms of our investment or disposal. In addition, BentallGreenOak could provide real estate, investment banking, advisory or other services to our competitors with respect to our existing investments or with respect to certain real estate or real estate related investments that we are considering. Such activities will present BentallGreenOak with a conflict of interest vis-à-vis our investment and may also result in a conflict with respect to the allocation of resources to those entities.
Subject to applicable law (including, without limitation, ERISA), from time to time certain Other BentallGreenOak Accounts or discretionary clients of the Adviser or its affiliates (collectively, “Other BentallGreenOak Clients”) may invest in our shares. Such investment may give rise to a conflict of interest for the Adviser and its affiliates between acting in our best interests and Other BentallGreenOak Clients, as Other BentallGreenOak Clients will have certain interests in the way in which we are operated which may conflict with the interests of other stockholders. This may create an incentive for the Adviser or its affiliates to take, or not to take, certain actions that it would not otherwise take. Such investments by Other BentallGreenOak Clients present a potential conflict of interest as the Adviser and its affiliates may have the incentive to favor Other BentallGreenOak Clients. For example, the Adviser and its affiliates may face a challenge in balancing the respective duties to the Other BentallGreenOak Clients, us and our other stockholders, and the Adviser and its affiliates acting on behalf of an Other BentallGreenOak Client may have access to information that may not be available to other stockholders. In the event that we elect to satisfy a large repurchase request pursuant to our share repurchase plan for shares held by an Other BentallGreenOak Client, we may determine to dispose of assets when we otherwise would not have done so to fund the repurchase. A large share repurchase could also cause us to incur additional expenses related to funding the repurchase. However, the Adviser and its affiliates have established policies, including information barriers, reasonably designed to mitigate the foregoing and other conflicts of interest that may arise in connection with the investment in us by Other BentallGreenOak Clients, in an effort to ensure that the Adviser and its affiliates act in accordance with applicable law and their respective fiduciary obligations with respect to us and Other BentallGreenOak Clients.
In addition, BentallGreenOak may, subject to applicable law, be involved in the provision of a subscription line, a credit facility, property-level debt or other financing to us in various capacities. This may present conflicts of interest for BentallGreenOak and the Adviser in the event that BentallGreenOak or the lender is required to take an action under such a facility which is adverse to us.
The Adviser will face various conflicts of interest related to the allocation of investment opportunities between us and Other BentallGreenOak Accounts.
The Adviser may face conflicts of interest in determining whether an investment opportunity should be allocated to us or an Other BentallGreenOak Account BentallGreenOak is actively engaged in investment advisory and management services for the Other BentallGreenOak Accounts. BentallGreenOak expects to sponsor or manage additional investment vehicles, funds, products and accounts in the future, including those that employ investment strategies that are substantially similar to our investment strategy and that may compete with us for the allocation of investment opportunities. Investment opportunities that are appropriate for us may also be appropriate for Other BentallGreenOak Accounts and there is no assurance that we will be allocated those investments we wish to pursue or that our stockholders would otherwise wish for us to pursue. When the Adviser manages or advises Other BentallGreenOak Accounts that pay or could potentially pay higher fees or other compensation and follow the same or similar investment strategy as we do, the Adviser will be incentivized to favor the other account paying it the potentially higher fees or other compensation. Investment opportunities or any portion thereof that we do not participate in will likely be offered to Other BentallGreenOak Accounts or such other persons or entities as determined by the Adviser in its sole discretion, and we will not receive any compensation related to such opportunities. The results of our investment activities will likely differ significantly from the results achieved by Other BentallGreenOak Accounts that implement the same or similar investment strategies as we do. There is no specific limit as to the number of Other BentallGreenOak Accounts that may be managed or advised by the Adviser or its affiliates.
The Adviser will allocate investment opportunities between us and Other BentallGreenOak Accounts in accordance with the Adviser’s investment allocation policy and accompanying procedures, which provide that the Adviser will allocate investment opportunities in a manner that it considers, in its sole discretion and consistent with its fiduciary obligations, to be reasonable. The Adviser’s allocation decisions will be based upon the Adviser’s good faith assessment of various factors, including (i) the allocation queue, (ii) the timing constraints of the transaction and (iii) the investment objectives, remaining investment periods, targeted rates of return, available capital, available financing and composition of the applicable Other BentallGreenOak Accounts and us. The allocation queue is managed primarily on a rotational basis. The order among the eligible accounts is based upon the amount of time elapsed since each account’s most recent allocation.
The Adviser calculates available capital, weighs the other factors described above (which will not be weighted equally) and makes other investment allocation decisions in accordance with its allocation policies and procedures in its sole discretion. The manner in which our available capital is determined may differ from, or subsequently change with respect to, Other BentallGreenOak Accounts. The amounts and forms of leverage utilized for investments will also be determined by the Adviser and its affiliates in their sole discretion. Any differences or adjustments with respect to the manner in which available capital is determined with respect to us or Other BentallGreenOak Accounts may adversely impact our allocation of particular investment opportunities. The Adviser is entitled to amend its investment allocation policies and procedures at any time without prior notice or our consent.
Other BentallGreenOak Accounts with similar investment objectives to ours engage in numerous material real estate transactions each year. There is currently one discretionary Other BentallGreenOak Account with similar U.S. real estate investment objectives to ours that may seek to pursue similar investment opportunities. Total equity investments in the United States by such Other BentallGreenOak Account in 2020 and 2021 were approximately, $115 million and $635 million, respectively. This Other BentallGreenOak Account has a combined net asset value of approximately $814 million as of December 31, 2021. At times, additional Other BentallGreenOak Accounts, may seek to pursue similar investment opportunities.
In addition to allocating investment opportunities suitable for us to Other BentallGreenOak Accounts, BentallGreenOak may also grant Other BentallGreenOak Accounts exclusive rights to certain investment opportunities. As a result, in certain cases we will not be afforded the chance to participate in attractive investment opportunities in which Other BentallGreenOak Accounts are given the opportunity to participate, or in some cases will be allocated a small part of an investment opportunity within our investment strategy when Other BentallGreenOak Accounts are allocated a larger portion. We may also at times be prohibited (due to, for example, exclusivity rights granted to other investment funds or regulatory limitations) from pursuing certain investment opportunities and our ability to participate in any particular opportunity may be substantially limited. Further, BentallGreenOak often represents participants on all aspects of real estate and real estate-related investment transactions including potential purchasers, sellers, borrowers, lenders and tenants. In such cases, BentallGreenOak’s clients may seek to prohibit BentallGreenOak affiliates or clients (including us) from investing in certain real estate or real estate-related investments.
For additional discussion, see “Conflicts of Interest.”
BentallGreenOak may raise or manage Other BentallGreenOak Accounts which could result in the reallocation of BentallGreenOak personnel and the direction of potential investments to such Other BentallGreenOak Accounts.
BentallGreenOak reserves the right to raise capital for and manage capital for Other BentallGreenOak Accounts, including opportunistic and stabilized and substantially stabilized real estate funds or separate accounts, dedicated managed accounts, investments suitable for lower risk, lower return funds or higher risk, higher return funds, real estate-related securities obligation and trading investment vehicles, real estate funds primarily making investments in a single sector of the real estate investment space (e.g., office, industrial, retail or multifamily) or making non- controlling investments globally, in a particular region outside of the United States in public and private debt and equity securities and investment funds that may have the same or similar investment objectives or guidelines as us or investments, including those raised by us and one or more managed accounts (or other similar arrangements structured through an entity) for the benefit of one or more specific investors (or related group of investors) which, in each case, may have investment objectives or guidelines that overlap with ours. In particular, we expect that there will be overlap of real property and real estate-related securities investment opportunities with certain Other BentallGreenOak Accounts that are actively investing and similar overlap with future Other BentallGreenOak Accounts. The closing of an Other BentallGreenOak Account could result in the reallocation of BentallGreenOak personnel, including reallocation of existing real estate professionals, to such Other BentallGreenOak Account. In addition, potential investments that may be suitable for us may be directed toward such Other BentallGreenOak Account.
We may invest in joint ventures and other co-investment arrangements with Other BentallGreenOak Accounts or divide a pool of investments among us and Other BentallGreenOak Accounts.
We may acquire properties and other assets through joint ventures and other co-investment arrangements with affiliates of the Adviser, including Other BentallGreenOak Accounts, such as the Seed Portfolio Acquisition. Any joint venture with an affiliate of the Adviser must be approved by a majority of our independent directors in accordance with our charter. We may acquire non-controlling interests or shared control interests in such joint ventures. Even if we have some control in such a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures with affiliates of the Adviser will present the same inherent risks as all such transactions, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Our interests and the interests of a joint venture partner or co-investor may conflict in certain specific situations such as differences in investment strategy, exit strategy or level of leverage. In addition, in connection with investments in which we participate alongside any Other BentallGreenOak Accounts, the Adviser may decline to exercise, or delegate to a third party, certain control, foreclosure and similar governance rights relating to such shared investments for legal, tax, regulatory or other reasons. There is no guarantee that we will be able to co-invest with any Other BentallGreenOak Account in the future. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other BentallGreenOak Accounts. See “— Risks Related to Investments in Real Estate — We may make a substantial amount of joint venture investments, including with Other BentallGreenOak Accounts. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.”
The terms on which affiliates of the Adviser, including Other BentallGreenOak Accounts, co-invest in an investment opportunity could be substantially different, and potentially more favorable, then the terms on which we invest.
In such cases, conflicts could arise between BentallGreenOak or such Other BentallGreenOak Accounts, on the one side, and us, on the other side, with respect to investment strategy, growth and financing alternatives and with respect to the manner and timing of our exit from the investment compared to BentallGreenOak’s or such Other BentallGreenOak Accounts’ exit. BentallGreenOak or Other BentallGreenOak Accounts may also have short positions in the same security or instrument or a different security or instrument in the same issuer as a security or instrument purchased by us, which will likely present additional conflicts, particularly if the issuer experiences financial difficulties.
In some cases, the Adviser will invite strategic investors to co-invest with us because, for example, co-investing with a strategic investor provides us or the portfolio company in which we are investing with certain benefits. Strategic investors include investors or entities controlled by or affiliated with BentallGreenOak or investors with large or long-standing relationships with the Adviser. In such cases, the amount available for investment by us will be correspondingly reduced to permit a strategic investor the opportunity to co-invest.
For additional discussion, see “Conflicts of Interest.”
We may co-invest with BentallGreenOak affiliates in real estate-related securities and such investments may be in different parts of the capital structure of an issuer and may otherwise involve conflicts of interest.
Conflict of interests could arise when we and the Other BentallGreenOak Accounts directly or indirectly make investments at different levels of an issuer’s or borrower’s capital structure or otherwise in different classes of the same issuer’s securities. In certain circumstances, Other BentallGreenOak Accounts may have different investment objectives or could pursue or enforce rights with respect to a particular issuer in which we have invested, and those activities could have an adverse effect on us. For example, if we hold debt instruments of an issuer and Other BentallGreenOak Accounts hold equity securities of the same issuer, then if the issuer experiences financial or operational challenges, we (as holder of the debt instrument) may seek a liquidation of the issuer, whereas the Other BentallGreenOak Accounts (which hold the equity securities) may prefer a reorganization of the issuer, and vice versa. In addition, an issuer in which we invest may use the proceeds of our investment to refinance or reorganize its capital structure, which could result in repayment of debt held by Other BentallGreenOak Accounts. If the issuer performs poorly following such refinancing or reorganization, our results will suffer, whereas the Other BentallGreenOak Accounts’ performance will not be affected because the Other BentallGreenOak Accounts no longer have an investment in the issuer.
In addition, we, along with the Other BentallGreenOak Accounts, may pursue or enforce rights with respect to a particular issuer, or the Adviser or BentallGreenOak may pursue or enforce rights with respect to a particular issuer on our behalf and on behalf of Other BentallGreenOak Accounts. We could be negatively impacted by the activities by or on behalf of such Other BentallGreenOak Accounts, and our transactions could be impaired or effected at prices or terms that are less favorable than would otherwise have been the case had a particular course of action with respect to the issuer of the securities not been pursued with respect to such Other BentallGreenOak Accounts.
These conflicts are magnified with respect to issuers that become insolvent. Furthermore, it is possible that in connection with an insolvency, bankruptcy, reorganization or similar proceeding we will be limited (by applicable law, courts or otherwise) in the positions or actions we will be permitted to take due to other interests held or actions or positions taken by BentallGreenOak and its affiliates, Other BentallGreenOak Accounts and the Adviser. Finally, in certain instances, personnel of BentallGreenOak may obtain information about an issuer that is material to the management of Other BentallGreenOak Accounts and that will at times limit the ability of personnel of the Adviser to buy or sell, or to recommend the buying or selling of, securities of that issuer on our behalf. The results of our investment activities may differ significantly from the results achieved by BentallGreenOak for Other BentallGreenOak Accounts or for its own account. The Adviser will manage us and the Other BentallGreenOak Accounts it advises or manages in accordance with their respective investment strategies and guidelines; however, BentallGreenOak will from time to time give advice and take action with respect to any current or future Other BentallGreenOak Account that competes or conflicts with the advice the Adviser gives to, or actions taken for, us, including with respect to the timing or nature of actions relating to certain investments (including, without limitation, advising or having Other BentallGreenOak Accounts engage in short sales of securities or instruments issued by companies in which we have invested). Future investment activities by the Adviser on behalf of other clients will likely give rise to additional conflicts of interest and demands on the Adviser’s time and resources. While BentallGreenOak will seek to resolve any such conflicts in a fair and equitable manner in accordance with its prevailing policies and procedures with respect to conflicts resolution among us and the Other BentallGreenOak Accounts, such transactions are not required to be presented to our board of directors for approval (unless otherwise required by our charter or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor.
The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or BentallGreenOak on more favorable terms than those provided to us.
Certain third-party service providers (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, property managers and investment or commercial banking firms) that provide goods or services to us, BentallGreenOak or certain entities in which we have an investment may also provide goods or services to or have business, personal, financial or other relationships with BentallGreenOak and its other businesses. Such advisors and service providers may be investors in us, affiliates of the Dealer Manager or the Adviser, sources of investment opportunities or co-investors or commercial counterparties or entities in which BentallGreenOak or Other BentallGreenOak Accounts have an investment, and payments by us may indirectly benefit BentallGreenOak or such Other BentallGreenOak Accounts. Additionally, certain employees of BentallGreenOak or the Adviser may have family members or relatives employed by such advisors and service providers. These relationships could have the appearance of affecting or potentially influencing the Adviser in deciding whether to select or recommend such service providers to perform services for us. In addition, in instances where multiple BentallGreenOak businesses may be exploring a potential individual investment, certain of these service providers may choose to be engaged by other BentallGreenOak affiliates rather than us.
Employees of these affiliates may also receive performance-based compensation in respect of our investments. The fees and expenses of such BentallGreenOak-affiliated service providers (and, if applicable, their employees) will be borne by our investments and there will be no related offset to the management fee we pay to the Adviser. While BentallGreenOak believes that any such affiliated service providers, when engaged, generally provide (or will provide) services at rates equal to or better than those provided by third parties, there is an inherent conflict of interest that may incentivize BentallGreenOak to engage its affiliated service provider over a third party.

We expect to have a diverse stockholder group and the interests of our stockholders may conflict with one another and may conflict with the interests of investors in other vehicles that we co-invest with.
We expect to have a diverse stockholder group. As a result, our stockholders may have conflicting investment, tax and other interests with respect to their investments in us and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser or its affiliates that participate in the same investments as us. The conflicting interests of individual stockholders with respect to other stockholders and relative to investors in other investment vehicles relate to, among other things, the nature, structuring, financing, tax profile and timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with decisions made by the Adviser, including with respect to the nature or structuring of investments, which may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations. In addition, we may make investments that may have a negative impact on related investments made by our stockholders in separate transactions. In selecting and structuring investments appropriate for us, the Adviser considers the investment, tax and other objectives of us (including our qualification as a REIT) and our stockholders (and those of investors in other investment vehicles managed or advised by the Adviser or its affiliates) that participate in the same investments as us, not the investment, tax or other objectives of any stockholder individually. In addition, certain of our stockholders may also be investors in Other BentallGreenOak Accounts, including supplemental capital vehicles and co-investment vehicles that invest alongside us in one or more investments, which could create conflicts for the Adviser in the treatment of different investors.
The Adviser may face potential conflicts of interest related to access to and flow of certain information, including material, non-public information.
We, directly or through BentallGreenOak, the Adviser or certain of their respective affiliates may come into possession of material non-public information with respect to an issuer in which we have invested or may invest. Should this occur, the Adviser may be restricted from buying or selling securities, derivatives or loans of the issuer on our behalf until such time as the information becomes public or is no longer deemed material. Such restrictions could materially adversely affect our investment results.
BentallGreenOak’s internal information barriers that are designed to prevent the flow of certain types of information, including material, non-public, confidential information, from one area or part of BentallGreenOak to another area or group thereof, may restrict the Adviser’s ability to access information even when such information would be relevant to our potential investments. Due to such barriers, disclosure of such information to the personnel responsible for management of our business may be on a need-to-know basis only, and we may not be free to act upon any such information, even if another area or group of BentallGreenOak may trade on such information. Therefore, we or the Adviser may not have access to material non-public information in the possession of BentallGreenOak that might be relevant to an investment decision to be made by the Adviser on our behalf, and the Adviser may initiate a transaction or purchase or sell an investment which, if such information had been known to it, may not have been undertaken. Further, the Adviser may not be able to initiate a transaction on our behalf that it otherwise might have initiated and may not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect our operations.
Our board of directors has adopted a resolution that renounces our interest or expectancy with respect to business opportunities and competitive activities.
Our board of directors has adopted a resolution that provides that none of BentallGreenOak or its affiliates, our directors or any person our directors control will be required to refrain directly or indirectly from engaging in any business opportunities, including any business opportunities in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunities, unless offered to a person in his or her capacity as one of our directors or officers and intended exclusively for us or any of our subsidiaries.

We may source, sell or purchase assets either to or from the Adviser and its affiliates, and such transactions may cause conflicts of interest.
We may directly or indirectly source, sell or purchase all or any portion of an asset (or portfolio of assets/investments) to or from the Adviser and its affiliates or their respective related parties, including parties which such affiliates or related parties, or Other BentallGreenOak Accounts, own or have invested in. Such transactions will be subject to the approval of a majority of directors (including a majority of our independent directors) not otherwise interested in the transaction pursuant to our charter. We may also source, sell to or purchase from third parties interests in or assets issued by affiliates of the Adviser or their respective related parties and such transactions would not require approval by our independent directors or an offset of any fees we otherwise owe to the Adviser or its affiliates. The transactions described above involve conflicts of interest, as our sponsor and its affiliates may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction.
BentallGreenOak, including the Adviser, may face conflicts of interest associated with Sun Life’s investments in us and the related share repurchase arrangement.
In connection with the Seed Portfolio Acquisition, our board of directors, including a majority of our independent directors, has approved an arrangement to repurchase the shares and units held by Sun Life. Pursuant to such arrangement, the Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition will only be eligible for repurchase by us following [                 ]. Following such period, Sun Life may request that we repurchase such Class E shares/units on [                 ]. We will repurchase Class E shares/units at a price per share equal to the most recently determined NAV per Class E share/unit as of the repurchase date. The aggregate amount of Class E shares/units that we are required to repurchase in any month will be limited to [                 ]. In addition, we will not repurchase any Class E shares/units during any period that our share repurchase plan has been suspended.
Because this arrangement is with Sun Life, an affiliate of BentallGreenOak, the terms were not negotiated at arm’s length. As a result, the Adviser may face conflicts of interest in conducting the share repurchase arrangement.
We are subject to potential conflicts of interest related to tenants.
Certain properties owned by us or an Other BentallGreenOak Account will, in certain circumstances, be leased out to tenants that are affiliates of BentallGreenOak, including but not limited to Other BentallGreenOak Accounts or their respective portfolio companies, which would give rise to a conflict of interest. In such events, the Adviser will seek to resolve any conflicts of interest in a fair and reasonable manner in accordance with its prevailing policies and procedures, subject to applicable oversight of the board of directors.
The personnel of the Dealer Manager, the Adviser and their affiliates may trade in securities for their own accounts, subject to restrictions applicable to BentallGreenOak personnel.
The officers, directors, members, managers, employees and associated persons (as applicable) of the Dealer Manager, the Adviser and their affiliates may trade in securities and make personal investments for their own accounts, subject to restrictions and reporting requirements as may be required by law and BentallGreenOak policies, or otherwise determined from time to time by the Dealer Manager or the Adviser. Such personal securities transactions and investments will, in certain circumstances, result in conflicts of interest, including to the extent they relate to (i) a company in which we hold or acquire an interest (either directly through a privately negotiated investment or indirectly through the purchase of securities or other traded instruments related thereto) and (ii) entities that have interests which are adverse to ours or pursue similar investment opportunities as us.
BentallGreenOak may structure certain investments such that BentallGreenOak will face conflicting fiduciary duties to us and certain debt funds.
BentallGreenOak may structure certain investments such that one or more mezzanine or other investment funds, structured vehicles or other collective investment vehicles primarily investing in senior secured loans, distressed debt, subordinated debt, high-yield securities, CMBS and other similar debt instruments managed by affiliates of BentallGreenOak (collectively, “Debt Funds”) are offered the opportunity to participate in the debt tranche of an investment owned by us or allocated to us. The Adviser and its affiliates owe fiduciary duties to the Debt Funds as well as to us. If the Debt Funds purchase high-yield securities or other debt instruments related to a property or real estate company that we hold an investment in (or if we make or have an investment in or, through the purchase of debt obligations become a lender to, a company or property in which a Debt Fund or an Other BentallGreenOak Account has a mezzanine or other debt investment), the Adviser and its affiliates will face a conflict of interest in respect of the advice given to, or the decisions made with regard to, the Debt Funds, such Other BentallGreenOak Accounts and us (e.g., with respect to the terms of such high-yield securities or other debt instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies). Similarly, certain Other BentallGreenOak Accounts can be expected to invest in securities of publicly traded companies that are actual or potential investments of ours. The trading activities of Other BentallGreenOak Accounts may differ from or be inconsistent with activities that are undertaken for our account in any such securities. In addition, we may not pursue an investment otherwise within our investment objectives and guidelines as a result of such trading activities by Other BentallGreenOak Accounts.
BentallGreenOak’s potential involvement in financing a third party’s purchase of assets from us could lead to potential or actual conflicts of interest.
We may from time to time dispose of all or a portion of an investment by way of a third-party purchaser’s bid where BentallGreenOak or one or more Other BentallGreenOak Accounts is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This may include the circumstance where BentallGreenOak or one or more Other BentallGreenOak Accounts is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from us. Such involvement of BentallGreenOak or one or more Other BentallGreenOak Accounts as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from us may give rise to potential or actual conflicts of interest.
We may provide debt financing in connection with acquisitions by third parties of assets owned by Other BentallGreenOak Accounts.
We may provide financing as part of a third-party purchaser’s bid or acquisition of (or investment in) a portfolio entity (or the underlying assets of) owned by one or more Other BentallGreenOak Accounts (or in connection with the acquisitions by one or more Other BentallGreenOak Accounts or their affiliates of assets or interests (or portfolios thereof) owned by a third party). This may include making commitments to provide financing at, prior to or around the time that any such purchaser commits to or makes such investments. We may make investments and provide debt financing with respect to portfolio entities in which Other BentallGreenOak Accounts or affiliates hold or subsequently acquire an interest. While the terms and conditions of any such arrangements will generally be on market terms, the involvement of the Other BentallGreenOak Accounts or affiliates in such transactions may affect credit decisions and the terms of such transactions or arrangements or may otherwise influence the Adviser’s decisions, which will give rise to potential or actual conflicts of interest and which may adversely impact us. For example, such transactions may involve the partial or complete payoff of such loans (with related proceeds being received by the applicable Other BentallGreenOak Accounts) or otherwise result in restructurings of terms and pricing relating to such existing loans with the borrowers thereof in respect of which such Other BentallGreenOak Accounts may receive refinancing proceeds or a retained interest in such loans in accordance with such restructuring arrangements. Additionally, in certain situations we may not commit to provide financing until a third party has committed to make a deposit in connection with the acquisition of an investment from an Other BentallGreenOak Account, which may result in us being disadvantaged in the overall bid process or potentially not consummating the investment.
Certain principals and employees may be involved in and have a greater financial interest in the performance of other BentallGreenOak funds or accounts, and such activities may create conflicts of interest in making investment decisions on our behalf.
Certain of the principals and employees of the Adviser or the Dealer Manager may be subject to a variety of conflicts of interest relating to their responsibilities to us and the management of our real estate portfolio. Such individuals may serve in an advisory capacity to other managed accounts or investment vehicles, as members of an investment or advisory committee or a board of directors (or similar such capacity) for one or more investment funds, corporations, foundations or other organizations. Such positions may create a conflict between the services and advice provided to such entities and the responsibilities owed to us. The other managed accounts or investment funds in which such individuals may become involved may have investment objectives that overlap with ours. Furthermore, certain principals and employees of the Adviser may have a greater financial interest in the performance of such other funds or accounts than our performance. Such involvement may create conflicts of interest in making investments on our behalf and such other funds and accounts and other entities. Such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to us and such organizations. Although the Adviser will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for us. Also, BentallGreenOak personnel are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to BentallGreenOak’s Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments, which can be expected to also be held or acquired by us or Other BentallGreenOak Accounts, or otherwise relate to companies or issuers in which we have or acquire a different principal investment (including, for example, with respect to seniority). There can be no assurance that conflicts of interest arising out of such activities will be resolved in our favor. Investors will not receive any benefit from any such investments, and the financial incentives of BentallGreenOak personnel in such other investments could be greater than their financial incentives in relation to us.
We, Other BentallGreenOak Accounts and their portfolio entities may engage in permissible political activities with the intent of furthering our or their business interests or otherwise.
We, Other BentallGreenOak Accounts and their portfolio entities may, in the ordinary course of our or their respective businesses, make political contributions to elected officials, candidates for elected office or political organizations, hire lobbyists or engage in other permissible political activities with the intent of furthering our or their business interests or otherwise. In certain circumstances, there may be initiatives where such activities are coordinated by BentallGreenOak for the benefit of us, Other BentallGreenOak Accounts or their portfolio entities. The interests advanced by a portfolio entity through such activities may, in certain circumstances, not align with or be adverse to our interests, the interests of our stockholders or the interests of Other BentallGreenOak Accounts or their other portfolio entities. The costs of such activities may be allocated among us, Other BentallGreenOak Accounts and their portfolio entities (and borne indirectly by our stockholders). While the costs of such activities will typically be borne by the entity undertaking such activities, such activities may also directly or indirectly benefit us, Other BentallGreenOak Accounts, their portfolio entities or BentallGreenOak. There can be no assurance that any such activities will be successful in advancing our interests or the interests of an Other BentallGreenOak Accounts or a portfolio entity or otherwise benefit such entities.
Additional potential conflicts of interest may arise in the future due to possible future activities.
The Adviser and its affiliates may expand the range of services that they provide over time. Except as and to the extent expressly provided in the Advisory Agreement, the Adviser and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Adviser, BentallGreenOak and their affiliates continue to develop relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by us. These clients may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities. Additional conflicts of interest could arise as a result of new activities, transactions or relationships commenced in the future. If any matter arises that we and our affiliates (including the Adviser) determine in our good faith judgment constitutes an actual and material conflict of interest, we and our affiliates (including the Adviser) will take such actions as we determine appropriate to mitigate the conflict.

Risks Related to our REIT Status and Certain Other Tax Items
If we do not qualify to be taxed as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.
We expect to operate so as to qualify to be taxed as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify to be taxed as a REIT. If we fail to qualify to be taxed as a REIT in any tax year, then:
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we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate income tax rates;

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any resulting tax liability could be substantial and could have a material adverse effect on our book value;

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unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify to be taxed as a REIT and for which we had taxable income; and

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we generally would not be eligible to requalify to be taxed as a REIT for the subsequent four full taxable years.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.
To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share repurchase plan will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.
Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.
To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.
Compliance with REIT asset test requirements may force us to liquidate or restructure otherwise attractive investments.
To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities (other than securities that qualify for the straight debt safe harbor) of any one issuer or more than 10% of the value of the outstanding securities of more than any one issuer unless we and such issuer jointly elect for such issuer to be treated as a “taxable REIT subsidiary” under the Code. Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.
Our charter does not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.9% limits would not be effective without an exemption (prospectively or retroactively) from these limits by our board of directors.
For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person or group of more than 9.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of our outstanding common stock, or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding capital stock of all classes or series, which we refer to as the “Ownership Limit.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.9% of our outstanding common stock or our capital stock by a person could cause another person to constructively own in excess of 9.9% of our outstanding common stock or our capital stock, respectively, and thus violate the Ownership Limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this Ownership Limit in the future. Any attempt to own or transfer shares of our common stock or capital stock in excess of the Ownership Limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of our charter to a charitable trust, and the person who attempted to acquire such excess shares not having any rights in such excess shares, or in the transfer being void.
The Ownership Limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.
Non-U.S. holders may be subject to U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us.
In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder (as such term is defined below under “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of Our Common Stock”), other than a “qualified shareholder” or a “qualified foreign pension fund,” that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from such disposition and therefore, may be treated as recognizing income effectively connected with the conduct of a U.S. trade or business. Such tax does not apply, however, to the disposition of stock in a REIT that is “domestically controlled.” Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a domestically controlled REIT and we have no obligation to qualify as such under our governing documents. If we were to fail to so qualify, amounts received by a non-U.S. holder on certain dispositions of shares of our common stock (including a redemption) would be subject to tax under FIRPTA, unless (i) our shares of common stock were regularly traded on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 10% of our common stock. See “Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Holders of Our Common Stock — Sales of Our Common Stock.”
A non-U.S. holder other than a “qualified shareholder” or a “qualified foreign pension fund,” that receives a distribution from a REIT that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder’s ownership of our common stock. In addition, a repurchase of our common stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend. See “Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Holders of Our Common Stock — Distributions, and —  Repurchases of our Common Stock.”
We seek to act in the best interests of the Company as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile, and place of business, with respect to the purchase, ownership and disposition of shares of our common stock.
Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.
Non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements.
We may incur tax liabilities that would reduce our cash available for distribution to you.
Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. In addition, we may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.
Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests and in the best interests of our stockholders. In this event, we would become subject to U.S. federal income tax on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.
You may have current tax liability on distributions you elect to reinvest in our common stock.
If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.
Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.
Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. However, for taxable years ending before January 1, 2026, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which temporarily reduces the effective tax rate on such dividends. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of Our Common Stock — Distributions Generally.” You are urged to consult with your tax advisor regarding the effect of this change on your effective tax rate with respect to REIT dividends.
We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.
In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of the recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of us or our stockholders. Any such changes could have an adverse effect on an investment in shares of our common stock, the market value or the resale potential of our assets, or our ability to attract and retain investment professionals. You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock.
The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.
We may acquire mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.
If the Operating Partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.
If the IRS were to successfully challenge the status of the Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on your investment.
Retirement Plan Risks
If the fiduciary of an employee benefit plan or plan subject to the Code or ERISA fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our common stock, the fiduciary could be subject to civil penalties.
There are special considerations that apply to investing in shares of our common stock on behalf of a pension, profit sharing, 401(k) or other employer-sponsored retirement plans, health or welfare plan, trust, individual retirement accounts (“IRAs”) or Keogh plans that are subject to Title I of ERISA or Section 4975 of the Code. If you are investing the assets of any of the entities identified in the prior sentence in our common stock, you should satisfy yourself that:
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the investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;

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the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan’s investment policy;

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the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA (to the extent such entity is subject to ERISA) and other applicable provisions of ERISA and the Code;

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the investment will not impair the liquidity of the trust, plan or IRA;

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the investment will not produce “unrelated business taxable income” for the trust plan or IRA;

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our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and

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the investment will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in shares of our common stock constitutes a non-exempt prohibited transaction under Section 4975 of the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.
If our assets at any time are deemed to constitute “plan assets” under ERISA and the Plan Asset Regulations, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.
As discussed under “Certain ERISA Considerations,” we intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” of any stockholder that is a “benefit plan investor” (each within the meaning of ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, as amended from time to time (the “Plan Asset Regulations”)). If, notwithstanding our intent, our assets were deemed to constitute “plan assets” of any stockholder that is a “benefit plan investor” under ERISA or the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us; (ii) the possibility that certain transactions in which we have entered into in the ordinary course of business constitute non-exempt “prohibited transactions” under Title I of ERISA and/or Section 4975 of the Code, and may have to be rescinded; (iii) our management, as well as various providers of fiduciary or other services to us (including the Adviser), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code) for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iv) the fiduciaries of stockholders that are “benefit plan investors” would not be protected from “co-fiduciary liability” resulting from our decisions and could be in violation of certain ERISA requirements.
If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the “benefit plan investor” any profit realized on the transaction and (ii) reimburse the “benefit plan investor” for any losses suffered by the “benefit plan investor” as a result of the investment. In addition, each “disqualified person” (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a “benefit plan investor” who decides to invest in us could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in us or as co-fiduciaries for actions taken by or on behalf of us or the Adviser. With respect to a “benefit plan investor” that is an IRA that invests in us, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.
Prospective investors that are Plans should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances. The sale of our common stock to any Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
General Risk Factors
We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.
Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators or other replacements for the reduced or interrupted utilities, which also could be insufficient to fully operate our facilities and could result in our inability to provide services.

Certain properties may require permits or licenses.
A license, approval or permit may be required to acquire certain investments and their direct or indirect holding companies (or registration may be required before an acquisition can be completed). There can be no guarantee of when and if such a license, approval or permit will be obtained or if the registration will be effected.
We face legal risks when making investments.
Investments are usually governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher than for other investments. In addition, it is not uncommon for investments to be exposed to a variety of other legal risks. These can include, but are not limited to, environmental issues, land expropriation and other property-related claims, industrial action and legal action from special interest groups.
We may face risks associated with short sales.
Our use of short sales for investment and/or risk management purposes subjects us to risks associated with selling short. We may engage in short sales where we do not own or have the right to acquire the security sold short at no additional cost. Our loss on a short sale theoretically could be unlimited in a case where we are unable, for whatever reason, to close out a short position.
Our short selling strategies may limit our ability to benefit from increases in the markets. Short selling also involves a form of financial leverage that may exaggerate any losses. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to us. Finally, SEC, FINRA or other regulations relating to short selling may restrict our ability to engage in short selling.
We may incur contingent liabilities in connection with the disposition of investments.
In connection with the disposition of an investment, we may be required to make certain representations about the business, financial affairs and other aspects (such as environmental, property, tax, insurance, and litigation) of such investment typical of those made in connection with the sale of a business or other investment comparable to the investment being sold. We may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate or with respect to certain potential liabilities. These arrangements may result in the incurrence of contingent liabilities for which the Adviser may establish reserves or escrow accounts.
We will face risks associated with hedging transactions.
We may utilize a wide variety of derivative and other hedging instruments for risk management purposes, the use of which is a highly specialized activity that may entail greater than ordinary investment risks. Any such derivatives and other hedging transactions may not be effective in mitigating risk in all market conditions or against all types of risk (including unidentified or unanticipated risks), thereby resulting in losses to us. Engaging in derivatives and other hedging transactions may result in a poorer overall performance for us than if we had not engaged in any such transaction, and the Adviser may not be able to effectively hedge against, or accurately anticipate, certain risks that may adversely affect our investment portfolio. In addition, our investment portfolio will always be exposed to certain risks that cannot be fully or effectively hedged, such as credit risk relating both to particular securities and counterparties as well as interest rate risks. See “— We may invest in derivatives, which involve numerous risks” above.

ESTIMATED USE OF PROCEEDS
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $4,000,000,000 and no shares under our distribution reinvestment plan. The tables assume that 1/4 of our gross offering proceeds are from the sale of Class T shares, 1/4 of our gross offering proceeds are from the sale of Class S shares, 1/4 of our gross offering proceeds are from the sale of Class D shares and 1/4 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. We may reallocate the shares of our common stock we are offering between the primary offering and our distribution reinvestment plan. We will only use the proceeds raised in this offering for the purposes set forth in this prospectus and in a manner within the investment guidelines approved by our board of directors, who serve as fiduciaries to our stockholders.
The estimated amount of upfront selling commissions and dealer manager fees reflected in the table below related to our Class T shares is calculated based on the Class T share purchase price of $10.00 plus $0.30 maximum upfront selling commissions and $0.05 dealer manager fees. The estimated amount of upfront selling commissions reflected in the table below related to our Class S shares is calculated based on the Class S share purchase price of $10.00 plus $0.35 maximum upfront selling commissions. The estimated amount of upfront selling commissions reflected in the table below related to our Class D shares is calculated based on the Class D share purchase price of $10.00 plus $0.15 maximum upfront selling commissions. The actual amount of upfront selling commissions and dealer manager fees, however, will vary from the estimated amounts shown because (1) our Class T shares, Class S shares and Class D shares will be sold at a price that varies monthly generally based on our prior month’s NAV per share for that class of shares and actual upfront selling commissions and dealer manager fees per Class T share, Class S share and Class D share will be a percentage of the transaction price and (2) the upfront selling commission and dealer manager fees may be reduced in connection with certain categories of sales of Class T shares, Class S shares and Class D shares. Any reduction in upfront selling commissions and dealer manager fees will be accompanied by a corresponding reduction in the per Class T share, per Class S share and per Class D share purchase price to the applicable stockholder, but will not affect the amounts available to us for investment. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase plan. Generally, our policy will be to pay distributions from cash flow from operations. However, subject to Maryland law and the discretion of our board of directors, particularly during the Ramp-Up Period, we may choose to use cash flows from borrowings, offering net proceeds, the sale of our assets and repayments of our real estate debt investments, or other sources to fund distributions to our stockholders.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.
	Maximum Offering of $1,000,000,000 in Class T Shares
Gross Proceeds(1)		$1,000,000,000	100%
Upfront Selling Commissions and Dealer Manager Fees(2)		$33,816,425	3.38%
Organization and Offering Expenses(3)	$	[ ]	[ ]%
Net Proceeds Available for Investment	$	[ ]	[ ]%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.
	Maximum Offering of $1,000,000,000 in Class S Shares
Gross Proceeds(1)		$1,000,000,000	100%
Upfront Selling Commissions(2)		$33,816,425	3.38%
Organization and Offering Expenses(3)	$	[ ]	[ ]%
Net Proceeds Available for Investment	$	[ ]	[ ]%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.
	Maximum Offering of $1,000,000,000 in Class D Shares
Gross Proceeds(1)		$1,000,000,000	100%
Upfront Selling Commissions(2)		$14,778,325	1.48%
Organization and Offering Expenses(3)	$	[ ]	[ ]%
Net Proceeds Available for Investment	$	[ ]	[ ]%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.
Maximum Offering of $1,000,000,000 in Class I Shares
Gross Proceeds(1)		$1,000,000,000	100%
Upfront Selling Commissions(2)		$—	—%
Organization and Offering Expenses(3)	$	[ ]	[ ]%
Net Proceeds Available for Investment	$	[ ]	[ ]%

(1)
Gross offering proceeds include upfront selling commissions and dealer manager fees that the Dealer Manager is entitled to receive (including any amounts that may be retained by, or reallowed (paid) to, participating broker-dealers). We intend to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
For Class T shares only, includes upfront selling commissions of 3.0% of the transaction price and dealer manager fees of up to 0.5% of the transaction price. For Class S shares only, includes upfront selling commissions of 3.5% of the transaction price. Amounts presented in the tables are less than 3.5% and 1.5%, as applicable, of gross proceeds because upfront selling commissions and dealer manager fees are calculated as 3.5% and 1.5%, as applicable, of the transaction price (which excludes upfront selling commissions and dealer manager fees), which means that upfront selling commissions expressed as a percentage of the total investment (including upfront selling commissions and dealer manager fees) are less than 3.5% and 1.5% as applicable. We also pay the following selling commissions over time as stockholder servicing fees to the Dealer Manager, subject to FINRA limitations on underwriting compensation: (a) for Class T shares only, an investment professional stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the investment professional stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (b) for Class S shares only, a stockholder servicing fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (c) for Class D shares only, a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The total amount that will be paid over time for stockholder servicing fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from offering proceeds. See “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees” and “Compensation — Stockholder Servicing Fees.”

(3)
The Adviser will advance our organization and offering expenses (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) on our behalf through the first anniversary of the commencement of this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the commencement of this offering. We will reimburse the Adviser for any subsequent organization and offering expenses it incurs on our behalf as and when incurred. The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Compensation — Organization and Offering Expense Reimbursement” for examples of the types of organization and offering expenses we may incur.
In the aggregate, underwriting compensation from all sources, including upfront selling commissions, dealer manager fees, stockholder servicing fees and other underwriting compensation, will not exceed 10% of the gross proceeds from our primary offering.

INVESTMENT OBJECTIVES AND STRATEGIES
Investment Objectives
Our investment objectives are to invest in assets that will enable us to:
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Preserve and protect invested capital;

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Provide attractive current income in the form of regular, stable cash distributions;

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Realize appreciation in NAV from proactive investment management and asset management; and

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Provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly-traded real estate companies.

We cannot assure you that we will achieve our investment objectives. In particular, we note that our NAV may be subject to volatility related to the values of our assets. See the “Risk Factors” section of this prospectus.
Investment Strategy
BentallGreenOak is a leading, global real estate investment management advisor and a recognized provider of real estate services, with a long-standing track record in the investment and asset management of industrial, office, retail and multi-family property globally. BentallGreenOak provides investment management services to more than 750 institutional investors with approximately $80 billion of assets under management, as of June 30, 2022.
We are a pure-play industrial REIT, with an investment strategy of acquiring, managing and/or financing a diversified portfolio of primarily stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States. To a lesser extent, and subject to the investment limitations described in this prospectus, we also intend to invest in real estate-related assets, which include:
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Debt backed principally by real estate, such as mortgage loans, subordinated mortgage loans, mezzanine loans, real estate-related corporate credit, and commercial and residential mortgage-backed securities; and

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Real estate-related securities, such as common and preferred stock of publicly traded REITs and other real estate companies (“real estate-related securities”).

Our real estate investments will focus primarily on stabilized and institutional-quality, state-of-the-art bulk distribution, light industrial, last-mile distribution facility, temperature-controlled logistics and logistics chain properties. While a secondary focus, we may also acquire assets that require new development or some amount of capital investment to be renovated or repositioned.
We believe our real estate-related assets can help maintain liquidity to satisfy any stock repurchases we choose to make in any particular month and manage cash before investing subscription proceeds into properties while also seeking attractive current income.
Our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in an active and flexible manner. We believe the structure is advantageous to stockholders, as we are not limited by a pre-determined operational period and the need to liquidate assets, potentially in an unfavorable market, to satisfy a liquidity event at the end of that period.
Potential Competitive Strengths
We believe our most powerful competitive strength is our affiliation with BentallGreenOak, which is a leading, global real estate investment management adviser and a recognized provider of real estate services that provides investment management services to more than 750 institutional investors with approximately $80 billion of assets under management as of June 30, 2022. BentallGreenOak has offices in 28 cities across 13 countries, which BentallGreenOak believes provides access to deep local knowledge, experience, and extensive networks in the regions where the Adviser invests and manages real estate. We believe our long-term success in executing our investment strategy will be supported by BentallGreenOak’s competitive strengths, which include:
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Experienced Investment Team.   The Adviser’s U.S. team manages over $37 billion of assets consisting of industrial, office, multifamily, retail and hotel properties throughout all major regions of the United States. These investments were made on behalf of the Adviser’s open-end core and core plus funds, development funds, value add funds and separate accounts. With active strategies across geographies and the risk spectrum, the team can quickly identify relative value and capitalize on pricing imbalances. Additionally, since 2010, BentallGreenOak has acquired approximately $20 billion of industrial properties globally consisting of 528 properties and 153 million square feet. In the United States alone, the Adviser has acquired 216 industrial assets for a total of over 67 million square feet and a gross asset value of approximately $11 billion. We believe this extensive, global industrial experience provides the Adviser real-time, proprietary data that we expect will enable us to target specific markets and trends with conviction quickly.

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Stability in Sourcing and Execution.   The Adviser’s extensive deal flow will be sourced primarily through the team’s extensive network of relationships with best-in-class operating partners, developers, brokerage firms and tenants both in the United States and globally. These relationships have been derived from the substantial combined experience of the Adviser’s U.S. senior management team, which on average have 25 years of experience. Since 2021 alone, the Adviser has closed on over $8.2 billion of U.S. real estate equity investments and sales. We expect the Adviser will continue to leverage this extensive market presence as well as the Adviser’s extensive market relationships to build our real estate portfolio.

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Physical Presence and Longstanding Relationships in the Target Markets.   BentallGreenOak has offices and investment professionals in eight cities covering every major region in the United States. The leadership in each office has a minimum of 25 years of experience, which we believe translates to deep market knowledge and established, long-term relationships with operating partners, property owners, developers, brokers, tenants and lenders that are difficult to replicate and typically a high barrier to entry in these geographies. The team’s relationships facilitate proprietary deal sourcing as evidenced by the Adviser’s extensive investment activity. We believe that having a physical presence in every major US region enables the Adviser’s investment professionals to easily pursue investment opportunities.

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Leader in Sustainability.   BentallGreenOak continues to be among the industry leaders in ESG practices. BentallGreenOak’s ESG approach is directly tied to our investment strategies and designed to match a range of client and investor risk and return expectations. We approach sustainable investing from both a risk mitigation and a value creation perspective, in order to help enhance the long-term financial and operational resiliency of the asset. With continuously evolving best practices, we believe BentallGreenOak has achieved cost savings of over $30.1 million from 2009-2019 as a result of energy efficiency initiatives, specifically our data-driven approach, target setting, and tenant engagement programs. BentallGreenOak’s ESG initiatives are led by a dedicated, in-house Sustainable Investing team, led by Anna Murray, Managing Director, Global Head of ESG. The Sustainable Investing team partners with our investment and real estate management professionals to help integrate ESG across the asset lifecycle in alignment with client goals.

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Proprietary Research Directed by Industry Leading In-House Team.   The Adviser employs a research driven approach to develop its view of real estate markets. The investment team has developed an in-house methodology that identifies desirable micro locations by using a carefully selected set of demographic and economic variables or “markers.” These markers include population, population growth, population density, knowledge job exposure, educational attainment, patent origination and other live/work/play attributes. Additionally, BentallGreenOak’s Applied Data Science team uses state-of-the-art AI (machine learning) algorithms to extract information from their proprietary data system that contains over 1.3 billion datapoints — over 35,000 variables that span all commercial real estate submarkets and sectors for the last 30 years. We believe that coupling on-the-ground experienced investment teams with top-down research capabilities will allow the Adviser to identify ahead of the curve locations with strong demand attributes.

For more information regarding the Adviser and BentallGreenOak’s investment management business, see “Management — The Adviser and BentallGreenOak.”
Investment Guidelines and Portfolio Allocation
Our board of directors, including our independent directors, reviews our investment portfolio not less than quarterly. In addition, our board of directors has adopted investment guidelines which set forth, among other things, guidelines for investing in our targeted property types and certain investment policies restricting certain types of investments that we describe in more detail below. Our board of directors, including our independent directors, will review the investment guidelines on an annual basis or more frequently as it deems appropriate. Changes to our investment guidelines must be approved by our board of directors, including a majority of our independent directors. Our board of directors may revise our investment guidelines without the concurrence of our stockholders. However, our board of directors will not amend our charter, including any investment policies that are provided in our charter and described under “Charter-Imposed Investment Limitations” below, without the concurrence of holders of a majority of the outstanding shares entitled to vote, except for amendments that do not adversely affect the rights, preferences and privileges of our stockholders and do not require stockholder approval under Maryland law.
Our investment guidelines delegate to the Adviser authority to execute acquisitions and dispositions of investments in real estate and real estate-related assets, in each case so long as such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to the Adviser with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any acquisition of a single property or portfolio of properties with a purchase price exceeding the greater of (i) $250 million and (ii) 10% of our most recent month-end total asset value (as measured under GAAP) plus the proceeds expected in good faith to be raised in our public offering over the next 12 months. A majority of our board of directors will periodically determine that the consideration paid for property we acquire will ordinarily be based on the fair market value of the property. If a majority of our independent directors determines, or if the property is acquired from the Adviser, a director, BentallGreenOak or any of their affiliates, such fair market value shall be determined by a qualified independent appraiser selected by our independent directors.
After we have raised substantial proceeds in this offering and acquired a diversified portfolio of real estate investments (the “Ramp-Up Period”), we intend to invest:
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At least 80% of our gross asset value in real estate; and

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Up to 20% of our gross asset value in real estate-related assets.

Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, the Adviser’s assessment of the relative attractiveness of opportunities or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes. Certain investments, such as preferred equity investments, could be characterized as either real estate or real estate debt depending on the terms and characteristics of such investments.
Further, although our investment strategy focuses primarily on industrial warehouse and logistics properties, our charter, bylaws and investment guidelines will not preclude us from investing in other types of real estate. However, we do not intend to invest more than 25% of our gross real estate portfolio in other types of real estate.
Identification of Investments and BentallGreenOak’s Investment Process
BentallGreenOak believes that it sees a high volume of deal flow as a result of its substantial U.S. investment platform defined by its investment teams spread across eight offices including New York, Boston, Chicago, Washington, D.C., Miami, Seattle, San Francisco and Los Angeles. BentallGreenOak’s investment opportunities are sourced primarily through the team’s longstanding relationships in their respective local markets, which are founded on their fair and honest treatment of counterparties.

BentallGreenOak employs a proactive sourcing process to create high quality deal flow through an extensive network of relationships with intermediaries, operating partners, developers, banks, owners and other financial institutions, both in the United States and globally. The depth of the platform and BentallGreenOak’s relationships serve as primary competitive advantages in assessing pricing risk and accessing off-market transactions.
Members of BentallGreenOak’s global senior investment team have an average of over 30 years of real estate investing experience across multiple market cycles, diverse geographies and all asset types. The management team and investment professionals of BentallGreenOak have developed a disciplined investment process to (i) source and underwrite compelling investment opportunities, (ii) structure and complete transactions, (iii) execute a focused business plan and (iv) monetize each asset to generate attractive returns. This process emphasizes collaborative communication, rigorous analysis and sound decision-making using the talents and insights of the entire team. Above all, BentallGreenOak believes that its relationships, reputation and speed of execution allows it to successfully acquire, manage and realize real estate investments across its investment strategies.
Investments in Real Estate
To execute our investment strategy, we intend to invest in a diversified portfolio of primarily stabilized, income-oriented industrial warehouse and logistics properties. These properties will primarily consist of institutional-quality, state-of-the-art bulk distribution, light industrial, last-mile distribution facility, temperature-controlled logistics and logistics chain properties, and may include real estate-related operating companies. While a secondary focus, we may also acquire assets that require new development or some amount of capital investment to be renovated or repositioned.
In addition to the Seed Portfolio, we intend to acquire a portfolio primarily comprised of properties located in the United States and, to a lesser extent, in Canada, Europe and Asia-Pacific. We intend to emphasize locations with high barriers to entry, close proximity to large demographic bases, substantial blue-collar workforces and/or access to major distribution infrastructure, primarily located in the lower 48 states. However, we do not intend to designate specific geography or sector allocations for the portfolio; rather the Adviser intends to invest in regions or property types where it sees the best opportunities that support our investment objectives. See “— Target Market and Submarket Selection.”
All potential acquisitions of real estate are reviewed and approved by the Adviser’s investment committee (the “Investment Committee”) before any binding offers are made. Potential investments are introduced to the Investment Committee by a senior acquisition officer at a weekly screening meeting, at which time the Investment Committee considers suitability, risk profile and estimated rates of return. We believe this methodology ensures that investment selection is a deliberate and thorough process that provides for efficient and comprehensive review and approval of potential transactions. If there is a material variance from the original Investment Committee approval, further Investment Committee review and approval may be required before any deposits are funded and/or before an acquisition is closed. See “Management — The Adviser and BentallGreenOak.”
Institutional-Quality, State-of-the-Art Industrial Warehouse and Logistics Properties
We intend to invest primarily in industrial warehouse and logistics properties selected for their location, functionality and potential cash flow characteristics, as well as their stability and their generally low maintenance and capital improvement costs.
We believe the majority of industrial space built pre-2000 is increasingly obsolete and, therefore, intend to primarily focus on the acquisition, and to a lesser extent, development of new construction in our acquisition strategy. In the near term, we anticipate industrial tenants will desire to relocate from older, outdated properties to more efficient, state-of-the-art facilities to improve their profit margins. We believe new, state-of-the-art buildings with sufficient height and power will enable tenants to deliver more volume effectively, resulting in meaningfully greater profitability for the tenant’s business. We believe this formula allows tenants the flexibility to pay higher rents for state-of-the-art buildings, in a strong labor market with ample transportation connectivity, without sacrificing the tenant’s profitability.
We expect that our industrial warehouse and logistics properties will typically be comprised of multiple types of buildings suitable for single or multiple tenants. The types and characteristics of properties that we intend to target include, but are not limited to, the following:
Building Type	Description
Bulk distribution	Bulk distribution is the newest and fastest growing industrial segment. With a large building size of 150,000 to 1.5 million square feet, bulk distribution will serve single or multitenant users looking to store and distribute goods across a wide geography. Ecommerce fulfillment centers usually fall into this category.
Light industrial	Light industrial buildings are similar in function to bulk distribution centers, but are more easily divisible to accommodate tenants distributing to a smaller geographic area. These buildings are usually 150,000 square feet or less and are rented to either single or multitenant users.
Last-mile distribution	Bulk distribution or light industrial facilities utilized in connection with ecommerce and focused on end-user distribution.
Temperature controlled logistics	Distribution facilities including freezer facilities, agriculture production facilities, pre-cooling facilities, and pharmaceutical facilities.
Logistics chain investments	Industrial outdoor storage, data centers, logistics terminals and other irreplaceable components of the logistics supply chain.
We believe that ownership of industrial warehouse and logistics properties may have certain potential advantages relative to ownership of other types of real estate, including, but not limited to, the following:
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generally exhibiting lower rent volatility than other types of real estate and include either predictable fixed rent increases or CPI-based rent escalators, resulting in greater revenue stability;

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limited cost responsibilities for the owner due to the “net lease” nature of most industrial property leases (meaning the tenants pay all, or substantially all, the expenses of maintaining the leased property, typically including insurance, taxes, utilities and maintenance);

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generally exhibiting lower operating costs and capital improvement costs relative to other types of real estate;

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our expectation is that demand trends for ecommerce, which relies on industrial warehouse and logistics properties, will remain well above GDP growth for the foreseeable future. This serves as a major growth catalyst for industrial real estate as we believe ecommerce sales requires ~3x the warehouse space compared to brick and mortar;
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our expectation is that the use of robotics, automation and artificial intelligence (inside industrial buildings) will drive a significant shift in tenant demand from pre-2000 to post-2000 industrial assets, which may require extensive investment by tenants in their automation buildouts and, in turn, increase renewal probability upon lease expiration;

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rent generally represents a marginal expense (e.g., ~5%) relative to costs of goods sold expense for most industrial tenants, which allow for sizable operational efficiencies and lower transportation costs, which in turn may lead to additional demand for attractive industrial space;

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our belief that value in the industrial sector is primarily driven by location, modernized layouts and access to transportation infrastructure, rather than aesthetics, which helps to significantly slow the pace of building obsolescence relative to other property types;

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the industrial sector’s diverse tenant base generally tracks the overall economy, which may allow for diversification of the tenant base across numerous economic sectors and provide for greater cash flow stability; and

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growing consumer demand for greater product selection and delivery methodologies (including ecommerce fulfillment) should continue to drive demand for additional industrial space.

We believe that based on these factors, among others, cash flows generated by industrial warehouse and logistics properties should exhibit greater stability and certainty than those generated by other types of real estate assets.
Portfolio Diversification
While we intend to be a pure-play industrial REIT, our objective is to build a diversified portfolio of industrial warehouse and logistics properties. Although there can be no assurance that we will achieve this objective, after the Ramp-Up Period and over time, we intend to diversify our portfolio in the following ways:
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Markets:   We will generally seek to avoid concentrating our portfolio in a single market or submarket based on our annual aggregate net rental income. See “— Target Market and Submarket Selection.”

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Tenants:   We will generally seek to avoid having any single tenant account for a significant portion of our annual aggregate net rental income.

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Industry Exposure:   We will generally seek broad based exposure to multiple industries within our customer base.

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Lease Rollovers:   To the extent reasonably possible, we intend to manage our portfolio over time to avoid an excessive level of lease rollover and/or expirations in any given year.

Target Market and Submarket Selection
Through a blend of deep investment and development experience, proprietary data science and in-house research, we intend to build a strong income producing portfolio of industrial assets. Our strategy will take advantage of secular tailwinds in the industrial sector, including consumers’ shift to ecommerce, increased supply-chain resiliency and the onshoring of manufacturing. We expect to enhance our ability to successfully invest around these trends by selecting markets and submarkets that demonstrate moderate to high barriers to entry, proximity to large and or growing population centers, access to major distribution infrastructure and/or adjacency to food or goods production.
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Access to Blue-Collar Labor:   Labor availability is often cited by industrial tenants as one of their greatest challenges. Structurally low unemployment and rapid growth in industrial supply have left many locations with insufficient blue-collar labor to effectively operate modern industrial facilities. We will give consideration to both the volume and cost of potential workers in proximity to our target investments, which we expect will draw us to markets such as Charlotte, Cincinnati, San Antonio and St. Louis.

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Supply Constraints:   High population density and land costs, difficult local approval processes and challenging topography can all contribute to a shortfall of modern industrial product in locations highly desired by space users. We believe this enhances the value of existing industrial facilities. Target markets with these attributes include New England, New York/New Jersey, Southeast Florida, Southern California and the Bay Area.

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Undersupplied Locations with Large, Growing Population:   Many strong demographic markets have historically lacked the manufacturing base to warrant large amounts of industrial space, leaving them with limited space per capita. With ecommerce and onshoring changing the nature of demand, these markets are experiencing an upswing in the need for space to serve expanding local and regional populations. Target markets include Austin/San Antonio, Raleigh/Durham, the I-4 Corridor in Florida (Tampa/Orlando) and Sacramento.

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Proximity to Large Demographic Base and/or Substantial Distribution Infrastructure:   We believe access to population, nearby goods production and the distribution networks necessary to move goods locally, regionally or globally are key aspects of industrial users’ location selection process. Population, interstate highway infrastructure, rail and intermodal access, proximity to airports and seaports, nearby manufacturing and food processing and geographic centrality are all potential benefits of these markets. Target investment locations include: Atlanta, Savannah, Dallas, Chicago, Central Pennsylvania, Memphis, Kansas City, Phoenix, Northern New Jersey and Southern California.

Our portfolio construction efforts will reflect the need for geographic and tenant diversification and we intend to cultivate a portfolio in markets with a desirable blend of the attributes above. We believe this strategy will lead us to additional markets such as Houston, Louisville, Greensboro-Winston-Salem, Denver, Nashville, Las Vegas, Reno, Seattle/Tacoma and Nashville. In all cases, we intend to prioritize submarkets with favorable location attributes in terms of access to distribution infrastructure, labor and consumers, healthy supply/demand fundamentals, scale of existing inventory and the presence of national distribution tenants. In addition, we may target certain markets outside the United States where there are opportunities to further diversify our portfolio and where consistent with our investment objectives.
Ownership Interests
The Operating Partnership or one or more subsidiary entities controlled by the Operating Partnership will acquire properties on our behalf. In many cases, we will acquire the entire equity ownership interest in properties and exercise control over such properties. However, we may also enter into joint ventures, general partnerships, co-tenancies and other participation arrangements with other investors, including affiliates of the Adviser (including Other BentallGreenOak Accounts), to acquire properties. We generally will acquire fee simple interests for the properties (in which we own both the land and the building improvements), but my invest in leased fee and leasehold interests if we believe the investment is consistent with our investment strategy and objectives.
Joint Ventures and Other Co-Ownership Arrangements
Subject to limitations in our charter, we may enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with entities affiliated with the Adviser (including Other BentallGreenOak Accounts), as well as third parties for the acquisition, improvement or development of properties, including, for example, our ownership interest in the Seed Portfolio. In certain cases, we may not control the management of the affairs of the joint venture. A joint venture creates an alignment of interest with a source of capital for the benefit of our stockholders. In determining whether to invest in a particular joint venture, the Adviser will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for our selection of real property investments.
The terms of any particular joint venture will be established on a case-by-case basis considering all relevant facts, including the nature and attributes of the potential joint venture partner, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest in the venture. Other factors we will consider include: (1) our ability to manage and control the joint venture; (2) our ability to exit the joint venture; and (3) our ability to control transfers of interests held by other partners to the venture. Our interests may not be totally aligned with those of our partner. See “Risks Related to This Offering and Our Organizational Structure — We may make a substantial amount of joint venture investments, including with Other BentallGreenOak Accounts. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.”
In the event that the joint venture partner elects to sell property held in any such joint venture, we may lack sufficient funds to exercise any right of first refusal or other purchase right that we may have. Entering into joint ventures with other BentallGreenOak-sponsored programs will result in certain conflicts of interest. See “Risk Factors — Risks Related to Conflicts of Interest” and “Conflicts of Interest.”
We may enter into joint ventures with BentallGreenOak, one or more of our directors or any of their affiliates, including other BentallGreenOak-sponsored programs, only if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by other affiliate joint venture partners.
Co-Investments
We may co-invest with third parties or Other BentallGreenOak Accounts, including by dividing a portfolio of assets among us and such co-investor.
Due Diligence
Comprehensive due diligence is conducted on each property that the Adviser proposes to purchase on our behalf, which typically includes:
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Examination of an asset’s historical operating performance and capital investment;

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Market analysis;

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Competitive property review;

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Tenant retention and credit review;

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Physical/engineering condition assessment;

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Environmental assessment;

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Insurable risk assessment;

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Replacement cost analysis;

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Identification of legal, tax and regulatory considerations;

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Identification of optimal capital structure and financing;

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Review of potential exit strategies; and

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Assessment of transaction risks with related mitigants.

BentallGreenOak uses the results of its due diligence to create what it believes to be conservative underwriting assumptions and formulate asset pricing. Attorneys and other third-party advisors are engaged as appropriate to analyze legal issues and assess the environmental and physical condition of a prospective asset. During the due diligence process, a detailed asset management plan is developed for each investment.
BentallGreenOak Research and Data
Proprietary research and data science play a critical role in all stages of the investment process at BentallGreenOak. BentallGreenOak’s in-house Research & Strategy and Applied Data Science Teams are key partners in both formulating portfolio strategies and executing those strategies through the identification and evaluation of specific property investments.

The Research & Strategy Team is tasked with keeping the firm apprised of market trends and helping cultivate the house view that guides all investments at the firm. Through extensive primary and secondary research, this team develops the insights and thought leadership that have helped BentallGreenOak invest successfully across a broad set of markets, property sectors, and business cycle conditions. This work is supported by a significant investment in best-in-class, third-party research and data. The Research & Strategy Team collaborates closely with BentallGreenOak’s Applied Data Science Team helping to answer critical investment questions through innovative, data-driven frameworks.
BentallGreenOak’s Center of Excellence in Applied Data Science represents the firm’s commitment to maintaining a competitive edge and staying at the forefront of the technology and data best practices that successful real estate investment strategies will increasingly rely on. The Applied Data Science Team manages the infrastructure that allows the firm to analyze traditional and non-traditional data on a massive scale and helps streamline and automate many of BentallGreenOak’s analytical processes. This team also develops proprietary models using advanced machine learning algorithms that allow us to identify target markets at a scale and level of efficiency unachievable through commonly used research methods.
By integrating these innovative data insights with BentallGreenOak’s research and real time investment experiences, BentallGreenOak can achieve the best possible investment outcomes for its clients. All potential acquisitions are evaluated in the context of their market’s performance in BentallGreenOak’s proprietary models, third party rankings, and BentallGreenOak’s evaluation of submarket and micro-market supply and demand conditions. Locations are evaluated with ring and drive-time studies to better understand characteristics such as population level and growth, walk scores, household incomes, worker education and occupation profiles, access to jobs (e.g. commute times), housing costs, and consumer buying power.
Once an asset has been acquired the Research & Strategy and Applied Data Science Teams continue to evaluate market trends and model rankings and keep asset and portfolio managers apprised of material changes in current or expected performance. The Research & Strategy Team contributes to quarterly and annual reporting processes for each investment, continually providing analysis of the market factors that influence investment performance.
Collectively, these teams work closely with BentallGreenOak’s portfolio and asset management teams to provide regular evaluations of and updates to investment strategies, which will guide business plan execution, including buy/sell/hold decisions.
Exit Strategies
A key component of every initial investment decision is the identification of the investment’s potential exit options. We believe BentallGreenOak’s team and platform possess significant capital markets, financial structuring and transaction experience that is expected to enable the investment team, in certain cases, to underwrite multiple exit strategies for our investments. We anticipate that we will hold most of our properties for five to ten years, though holding periods may be shorter or longer than such range.
The Adviser’s portfolio managers dedicated to our investment strategy as well as the balance of the Investment Committee continuously monitor both purchased and developed assets for potential liquidity. The hold/sell process is inter-functional and incorporates transactions, asset management and portfolio management through the investment life cycle. Investment Committee approval is required before an asset’s disposition. When determining whether to sell a particular asset, the Adviser takes the following steps:
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Evaluate Property:   The process of identifying assets in the portfolio for sale begins with a formal hold/sell analysis that is conducted annually by asset management and portfolio management teams, and coincides with the completion of an annual budget and business plan; however, it may also be initiated in connection with an asset review for a quarterly report or a weekly portfolio meeting.

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Monitor Market Conditions:   Potential exits are determined by assessing the prospects for a readily available disposition or recapitalization based on the ongoing performance of specific investments and changing market conditions.

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Assess Property Performance and Reinvestment Opportunities:   Many of the factors that influence the Adviser’s hold/sell recommendation are directly related to the determination of an asset’s potential to contribute to future performance. Property-level and portfolio-level analytics are updated regularly and are considered in determining disposition targets. We intend to balance the decision to sell an asset with our ability to reinvest the sale proceeds into assets that have greater potential to realize stronger performance. In addition to this liquidity analysis, the timing of the asset’s ultimate disposition is initially reviewed during the investment decision and continually reassessed thereafter.
We believe that holding our target assets for a long period of time will enable us to execute our business plan, generate favorable cash-on-cash returns and drive long-term cash flow and NAV growth.
Generally, we will reinvest proceeds from the sale, financing or disposition of properties in a manner consistent with our investment strategy, although we may be required to distribute such proceeds to the stockholders in order to comply with REIT requirements.
Investments in Real Estate-Related Assets
Real Estate Debt
Our real estate debt strategy is focused on generating current income and contributing to our overall net returns. The type of real estate debt investments we seek to acquire are non-distressed public and private real estate debt, including, but not limited to, real estate-related corporate credit, mortgages, loans, mezzanine and other forms of debt, and may also include derivatives. Our investments in real estate debt will be focused in the United States, but may also include investments issued or backed by real estate in Canada, Europe, Asia-Pacific and certain other countries.
Our loan investments may include commercial mortgage loans, bank loans, mezzanine loans, other interests relating to real estate and debt of companies in the business of owning and/or operating real estate-related businesses. Commercial mortgage loans are typically secured by single-family, multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower.
We may also invest in real estate-related derivatives, including, without limitation, total return swaps and credit default swaps that have real estate debt as reference assets. See “— Derivative Instruments and Hedging Activities.”
We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.
Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured as a result of foreclosure by the senior lender.
Although our investments in real estate debt investments will be primarily in non-distressed debt investments (based on our belief that there is not a low likelihood of repayment), we may nonetheless invest in instruments of any credit quality at various levels of an issuer’s capital structure. Debt securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal, and are commonly referred to as “high yield” securities. Securities rated Caa or below and CCC or below are considered vulnerable to nonpayment and their issuers to be dependent on favorable business, financial and economic conditions to meet their financial commitments. Securities rated below Caa/CCC may include obligations already in default. Debt securities in the lowest investment grade category will likely possess speculative characteristics. Additionally, some of our investments may be structured as investments in real estate debt securities or loans but are intended to provide us with returns based on the performance of the related real estate. As such, these debt securities or loans may have risks that are similar to that which a real estate equity investment would possess.

Real Estate-Related Securities
Our real estate-related securities will serve as a cash management strategy before investing offering proceeds into longer-term real estate assets. In addition, we believe that, subject to applicable law, our real estate-related securities could be used, in part, to maintain appropriate liquidity levels to provide cash to satisfy repurchase requests under our share repurchase plan that we chose to satisfy in any particular month. Our securities portfolio will primarily focus on agency and non-agency RMBS, CMBS, CLOs, CDOs and publicly listed equity securities of real estate and real estate-related companies.
CMBS may include multi-issuer CMBS, single-issuer CMBS and “rake bonds,” in each case, relating to real estate-related companies or assets. In a typical multi-issuer CMBS issuance, one or more mortgage loans of varying size, asset type (including, but not limited to, office, retail, multifamily, hospitality, industrial and single-family rental), and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority and yield. Then rating agencies (such as Moody’s, S&P or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.
We may also invests in RMBS. In a typical RMBS issuance, residential mortgages of varying size and geographic location are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield. Then rating agencies (such as S&P’s, Moody’s, or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.
We may invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.
We do not intend that our investments in real estate-related securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required.
Issuing Securities for Property
Subject to limitations contained in our charter, we may issue, or cause to be issued, shares of our stock or limited partnership units in the Operating Partnership in any manner (and on such terms and for such consideration) in exchange for real estate. Our stockholders have no preemptive rights to purchase any such shares of our stock or limited partnership units, and any such issuance might cause a dilution of a stockholder’s investment. We may enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at specified times.
Derivative Instruments and Hedging Activities
We may use derivatives for hedging purposes and, subject to maintaining our status as a REIT and compliance with any applicable exemption from being regulated as a commodity pool operator, we may also use derivatives for investment purposes and as a form of effective leverage. Our principal investments in derivative instruments may include investments in interest rate swaps, total return swaps, credit default swaps and indices thereon, and short sales (typically related to treasuries), but we may also invest in futures transactions, options and options on futures. See “Risk Factors — We may invest in derivatives, which involve numerous risks.”
Cash, Cash Equivalents and Other Short-Term Investments
We intend to hold cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our intended qualification as a REIT:
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Money market instruments, cash and other cash equivalents (such as high-quality short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest-bearing time deposits and credit rated corporate debt securities);

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U.S. government or government agency securities; and

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Credit-rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit-rated debt securities of foreign governments or multi-national organizations.

Other Investments
We may, subject to any required approvals from our board of directors, but do not presently intend to, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Code and maintaining our status as a non-investment company under the Investment Company Act. We do not intend to underwrite securities of other issuers.
Environmental, Social, and Governance (ESG)
Our investment strategies and objectives will be consistent with sustainability initiatives that BentallGreenOak, as a firm, has adopted consistently across its platform. BentallGreenOak maintains an internal sustainability team that works closely with the investment and asset management teams, including the Adviser, to facilitate the holistic adoption of sustainability principles into the investment process. BentallGreenOak approaches ESG through a business lens and does not view a trade-off between corporate responsibility and profitability. BentallGreenOak intends to implement ESG best practices with a view to achieving not only significant expense savings but also enhanced revenues and improved capital market desirability of an asset.
Borrowing Policies
We intend to use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio after the Ramp-Up Period is 50% to 60%. Our leverage ratio is measured by dividing (i) consolidated property-level debt, entity-level debt and debt on real estate debt or real estate-related investments, net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the gross value in our real estate debt and real estate-related investments. Indebtedness incurred in connection with funding a deposit in advance of the closing of an investment or as other working capital advances, will not be included as part of the calculation above. Our real estate debt portfolio may have embedded leverage through the use of reverse repurchase agreements and may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps.
During the Ramp-Up Period and/or times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or the Operating Partnership. We may in the future procure financing from the Adviser or its affiliates; provided, that any such financing will be approved by a majority our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances. We may decide to reserve borrowing capacity under any future lines of credit to be used to fund repurchases of shares of our common stock in the event that repurchase requests exceed our operating cash flows and net proceeds from our continuous public offering, to fund acquisitions or for any other corporate purpose.
Our actual leverage level will be affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally will cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally will cause our leverage ratio to increase, at least temporarily. Our leverage ratio will also increase or decrease with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.
Our board of directors will review our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our target leverage ratio at times if the Adviser deems it advisable for us. For example, if we fund repurchases under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio of 50% to 60% and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed 60% of our gross real estate assets. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.
There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments, unless any excess over this limit is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess. This limitation includes indebtedness for money borrowed with respect to our real estate-related asset portfolio. “Net assets” is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities.
Our charter prohibits us from obtaining loans from any of our directors, the Adviser or any of their affiliates, unless approved by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and on terms and conditions not less favorable than comparable loans between unaffiliated parties under the same or similar circumstances.
Temporary Strategies
During the Ramp-Up Period and/or periods in which the Adviser determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy. During these periods, subject to compliance with the Investment Company Act, we may deviate from our target allocations and invest less than 80% of our gross asset value in real estate and/or greater than 20% of our gross asset value in real estate-related assets, or invest all or any portion of our assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the Adviser considers consistent with this strategy. During these periods, we may also determine to pay down certain of our indebtedness and have indebtedness below our target leverage or we may borrow more to provide for additional liquidity causing us to exceed our target leverage. It is impossible to predict when, or for how long, the Adviser will use these alternative strategies. There can be no assurance that such strategies will be successful.
Charter-Imposed Investment Limitations
Our charter places numerous limitations on us with respect to the manner in which we may invest our funds, including the following:

•
We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Unimproved real property means a property in which we have an equity interest that was not acquired for the purpose of producing rental or other income, that has no development or construction in process and for which no development or construction is planned, in good faith, to commence within one year;

•
We will not invest in commodities or commodity futures contracts (which term does not include derivatives related to non-commodity investments, including futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate, real estate debt and real estate-related securities);

•
We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•
We will not make or invest in individual mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) unless an appraisal is obtained concerning the underlying property except for mortgage loans insured or guaranteed by a government or government agency. In cases where a majority of our independent directors determines and in all cases in which a mortgage loan transaction is with the Adviser, our sponsor, any of our directors or any of their affiliates, the appraisal shall be obtained from an independent appraiser. We will maintain the appraisal in our records for at least five years and it will be available for inspection and duplication by our common stockholders. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage or condition of the title;

•
We will not make or invest in mortgage loans, including construction loans but excluding any investment in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities, on any one real property if the aggregate amount of all mortgage loans on such real property would exceed an amount equal to 85% of the appraised value of such real property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria;

•
We will not make or invest in mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) that are subordinate to any lien or other indebtedness or equity interest of any of our directors, our sponsor, the Adviser or any of their affiliates;

•
We will not issue (1) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of our common stock to us pursuant to our share repurchase plan), (2) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, (3) equity securities on a deferred payment basis or under similar arrangements or (4) options or warrants to any of our directors, our sponsor, the Adviser, or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. Options or warrants may be issued to persons other than any of our directors, our sponsor, the Adviser, or any of their affiliates, but not at exercise prices less than the fair value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a fair value less than the value of the option or warrant on the date of grant;

•
We will not engage in the business of underwriting or the agency distribution of securities issued by other persons;

•
We will not acquire interests or equity securities in any entity holding investments or engaging in activities prohibited by our charter except for investments in which we hold a non-controlling interest or investments in any entity having securities listed on a national securities exchange or included for quotation on an interdealer quotation system; and

•
We will not acquire equity securities unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.

In addition, our charter includes many other investment limitations in connection with transactions with affiliated entities or persons. Our charter also includes restrictions on roll-up transactions, which are described under “Description of Capital Stock — Restrictions on Roll-Up Transactions.”
Investment Company Act Considerations
We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:
•
Under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
Under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that our assets generally will be held in our wholly and majority-owned subsidiaries, each formed to hold a particular asset. A smaller portion of our assets are anticipated to be real estate debt.
We intend to conduct our operations so that we and most of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.
In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.
We will determine whether an entity is a majority-owned subsidiary of our Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

If we or any of our wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).
We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.
For purposes of determining whether we satisfy the 55%/25% test, based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions by the joint venture; otherwise, they will be classified as real estate-related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other BentallGreenOak Accounts. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.
Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate, however, we and our subsidiaries may invest in such securities to a certain extent.
Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.
To the extent that the SEC or its staff provide more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors — Risks Related to This Offering and Our Organizational Structure — Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

INVESTMENT PORTFOLIO
In connection with the commencement of this offering, Sun Life is expected to contribute its indirect interest in a joint venture that owns the Seed Portfolio to us in exchange for Class E shares, Class E units of the Operating Partnership or a combination thereof at a price per share/unit equal to $10.00. The purchase price of the Seed Portfolio will be equal to the lower of the aggregate capital contributions made by Sun Life in respect of the Seed Portfolio or the fair market value of Sun Life’s interest in the Seed Portfolio as of the closing date of the Seed Portfolio Acquisition, as determined by BentallGreenOak. As of [                 ], the estimated gross asset value of the Seed Portfolio was $[           ] million.
Seed Portfolio
The Seed Portfolio consists of 9,417,113 square feet of 29 separate industrial buildings located throughout the United States Midwest. The Seed Portfolio is divided into four assets that consist of three regional portfolios in St. Louis, Cincinnati, and Kansas City, and one stand-alone industrial property in Kenosha, which is located in the Chicago MSA. The Seed Portfolio was developed in partnership between NorthPoint and Northwestern Mutual between 2012 and 2022.
We expect to own the Seed Portfolio through a [      ]% ownership interest in a joint venture (the “BGO JV”) between us and a BentallGreenOak advised state pension client (“BGO Client”). The BGO JV holds a [           ]% ownership interest in a joint venture (the “Joint Venture”) with NorthPoint Development (“NorthPoint”), the original developer of the underlying assets that encompass the Seed Portfolio. The existing partners, NorthPoint, Sun Life, and BGO Client, recapitalized the Seed Portfolio, acquiring it from a partnership between NorthPoint and Northwestern Mutual on September 29, 2022 for an aggregate purchase price of $934 million. The Seed Portfolio was financed with a senior loan of $560.4 million (60% LTV) at an interest rate of 4.0% in two tranches consisting of 4- and 5-year terms.
The table below sets forth certain summary information regarding the Seed Portfolio as of August 1, 2022.
Property	Market	Sector	Assets	Total SF	Allocated Value	Allocated Value PSF	Ownership Interest	Year Built	Occupancy(1)
Hazelwood Tradeport(2)	St. Louis	Industrial	9	3,796,011	$380,000,000	$100	[ ]%	2018 – 2022	71% / 92%*
West Chester Trade Center(2)	Cincinnati	Industrial	9	2,342,889	$240,000,000	$102	[ ]%	2019 – 2022	97% / 100%*
Horizons Industrial	Kansas City	Industrial	10	2,520,932	$255,000,000	$101	[ ]%	2012 – 2021	95%
Heartland 94	Chicago MSA	Industrial	1	757,281	$59,000,000	$78	[ ]%	2022	100%
Total/Average			29	9,417,113	$934,000,000	$99			86%

(1)
Occupancy % statistics include both leases that are in-place and leases that are signed but have not yet commenced.

(2)
As of August 2022, the Hazelwood Portfolio included ~1.0MM SF still under construction. The West Chester portfolio included ~200K of SF still under construction.

*
Hazelwood 92% occupancy statistic and West Chester 100% occupancy statistic represent denominators that do not include SF still under construction (See Footnote 2).

The table below sets forth summary information regarding the lease expiration schedule for the Seed Portfolio as of August 1, 2022:
NorthPoint Portfolio Expiration Schedule
Year	SF	% of Total SF	Base Rental Revenue(1)	% of Total
2022	84,410	1%	487,668	1%
2023	109,772	1%	568,043	1%
2024	696,842	7%	3,853,941	9%
2025	613,745	7%	3,249,364	8%
2026	1,232,082	13%	5,997,119	15%
2027	1,417,637	15%	7,369,772	18%
2028	477,521	5%	2,344,294	6%
2029	341,892	4%	1,773,382	4%
2030	1,140,840	12%	5,169,499	13%
2031	361,759	4%	1,825,310	4%
2032	924,655	10%	4,738,813	12%
2033	466,714	5%	2,627,548	6%
2034	—	0%	—	0%
2035	—	0%	—	0%
2036	—	0%	—	0%
2037	252,272	3%	1,185,678	3%
2038	—	0%	—	0%
2039	—	0%	—	0%
Total	8,120,141	86%	41,190,430	100%

(1)
Base Rental Revenue was projected based on the status of the Portfolio in August 2022, underwritten as of a closing date at the end of Q3 2022. Rents are annualized, prior to abatement, based on the forward year base rental revenue projections as of October 1, 2022, and do not include recoveries.

(2)
Leases included in the analysis are all signed leases in occupancy today and those that have been signed but have not yet commenced.

Description of Properties
All rental metrics below were projected based on the status of the Seed Portfolio in August 2022, underwritten as of a closing date at the end of the third quarter of 2022. Thus, rents are based on the forward year rental revenue projections as of October 1, 2022. Weighted average lease term metrics are as of August 1, 2022.
Hazelwood Tradeport
On September 29, 2022, the Joint Venture acquired the Hazelwood Tradeport portfolio (“Hazelwood Tradeport”), an industrial park consisting of nine assets, as part of the Seed Portfolio for an allocated value of $380 million, exclusive of closing costs. The nine assets were constructed between 2018 and 2022. As of the date hereof, two assets (Hazelwood 7 and Hazelwood 10) have not yet delivered. These assets are slated for substantial completion in the second half of 2022. As of August 2022, in-place rents at Hazelwood Tradeport were approximately $5.18 per square foot. As of August 1, 2022, Hazelwood Tradeport leases had a weighted average lease term of 7.9 years.
Hazelwood Tradeport’s proximity to I-70 and the I-270 ring, two main highways in the St. Louis metro, provide logistics users excellent access to the local population base. Hazelwood’s central US location also gives users good access to the approximately 71 million people within an 8-hour drive, reaching from Oklahoma City to Nashville up to Green Bay, WI. Major national tenants, such as Lowe’s, Ryder, and Post Consumer Brands (dba 8th Ave Foods), have chosen Hazelwood for operations.
Hazelwood Tradeport also benefits from excellent access to a strong warehouse worker labor pool in St. Louis. The local labor market is comprised of approximately 53,000 people and can sustain an additional 2,200 warehouse jobs. We believe that tenants will continue to choose St. Louis and Hazelwood specifically for operations given its strategic central location and access to labor.
The Adviser also sees great opportunity in the continued development and lease-up of Hazelwood Tradeport. The North County submarket is 1.5% vacant and supply of Class A warehouse space is extremely limited. Northpoint has seen strong tenant interest in pre-leasing the remaining space under construction at rental terms at or above pro forma. The Adviser expects rents to continue to grow over the hold period given limited supply and sustained tenant demand.
West Chester Trade Center
On September 29, 2022, the Joint Venture acquired the West Chester Trade Center portfolio (“West Chester Trade Center”), an industrial park consisting of nine assets as part of the Seed Portfolio for an allocated value of $240 million, exclusive of closing costs. The nine assets were constructed between 2019 and 2022 with the last building in the park delivering in September 2022. As of August 2022, in-place rents at West Chester Trade Center were approximately $5.03 per square foot. As of August 1, 2022, West Chester Trade Center leases had a weighted average lease term of 5.9 years.
West Chester Trade Center’s location offers industrial users convenient access to the Cincinnati region’s labor pool and population centers as well as last mile distribution capabilities to the region’s urban core and surrounding suburbs. West Chester Township is situated approximately 22 miles north of downtown Cincinnati which is home to Fortune 500 companies Kroger, Proctor & Gamble and Johnson & Johnson. The property has proximate access to the area’s primary transportation demand drivers such as I-75, I-71, and the Cincinnati/Northern Kentucky International airport. This accessibility to the interstate allows industrial tenants to reach Columbus, OH, Indianapolis, IN, and Louisville, KY all within a 2-hour drive from the property. In total, tenants can service 7.4 million people from West Chester. These locational demand drivers have led to strong tenant demand and leasing activity in the submarket; as of the second quarter of 2022, the submarket has a vacancy rate of 1.6%.
West Chester Township has been the beneficiary of a combination of white-collar population growth and the availability of blue-collar labor. West Chester Township warehouse worker labor pool that totals over 47,000 people. Despite this high concentration of warehouse labor, West Chester Township is one of the most affluent submarkets in the Cincinnati MSA, the 5-mile median household income is $79,000 which outpaces the $43,000 median income of the entire Cincinnati MSA.
Overall, the Adviser believes that West Chester Trade Center is well-positioned to continue to capitalize on the rental growth and tenant demand entering the submarket due to the industrial park’s location at the crux of executive housing, blue collar housing, available labor, and the region’s population growth.
Horizons Industrial
On September 29, 2022, the Joint Venture acquired the Horizons Industrial portfolio (“Horizons Industrial”), an industrial park consisting of ten assets as part of the Seed Portfolio for an allocated value of $255 million, exclusive of closing costs. The ten assets were constructed between 2012 and 2021. As of August 2022, in-place rents at Horizons Industrial were approximately $5.25 per square foot. As of August 1, 2022, Horizons Industrial leases had a weighted average lease term of 4.4 years.
Horizons is an infill industrial park located in northern Kansas City. The location benefits from immediate access to the I-635 and K-9 highways which allows tenants to easily distribute products in both a last-mile and regional distribution capacity. The site can distribute to 2.4 million people within a 1-hour drive and 3.2 million people within a 2-hour drive. Tenants are further drawn to the site as it benefits from a warehouse worker labor pool of over 70,000 people and offers convenient access to the metro’s more affordable housing options. The project’s infill and well-connected location has led to consistent leasing velocity and tenant demand, and the Adviser believes that the lack of comparable raw land in the metro will continue to drive demand in the future.
The Riverside/Parkville submarket has performed extraordinarily well over the past 3 years with vacancy currently at 3.3% and rent growth over the past 12 months at 9.8%. There are no known supply-side pressures on vacancy or rent growth in the near term, as no projects are under construction. New competitive construction will need to occur in locations further from the city center than Horizons. Given projected demand and no known supply, the Adviser believes that the site will continue to benefit from an attractive investment environment.
Heartland 94
On September 29, 2022, we acquired Heartland 94 (“Heartland 94”), a single-tenant industrial warehouse, as part of the Seed Portfolio for an allocated value of $59 million, exclusive of closing costs. The warehouse was constructed in 2022 and is fully leased to a single tenant (Uline, Inc. or “Uline”). As of August 2022, in-place rent at Heartland 94 was approximately $4.25 per square foot and the lease at Heartland 94 had a remaining term of 7.5 years.
Heartland 94 is a 757,000 square foot bulk warehouse asset in Kenosha, WI along I-94, bridging the Chicago and Milwaukee MSAs. Kenosha is situated approximately 34 miles from Milwaukee and 63 miles from Downtown Chicago. Heartland 94’s SE Wisconsin location gives users great access to reliable warehouse labor and 21.4 million consumers within a 4-hour drive, which is a major reason why Uline has called Pleasant Prairie/Kenosha home for 40 years. More national tenants are relocating from existing locations in Illinois to call SE Wisconsin home due to rising property taxes and labor costs.
This heightened user interest is reflected in the Kenosha East submarket’s 3.4 million square feet of net absorption over the past 12 months, the strongest metric in over five years. The Adviser believes Uline’s commitment to the area and long-term commitment to the asset, combined with strong user interest in the submarket make Heartland 94 an attractive asset well positioned for the long-term.
Description of Developer
The operating partner, NorthPoint, developed these assets in partnership with Northwestern Mutual. NorthPoint was ranked the #1 industrial developer over the last five years by Real Capital Analytics by total square feet delivered. NorthPoint is also an existing partner of the Adviser; the two parties have closed on and started construction on 11.4 million square feet in 11 markets across the US in a two-year time frame.
NorthPoint currently has an industrial portfolio of ~141.7+ million square feet, with an additional ~45.5 million square feet under construction. NorthPoint leased ~29.3 million square feet in 2021 and has leased ~22.0 million square feet in 2022 year-to-date (as of September 2022). Major tenants across NorthPoint’s portfolio include Amazon, Walmart, FedEx, Target, and Adidas.
Since inception, NorthPoint has raised approximately $6 billion in equity.

MANAGEMENT
Board of Directors
We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained the Adviser to manage the acquisition and dispositions of our investments, subject to the board of directors’ supervision.
We have a five-member board. Our board of directors may change the number of directors, but not to fewer than three directors nor, unless we amend our bylaws, more than 15. Our charter provides that a majority of our directors must be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of a successor independent director. Our charter defines an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with BentallGreenOak or the Adviser. Pursuant to our charter and the policy adopted by our board of directors with respect to certain charter provisions, a director is deemed to be associated with BentallGreenOak or the Adviser if he or she owns any interest (other than ownership of an interest that was (a) divested before the later of [           ] and appointment to our board of directors and (b) de minimis relative to its owner’s net worth) in, is employed by, is an officer or director of, or has any material business or professional relationship with BentallGreenOak, the Adviser or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by BentallGreenOak or advised by the Adviser. A business or professional relationship will be deemed material per se if the gross income derived by the director from BentallGreenOak, the Adviser or any of their affiliates exceeds 5% of (1) the director’s annual gross income derived from all sources during either of the last two years or (2) the director’s net worth on a fair market value basis. An indirect association is defined to include circumstances in which the director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with us, BentallGreenOak, the Adviser or any of their affiliates. Our charter requires that a director have at least three years of relevant experience demonstrating the knowledge required to successfully acquire and manage the type of assets that we intend to acquire. Our charter also requires that at all times at least one of our independent directors must have at least three years of relevant real estate experience. Our charter and bylaws will be ratified by our board of directors, including a majority of our independent directors.
For so long as the Advisory Agreement is in effect, the Adviser has the right to designate for nomination, subject to the approval of such nomination by our board of directors, two directors to the slate of directors to be voted on by the stockholders at our annual meeting of stockholders; provided, however, that such designation right shall be suspended for such period of time as necessary so that a majority of directors are at all times independent directors. Our board of directors must also consult with the Adviser in connection with (i) its selection of each independent director for nomination to the slate of directors to be voted on at the annual meeting of stockholders, and (ii) filling any vacancies created by the removal, resignation, retirement or death of any director.
Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease may not shorten the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of a special meeting called to remove a director must indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed. A vacancy on our board of directors may be filled only by a vote of a majority of the remaining directors, or in the case of election of an independent director, after nomination by a majority of the remaining independent directors (if any remaining directors are independent directors). Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.
Our board of directors will generally meet quarterly or more frequently if necessary, in addition to meetings of any committees of the board of directors described below. Our directors are not required to devote all of their time to our business and are only required to devote the time to our business as their duties may require. Consequently, in the exercise of their fiduciary responsibilities, our directors will rely heavily on the Adviser and on information provided by the Adviser. Our directors have a fiduciary duty to our stockholders to supervise the relationship between us and the Adviser. Our board of directors is empowered to fix the compensation of all officers and approve the payment of compensation to directors for services rendered to us.
Our board of directors has adopted written policies on investments and borrowings, the general terms of which are set forth in this prospectus. The board of directors may revise these policies or establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interests of our stockholders. Our board of directors, including a majority of our independent directors, will review our investment policies with sufficient frequency, and at least annually, to determine that they are in the best interest of our stockholders.
Directors and Executive Officers
Our directors and executive officers are set forth below.
Name	Age	Position
John Carrafiell	57	Chairman of the Board
Michael Glimcher	54	President, Chief Executive Officer and Director
Devinder Gill	49	Chief Financial Officer and Treasurer
Matthew Gorman	35	Chief Investment Officer
Jacqui Dagan	46	Secretary
*		Independent Director
*		Independent Director
*		Independent Director

*
To be named by amendment.

John Carrafiell has served as Chairman of the Board since [           ] 2022. Mr. Carrafiell also has served as the Co-Chief Executive Officer and a member of the board of directors of BentallGreenOak, a global investment management firm with over $80 billion in assets under management and 24 offices in 12 countries, since July 2021. John was a co-Founder of GreenOak Real Estate in May 2010 and together with the team built the business organically to $12 billion of assets under management in 10 countries with over 100 employees prior to its 2019 merger with Bentall Kennedy (owned by Canada headquartered leading financial institution, Sun Life Financial Inc.). John and his co-Founder (along with their other Partners and senior colleagues) own 49% of BentallGreenOak; with Sun Life Financial Inc. owning the balance. Based in BentallGreenOak’s Miami, Florida office, John has joint oversight responsibility for BentallGreenOak’s global business and is a senior member of the firm’s Investment Committees globally since GreenOak’s formation.
John has been a member of the board and audit committee of publicly-traded Klepierre, one of Europe’s largest REITs, since January 2015 and has served as the Chairman of the audit committee since July 2018. He has served as a member of the board of privately-held Lineage since March 2021, the world’s largest global temperature-controlled logistics company. He has also served on the board of Bulk Infrastructure since December 2020, the leading Nordic Green Energy Data Center Company. BentallGreenOak owns significant minority stakes in both companies. From June 2004 to March 2009, John was a member of the board and Chairman of both the audit committee and the operating committee of Canary Wharf, the leading developer and owner of the London District, where John led the $10 billion take private of the company and oversaw the successful investment through the GFC. From December 2011 to February 2019, John advised the New York State Common Retirement Fund (“NYSCRF”) in its largest international investment in Shurgard, the leading European Self Storage Company, and served as NYSCRF’s Board representative from October 2018 to February 2020.
John is a former Trustee of the Urban Land Institute (ULI) and a member of its Finance and Endowment Committee. He is a former Executive Member of the Board of the European Public Real

Estate Association (EPRA, equivalent to NAREIT). John was previously a member of the Board of numerous publicly-traded European companies including Holland-based Corio, Germany-based DIC, as well as numerous privately-held companies, including Spain-based Grupo LAR. John joined Morgan Stanley in 1987 and was based in Europe from September 1989 to December 2009, as Head of European Real Estate from January 1995, and Global Head of Real Estate and a member of the Investment Bank’s six person Global Operating Management Committee from December 2005 to March 2007. John currently serves as co-Chairman of both the Yale University School of Architecture Dean’s Council and the Chelsea & Westminster Hospital’s Development Board. He is a member of the Board of Overseers of the University of Pennsylvania’s School of Design & Architecture. John graduated from Yale with a B.A. in Philosophy in 1987.
Mr. Carrafiell is a valuable member of our board of directors because of his extensive real estate, investment and public company experience.
Michael Glimcher has served as our President and Chief Executive Officer and a member of our board of directors since September 2022. He also has served as Managing Director and Chief Executive Officer, Retail Strategies at BentallGreenOak since June 2022. From November 2020 to March 2022, he previously served as Donahue Schriber’s Chairman, President and Chief Executive Officer until the company was sold in March 2022. Mr. Glimcher also served as Chief Executive Officer of Starwood Retail Partners, working with its parent company, Starwood Capital Group, from September 2017 until October 2020. Mr. Glimcher began his career in the real estate industry nearly 30 years ago at Glimcher Realty Trust, where he ultimately served as Chief Executive Officer from 2005 to 2015 and as Chairman from 2007 to 2015. At Glimcher Realty Trust, he successfully repositioned the portfolio from strip center/small market malls to a highly productive portfolio of larger market and outlet malls as well as open air and lifestyle centers. During his tenure, Mr. Glimcher developed Scottsdale Quarter and pioneered experiential retail as demonstrated at this premier mixed-use development in North Scottsdale. In 2015, Glimcher Realty Trust merged with Washington Prime Group to create WP Glimcher where Mr. Glimcher served as Chief Executive Officer and Vice Chairman until June 2016. Mr. Glimcher has served on the Executive Board of Governors and the Governing Committee of the National Association of Real Estate Investment Trusts, and is a former Trustee of the International Council of Shopping Centers and a former member of the Real Estate Roundtable. He was a 2013 Ernst & Young Entrepreneur of the Year and named a Midwest Real Estate Icon by Real Estate Forum Magazine. Mr. Glimcher also has served as board member of M/I Homes, a publicly traded builder of single family homes (NYSE: MHO), since January 2013. Mr. Glimcher holds a B.S. degree from Arizona State University.
Mr. Glimcher is a valuable member of our board of directors because of his extensive real estate, investment and corporate governance experience.
Devinder Gill has served as our Chief Financial Officer and Treasurer since September 2022. Mr. Gill has also served as Managing Partner and the Chief Financial Officer at BentallGreenOak since March 2021. He has overall responsibility for all Finance functions, as well as assisting with strategic matters. During his tenure, Mr. Gill has been involved in various corporate acquisitions, restructurings for BGO and new Fund structures. He has also been responsible for overseeing the IT and internal audit functions. Prior to joining the company in 2003, Mr. Gill was with Daimler Benz Aerospace. Previous to this, Mr. Gill spent five years at Arthur Andersen working in both the Assurance and Tax groups. Mr. Gill holds a degree in commerce from the University of British Columbia. He also holds his Chartered Accountant designation and has completed the two-part CICA in-depth Taxation Course.
Matthew Gorman has served as our Chief Investment Officer since September 2022. Mr. Gorman has also served as a Managing Director with BentallGreenOak and is based in Los Angeles, previously spending time in the Advisor’s New York office. Since joining BentallGreenOak in September 2011, Mr. Gorman has played an integral role in growing the firm’s global assets under management from $0 to over $10 billion, prior to a merger with Bentall Kennedy in July 2019. Mr. Gorman has been actively involved in all facets of the business including fund formation and strategy, acquisition of over $5 billion in assets and asset management of BentallGreenOak’s investments across all major asset classes and regions throughout the United States. Prior to joining BentallGreenOak, Mr. Gorman worked in investment banking within the real estate investment banking group at Barclays Capital, where he focused primarily on corporate M&A and public capital raising assignments. Mr. Gorman received a Bachelor of Science degree with Highest Distinction in Finance from Indiana University’s Kelley School of Business in 2010.
Jacqui Dagan has served as our Secretary since September 2022. Mrs. Dagan has also served as Managing Director and Head of Legal Global Funds for BentallGreenOak since December 2020, and is located in the New York Office. Mrs. Dagan advises on all global legal and regulatory matters impacting BentallGreenOak’s business. Before joining the BentallGreenOak in December 2020, Mrs. Dagan was Assistant General Counsel at MetLife from February 2016, where she was dedicated to the support and growth of the MetLife Investment Management (MIM) business. Mrs. Dagan began her legal career at Clifford Chance US LLP where she spent nearly a decade covering a broad range of transactions, including private equity fund formation, acquisitions and dispositions of portfolio investments, public and private mergers and acquisitions and capital markets transactions. Mrs. Dagan holds a Juris Doctor from Fordham University School of Law and a B.A. with Distinction from the University of Michigan.
Although most of the services provided to us by the individuals who are executive officers are in their respective roles as executive officers of the Adviser, they have certain duties as executive officers of our company arising from Maryland law, our charter and our bylaws. These duties include executing contracts and other instruments in our name and on our behalf and such other duties as may be prescribed by our board of directors from time to time.
Our executive officers will act as our agents, execute contracts and other instruments in our name and on our behalf, and in general perform all duties incident to their offices and such other duties as may be prescribed by our board of directors from time to time. Our officers will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us.
Committees of the Board of Directors
Our entire board of directors is responsible for supervising our business. However, pursuant to our charter, our board of directors may delegate some of its powers to one or more committees as deemed appropriate by the board of directors, provided that each committee consists of at least a majority of independent directors.
Audit Committee.   Our board of directors has established an audit committee, and appointed [     ], [     ], and [     ] to serve thereon. [     ] serves as the chairperson of the audit committee and qualifies as an “audit committee financial expert” as that term is defined by the SEC. The SEC has determined that the audit committee financial expert designation does not impose on a person with that designation any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. The audit committee assists the board of directors in overseeing:
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our accounting and financial reporting processes,

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the integrity and audits of our financial statements,

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our compliance with legal and regulatory requirements,

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the qualifications and independence of our independent auditors and

•
the performance of our internal and independent auditors.

In addition, the audit committee selects the independent auditors to audit our annual financial statements and reviews with the independent auditors the plans and results of the audit engagement. The audit committee also approves the audit and non-audit services provided by the independent public accountants and the fees we pay for these services.
The audit committee has adopted procedures for the processing of complaints relating to accounting, internal control and auditing matters. The audit committee oversees the review and handling of any complaints submitted pursuant to the forgoing procedures and of any whistleblower complaints subject to Section 21F of the Exchange Act.

Corporate Governance
Code of Business Conduct and Ethics.   We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (if any), and to all of the officers and employees of the Adviser, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics, as it relates to those also covered by BentallGreenOak’s code of conduct, operates in conjunction with, and in addition to, BentallGreenOak’s code of conduct. Our Code of Business Conduct and Ethics is designed to comply with SEC regulations relating to codes of conduct and ethics.
Corporate Governance Guidelines.   We have also adopted corporate governance guidelines to advance the functioning of our board of directors and its committees and to set forth our board of directors’ expectations as to how it and they should perform its and their respective functions.
Compensation of Directors
Prior to this offering, the members of our board received no compensation for their service as directors. Following the commencement of this offering, we intend to compensate each of our non-employee directors who are not affiliated with the Adviser or BentallGreenOak with an annual retainer of $[     ], plus an additional retainer of $[     ] to the chairperson of our audit committee. We intend to pay in quarterly installments [          ]% of this compensation in cash and the remaining [          ]% in an annual grant of restricted stock based on the most recent prior month’s NAV. The restricted stock will generally vest one year from the date of grant, however, in connection with the directors’ first annual grant, the restricted stock will vest on [          ] and will be based on the per share price of our common stock offered in this initial primary offering. We do not intend to pay our directors additional fees for attending board meetings, but we intend to reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our directors who are affiliated with the Adviser or BentallGreenOak will not receive additional compensation for serving on the board of directors or committees thereof.
Executive Compensation
We are externally managed and currently have no employees. Our executive officers serve as officers of the Adviser and are employees of the Adviser or one or more of its affiliates. The Advisory Agreement provides that the Adviser is responsible for managing our investment activities, as such our executive officers do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers but, instead, receive compensation from the Adviser. In addition, we do not reimburse the Adviser for compensation it pays to our executive officers. The Advisory Agreement does not require our executive officers to dedicate a specific amount of time to fulfilling the Adviser’s obligations to us under the Advisory Agreement. Accordingly, the Adviser has informed us that it cannot identify the portion of the compensation it awards to our executive officers that relates solely to such executives’ services to us, as the Adviser does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.
Although we do not pay our executive officers any cash compensation, we pay the Adviser the fees described under the heading “— The Advisory Agreement.”
The Adviser and BentallGreenOak
We are externally managed by our adviser, BentallGreenOak (US) Limited Partnership, a Delaware limited liability company. The Adviser is an affiliate of BentallGreenOak, our sponsor.
BentallGreenOak is a leading, global real estate investment management advisor and a recognized provider of real estate services, with a long-standing track record in the investment and asset management of industrial, office, retail and multi-family property globally. The Adviser provides investment management services to more than 750 institutional investors with approximately $80 billion of assets under management, as of June 30, 2022. BentallGreenOak has offices in 28 cities across 13 countries, which BentallGreenOak believes provides access to deep local knowledge, experience, and extensive networks in the regions where the Adviser invests and manages real estate. See “Investment Objectives and Strategies — Potential Competitive Strengths.”
Pursuant to the Advisory Agreement, the Adviser has contractual and fiduciary responsibilities to us and our stockholders and is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. We or the Adviser may retain other service providers in connection with our operations, including, without limitation, administration, legal and accounting support. The Adviser will leverage the global resources of BentallGreenOak to achieve our investment goals and objectives.
All potential acquisitions of real estate are reviewed and approved by the Investment Committee. The high level of interaction between the Investment Committee and investment professionals from the inception of a transaction to closing helps identify potential issues early and enables the team to more effectively streamline resources and workflows. The Investment Committee process emphasizes a consensus-based approach to decision making among the members. The current members of the Investment Committee are as follows:
Name	Position
[ ]	[ ]
[ ]	[ ]
For information concerning the background of [           ], see “— Directors and Executive Officers” above. Information concerning the background of the remainder of the individuals named in the chart above is set forth below.
[Biographies of Investment Committee Members to be included by Amendment.]
The Advisory Agreement
Our board of directors will at all times have ultimate oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to our company and the Operating Partnership. Pursuant to the Advisory Agreement, our board of directors has delegated to the Adviser the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. We believe that the Adviser currently has sufficient staff and resources so as to be capable of fulfilling the duties set forth in the Advisory Agreement.
Services
Pursuant to the terms of the Advisory Agreement, the Adviser is responsible for, among other things:
•
serving as an advisor to us and the Operating Partnership with respect to the establishment and periodic review of our investment guidelines and our and the Operating Partnership’s investments, financing activities and operations;

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sourcing, evaluating and monitoring our and the Operating Partnership’s investment opportunities and executing the acquisition, management, financing and disposition of our and the Operating Partnership’s assets, in accordance with our investment guidelines, policies and objectives and limitations, subject to oversight by our board of directors;

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with respect to prospective acquisitions, purchases, sales, exchanges or other dispositions of investments, conducting negotiations on our and the Operating Partnership’s behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives, and determining the structure and terms of such transactions;

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providing us with portfolio management and other related services;

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serving as our advisor with respect to decisions regarding any of our financings, hedging activities or borrowings; and

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engaging and supervising, on our and the Operating Partnership’s behalf and at our and the Operating Partnership’s expense, various service providers.

The above summary is provided to illustrate the material functions which the Adviser will perform for us and it is not intended to include all of the services which may be provided to us by the Adviser or third parties.
Term and Termination Rights
The term of the Advisory Agreement is for one year from the commencement of this offering, subject to renewals by our board of directors for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of the Adviser before renewing the Advisory Agreement. The Advisory Agreement may be terminated:
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immediately by us (1) for “cause,” (2) upon the bankruptcy of the Adviser or (3) upon a material breach of the Advisory Agreement by the Adviser;

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upon 60 days’ written notice by us without cause or penalty upon the vote of a majority of our independent directors; or

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upon 60 days’ written notice by the Adviser.

“Cause” is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the Adviser under the Advisory Agreement.
In the event the Advisory Agreement is terminated, the Adviser will be entitled to receive its prorated management fee through the date of termination. In addition, upon the termination or expiration of the Advisory Agreement, the Adviser will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function.
Management Fee, Performance Participation and Expense Reimbursements
Management Fee.   As compensation for its services provided pursuant to the Advisory Agreement, we will pay the Adviser a management fee of 1.25% of NAV for the Class T shares, Class S shares, Class D shares and Class I shares per annum payable monthly. Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than us, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to such Class T, Class S, Class D and Class I Operating Partnership units not held by us per annum payable monthly. In calculating our management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our shares. We do not pay the Adviser a management fee with respect to the Class E shares or Class E units and as a result, it is a class-specific expense.
The management fee may be paid, at the Adviser’s election, in cash, Class I shares, Class E shares, Class I units or Class E units. The Adviser’s ability to elect to receive shares of our common stock or Operating Partnership units serves as a benefit to our Company for cash management purposes and further align the Adviser’s interests with our stockholders. Any requests by the Adviser for repurchase of its shares or units will be consistent with the Adviser’s fiduciary duties to us and our stockholders.
Performance Participation.   So long as the Advisory Agreement has not been terminated, the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined under “Summary of our Operating Partnership Agreement — Special Limited Partner Interest”). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly. The performance participation interest is not paid on the Class E units, and as a result, it is a class-specific expense.

Expense Reimbursement.   Under the Advisory Agreement, and subject to the limitations described below under “— Reimbursement by the Adviser,” the Adviser is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that the Adviser is responsible for the expenses related to any and all personnel of the Adviser who provide investment advisory services to us pursuant to the Advisory Agreement (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of the Adviser or any of its affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel. Without limiting the generality of the foregoing, costs eligible for reimbursement include for out-of-pocket costs and expenses the Adviser incurs in connection with the services it provides to us related to (1) legal, accounting, printing, mailing and subscription processing fees and other expenses attributable to our organization, preparation of the registration statement, registration and qualification of our common stock for sale with the SEC and in the various states and filing fees incurred by the Adviser (as described further below), (2) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (3) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, and (4) out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of properties and real estate-related assets, whether or not such investments are acquired. Such out-of-pocket costs and expenses will include expenses relating to compliance-related matters and regulatory filings relating to our activities (including, without limitation, expenses relating to the preparation and filing of Form PF, Form ADV, reports to be filed with the CFTC, reports, disclosures, and/or other regulatory filings of the Adviser and its affiliates relating to our activities (including our pro rata share of the costs of the Adviser and its affiliates of regulatory expenses that relate to us and Other BentallGreenOak Accounts)).
We reimburse the Adviser for any organization and offering expenses associated with this offering that it incurs on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, and expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, but excluding upfront selling commissions, dealer manager fees and the stockholder servicing fee) as and when incurred. The Adviser currently pays wholesaling compensation expenses and certain related expenses of persons associated with the Dealer Manager without reimbursement from us. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Adviser has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.
The Adviser will advance our organization and offering expenses on our behalf through the first anniversary of the commencement of this offering. We will reimburse the Adviser for all such advanced expenses ratably in 60 equal monthly installments following the first anniversary of the commencement of this offering. After the first anniversary of the commencement of this offering, we will reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred.
Reimbursement by the Adviser.   Commencing with the first four fiscal quarters after the commencement of this offering, the Adviser will reimburse us for any expenses that cause our Total Operating Expenses in any four consecutive fiscal quarters to exceed the greater of: (1) 2% of our Average Invested Assets and (2) 25% of our Net Income.
Notwithstanding the foregoing, to the extent that our Total Operating Expenses exceed these limits and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors that they deem sufficient, the Adviser would not be required to reimburse us. Within 60 days after the end of any fiscal quarter for which our Total Operating Expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review at least annually the total fees and expense reimbursements for operating expenses paid to the Adviser and the Special Limited Partner to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be recorded in the minutes of a meeting of the independent directors.
Independent Directors’ Review of Compensation.   Our independent directors will evaluate at least annually whether the compensation that we contract to pay to the Adviser is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. Our independent directors will supervise the performance of the Adviser and the compensation we pay to it to determine that the provisions of the Advisory Agreement are being carried out. This evaluation will be based on the factors set forth below, as well as any other factors deemed relevant by the independent directors:
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the amount of fees paid to the Adviser in relation to the size, composition and performance of our investments;

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the success of the Adviser in generating investments that meet our investment objectives;

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rates charged to other externally advised REITs and other similar investment entities by advisors performing similar services;

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additional revenues realized by the Adviser and its affiliates through their advisory relationship with us (including the performance participation allocation paid to the Special Limited Partner);

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the quality and extent of the services and advice furnished by the Adviser;

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the performance of the assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

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the quality of our portfolio in relationship to the investments generated by the Adviser for its own account.

In addition to the management fee, performance participation and expense reimbursements, we have agreed to indemnify and hold harmless the Adviser and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the Advisory Agreement, subject to certain limitations. See “— Limited Liability and Indemnification of Directors, Officers, the Adviser and Other Agents” below.
Limited Liability and Indemnification of Directors, Officers, the Adviser and Other Agents
Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and the Adviser and any of its affiliates acting as our agents subject to the limitations of the NASAA REIT Guidelines and Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:
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an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

•
with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
In addition to the above limitations of the MGCL, our charter provides that our directors, the Adviser and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:
•
the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•
the indemnitee was acting on our behalf or performing services for us;

•
in the case of affiliated directors, the Adviser or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•
in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification.

In addition, any indemnification or any agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.
Our charter also provides that we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:
•
there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification;

•
such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or

•
a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Finally, our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by our directors, the Adviser and its affiliates in advance of final disposition of a proceeding only if all of the following are satisfied:
•
the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•
the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•
the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

•
the indemnitee provides us with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that he or she did not comply with the requisite standard of conduct and is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We also maintain a directors and officers insurance policy.
The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.
The SEC and certain state securities regulators take the position that indemnification against liabilities arising under the Securities Act and state securities laws is against public policy and unenforceable.
The Operating Partnership must also indemnify us and our directors and officers and other persons we may designate against damages and other liabilities in our capacity as general partner.
Legal Proceedings
Neither we nor the Adviser is currently involved in any material litigation. As a registered investment advisor, the Adviser may be examined periodically by the SEC.

COMPENSATION
We will pay the Adviser, the Special Limited Partner, the Dealer Manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us.
We do not intend to pay the Adviser or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of the Adviser) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We will, however, reimburse the Adviser and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by the Adviser.
Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Activities
Upfront Selling Commissions and Dealer Manager Fees(1)(2) — The Dealer Manager	The Dealer Manager will be entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager will be entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.	The actual amount will depend on the number of Class T shares, Class S shares and Class D shares sold and the transaction price of each Class T share, Class S share and Class D share. Aggregate upfront selling commissions will equal approximately $77.6 million, and aggregate dealer manager fees will equal approximately $4.8 million if we sell the maximum amount, in each case, in our primary offering, assuming 1/4 of our offering proceeds are from the sale of each of Class T shares, Class S shares and Class D shares, respectively, and that the transaction prices of our Class T shares, Class S shares and Class D shares remain constant at $10.00.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.
Stockholder Servicing Fees(2)(3) — The Dealer Manager
Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:
•
 with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the investment professional stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;

•
 with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•
 with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.

We will not pay a stockholder servicing fee with respect to our outstanding Class E shares or Class I shares, and as a result, it is a class-specific expense. We will pay stockholder servicing fees with respect to outstanding Class D shares, Class S shares and Class T shares issued pursuant to our distribution reinvestment plan.
Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For each of Class T shares and Class S shares, the stockholder servicing fees will equal approximately $8.2 million per annum if we sell the maximum amount. For Class D shares, the stockholder servicing fees will equal $2.5 million per annum if we sell the maximum amount. In each case, we are assuming that, in our primary offering, 1/4 of our offering proceeds are from the sale of Class T shares, 1/4 of our offering proceeds are from the sale of Class S shares and 1/4 of our offering proceeds are from the sale of Class D shares, that the NAV per share of our Class S shares and Class D shares remains constant at $10.00 and none of our stockholders participate in our distribution reinvestment plan.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

The stockholder servicing fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the stockholder servicing fees are calculated based on our NAV for our Class T, Class S and Class D shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such share (the “Share Conversion”). Although we cannot predict the length of time over which the

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $[      ] and with respect to a Class D share would total approximately $[      ].
In addition, we will cease paying the stockholder servicing fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
For a description of the services required from the participating broker-dealer or servicing broker-dealer, see the “Plan of Distribution — Underwriting Compensation — Stockholder Servicing Fees — Class T, Class S and Class D Shares.

Organization and Offering Expense Reimbursement (2)(4) — The Adviser	The Adviser will advance our organization and offering expenses associated with this offering that it incurs on our behalf (including legal,	We estimate our organization and offering expenses to be approximately $[ ] million if we sell the maximum offering amount.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, and expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, but excluding upfront selling commissions, dealer manager fees and the stockholder servicing fee) through the first anniversary of the commencement of this offering. We will reimburse the Adviser for all such advanced expenses ratably over the 60 months following the first anniversary of the commencement of this offering. Such reimbursement may be paid, at the Adviser’s election, in cash, Class E shares, Class I shares, Class E units or Class I units, or any combination thereof. If the Adviser elects to receive any portion of such reimbursement in shares of our common stock or Operating Partnership units, we may repurchase such shares or units from the Adviser at a later date. Such shares of our common stock and Operating Partnership units that are subsequently converted to shares of our common stock that the Adviser receives in lieu of cash will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction. Wholesaling compensation expenses of persons associated with the Dealer Manager will be paid by the Adviser without reimbursement from us.
After the first anniversary of the commencement of this offering, we will reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred. After the termination of the primary offering and again after

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
termination of the offering under our distribution reinvestment plan, the Adviser has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.
Investment Activities
Acquisition Expense Reimbursement (5) — The Adviser	We do not intend to pay the Adviser any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of the Adviser) or other similar fees in connection with making investments. We will, however, reimburse the Adviser for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of properties and real estate-related assets, whether or not such investments are acquired, and make payments to third parties or certain of the Adviser’s affiliates in connection with making investments as described in “— Fees from Other Services — Affiliates of the Adviser” below.	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.
Operational Activities
Management Fee — The Adviser(6)(7)
We will pay the Adviser a management fee equal to 1.25% of NAV for the Class T shares, Class S shares, Class D shares and Class I shares per annum payable monthly. Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than us, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to such Class T, Class S, Class D and Class I Operating Partnership units not held by us per annum payable monthly. We will not pay the Adviser a management fee with respect to the Class E shares or Class E units and, as a result, it is a class-specific expense.
The management fee may be paid, at the Adviser’s election, in cash, Class E shares, Class I shares, Class E units or

Actual amounts of the management fee depend upon our aggregate NAV. The management fee attributed to the shares sold in this offering will equal approximately $[       ] million per annum if we sell the maximum amount in our primary offering, assuming that the NAV per share of each class of our common stock remains constant at $10.00 and before giving effect to any shares issued under our distribution reinvestment plan.
Actual amounts of out-of-pocket expenses paid by the Adviser that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

Class I units of the Operating Partnership, or any combination thereof. To the extent that the Adviser elects to receive any portion of its management fee in shares of our common stock or units of the Operating Partnership, we may repurchase such shares or units from the Adviser at a later date. Shares of our common stock and units of the Operating Partnership obtained by the Adviser will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction.
The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV. The Adviser and the Special Limited Partner will have the option of exchanging any class of shares obtained in respect of its management fee or performance participation allocation for an equivalent aggregate NAV amount of any other class of shares.
In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse the Adviser for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (2) expenses of managing and operating our properties, , whether payable to an affiliate or a non-affiliated person and

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
(3) expenses related to the personnel of the Adviser performing services for us other than those who provide investment advisory services or serve as our directors or officers. See “Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements.”
Performance Participation Allocation — The Special Limited Partner
So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly.
Promptly following the end of each calendar quarter that is not also the end of a calendar year, the Special Limited Partner will be entitled to a performance participation allocation as described above calculated in respect of the portion of the year to date, less any performance participation allocation received with respect to prior quarters in that year (the “Quarterly Allocation”). The performance participation allocation that the Special Limited Partner is entitled to receive at the end of each calendar year will be reduced by the cumulative amount of Quarterly Allocations that year.
Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:
•
First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total amount

Actual amounts of the performance participation depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be calculated at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and
•
Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year will equal the sum of:
(i)
all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)
the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable stockholder servicing fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable stockholder servicing fee expenses. For the avoidance of doubt, the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.
Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.
“Loss Carryforward Amount” will initially equal zero and will cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount will at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High Water Mark.”
The Special Limited Partner will also be

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.
If a Quarterly Allocation is made and at the end of a subsequent calendar quarter in the same calendar year the Special Limited Partner is entitled to less than the previously received Quarterly Allocation(s) (a “Quarterly Shortfall”), then subsequent distributions of any Quarterly Allocations or year-end Performance Allocations in that calendar year will be reduced by an amount equal to such Quarterly Shortfall, until such time as no Quarterly Shortfall remains. If all or any portion of a Quarterly Shortfall remains at the end of a calendar year following the application described in the previous sentence, distributions of any Quarterly Allocations and year-end Performance Allocations in the subsequent four calendar years will be reduced by (i) the remaining Quarterly Shortfall plus (ii) an annual rate of 5% on the remaining Quarterly Shortfall measured from the first day of the calendar year following the year in which the Quarterly Shortfall arose and compounded quarterly (collectively, the “Quarterly Shortfall Obligation”) until such time as no Quarterly Shortfall Obligation remains; provided, that the Special Limited Partner (or its affiliate) may make a full or partial cash payment to reduce the Quarterly Shortfall Obligation at any time; provided, further, that if any Quarterly Shortfall Obligation remains following such subsequent four calendar years, then the Special Limited

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

Partner (or its affiliate) will promptly pay the Operating Partnership the remaining Quarterly Shortfall Obligation in cash.
Distributions on the performance participation interest may be payable in cash, Class E units or Class I units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Class E units or Class I units, the Special Limited Partner may request the Operating Partnership to repurchase such units from the Special Limited Partner at a later date. The Operating Partnership will repurchase any such Class I units or Class E units for Class I shares or Class E shares or cash (at the Special Limited Partner’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case, such Class E units or Class I units will be repurchased for Class E shares or Class I shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units or Class I units. Any such repurchase requests will not be subject to the Early Repurchase Deduction, but, if such units are redeemed for shares of our common stock, such shares of common stock will be subject to the same repurchase limits that exist under our share repurchase plan.
See “Summary of Our Operating Partnership Agreement — Special Limited Partner Interest.”

Fees from Other Services — Affiliates of the Adviser	We may retain certain of the Adviser’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human	Actual amounts depend on to what extent affiliates of the Adviser are actually engaged to perform such services.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, property, title and/or other types of insurance and related services, transaction support services, transaction consulting services and other similar operational matters. The Operating Partnership or its subsidiary may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to the Adviser’s affiliates for any such services will not reduce the management fee or performance participation allocation. Any such arrangements will be at or below market rates. For more information about such services, please see “Risk Factors — Risks Related to Conflicts of Interest — The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or BentallGreenOak on more favorable terms than those provided to us.”

(1)
Upfront selling commissions and dealer manager fees for sales of Class T and Class S shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers. See “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees.” If all shares sold in this offering are Class S shares, our total upfront selling commissions would be approximately $135 million if we raise the maximum offering, assuming that the maximum upfront selling commission is paid for each share sold in our primary offering, the NAV per Class S share is $10.00 and we do not reallocate any shares between our primary offering and our distribution reinvestment plan.

(2)
We will cease paying stockholder servicing fees at the date following the completion of the primary portion of this offering at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the FINRA requirement that total underwriting compensation paid in connection with this offering does not exceed 10% of the gross proceeds of our primary offering.

(3)
In calculating stockholder servicing fees, we will use our NAV before giving effect to accruals for stockholder servicing fees or distributions payable on our shares. If all shares sold in this offering are Class S shares, our total annual stockholder servicing fees would be approximately $33 million if we raise the maximum offering, assuming that our NAV per share for Class S shares is $10.00 and no shares are issued pursuant to our distribution reinvestment plan.

(4)
These amounts represent estimated expenses incurred in connection with our organization and this offering. Under no circumstances may our total organization and offering expenses (including upfront selling commissions, stockholder servicing fees and due diligence expenses) exceed 15% of the gross proceeds from this offering.

(5)
We will pay all expenses incurred in connection with the acquisition of our investments, including legal and accounting fees and expenses, brokerage commissions payable to unaffiliated third parties, travel expenses, costs of appraisals (including independent appraisals), nonrefundable option payments on property not acquired, engineering, due diligence, title insurance and other expenses related to the selection and acquisition of investments, whether or not acquired. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be paid or reimbursed to the Adviser or its affiliates. Acquisition expenses, together with any acquisition fees for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of the property.
(6)
In calculating our management fee, we will use our NAV and the NAV of the Operating Partnership before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our shares.

(7)
We may incur (or the Adviser may also incur and we will reimburse the Adviser), without limitation, the following: (i) expenses related to being a public company; (ii) expenses incurred in connection with our investments and the ownership, sale, disposition or financing thereof, including out-of-pocket expenses incurred by any property manager, developer or construction manager and sales, leasing, brokerage, underwriting or similar commissions incurred, and any closing costs incurred, in respect of any investment, and costs and expenses associated with research in furtherance of our investment activities (including engaging consultants, participation in conferences, membership in trade organizations and other activities that promote deal pipeline development); (iii) costs associated with the formation, negotiation, structuring, financing, documentation and operation of any joint venture, special purpose vehicle or any co-investment, including charitable or political contributions, or costs associated with hiring lobbyists, made by or for any such joint venture, vehicle or co-investment that could, directly or indirectly, enhance the value of the investment or otherwise serve a business purpose for, or be beneficial to, such joint venture, vehicle or co-investment; (iv) any fees or expenses incurred in respect of any subscription line, credit facility or other financing facility; (v) the costs, fees and expenses incurred in threatening, making, defending, investigating or settling any claim, counterclaim, demand, action, suit or proceeding of any kind or nature (including legal and accounting fees and expenses, costs of investigation incurred in making, defending or settling any of the same); (vi) insurance premiums (including for director and officer insurance and professional indemnity insurance in respect of any director, officer or employee of us or the Adviser or our respective affiliates in relation to such a person acting as a director, officer or employee of any of the foregoing in relation to, or in connection with, any investment) and indemnification expenses, including the advancement of any claims and expenses and legal fees, disbursements and governmental fees and charges associated therewith; and (vii) any costs or expenses incurred in connection with filings with any governmental or regulatory authority (including compliance with or filings related to the Committee on Foreign Investment in the United States (CFIUS) and related regulations), including any related legal expenses and any filings made on behalf of an investor.

Commencing with the first four fiscal quarters after the commencement of this offering, our Total Operating Expenses, including any performance participation allocation made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets and (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
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“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under GAAP, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

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“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

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“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements.”

CONFLICTS OF INTEREST
We pay the Adviser a management fee regardless of the performance of our portfolio. The Adviser’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We will be required to pay the Adviser a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.
In addition, the Special Limited Partner has the ability to earn distributions on its performance participation interest each year based on the total return of the Operating Partnership, which may create an incentive for the Adviser to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase short-term net income and thereby increase the distributions on performance participation interest to which the Special Limited Partner is entitled. If our interests and those of the Adviser are not aligned, the execution of our business plan and our results of operations could be adversely affected, which could adversely affect our results of operations and financial condition.
We are subject to conflicts of interest arising out of our relationship with BentallGreenOak, including the Adviser and its affiliates. Three members of our board of directors (one of whom serves as executive chairman of our board of directors), and our chief executive officer, chief financial officer, and our other executive officers are also executives of BentallGreenOak and/or one or more of its affiliates. There is no guarantee that the policies and procedures adopted by us, the terms of our charter, the terms and conditions of the Advisory Agreement or the policies and procedures adopted by the Adviser, BentallGreenOak and their affiliates, will enable us to identify, adequately address or mitigate these conflicts of interest. Notwithstanding the foregoing, we believe our directors, officers, and the Adviser’s personnel will devote a sufficient amount of time to our business to fulfill their responsibilities to us. Transactions between us and the Adviser or its affiliates will be subject to approval by our Affiliate Transaction Committee.
See “Risk Factors — Risks Related to Conflicts of Interest.”
Some examples of conflicts of interest that may arise by virtue of our relationship with the Adviser and BentallGreenOak include:
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Broad and Wide-Ranging Activities.   The Adviser, BentallGreenOak and their affiliates engage in a broad spectrum of activities, including a broad range of activities relating to investments in the real estate industry, and have invested or committed billions of dollars in capital through various investment funds, managed accounts and other vehicles affiliated with BentallGreenOak. In the ordinary course of their business activities, the Adviser, BentallGreenOak and their affiliates may engage in activities where the interests of certain divisions of BentallGreenOak and its affiliates, including the Adviser, or the interests of their clients may conflict with the interests of our stockholders. Certain of these divisions and entities affiliated with the Adviser have or may have investment objectives or guidelines similar to our investment guidelines and therefore may compete with us. In particular, BentallGreenOak invests in a broad range of real estate and real estate debt investments via numerous different investment funds, managed accounts and other vehicles.

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BentallGreenOak’s Policies and Procedures.   Specified policies and procedures implemented by BentallGreenOak and its affiliates, including the Adviser, to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions may reduce the advantages across BentallGreenOak’s and its affiliates’ various businesses that BentallGreenOak expects to draw on for purposes of pursuing attractive investment opportunities. Because BentallGreenOak has multiple business lines, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, BentallGreenOak has implemented certain policies and procedures (e.g., BentallGreenOak’s information wall policy) that may reduce the benefits that BentallGreenOak could otherwise expect to utilize for the Adviser for purposes of identifying and managing our investments. For example, BentallGreenOak may come into possession of material non-public information with respect to companies that are BentallGreenOak’s and its affiliates’ advisory clients in which the Adviser may be considering making an investment. As a consequence, that information, which could be of benefit to the Adviser, might become restricted to those other businesses and otherwise be unavailable to the Adviser, and could also restrict the Adviser’s activities. Additionally, the terms of confidentiality or other agreements with or related to companies in which any investment vehicle of BentallGreenOak has or has considered making an investment or which is otherwise an advisory client of BentallGreenOak and its affiliates may restrict or otherwise limit the ability of BentallGreenOak or its affiliates, including the Adviser, to engage in businesses or activities competitive with such companies.
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Allocation of Investment Opportunities.   The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in the Adviser’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by the Adviser or its affiliates to others (including, for greater certainty, the Other BentallGreenOak Accounts and their investors, as described below). In addition, as acknowledged in the Advisory Agreement, affiliates of the Adviser advise and/or manage one or more Other BentallGreenOak Accounts and we expect will in the future sponsor, advise and/or manage additional Other BentallGreenOak Accounts. This overlap will from time to time create conflicts of interest. Additionally, in certain circumstances investment opportunities suitable for us will not be presented to us and there will be one or more investment opportunities where our participation is restricted.

BentallGreenOak believes our investment objectives, guidelines and strategy are generally distinct from Other BentallGreenOak Accounts. Accordingly, we expect there will be sufficient investment opportunities for us within our investment guidelines because of the scale of the real estate market.
Pursuant to the terms of the Advisory Agreement, we have acknowledged and/or agreed that (i) as part of BentallGreenOak’s or its affiliates’ regular businesses, personnel of the Adviser and its affiliates will from time to time work on other projects and matters (including with respect to one or more Other BentallGreenOak Accounts), and that conflicts may arise with respect to the allocation of personnel between us and one or more Other BentallGreenOak Accounts and/or the Adviser and such other affiliates, (ii) unless prohibited by our charter, Other BentallGreenOak Accounts may invest, from time to time, in investments in which we also invest (including at a different level of an issuer’s capital structure (e.g., an investment by an Other BentallGreenOak Account in a debt or mezzanine interest with respect to the same portfolio entity in which we own an equity interest or vice versa) or in a different tranche of equity or debt with respect to an issuer in which we have an interest) and while BentallGreenOak and its affiliates will seek to resolve any such conflicts in a fair and equitable manner in accordance with its prevailing policies and procedures with respect to conflicts resolution among Other BentallGreenOak Accounts generally, such transactions are not required to be presented to our board of directors or any committee thereof for approval (unless otherwise required by our charter or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor, (iii) the Adviser’s affiliates may from time to time receive fees from portfolio entities or other issuers for the arranging, underwriting, syndication or refinancing of investments or other additional fees, including fees related to administrative services, construction, special servicing, leasing, development, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, loan servicing, property, title and other types of insurance, management consulting and other similar operational matters, including with respect to Other BentallGreenOak Accounts and related portfolio entities, and while such fees may give rise to conflicts of interest we will not receive the benefit of any such fees, and (v) the terms and conditions of the governing agreements of such Other BentallGreenOak Accounts (including with respect to the economic, reporting, and other rights afforded to investors in such Other BentallGreenOak Accounts) are materially different from the terms and conditions applicable to us and our stockholders, and neither we nor any of our stockholders (in such capacity) will have the right to receive the benefit of any such different terms applicable to investors in such Other BentallGreenOak Accounts as a result of an investment in us or otherwise. In addition, pursuant to the terms of the Advisory Agreement, the Adviser is required to keep our board of directors reasonably informed on a periodic basis in connection with the foregoing.
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Corporate Opportunities.   Our board of directors has adopted a resolution that provides, subject to certain exceptions, that none of BentallGreenOak or its affiliates, any of our directors or any person that any of our director control will be required to refrain directly or indirectly from engaging in any business opportunity, including any business opportunity in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunity, unless offered to a person in his or her capacity as one of our directors or officers and intended exclusively for us or any of our subsidiaries.
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Investments in Different Levels or Classes of an Issuer’s Securities.   From time to time, to the extent permitted by our charter, we and the Other BentallGreenOak Accounts may make investments at different levels of an issuer’s or borrower’s capital structure or otherwise in different classes of the same issuer’s securities. We may make investments that are senior or junior to, or have rights and interests different from or adverse to, the investments made by the Other BentallGreenOak Accounts. Such investments may conflict with the interests of such Other BentallGreenOak Accounts in related investments, and the potential for any such conflicts of interests may be heightened in the event of a default or restructuring of any such investments. While BentallGreenOak will seek to resolve any such conflicts in a fair and equitable manner in accordance with its prevailing policies and procedures with respect to conflicts resolution among the Other BentallGreenOak Accounts, such transactions are not required to be presented to our board of directors for approval (unless otherwise required by our charter or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor.

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Minority Investments of Other BentallGreenOak Accounts.   Certain Other BentallGreenOak Accounts may also make minority investments in third-party investment managers or their investment vehicles with which we may engage in various transactions from time to time, including purchases or sales of assets or borrowing or lending transactions. Although these third-party investees may not be deemed to be affiliates of BentallGreenOak due to the limited voting rights or other terms of the investments made by such Other BentallGreenOak Accounts, such Other BentallGreenOak Accounts would have an indirect economic interest in any transactions between us and such third-party investees. Our stockholders will not share in any of the economic interest of such Other BentallGreenOak Accounts in such transactions. There can be no assurance that any conflict will be resolved in our favor and BentallGreenOak may be required to take action where it will have conflicting loyalties between its duties to us and to Other BentallGreenOak Accounts, which may adversely impact us.

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Pursuit of Differing Strategies.   At times, the investment professionals employed by the Adviser or its affiliates and other investment vehicles affiliated with the Adviser and/or BentallGreenOak may determine that an investment opportunity may be appropriate for only some of the accounts, clients, entities, funds and/or investment vehicles for which he or she exercises investment responsibility, or may decide that certain of the accounts, clients, entities, funds and/or investment vehicles should take differing positions with respect to a particular security. In these cases, the investment professionals may place separate transactions for one or more accounts, clients, entities, funds and/or investment vehicles which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other accounts, clients, entities, funds and/or investment vehicles. For example, an investment professional may determine that it would be in the interest of another account to sell a security that we hold long, potentially resulting in a decrease in the market value of the security held by us.

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Variation in Financial and Other Benefits.   A conflict of interest arises where the financial or other benefits available to the Adviser or its affiliates differ among the accounts, clients, entities, funds and/or investment vehicles that it manages. If the amount or structure of the management fee, the Special Limited Partner’s performance participation interest and/or the Adviser’s or its affiliates’ compensation differs among accounts, clients, entities, funds and/or investment vehicles (such as where certain funds or accounts pay higher base management fees, incentive fees, performance-based management fees or other fees), the Adviser might be motivated to help certain accounts, clients, entities, funds and/or investment vehicles over others. Similarly, the desire to maintain assets under management or to enhance the Adviser’s performance record or to derive other rewards, financial or otherwise, could influence the Adviser or its affiliates in affording preferential treatment to those accounts, clients, entities, funds and/or investment vehicles that could most significantly benefit the Adviser or its affiliates. The Adviser may, for example, have an incentive to allocate favorable or limited opportunity investments or structure the timing of investments to favor such accounts, clients, entities, funds and/or investment vehicles. Additionally, the Adviser or its affiliates might be motivated to favor accounts, clients, entities, funds and/or investment vehicles in which it has an ownership interest or in which BentallGreenOak and/or its affiliates have ownership interests. Conversely, if an investment professional at the Adviser or its affiliates does not personally hold an investment in the fund but holds investments in other BentallGreenOak affiliated vehicles, such investment professional’s conflicts of interest with respect to us may be more acute.
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Investment Banking, Underwriting and Other Relationships.   BentallGreenOak is under no obligation to decline any engagements or investments in order to make an investment opportunity available to us. In connection with its investment banking and other businesses, BentallGreenOak may come into possession of information that limits its ability to engage in potential transactions. Our activities may be constrained as a result of the inability of BentallGreenOak personnel to use such information. For example, employees of BentallGreenOak not serving as employees of the Adviser or its affiliates may be prohibited by law or contract from sharing information with members of BentallGreenOak. We may be forced to sell or hold existing investments as a result of investment banking relationships or other relationships that BentallGreenOak may have or transactions or investments BentallGreenOak and its affiliates may make or have made. Additionally, there may be circumstances in which one or more individuals associated with BentallGreenOak will be precluded from providing services to the Adviser because of certain confidential information available to those individuals or to other parts of BentallGreenOak. In addition, in connection with selling investments by way of a public offering, a BentallGreenOak broker-dealer may act as the managing underwriter or a member of the underwriting syndicate on a firm commitment basis and purchase securities on that basis. BentallGreenOak may retain any commissions, remuneration, or other profits and receive compensation from such underwriting activities, which have the potential to create conflicts of interest. BentallGreenOak may also participate in underwriting syndicates from time to time with respect to us or portfolio companies of Other BentallGreenOak Accounts, or may otherwise be involved in the private placement of debt or equity securities issued by us or such portfolio companies, or otherwise in arranging financings with respect thereto. Subject to applicable law, BentallGreenOak may receive underwriting fees, placement commissions, or other compensation with respect to such activities, which will not be shared with us or our stockholders. Where BentallGreenOak serves as underwriter with respect to a portfolio company’s securities, we or the applicable Other BentallGreenOak Account holding such securities may be subject to a “lock-up” period following the offering under applicable regulations during which time our ability to sell any securities that we continue to hold is restricted. This may prejudice our ability to dispose of such securities at an opportune time.

BentallGreenOak has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on our behalf, the Adviser may consider those relationships (subject to its obligations under our charter and the Advisory Agreement), which may result in certain transactions that the Adviser will not undertake on our behalf in view of such relationships.
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Service Providers.   Certain of our service providers (including lenders, brokers, attorneys, investment banking firms and property managers) may be sources of investment opportunities, counterparties therein or advisors with respect thereto. This may influence the Adviser in deciding whether to select such a service provider. In addition, in instances where multiple BentallGreenOak businesses may be exploring a potential individual investment, certain of these service providers may choose to be engaged by other BentallGreenOak affiliates rather than us.

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Material, Non-Public Information.   We, directly or through BentallGreenOak, the Adviser or certain of their respective affiliates may come into possession of material non-public information with respect to an issuer or borrower in which we have invested or may invest. Should this occur, the Adviser may be restricted from buying or selling securities, derivatives or loans of the issuer or borrower on our behalf until such time as the information becomes public or is no longer deemed material. Disclosure of such information to the personnel responsible for management of our business may be on a need-to-know basis only, and we may not be free to act upon any such information. Therefore, we and/or the Adviser may not have access to material non-public information in the possession of BentallGreenOak which might be relevant to an investment decision to be made by the Adviser on our behalf, and the Adviser may initiate a transaction or purchase or sell an investment which, if such information had been known to it, may not have been undertaken. Due to these restrictions, the Adviser may not be able to initiate a transaction on our behalf that it otherwise might have initiated and may not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect our operations.
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Possible Future Activities.   The Adviser and its affiliates may expand the range of services that they provide over time. Except as and to the extent expressly provided in the Advisory Agreement, the Adviser and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Adviser, BentallGreenOak and their affiliates continue to develop relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by us. These clients may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

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Transactions with Other BentallGreenOak Accounts and Other Affiliates.   Pursuant to the terms of the Advisory Agreement, and subject to applicable law, the Adviser is not permitted to consummate on our behalf any transaction that involves (i) the sale of any investment to or (ii) the acquisition of any investment from BentallGreenOak, any BentallGreenOak Account or any of their affiliates unless such transaction is approved by a majority of our directors, including a majority of independent directors, not otherwise interested in such transaction as being fair and reasonable to us. In addition, for any such acquisition by us, our purchase price will be limited to the cost of the property to the affiliate, including acquisition-related expenses, or if substantial justification exists, the current appraised value of the property as determined by an independent expert. In addition, we may enter into joint ventures with Other BentallGreenOak Accounts, or with BentallGreenOak, the Adviser, one or more of our directors, or any of their respective affiliates, only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. Pursuant to the terms of the Advisory Agreement, it is agreed that the Adviser will seek to resolve any conflicts of interest in a fair and reasonable manner (subject to any priorities of Other BentallGreenOak Accounts) in accordance with its prevailing policies and procedures with respect to conflicts resolution among Other BentallGreenOak Accounts generally, but only those transactions set forth in this paragraph will be expressly required to be presented for approval to the independent directors of our board of directors or any committee thereof (unless otherwise required by our charter or our investment guidelines).

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Other Affiliate Transactions.   In connection with investments in which we participate alongside Other BentallGreenOak Accounts, we may from time to time share certain rights with such Other BentallGreenOak Accounts relating to such investments for legal, tax, regulatory or other similar reasons, including, in certain instances, certain control-related rights with respect to jointly held investments. When making any decisions related to such investments, there may be conflicting interests. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by BentallGreenOak or its other affiliates.

Further conflicts could arise once we and BentallGreenOak or its affiliates have made our respective investments. For example, if we enter into a joint venture with an Other BentallGreenOak Account, our interests and the interests of such Other BentallGreenOak Account may conflict, for example when one joint venture partner seeks to sell the property in the joint venture but the other joint venture partner does not. In such situations, the ability of the Adviser to recommend actions in our best interests might be impaired.

NET ASSET VALUE CALCULATION AND VALUATION GUIDELINES
Our NAV for each class of shares is determined by the Adviser based on the net asset values of our investments (including real estate-related assets), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner, and will also include the deduction of any stockholder servicing fees specifically applicable to such class of shares, in all cases as described below.
General
Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a valuation that represents a fair and accurate estimate of the value of our investments or the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. These valuation guidelines are largely based upon standard industry practices used by private, open-end real estate funds and other public, non-trade REITs, and are administered by the Adviser.
Our board of directors monitors compliance with our valuation guidelines on an ongoing basis. The calculation of our NAV is intended to be a calculation of fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements. The Adviser will calculate the fair value of our real estate properties based in part on values provided by third-party independent appraisers and reviewed by our independent valuation advisor. The Adviser may retain additional third-parties to assist with our valuations of certain investments. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.
Our Independent Valuation Advisor
With the approval of our board of directors, including a majority of our independent directors, we have engaged [      ], to serve as our independent valuation advisor with respect to our real properties and certain real estate debt and other securities, which will review annual third-party appraisals of our properties and internal valuations prepared by the Adviser. The Adviser, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by the Adviser for our property and certain real estate debt and other securities valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Adviser is ultimately and solely responsible for the determination of our NAV.
Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of our independent valuation advisor in reports we publicly file with the SEC.

Our independent valuation advisor will discharge its responsibilities in accordance with our valuation guidelines. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities prepared by the Adviser as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of shares will be calculated by our fund administrator, and such calculation will be reviewed and confirmed by the Adviser. Pursuant to our valuation services agreement with our independent valuation advisor, the Adviser will receive appraisal reports for our property investments from third-party appraisal firms that have been reviewed by our independent valuation advisor along with the Adviser’s own valuation. Based in part on these appraisals, the Adviser will render a final valuation in order for our fund administrator to calculate our NAV. The appraisals for our property investments performed by independent third-party appraisal firms and reviewed by our independent valuation advisor will be one of several components considered by the Adviser in determining the value of our properties that will be used when our fund administrator calculates our NAV per share for each class of shares.
We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.
Our independent valuation advisor and certain of the independent third-party appraisers have provided, and are expected to continue to provide, real estate appraisal, appraisal management and real estate valuation advisory services to BentallGreenOak and its affiliates and have received, and are expected to continue to receive, fees in connection with such services. Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for BentallGreenOak and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.
Valuation of Investments
Consolidated Properties
For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.
Each property will be valued by an independent third-party appraisal firm annually. Annual appraisals may be delayed for a short period in exceptional circumstances. Properties purchased or treated as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice, or the similar industry standard for the country where the property appraisal is conducted, and reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated range of gross market value of the property. Concurrent with the appraisal process, the Adviser values each property and, taking into account the appraisal, among other factors, determines the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. We believe our policy of obtaining appraisals by independent third parties will meaningfully enhance the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in the Adviser’s valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.
The Adviser will value our properties monthly, based on current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor. When an annual appraisal is received, our valuations will fall within range of the third-party appraisal; however, updates to valuations thereafter may be outside of the range of values provided in the most recent third-party appraisal. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the Adviser, including historical or forecasted operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures, the then-most recent annual third-party appraisals, and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.
The Adviser will monitor our properties for events that the Adviser believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If, in the opinion of the Adviser, an event becomes known to the Adviser (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the Adviser will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by the Adviser or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Annual appraisals may also trigger an adjustment in the value of a property when received.
For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a wholly-owned property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by the Adviser or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.
In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by the Adviser. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.
Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area.
The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals performed by the independent third-party appraisal firms and reviewed by our independent valuation advisor, the Adviser’s determination of the appropriate valuations for our properties based on the range of values provided in such reports and any subsequent updates to the valuation of our properties made by the Adviser involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical or forecasted operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent valuation advisor may review information supplied or otherwise made available by us for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. Our independent valuation advisor will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent valuation advisor, our independent valuation advisor will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting currently available estimates and judgments of our management and the Adviser, and will rely upon the Adviser to advise our independent valuation advisor promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of review.
In performing their analyses, the Adviser, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. Our independent valuation advisor’s review reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the review, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.
Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist the Adviser in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public, will not contain any conclusion regarding our NAV and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.
The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised. Our fund administrator will then incorporate such adjusted valuations into our NAV, which will then be reviewed and confirmed by the Adviser.
Unconsolidated Properties Held Through Joint Ventures
Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by the Adviser using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.
Valuation of Real Estate Debt and Other Securities
In general, real estate debt and other securities will be valued by the Adviser based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.
Readily available market quotations
Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate debt and other securities. When reliable market quotations for real estate debt and other securities are available from multiple sources, the Adviser will use commercially reasonable efforts to use two or more quotations and will value such investments based on the average of the quotations obtained. However, to the extent that one or more of the quotations received is determined in good faith by the Adviser to not be reliable, the Adviser may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by the Adviser. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades.
No readily available market quotations
If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).
Certain investments, such as mortgages, mezzanine loans, preferred equity or private company investments, are unlikely to have market quotations.
In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by the Adviser within the first three full months after we make such investment and no less frequently than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.
To conduct its initial quarterly valuation and subsequent quarterly revaluations of such loan investments, the Adviser will initially determine if there is adequate collateral real estate value supporting such investments and whether the investment’s yield approximates market yield. If the market yield is estimated to approximate the investment’s yield, then such investment is valued at its par value. If the market yield is not estimated to approximate the investment’s yield, the Adviser will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield.
Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local/macro real estate performance, and capital market conditions, in each case as determined in good faith by the Adviser. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, the Adviser will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that the Adviser does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will generally review and confirm the reasonableness of the valuation of our real estate debt investments without readily available market quotations upon the Adviser’s initial quarterly valuation of such investment and each month thereafter.
Our board of directors has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of our real estate debt and other securities investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate debt and other securities will not be reviewed by our independent valuation advisor or appraised.
The initial value of preferred equity and private company investments will generally be the acquisition price of such investment. Each such investment will then be valued by the Adviser within the first three full months after we make such investment and no less frequently than quarterly thereafter. The Adviser may utilize generally accepted valuation methodologies, which may include, but are not limited to, the market approach, cost approach and income approach, to value such preferred equity or private company investments. These methodologies generally include inputs such as the multiples of comparable companies, the value and performance of underlying assets, select financial statement metrics, the stock price of the investment, volatility, strike price, risk-free interest rate, dividend yield and expected term, as applicable. For each month that the Adviser does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will generally review and confirm the reasonableness of the valuation of our private company investments without readily available market quotations upon the Adviser’s initial quarterly valuation of such investment and each month thereafter.
Liabilities
We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class, as described below. Our debt will be valued at fair value in accordance with GAAP. The Adviser has advanced, and will continue to advance, our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of the commencement of this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the commencement of this offering. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through the first anniversary of the commencement of this offering are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these expenses. For purposes of calculating a monthly NAV, the stockholder servicing fee for each applicable class of shares will be calculated by multiplying the accrued monthly stockholder servicing fee rate (1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of shares for that month, after adjustment for any net portfolio income or loss, unrealized/realized gains or losses on assets and liabilities, management fee expense and performance participation allocation accrual. The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised.
Review of and Changes to Our Valuation Guidelines
The Adviser reviews our valuation guidelines and methodologies with our board of directors, including a majority of our independent directors, at least annually. From time to time, our board of directors may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. Any changes to our valuation guidelines require the approval of our board of directors, including a majority of our independent directors.
NAV and NAV Per Share Calculation
We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class monthly. The fund administrator uses the same methodology as set forth below to calculate our NAV for each of our share classes. Our board of directors, including a majority of our independent directors, may replace [      ] with another party, including the Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV per share for each of our share classes and overseeing the process around the calculation of our NAV per share for each of our share classes, in each case, as performed by [      ].
Each class of our common stock, including the Class E shares which we are not offering to the public, has an undivided interest in our assets and liabilities, other than class-specific liabilities (including the management fee paid to the Adviser and the performance participation paid to the Special Limited Partner). In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, as finally determined and updated monthly by the Adviser, with review and confirmation for reasonableness by our independent valuation advisor, (2) our real estate debt and other securities for which third-party market quotes are available, (3) our other real estate debt and other securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ. Operating Partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the units. The Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares.
Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent the Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of the Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.
Our NAV for each class of shares will be based on the net asset values of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities (including the allocation/accrual of any performance participation to the Special Limited Partner and the deduction of any stockholder servicing fees specifically applicable to such class of shares). At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month.
Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, the Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.
Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand), and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares. At the close of business on the date that is one business day after each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.
The combination of the Class T NAV, Class S NAV, Class D NAV and Class I NAV equals the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities, including liabilities related to class-specific stockholder servicing fees. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate debt and other securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). The Adviser calculates the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.
Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month.
Relationship between NAV and Our Transaction Price
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares of our common stock sold prior to the commencement of this offering, plus for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, our transaction price per share for each share class equals our prior month’s NAV per share for such share class. The transaction price is the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares for purchase. Although the transaction price is generally based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.
In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In cases where our transaction price is not based on the prior month’s NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. The Adviser may determine whether a material change has occurred to our NAV per share since the end of the prior month and whether to set a transaction price that differs from the previous month’s NAV per share, and in such cases, has discretion over what such transaction price will be.
Our transaction price will be made publicly available by posting it on our website at www.[         ].com and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of this prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with your purchase and thus the number of shares you would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after your subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).
Limits on the Calculation of Our NAV Per Share
The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and, as with any real estate valuation protocol and as described above, the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV). See “Risk Factors — Valuations and appraisals of our real estate and real estate debt are estimates of fair value and may not necessarily correspond to realizable value,” “— Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month” and “— It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.”
Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in the Adviser’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that the Adviser must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase plan if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.
We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase plan and our ability to modify or suspend our share repurchase plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:
•
a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;

•
a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•
shares of our common stock would trade at their NAV per share on a national securities exchange;

•
a third party would offer the NAV per share for each class of shares in an arm’s-length transaction to purchase all or substantially all of our shares; or

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the NAV per share would equate to a market price of an open-ended real estate fund.

PLAN OF OPERATION
Overview
We are a Maryland corporation formed on September 7, 2022. We were formed to invest primarily in stabilized, income-oriented industrial warehouse and logistics properties. We are an externally advised, perpetual-life REIT formed to pursue the investment objectives and strategies described elsewhere in this prospectus. We intend to qualify to be taxed as a REIT for U.S. federal income tax purposes. We plan to own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner.
Our board of directors will at all times have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to the Advisory Agreement, however, we have delegated to the Adviser the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through our initial public offering of our common stock.
We intend to contribute the net proceeds from this offering which are not used or retained to pay the fees and expenses attributable to our operations to the Operating Partnership. The Operating Partnership will use the net proceeds received from us to make investments in accordance with our investment strategy and policies. We will use the net proceeds only for the purposes set forth in this prospectus and in the manner approved by our board of directors, the members of which serve as fiduciaries to our stockholders. See “Estimated Use of Proceeds.”
We have not entered into any arrangements to acquire any properties or real estate-related investments with the net proceeds from this offering. The number and type of properties or real estate-related investments that we acquire will depend upon real estate market conditions, the amount of proceeds we raise in this offering and other circumstances existing at the time we are acquiring such assets.
We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities, other than those referred to in this prospectus.
Liquidity and Capital Resources
Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating fees and expenses and to pay interest on any outstanding indebtedness we may incur. We anticipate our offering and operating fees and expenses will include, among other things, the management fee we will pay to the Adviser, the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner, stockholder servicing fees we will pay to the Dealer Manager, legal, audit and valuation expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution expenses and fees related to acquiring, financing, appraising and managing our properties. We do not have any office or personnel expenses as we do not have any employees. We will reimburse the Adviser for certain out-of-pocket expenses in connection with our operations. See “Compensation — Management Fee.” The Adviser will advance our organization and offering expenses on our behalf (other than upfront selling commissions and stockholder servicing fees) through the first anniversary of the commencement of this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the commencement of this offering. As of [      ], the Adviser had accrued approximately $[      ] of organization and offering expenses on our behalf.

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with our taxable year ending December 31, 20[  ]. In order to maintain our qualification as a REIT, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding the nature of our income and assets.
Over time, we generally intend to fund our cash needs for items other than asset acquisitions from operations. Our cash needs for acquisitions will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt.
Although we have not received any commitments from lenders to fund a line of credit to date, we may decide to obtain a line of credit to fund acquisitions, to repurchase shares pursuant to our share repurchase plan and for any other corporate purpose. If we decide to obtain a line of credit, we expect that it would afford us borrowing availability to fund repurchases pursuant to our share repurchase plan. As our assets increase, however, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund share repurchases. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund share repurchases or for other corporate purposes.
Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. We have not yet identified any sources for these types of financings.
Results of Operations
As of the date of this prospectus, we are in our organizational period and have not commenced significant operations.
Critical Accounting Policies
Below is a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. Our accounting policies have been established to conform with GAAP. The preparation of the financial statements in accordance with GAAP requires management to use judgments in the application of such policies. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Use of Estimates
The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. Our most critical accounting policies will involve decisions and assessments that could affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe, however, that all of the decisions and assessments upon which our consolidated financial statements will be based will be reasonable at the time made, based upon information available to us at that time, and subject to well controlled processes and reviews. Our critical accounting policies and accounting estimates will be expanded over time as we fully implement our business strategy. The material accounting policies and estimates that we initially expect to be most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below.

Principles of Consolidation and Variable Interest Entities
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 — Consolidation, provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We consolidate VIEs in which we are considered to be the primary beneficiary. The primary beneficiary is the entity that has both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE’s performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.
Investments in Real Estate
In accordance with the guidance for business combinations, we will determine whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, we will account for the transaction as an asset acquisition. Whether the acquisition of a property acquired is considered a business combination or asset acquisition, we will recognize the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. In addition, for transactions that will be considered business combinations, we will evaluate the existence of goodwill or a gain from a bargain purchase. We would expense acquisition-related costs associated with business combinations as they are incurred. We will capitalize acquisition-related costs associated with asset acquisitions.
Upon acquisition of a property, we will assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above-market and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities. We will assess and consider fair value based on estimated cash flow projections that utilize discount or capitalization rates that we deem appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.
The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals.
We will record acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.
Our management will review our real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value if held for use, or fair value, less cost to sell if classified as held for sale. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to our results.
Real Estate Joint Ventures and Partnerships
We will account for our investments in unconsolidated joint ventures under the equity method of accounting. We will apply the equity method by initially recording these investments at cost, as investments in unconsolidated joint ventures, subsequently adjusted for equity in earnings and cash contributions and distributions. Generally, we would discontinue applying the equity method when the investment (and any advances) is reduced to zero and would not provide for additional losses unless the we have guaranteed obligations of the venture or are otherwise committed to providing further financial support for the investee. If the venture subsequently generates income, we only recognize our share of such income to the extent it exceeds our share of previously unrecognized losses. We expect to classify distributions received from our investments in unconsolidated joint ventures using the nature of the distribution approach.
On a periodic basis, management will assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each investment (particularly in commercial real estate joint ventures) will be based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future.
Real Estate Securities
We will classify our real estate securities investments on the date of acquisition of the investment. Real estate securities that we do not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses on all securities, except for Government National Mortgage Association (“GNMA”) interest-only and Federal Home Loan Mortgage Corp (“FHLMC”) interest-only securities (collectively, “Agency interest-only securities”) and equity securities, recorded as a component of other comprehensive income (loss) in shareholders’ equity.
Agency interest-only securities will be considered to be hybrid financial instruments that contain embedded derivatives. As a result, we anticipate accounting for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in earnings in the consolidated statements of income in accordance with ASC Topic 815 — Derivatives and Hedging. Our recognition of interest income from our Agency interest-only securities and all other securities, including effective interest from amortization of premiums, will follow our revenue recognition policy for recognizing interest income on its securities. The interest income recognized from our Agency interest-only securities will be recorded in interest income on the consolidated statements of income. We will use the specific identification method when determining the cost of securities sold and the amount of gain (loss) on securities recognized in earnings. We will account for the changes in the fair value of the unfunded portion of our GNMA securities, which are included in real estate securities, available-for-sale, on the consolidated balance sheet, as available for sale securities. Unrealized losses on securities that, in the judgment of management, are other than temporary will be charged against earnings as a loss in the consolidated statements of income.
Equity securities will be classified as available-for-sale. We may elect the fair market value option for accounting for these equity securities and changes in fair value would be recorded in current period earnings.
When the estimated fair value of an available-for-sale security is less than amortized cost, we will consider whether there is an other-than-temporary impairment in the value of the security.

Mortgage Loan Receivables Held for Investment
Loans for which we have the intention and ability to hold for the foreseeable future, or until maturity or payoff, will be reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for credit losses. Loan origination fees and direct loan origination costs will be deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments. Upon the decision to sell such loans, we will transfer the loan from mortgage loan receivables held for investment to mortgage loan receivables held for sale at the lower of carrying value or fair value on the consolidated balance sheets.
Provision for Loan Losses
We will evaluate each loan for impairment at least quarterly. Impairment occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. If the loan is considered to be impaired, an allowance will be recorded to reduce the carrying value of the loan to the present value of the expected future cash flows discounted at the loan’s effective rate or the fair value of the collateral, less the estimated costs to sell, if recovery of our investment is expected solely from the collateral. We may use the direct capitalization rate valuation methodology or the sales comparison approach to estimate the fair value of the collateral for such loans and in certain cases will obtain external appraisals and take into account potential sale bids. Determining fair value of the collateral may take into account a number of assumptions including, but not limited to, cash flow projections, market capitalization rates, discount rates and data regarding recent comparable sales of similar properties. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties. We expect to use a credit loss model (“CECL”) for estimating the provision for loan losses on our loan portfolio. The CECL model requires the consideration of possible credit losses over the life of an instrument and includes a portfolio-based component and an asset-specific component.
We anticipate that our loans will be typically collateralized by real estate directly or indirectly. As a result, we will regularly evaluate the extent and impact of any credit deterioration associated with the performance or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan at maturity, and (iii) the property’s liquidation value. We will also evaluate the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition, we will consider the overall economic environment, real estate sector, and geographic submarket in which the collateral property is located. Such impairment analyses will be completed and reviewed by asset management and underwriting personnel, who utilize various data sources, including (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers’ business plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and other market data and ultimately presented to management for approval.
A loan is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when a concession is granted and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loans. Generally, when granting concessions, we will seek to protect our position by requiring incremental pay downs, additional collateral or guarantees and, in some cases, lookback features or equity interests to offset concessions granted should conditions impacting the loan improve. Our determination of credit losses is impacted by TDRs whereby loans that have gone through TDRs are considered impaired and are assessed for specific reserves. Loans previously restructured under TDRs that subsequently default are reassessed to incorporate our current assumptions on expected cash flows and additional provision expense is recorded to the extent necessary.
We will designate non-accrual loans generally when (i) the principal or coupon interest components of loan payments become 90-days past due or (ii) in our opinion, it is doubtful we will be able to collect all amounts due according to the contractual terms of the loan. Interest income on non-accrual loans in which we reasonably expect a full recovery of the loan’s outstanding principal balance is recognized when received in cash. Otherwise, income recognition will be suspended and any cash received will be applied as a reduction to the amortized cost. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and future principal and coupon interest are reasonably assured to be received in accordance with the contractual loan terms. A loan will be written off when management has determined it is no longer realizable and deemed non-recoverable.
Derivative Instruments
In the normal course of business, we are exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. To address exposure to interest rates, we anticipate using derivatives primarily to economically hedge the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. We may use a variety of derivative instruments that are considered conventional, or “plain vanilla” derivatives, including interest rate swaps, futures, caps, collars and floors, to manage interest rate risk.
To determine the fair value of derivative instruments, we will use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, and termination cost may be used to determine fair value. All such methods of measuring fair value for derivative instruments will result in an estimate of fair value, and such value may never actually be realized.
We will recognize all derivatives on the consolidated balance sheets at fair value. We will evaluate whether derivatives as hedges qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of, these derivatives will be recognized in net result from derivative transactions in the accompanying consolidated statements of income. We will record derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately on our consolidated balance sheets.
Revenue Recognition
Our expected sources of revenue arising from leasing arrangements and the related revenue recognition policies are as follows:
Rental revenue will consist primarily of base rent arising from tenant operating leases at our properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. We begin to recognize revenue when a tenant takes possession of the leased space. We include its tenant reimbursement income in rental revenue that consist of amounts due from tenants for costs related to common area maintenance, real estate taxes and other recoverable costs included in lease agreements. We recognize acquired in-place “above-” and “below-market” leases at their fair values and the amortization of these leases is recognized over the original term of the respective leases as an adjustment to rental revenue.
We will derive revenue pursuant to lease agreements. At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease inception, we determine whether each lease is a sales-type, direct financing or operating lease. Such classification is based on whether the lessee gains control of the underlying asset and the lessor therefore relinquishes control to the lessee under certain criteria (sales-type or direct-financing); or all other leases that do not meet the criteria as sales-type or direct financing leases (operating).
Lease revenue (including straight-line lease revenue) is only recognized when deemed probable of collection. Collectability is assessed for each tenant receivable using various criteria including credit ratings , guarantees, past collection issues, and the current economic and business environment affecting the tenant. If collectability of the contractual rent stream is not deemed probable, receivables will be written off through revenue and revenue will only be recognized upon receipt of cash from the tenant.
Interest Income
Income from commercial mortgage loans will consist of income from interest earned and recognized as operating income based upon the principal amount outstanding and the contracted interest rate along with origination fees. The accrual of interest income on mortgage loans is discontinued when in management’s opinion, the borrower may be unable to meet payments as they become due (“nonaccrual mortgage loans”), unless the loan is well-secured and is in the process of collection. Interest income on nonaccrual mortgage loans is subsequently recognized only to the extent cash payment are received until the loans are returned to accrual status.
Income Taxes
As a REIT, we will not be subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. We intend to operate in a manner that allows us to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. We will monitor the business and transactions that may potentially impact our REIT status. If we were to fail to meet these requirements, we could be subject to federal income tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We would also be disqualified for the four taxable years following the year during which qualification was lost unless we were entitled to relief under specific statutory provisions.
We may elect to form wholly-owned subsidiaries to function as “taxable REIT subsidiaries.” In general, a taxable REIT subsidiary may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. Taxable REIT subsidiaries are subject to taxation at regular federal corporate tax rates. We account for applicable income taxes by utilizing the asset and liability method. As such, we record deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized.
Quantitative and Qualitative Disclosures about Market Risk
We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Also, we will be exposed to both credit risk and market risk.
Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.
Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced. Our board of directors has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

PRIOR PERFORMANCE SUMMARY
The information presented in this section presents the historical experience of real estate investment programs (excluding separately managed accounts and co-investment accounts unless otherwise noted) sponsored in the last ten years by BentallGreenOak and its affiliates. Our structure and investment strategy are different from these prior programs and our performance will depend on factors that may not be applicable to or affect the performance of these other programs. Further, all of the prior programs discussed in this section were conducted through privately-held entities that were not subject to all of the laws and regulations that will apply to us as a publicly offered REIT. Investors should not assume that they will experience returns, if any, that are comparable to those experienced by investors in the prior programs. The Prior Performance Tables included in this prospectus, beginning on page A-1, include further information regarding certain prior programs. References herein to BentallGreenOak include its affiliates.
Capital Raising
BentallGreenOak has programs that invest primarily in real property and programs that invest primarily in real estate-related debt. During the ten year period ended December 31, 2021, BentallGreenOak sponsored 26 real estate programs, consisting of: (1) 19 private programs that invest primarily in real property and (2) seven programs that invest primarily in real estate-related debt. We refer to these 27 programs as the “prior programs”. BentallGreenOak also raised capital for numerous separately managed accounts and co-investment accounts during this period. In the aggregate, during this period BentallGreenOak raised approximately more than $23 billion from approximately 1,000 investors from its prior programs.
Excluded from the prior programs described herein are certain separately managed accounts, funds and joint ventures for which BentallGreenOak raised capital but did not have discretion over the selection of investments for such accounts, including the Sun Life Financial Inc. General Account, the Adviser’s majority shareholder and a regulated insurance company. Also excluded is the BentallGreenOak Strategic Capital Partners fund programs and separately managed accounts which BentallGreenOak acquired in April 2021.
Please see “Appendix A: Prior Performance Tables — Table I” for more detailed information about fund raising for certain prior BentallGreenOak real estate programs during the three-year period ended December 31, 2021.
Investments
During the ten years ended December 31, 2021, prior BentallGreenOak real estate programs made investments in approximately 600 real estate properties with an aggregate investment amount of approximately $30 billion. The table below provides details about the location and aggregate dollar amount of these properties.
	Property Investments
Location	Number	Cost(*)
		(In millions)
United States	264	$9,191
Europe	131	4,428
Asia Pacific	109	7,065
Canada	87	9,049
Total	591	$29,733

(*)
Represents the programs’ equity investments.

The table above and the immediately preceding paragraph do not include approximately $4 billion of investments in the prior programs focused on real estate-related debt.
The following table gives a breakdown of the aggregate investments (based on dollar amount of investments) made by the prior BentallGreenOak Real Estate programs, categorized by property type, as of December 31, 2021.

Type of Property	Total
Office	39%
Industrial/Logistics	29%
Residential	15%
Hospitality	9%
Retail	5%
Other	3%
Total	100%
Sales and Dispositions
Approximately 400 investments in real property have been disposed of by BentallGreenOak Real Estate prior programs during the 10 years ended December 31, 2021. The aggregate net sales proceeds of such properties was approximately $10 billion and the aggregate original cost was approximately $7 billion.
Please see “Appendix A: Prior Performance Tables — Table III” for information about the operating results of certain BentallGreenOak Real Estate prior programs, the offerings of which are open or closed in the five years ended December 31, 2021.
Investment Objectives
We consider a program to have an investment objective similar to that of our real estate portfolio if the program seeks steady income and potential capital appreciation by investing primarily in stabilized and/or substantially stabilized real estate.
We consider a program to have an investment objective similar to that of our real estate-related securities portfolio if the program invests primarily in liquid public and private real estate-related debt securities, including, but not limited to, CMBS, mortgages, loans, mezzanine or other forms of debt.
Prior Program Summary
Below is a description of all of the BentallGreenOak Real Estate prior programs that were in their investment and/or operational phases in the last ten years. As noted under “— Investment Objectives,” not all of the prior programs have investment objectives similar to ours.
Real Property Programs
BentallGreenOak has sponsored and managed 19 prior programs that invest primarily in real property (in addition to separately managed accounts and co-investment accounts and taking into account any related parallel funds and alternative investment vehicles) during the ten years ended December 31, 2021. Each of these programs primarily made or make control-oriented privately-negotiated real estate-related equity investments.
These 20 programs (including related parallel funds and alternative investment vehicles) are as follows:
•
GreenOak US II (“GO US II”) launched in May 2013 and closed in September 2014 with a total of $756 million of capital commitments. GO US II pursued an investment strategy focused on office, residential, retail and hospitality investments within the United States.

•
GreenOak US III (“GO US III”) launched in March 2016 and closed in May 2018 with a total of $1.6 billion of capital commitments. GO US III pursued an investment strategy focused on office, residential, retail and hospitality investments within the United States.

•
BentallGreenOak US IV (“GO US IV”) launched in August 2021 and as of December 31, 2021 has closed $202 million of capital commitments and continues to raise capital for the program. GO US IV’s investment strategy is focused on industrial, multifamily and selective makes the majority of its investments in the US., although it is permitted to make investments in Canada, subject to investment limitations.

•
BentallGreenOak US Cold Storage (“BGO Cold Storage”) launched in January 2021and closed in February 2022 with a total of $1.2 billion of capital commitments. BGO Cold Storage’s investment strategy is focused on investing in real estate and real estate-related assets related to the temperature-controlled warehouse industry primarily in the United States, although it is permitted to make investments in Canada, subject to investment limitations.

•
MC GreenOak Core Plus Fund (“MCGO I”) launched in December 2015 and closed in August 2018 with a total of $200 million of capital commitments. MCGO I pursued an investment strategy focused on “core+” real estate in the office and residential sectors all of which were in the United States.

•
BentallGreenOak US Core Plus (“BGO Core Plus”) launched in July 2020 and as of December 31, 2021 has $752 million of capital commitments. BGO Core Plus invests in “core+” real estate and real estate-related assets in the United States (which are generally substantially stabilized assets generating relatively stable cash flow), with a focus on multifamily and industrial assets in major U.S. markets.

•
BentallGreenOak Diversified US Property Fund (“BGO-D”) had a net asset value of $9.3 billion as of December 31, 2021. BGO-D invests in core real estate and real-estate related assets in the United States.

•
GreenOak Japan (“GO Japan”) launched in January 2012 and closed in July 2013 with a total of $260 million of capital commitments. GO Japan pursued an investment strategy focused on office investments in Japan.

•
GreenOak Asia II (“GO Asia II”) launched in September 2014 and closed in February 2016 with a total of $654 million of capital commitments. GO Asia II pursued an investment strategy focused on office, residential, logistics and hospitality investments in Japan and Korea.

•
GreenOak Asia III (“GO Asia III”) launched in February 2019 and closed in October 2020 with a total of $1.6 billion of capital commitments. GO Asia III pursued an investment strategy focused on office, residential, logistics and hospitality investments in mainly Japan and Korea, although it is permitted to make investments in Australia, Hong Kong and Singapore, subject to investment limitations.

•
GreenOak Spain (“GO Spain”) launched in November 2014 and closed in July 2015 with a total of €260 million of capital commitments. GO Spain pursued an investment strategy focused primarily on office and logistics investments in Spain, although it was permitted to make investments in certain other European countries.

•
GreenOak Europe II (“GO EU II”) launched in February 2016 and closed in April 2018 with a total of €656 million of capital commitments. GO Europe II pursued an investment strategy focused primarily on office and logistics investments in Spain, Italy, France, Belgium and the Netherlands.

•
GreenOak Europe III (“GO EU III”) launched in October 2018 and closed in March 2021 with a total of €1.5 billion of capital commitments. GO Europe III pursued an investment strategy focused primarily on logistics in investments mainly in Spain, Italy, France, Germany as well as other major European economies.

•
BentallGreenOak Europe IV (“BGO EU IV”) launched in October 2021 and as of December 31, 2021 has total capital commitments of €807 million of capital commitments and continues to raise capital for the program. GO Europe IV will focus on invests throughout Europe.

•
GreenOak Europe Core Plus Logistics I (“GO EUL”) launched in November 2018 and closed in April 2018 with a total of €656 million of capital commitments. GO EUL invested in logistics assets throughout Europe.

•
BentallGreenOak Europe Core Plus Logistics (“BGO EUL”) launched in October 2021 and as of December 31, 2021 has a total of €215 million of capital commitments. BGO EUL will invest in logistics assets throughout Europe.

•
BentallGreenOak China Real Estate Fund II (“China II”) closed in 2015 with total capital commitments of $262.5 million. China II pursued an investment strategy focused on real estate and real-estate related investments in Greater China.

•
BentallGreenOak China Real Estate Fund III (“China III”) launched in May 2018 and closed in February 2020 with total capital commitments of $205 million. China III pursues an investment strategy focused on real estate and real-estate related investments in Greater China.

•
BentallGreenOak Canadian Prime Property Fund (“BGO Prime”) is an opened ended fund with a net asset value of CAD$6.9 billion. BGO Prime invests in a diversified mix of office, industrial, retail, multifamily residential, land and other income-producing properties, which produce stable cash returns, combined with value appreciation potential throughout Canada.

Real Estate-Related Debt Programs
BentallGreenOak has sponsored and managed seven private commercial real estate debt funds (in addition to separately managed accounts and co-investment accounts and taking into account related parallel funds and alternative investment vehicles) during the ten years ended December 31, 2021.
These seven programs (including related parallel funds and alternative investment vehicles) are as follows:
•
GreenOak UK Secured Lending Fund (“GOUKI”) launched in July 2013 and closed in June 2015 £224 million of capital commitments. GOUKI’s investment objective is to originate whole loans secured against commercial real estate in the United Kingdom.

•
GreenOak UK Secured Lending Fund II (“GOUKII”) launched in March 2016 and closed in July 2017 with £625 million of capital commitments. GOUKII’s investment objective is to originate whole loans secured against commercial real estate in the United Kingdom.

•
GreenOak UK Secured Lending Fund III (“GOUKIII”) launched in April 2020 and has closed commitments as of December 31, 2021 of £975 million of capital commitments and continues to raise capital for the program. GOUKIII’s investment objective is to originate whole loans secured against commercial real estate in the United Kingdom.

•
GreenOak Europe Secured Lending Fund (“GOEUSEC”) launched in October 2015 and closed in October 2017 with €660.5 million of capital commitments. GOEUSEC’s investment objective is to originate loans secured against commercial real estate in the Europe, with a specific focus on Germany, the Netherlands, the Nordics (including Sweden, Norway, Denmark and Finland) and Ireland.

•
GreenOak Europe Secured Lending Fund II (“GOEUSECII”) launched in October 2015 and closed in October 2017 with €660.5 million of capital commitments. GOEUSEC’s investment objective is to originate loans secured against commercial real estate in Europe, with a specific focus on Germany, the Netherlands, the Nordics (including Sweden, Norway, Denmark and Finland) and Ireland.

•
BentallGreenOak High Yield Canadian Property Fund I (“BGO High Yield”) was closed launched in October 2016 with a final closing in July 2017 of CAD$330.6 million of capital commitments. BGO High Yield’s investment objective includes investing in direct investments in, or loans secured against, real property in Canada.

•
GreenOak Tactical Lending Fund (“GOTactical”) launched in December 2018 and closed in December 2019 with €231.4 million of capital commitments. GOTactical’s investment objective is to originate loans secured against commercial real estate in Europe, with a specific focus on Germany, the Netherlands, the Nordics (including Sweden, Norway, Denmark and Finland) and Ireland.

Material Adverse Developments on Prior Programs
BentallGreenOak has sponsored and managed real estate private funds through various economic cycles and through periods of disruption, including most recently, the COVID-19 pandemic. Adverse business developments in prior programs were generally the result of broader economic distress and, in most cases, were, or are expected to be temporary in nature. The recent global outbreak of the COVID-19 pandemic has adversely impacted global commercial activity and has contributed to significant volatility in financial markets. As such, the COVID-19 pandemic presents material uncertainty and risk with respect to the performance and financial results of certain BentallGreenOak programs.
Additionally, the real estate programs have from time to time realized losses on certain investments, had tenants file for protection from creditors under the bankruptcy code, tenants vacate facilities prior to or at the end of, or cease operations during, a lease term, and litigation with tenants involving lease defaults and sales of properties. These developments caused a reduction in cash flow and an increase in administrative expenses during certain periods.
Following the COVID-19 pandemic, one prior program gave back to a lender via a deed-in-lieu of foreclosure one property, resulting in a loss of $50 million. The property was in retail and most of the loss was a result of conditions caused by the COVID-19 pandemic.
During the 10-year period ended December 31, 2021, BGO-D and BGO Prime made partial redemption payouts based on investors’ withdrawal requests. At no time during that period were the redemption provisions of these programs fully closed. BGO-D and Canadian Prime have different liquidity provisions/repurchase programs than our company.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth, as of the date of this prospectus, information regarding the number and percentage of shares of our common stock owned by each director, our named executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the persons named below is in care of our principal executive offices at 399 Park Avenue, 18th Floor, New York, NY 10022.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Directors and Named Executive Officers:
John Carrafiell	0	0%
Michael Glimcher	0	0%
Devinder Gill	0	0%
Matthew Gorman	0	0%
Jacqui Dagan	0	0%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
[ ]	[ ]	[ ]%
All current executive officers and directors as a group ([ ] persons)	[ ]	[ ]%
5% Stockholders
BentallGreenOak (U.S.) Limited Partnership	200,000	100%

DESCRIPTION OF CAPITAL STOCK
We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our stock is a summary of all material provisions concerning our stock and you should refer to the MGCL and our charter and bylaws. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. You can obtain copies of our charter and bylaws and every other exhibit to our registration statement. See the “Where You Can Find More Information; Incorporation by Reference” section below.
Under our charter, we have authority to issue a total of 3,100,000,000 shares of capital stock. Of the total shares of stock authorized, 3,000,000,000 shares are classified as common stock with a par value of $0.01 per share, 600,000,000 of which are classified as Class T shares, 600,000,000 of which are classified as Class S shares, 600,000,000 of which are classified as Class D shares, 600,000,000 of which are classified as Class I shares, 600,000,000 of which are classified as Class E shares, and 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Common Stock
Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Consistent with the NASAA guidelines, our bylaws provide that the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restriction on ownership and transfer of stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Upon issuance for full payment in accordance with the terms of this offering, all shares of our common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares of stock that we issue.
Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new class or series of shares of stock.
We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. [     ] acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to you at no charge upon written request.
Class T Shares
Each Class T share issued in the primary offering will be subject to an upfront selling commission of up to 3.0%, and an upfront dealer manager fee of 0.5%, of the transaction price of each Class T share sold in the offering on the date of the purchase, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

We will pay the Dealer Manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares. For each Class T share, this stockholder servicing fee consists of an advisor stockholder servicing fee and a dealer stockholder servicing fee. We expect that generally the advisor stockholder servicing fee will equal 0.65% per annum and the dealer stockholder servicing fee will equal 0.20% per annum, of the aggregate NAV for each Class T share. However, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The stockholder servicing fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
The upfront selling commission and dealer manager fee will not be payable in respect of any Class T shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the stockholder servicing fee payable with respect to all our outstanding Class T shares.
We will cease paying the stockholder servicing fee with respect to any Class T share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) over approximately 7 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class T share would total approximately $[      ].
Class S Shares
Each Class S share issued in the primary offering will be subject to an upfront selling commission of up to 3.5% of the transaction price of each Class S share sold in the offering on the date of the purchase. The Dealer Manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. No upfront dealer manager fees are paid for sales of any Class S shares.
We will pay the Dealer Manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The stockholder servicing fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
The upfront selling commission will not be payable in respect of any Class S shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the stockholder servicing fee payable with respect to all our outstanding Class S shares.
We will cease paying the stockholder servicing fee with respect to any Class S share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class S share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class S share over approximately 7 years from the date of purchase, assuming payment of the full upfront selling commissions, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class S share would total approximately $[      ].
Class D Shares
Each Class D share issued in the primary offering will be subject to an upfront selling commission of up to 1.5% of the transaction price of each Class D share sold in the offering on the date of the purchase. The Dealer Manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. No upfront dealer manager fees are paid for sales of any Class D shares.
We will pay the Dealer Manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares sold pursuant to our distribution reinvestment plan. The stockholder servicing fees are paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
No upfront selling commissions are payable in respect of any Class D shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the stockholder servicing fee payable with respect to all our outstanding Class D shares.
Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
We will cease paying the stockholder servicing fee with respect to any Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class D share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class D share over approximately 30 years from the date of purchase, assuming opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class D share would total approximately $[      ].
Class I Shares
No upfront selling commissions or dealer manager fees or stockholder servicing fees will be paid for sales of any Class I shares.
Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, BentallGreenOak or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers (6) by Other BentallGreenOak Accounts or (7) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class T or Class D shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Class E Shares
No upfront selling commissions or dealer manager fees or stockholder servicing fees will be paid for sales of any Class E shares. In addition, we do not pay the Adviser a management fee with respect to the Class E shares.
Class E shares are available for purchase through a private offering only by (i) our officers and directors, (ii) affiliates or employees of BentallGreenOak, (iii) Other BentallGreenOak Accounts and (iv) Sun Life or its affiliates in connection with the Seed Portfolio Acquisition.
Sun Life Repurchase Rights
The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition are not eligible for repurchase pursuant to the share repurchase plan adopted by our board of directors in connection with this offering. The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition will only be eligible for repurchase by us following [      ]. Following such period, Sun Life may request that we repurchase such Class E shares/units on [      ]. We will repurchase Class E shares/ units at a price per share equal to the most recently determined NAV per Class E share/unit as of the repurchase date.
The aggregate amount of Class E shares/units that we are required to repurchase in any month will be limited to [      ]. In addition, we will not repurchase any Class E shares/units during any period that our share repurchase plan has been suspended.
However, the Class E shares issued to our independent directors in connection with their compensation are eligible for repurchase pursuant to our share repurchase plan.
Other Terms of Common Stock
If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed the applicable limit as described in the “— Class T Shares,” “— Class S Shares” and “— Class D Shares” sections above, each Class T share, Class S share, Class E share and Class D share (including any fractional share) held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (or fraction thereof) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets or (iii) after termination of the primary portion of the offering in which such Class T shares, Class S shares and Class D shares were sold, the end of the month in which we, with the assistance of the Dealer Manager, determine that all underwriting compensation from all sources in connection with the offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the primary portion of the offering. In addition, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share, Class E share and Class D share (including any fractional share) will automatically convert into a number of Class I shares (or fraction thereof) with an equivalent NAV as such share.
Preferred Stock
Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval, and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock.
However, the voting rights per share of any series or class of preferred stock sold in a private offering may not exceed voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to us for each privately-held preferred share bears to the book value of each outstanding publicly held share. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Our board of directors has no present plans to issue any preferred stock, but may do so at any time in the future without stockholder approval.
Meetings and Special Voting Requirements
An annual meeting of the stockholders will be held each year, commencing in 20[  ], upon reasonable notice to our stockholders, but no sooner than 30 days after delivery of our annual report to stockholders. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors or our chief executive officer, president or chairperson of the board of directors and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the meeting. Upon receipt of a written request stating the purpose of any such special meeting, our secretary will provide a written notice to our stockholders within 10 days of receipt of such written request, stating the purpose of the meeting and setting a meeting date not less than 15 nor more than 60 days after the delivery of such notice. The presence either in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast on such matter at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.
Under the MGCL and our charter, stockholders generally are entitled to vote at a duly held meeting at which a quorum is present on (1) amendments to our charter, (2) our liquidation and dissolution, (3) a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of our assets, (4) election or removal of our directors, and (5) such other matters that our board of directors have declared advisable and directed that the matter be submitted to our stockholders for approval or ratification. Except with respect to the election of directors or as otherwise provided in the MGCL or our charter, the vote of stockholders holding a majority of the outstanding shares of our stock entitled to vote is required to approve any such action, and no such action can be taken by our board of directors without such majority vote of our stockholders. In addition, although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or dissolve us without the necessity for concurrence by our board of directors, we are required to comply with the MGCL, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, our board of directors must first adopt a resolution that the proposed action is advisable and directing the matter to be submitted to the stockholders. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 or Title 3, Subtitle 7 of the MGCL unless our board of directors determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders have the power, without the concurrence of the directors, to remove a director from our board of directors with or without cause, by the affirmative vote of a majority of the shares of stock entitled to vote generally in the election of directors.
Stockholders are entitled to receive a copy of our stockholder list upon request. The list provided by us will include each stockholder’s name, address and telephone number and number of shares of stock owned by each stockholder and will be sent within 10 days of our receipt of the request. The stockholder list will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder’s designated agent at our corporate offices upon the request of a stockholder. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. The copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. The purposes for which a stockholder may request a copy of the stockholder list include, but are not limited to, matters relating to stockholders’ voting rights, the exercise of stockholder rights under federal proxy laws and any other proper purpose. If the Adviser or our board of directors neglects or refuses to exhibit, produce or mail a copy of our stockholder list as requested, the Adviser and/or our board of directors, as the case may be, will be liable to any stockholder requesting our stockholder list for the costs, including reasonable attorneys’ fees, incurred by that stockholder for compelling the production of our stockholder list, and for actual damages suffered by any such stockholder by reason of such refusal or neglect. It will be a defense that the actual purpose and reason for the requests for inspection or for a copy of our stockholder list is to secure such list or other information for the purpose of selling our stockholder list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to our affairs. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests unrelated to such stockholder’s interest in us. The remedies provided by our charter to stockholders requesting copies of our stockholder list are in addition to, and will not in any way limit, other remedies available to stockholders under federal law, or the laws of any state.
In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies by a stockholder for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholder may make the distribution of such materials.
Furthermore, pursuant to our charter, any stockholder and any designated representative thereof will be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Additionally, one or more persons, who for at least six months have held at least 5% of the shares of any class, are entitled to inspect the “books of account” of a Maryland corporation. Because our stockholders are entitled to inspect only those corporate records that stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow corporate stockholders to inspect and copy. Requests to inspect and/or copy our corporate records must be made in writing to: BentallGreenOak Industrial Real Estate Income Trust, Inc., 399 Park Avenue, 18th Floor, New York, NY 1022. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our charter and Maryland law.
Restrictions on Ownership and Transfer
Our charter contains restrictions on the number of shares of our stock that a person or group may own. No person or group may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding stock of all classes or series unless they receive an exemption (prospectively or retroactively) from our board of directors.
Subject to certain limitations, our board of directors, in its sole discretion, may exempt a person prospectively or retroactively from, or modify, these limits, subject to such terms, conditions, representations and undertakings as required by our charter and as our board of directors may determine. Our board of directors has granted limited exemptions to certain persons who directly or indirectly own our stock, including directors, officers and stockholders controlled by them or trusts for the benefit of their families.
Our charter further prohibits any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as described below, is required to give us immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for us to qualify as a REIT.
Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, except for a transfer which results in shares being beneficially owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee will acquire no rights in such shares, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in our charter, prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.
Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferor to the transferee. Any net sale proceeds in excess of the amount payable per share to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.
In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferor and are owed to the proposed transferor to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiaries.
If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or our failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee will acquire no rights in such shares.
All certificates, if any, representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.
Every owner of more than 5% of the outstanding shares of our stock during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by our board of directors, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner will provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any subsequent transferee to whom you transfer any of your shares of our stock must also comply with the suitability standards we have established for our stockholders. See the “Suitability Standards” section of this prospectus.
Distribution Policy
We intend to declare distributions based on record dates established by our board of directors and to pay such distributions on a monthly basis commencing with the first full calendar quarter after the commencement of this offering. Our distribution policy will be set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock.
Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class T shares, Class S shares, Class D shares, Class E shares and Class I shares will likely differ because of different class-specific stockholder servicing fees that are deducted from the gross distributions for each share class. We expect to use the “record share” method of determining the per share amount of distributions on Class T shares, Class S shares, Class D shares and Class I shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on shares of our common stock will be increased by the sum of all class-specific stockholder servicing fees for such period. Such amount will be divided by the number of shares of our common stock outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific stockholder servicing fees allocable to such class.
To qualify to be taxed as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. See the “Material U.S. Federal Income Tax Considerations — Taxation of REITs in General — Requirements for Qualification as a REIT” and “Material U.S. Federal Income Tax Considerations — Annual Distribution Requirements Applicable to REITs” sections of this prospectus. Generally, income distributed to stockholders will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.
Distributions will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Our board of directors’ discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities (in this offering or subsequent offerings, if any) or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of distributions paid by us.
In addition, under Maryland law, a dividend may not be declared if, after giving effect to its the payment, the corporation would not be able to pay its debts as they become due in normal course or if its assets would not exceed its liabilities.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayments under our assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may fund from such sources. The extent to which we fund distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in Class I shares or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units or Class E units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate debt portfolio. Funding distributions from borrowings, offering proceeds, the sale of our assets, and repayments of our real estate debt investments will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.
Under the MGCL, our board of directors may delegate to a committee of directors the power to fix the amount and other terms of a distribution. In addition, if our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.

Distributions in kind will not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan. Holders of shares of our common stock will have the cash distributions attributable to the shares they own reinvested in additional shares; provided, however, that clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan and stockholder that are residents of certain states that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan. Any cash distributions attributable to the shares of our common stock owned by participants in the distribution reinvestment plan will be immediately reinvested in additional shares of the same class on behalf of the participants on the business day such distribution would have been paid to such stockholder. See “Material U.S. Federal Income Tax Considerations” for information concerning the U.S. federal income tax consequences of participating in the distribution reinvestment plan.
The per share purchase price for shares of our common stock purchased pursuant to the distribution reinvestment plan will be equal to the transaction price for the applicable class of shares at the time the distribution is payable. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares of our common stock pursuant to the distribution reinvestment plan. The stockholder servicing fees with respect to our Class T shares, Class S shares and Class D shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan. Shares acquired under the distribution reinvestment plan will entitle the participant to the same rights and be treated in the same manner as shares purchased in this offering.
We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten business days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten business days’ prior written notice to participants. A stockholder’s participation in the distribution reinvestment plan will be terminated to the extent that a reinvestment of such stockholder’s distributions would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us.
Account Statements
Our transfer agent will provide on a quarterly basis to each participant in the distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the quarter, (2) the number of shares of our common stock purchased during the quarter, (3) the per share purchase price for such shares and (4) the total number of shares of common stock purchased on behalf of the participant under the plan. On an annual basis, tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year will be provided to each applicable participant.
Restrictions on Roll-Up Transactions
In accordance with our charter, in connection with any proposed transaction considered a “Roll-up Transaction” involving us and the issuance of securities of an entity that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all of our assets must be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal must be filed with the SEC and the states. The assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and must indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser must clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with any proposed Roll-up Transaction.
A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, or a “Roll-up Entity,” that would be created or would survive after the successful completion of such transaction. The term Roll-up Transaction does not include:
•
a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•
a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: stockholder voting rights; the term of our existence; compensation to the Adviser; or our investment objectives.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to common stockholders who vote “against” the Roll-up Transaction the choice of:
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accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or

•
one of the following:

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remaining as holders of our stock and preserving their interests therein on the same terms and conditions as existed previously; or

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receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:
•
that would result in the common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws and described elsewhere in this prospectus, including rights with respect to the election of directors, the removal of the Adviser, the directors or any of their affiliates, any transaction between the Company and the Adviser, the directors or any of their affiliates, annual reports, annual and special meetings, amendment of our charter, and our dissolution;

•
that includes provisions that would operate to materially impede or frustrate the accumulation of shares of stock by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of stock held by that investor;

•
in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in the “— Meetings and Special Voting Requirements” section above; or

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in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS
The following description of the terms of certain provisions of Maryland law and our charter and bylaws is only a summary. For a complete description, we refer you to the MGCL, our charter and our bylaws. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus forms a part.
Business Combinations
Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
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any person (other than the corporation or any subsidiary) who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
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80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other things, the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of our common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination (as defined in Section 3-601(e) of the MGCL) between us or any subsidiary and any other person, including BentallGreenOak, the Dealer Manager and the Adviser, is exempted from this statute, provided that such business combination is first approved by our board of directors. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed or our board of directors fails to first approve the business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
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one-tenth or more but less than one-third;

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one-third or more but less than a majority; or

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a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
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a classified board of directors;

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a two-thirds vote requirement for removing a director;

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a requirement that the number of directors be fixed only by vote of the directors;

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a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

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a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Pursuant to our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions of Subtitle 8.
Vacancies on Board of Directors; Removal of Directors
Any vacancy on our board of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.
Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.
Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If a person makes a tender offer that does not comply with such provisions, we may elect to grant tendering stockholders a rescission right with respect to their tendered shares. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Anti-takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws
The business combination provisions and the control share acquisition provisions of Maryland law, the provision of our charter electing to be subject to a provision of Subtitle 8, the Adviser’s right to designate for nomination two directors and the requirement for the board of directors to consult with the Adviser under certain circumstances involving directors and the advance notice provisions of our bylaws and the restrictions upon the ownership and transfer of our stock included in our charter could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interests.

SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT
We have summarized the material terms and provisions of the Amended and Restated Limited Partnership Agreement of BGO REIT Operating Partnership LP, which we refer to as the “partnership agreement.”
Management of the Operating Partnership
BGO REIT Operating Partnership LP was formed on September 8, 2022 to acquire and hold assets on our behalf.
We intend to hold substantially all of our assets in the Operating Partnership or in subsidiary entities in which the Operating Partnership owns an interest. For purposes of satisfying the asset and gross income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share of the assets and income of the Operating Partnership will be deemed to be our assets and income.
We are and expect to continue to be the sole general partner of the Operating Partnership. As of the date of this prospectus, the only limited partners of the Operating Partnership are us and BGO REIT Special Limited Partner LLC, the Special Limited Partner.
As the sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership. A general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. No limited partner of the Operating Partnership may transact business for the Operating Partnership, or participate in management activities or decisions, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners. Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. However, pursuant to the Advisory Agreement, we have delegated to the Adviser authority to make decisions related to the management of our and the Operating Partnership’s assets, including sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
The Special Limited Partner has expressly acknowledged and any future limited partners of the Operating Partnership will expressly acknowledge that we, as general partner, are acting on behalf of the Operating Partnership, ourselves and our stockholders collectively. Neither we nor our board of directors is under any obligation to give priority to the separate interests of the limited partners of the Operating Partnership or our stockholders in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the Operating Partnership’s limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners, provided, however, that for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners may be resolved in favor of our stockholders. We are not liable under the partnership agreement to the Operating Partnership or to any of its limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by such limited partners in connection with such decisions, provided that we have acted in good faith.
The partnership agreement requires that the Operating Partnership be operated in a manner that will enable us to (1) satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, unless we otherwise cease to qualify as a REIT, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” that is taxable as a corporation. See “Material U.S. Federal Income Tax Considerations.”
Capital Contributions
We intend to contribute the net proceeds from this offering, after payment of fees and expenses attributable to our offering and operations, to the Operating Partnership as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors, and the Operating Partnership will be deemed to have simultaneously paid the fees, commissions and other costs associated with this offering and our operations.
If the Operating Partnership requires additional funds at any time in excess of capital contributions made by us, the Operating Partnership may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, purchase of additional partnership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, the Operating Partnership may admit additional limited partners whose investments may be subject to a different management fee and repurchase limitations if our board of directors concludes in good faith that such admittance is in our best interest.
Limited Partnership Units Generally
Limited partnership units represent an interest as a limited partner in the Operating Partnership. The Operating Partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners or our stockholders. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.
Limited partners of any class do not have the right to participate in the management of the Operating Partnership. Limited partners of any class who do not participate in the management of the Operating Partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the Operating Partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the partnership agreement.
Class T Units, Class S Units, Class D Units, Class I Units and Class E Units
Partnership interests in the Operating Partnership, other than the special limited partner interest and general partner interest, are currently divided into five classes of units: Class T units; Class S units; Class D units; Class I units; and Class E units.
In general, the Class T units, Class S units, Class D units Class E units and Class I units are intended to correspond on a one-for-one basis with our Class T shares, Class S shares, Class D shares, Class E shares and Class I shares. When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.
In general, each Class T unit, Class S unit, Class D unit, Class E unit and Class I unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the Operating Partnership’s liquidation, Class T units, Class S units, Class E units and Class D units will automatically convert to Class I units, in each case in proportion to the NAV per unit of each class, and the resulting Class I units will share on a unit-by-unit basis in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the Operating Partnership.
For each Class T unit, Class S unit, Class D unit, Class E unit or Class I unit, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Operating Partnership units will not be obligated to make additional capital contributions to the Operating Partnership. Further, these holders will not have the right to make additional capital contributions to the Operating Partnership or to purchase additional Operating Partnership units without our consent as general partner.

The Adviser may elect to receive its management fee in cash, Class E shares, Class I shares, Class E units or Class I units, and distributions on the Special Limited Partner’s performance participation allocation may be payable in cash, Class E units or Class I units at the election of the Special Limited Partner. See “Compensation — Management Fee” and “— Special Limited Partner Interest” below.
For holders other than us, the Adviser or the Special Limited Partner, after owning an Operating Partnership unit for one year, Operating Partnership unitholders generally may, subject to certain restrictions, exchange Operating Partnership units for a corresponding number of shares of our common stock. The Adviser and the Special Limited Partner may exchange Class I units for a corresponding number of Class I shares at any time. The Adviser and the Special Limited Partner will have the option of exchanging shares of any class of our common stock for a number of shares of any other class with equivalent aggregate NAV.
Special Limited Partner Interest
So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly. The performance participation interest is not paid on the Class E units, and as a result, it is a class-specific expense.
Promptly following the end of each calendar quarter that is not also the end of a calendar year, the Special Limited Partner will be entitled to a performance participation allocation as described above calculated in respect of the portion of the year to date, less any performance participation allocation received with respect to prior quarters in that year (the “Quarterly Allocation”). The performance participation allocation that the Special Limited Partner is entitled to receive at the end of each calendar year will be reduced by the cumulative amount of Quarterly Allocations that year.
Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:
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First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•
Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year will equal the sum of:
(i)
all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)
the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable stockholder servicing fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable stockholder servicing fee expenses, provided that the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.
Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.
“Loss Carryforward Amount” will initially equal zero and will cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount will at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High Water Mark.”
The Special Limited Partner will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.
If a Quarterly Allocation is made and at the end of a subsequent calendar quarter in the same calendar year the Special Limited Partner is entitled to less than the previously received Quarterly Allocation(s) (a “Quarterly Shortfall”), then subsequent distributions of any Quarterly Allocations or year-end Performance Allocations in that calendar year will be reduced by an amount equal to such Quarterly Shortfall, until such time as no Quarterly Shortfall remains. If all or any portion of a Quarterly Shortfall remains at the end of a calendar year following the application described in the previous sentence, distributions of any Quarterly Allocations and year-end Performance Allocations in the subsequent four calendar years will be reduced by (i) the remaining Quarterly Shortfall plus (ii) an annual rate of 5% on the remaining Quarterly Shortfall measured from the first day of the calendar year following the year in which the Quarterly Shortfall arose and compounded quarterly (collectively, the “Quarterly Shortfall Obligation”) until such time as no Quarterly Shortfall Obligation remains; provided, that the Special Limited Partner (or its affiliate) may make a full or partial cash payment to reduce the Quarterly Shortfall Obligation at any time; provided, further, that if any Quarterly Shortfall Obligation remains following such subsequent four calendar years, then the Special Limited Partner (or its affiliate) will promptly pay the Operating Partnership the remaining Quarterly Shortfall Obligation in cash.
Distributions on the performance participation interest may be payable in cash, Class E units or Class I units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Class E units or Class I units, the Special Limited Partner may request the Operating Partnership to repurchase such Class E units or Class I units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to the Early Repurchase Deduction but will be subject to similar repurchase limits that exist under our share repurchase plan. The Operating Partnership will repurchase any such Class E units or Class I units for Class E shares or Class I shares of our common stock or cash (at the Special Limited Partner’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Class E units or Class I units will be repurchased for Class E shares or Class I shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units or Class I units. Any such repurchase requests will not be subject to the Early Repurchase Deduction, but, if such units are redeemed for shares of common stock, such shares of common stock will be subject to the same repurchase limits that exist under our share repurchase plan.
The NAV of the Operating Partnership calculated on the last trading day of a calendar year will be the amount against which changes in NAV is measured during the subsequent calendar year. In our first calendar year of operations, the performance participation will be prorated for the portion of the calendar year.

The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in the Operating Partnership’s capital structure or any distributions made after the commencement of this offering that the board of directors deems to be a return of capital (if such changes are not already reflected in the Operating Partnership’s net assets).
Except as noted above with respect to Quarterly Allocations, the Special Limited Partner will not be obligated to return any portion of performance participation paid based on our subsequent performance.
Changes in the Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year. As a result, the Special Limited Partner may be entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the Special Limited Partner at the end of such calendar year.
In the event the Advisory Agreement is terminated, the Special Limited Partner will be allocated any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.
Issuance of Additional Limited Partnership Interests
As sole general partner of the Operating Partnership, we will have the ability to cause the Operating Partnership to issue additional limited partnership interests (including Operating Partnership units), preferred partnership interests or convertible securities. We have issued Operating Partnership units, and may issue more in the future.
The Operating Partnership allows us to be organized as an UPREIT. A sale of property directly to a REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of appreciated property who desires to defer taxable gain on the transfer of such property may, subject to meeting applicable tax requirements, transfer the property to the Operating Partnership in exchange for limited partnership interests (including Operating Partnership units) on a tax-free basis. Being able to offer a seller the opportunity to defer taxation of gain until the seller disposes of its interest in the Operating Partnership may give us a competitive advantage in acquiring desired properties relative to buyers who cannot offer this opportunity.
In addition, investing in the Operating Partnership, rather than in shares of our common stock, may be more attractive to certain institutional or other investors due to their business or tax structure.
Transferability of Interests
Without the consent of a majority in interest of the limited partners of the Operating Partnership, other than interests held by us, we may not voluntarily withdraw as the general partner of the Operating Partnership, engage in any merger, consolidation or other business combination or transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless: (1) the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners of the Operating Partnership receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or (2) in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership.
With certain exceptions, the limited partners may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner.

Exculpation
We, as general partner, will not be liable to the Operating Partnership or limited partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the partnership agreement for exculpation of the general partner. Therefore, purchasers of interests in the Operating Partnership have a more limited right of action than they would have absent the limitation in the partnership agreement.
Indemnification
The partnership agreement provides for the indemnification of us, as general partner, by the Operating Partnership for liabilities we incur in dealings with third parties on behalf of the Operating Partnership. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.
Tax Matters
We are the Operating Partnership’s partnership representative and have the authority to make tax elections under the Code on the Operating Partnership’s behalf.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the material U.S. federal income tax considerations relating to the ownership of our common stock as of the date hereof by U.S. holders and non-U.S. holders, each as defined below. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in “— Taxation of Tax-Exempt Holders of Our Common Stock” below), insurance companies, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons who are eligible for the benefits of Section 892 of the Code, “qualified foreign pension funds” within the meaning of Section 897(l) of the Code (except as described in “— Taxation of Non-U.S. Holders of Our Common Stock” below), investors in pass-through entities or U.S. holders of common stock whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our common stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.
The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.
Our Taxation as a REIT
We intend to elect and qualify to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 20[ ]. We believe that we have been organized and have operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code so long as our board of directors determines that REIT qualification remains in our best interest.
In connection with this offering, Simpson Thacher & Bartlett LLP is expected to render an opinion that, commencing with our first taxable year for which we make an election to be taxed as a REIT, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and our actual and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that the opinion of Simpson Thacher & Bartlett LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of Simpson Thacher & Bartlett LLP will be based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. Simpson Thacher & Bartlett LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”
The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.
Taxation of REITs in General
As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “— Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “— Failure to Qualify.”
Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation (i.e., a corporation generally subject to U.S. federal corporate income tax). Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate, to the extent declared as a dividend and subsequently paid to our stockholders, is taxed only at the stockholder level.
If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:
•
We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•
If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•
If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. corporate income tax at the highest applicable rate.

•
If (i) due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, and (ii) we file a schedule with the IRS with a description of each item of gross income that does not satisfy either or both of the 75% gross income test or 95% gross income test, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•
If (i) we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “— Asset Tests”) due to reasonable cause and not to willful neglect, (ii) we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and (iii) we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate.

•
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification as a REIT.”

•
If we fail to distribute during each calendar year at least the sum of:

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85% of our ordinary income for such calendar year;

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95% of our capital gain net income for such calendar year; and

•
any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.
•
We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•
We will be subject to a 100% excise tax on certain amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•
If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate-level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until we dispose of that built-in gain asset during the 5-year period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to U.S. federal corporate income tax on its net income.
Requirements for Qualification as a REIT.   The Code defines a REIT as a corporation, trust or association:
(1)
that is managed by one or more trustees or directors;

(2)
the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)
that would be taxable as a domestic corporation, but for its election to be taxable as a REIT;

(4)
that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)
the beneficial ownership of which is held by 100 or more persons;

(6)
of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7)
that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8)
that meets other tests described below regarding the nature of its income and assets.

Conditions (1) through (4) must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year, but neither conditions (5) nor (6) apply to the first taxable year for which an election to be taxable as a REIT is made. We believe that we will maintain sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the ownership and transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Description of Capital Stock — Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.
To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and Treasury regulations promulgated thereunder.
Ownership of Partnership Interests.   In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below (see “— Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.
Disregarded Subsidiaries.   If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.
In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”
Taxable REIT Subsidiaries.   A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Accordingly, a domestic taxable REIT subsidiary generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.
Income earned by a taxable REIT subsidiary is not attributable to the REIT. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat dividends paid to us from such taxable REIT subsidiary, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT. For example, we may use taxable REIT subsidiaries to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.
Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.
Deductions are disallowed for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer’s business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, net operating losses or the pass-through income deduction. Such limitations may also impact the amount of U.S. federal income tax paid by any of our taxable REIT subsidiaries.
Income Tests
To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•
rents from real property;

•
interest on debt secured by mortgages on real property or on interests in real property;

•
dividends or other distributions on, and gain from the sale of, stock in other REITs;

•
gain from the sale of real property or mortgage loans;

•
abatements and refunds of taxes on real property;

•
income and gain derived from foreclosure property (as described below);

•
amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•
interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.
If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our U.S. federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “— Taxation of REITs in General.”
Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and denominator in both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our nonqualifying income, and we intend to manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.
Dividends.   We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT), including any taxable REIT subsidiary, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Dividends that we receive from any REITs in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.
Interest.   The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person; however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property (including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services) generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.
We expect that the CMBS and RMBS in which we invest generally will be treated either as interests in a grantor trust or as interests in a real estate mortgage investment conduit (“REMIC”) for U.S. federal income tax purposes and that all interest income from such CMBS and RMBS will be qualifying income for the 95% gross income test. In the case of CMBS and RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS and RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holder of the related REMIC securities.
Interest, original issue discount and market discount income that we receive or accrue from mortgage-related assets generally will be qualifying income for purposes of both gross income tests.
Hedging Transactions.   We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury regulations, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods, or (iii) in connection with the effective termination of certain hedging transactions described above will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.
We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.
Fee Income.   Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.

Rents from Real Property.   Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue if certain requirements are satisfied. We may also own an interest in a taxable REIT subsidiary which provides non-customary services to tenants without tainting our rental income from the related properties.
Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.
We intend to cause any services that are not usually or “customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from which we do not derive revenue, and which meets certain other requirements. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.
Prohibited Transactions Tax.   A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property.   Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:
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that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

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for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

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for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.
Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, net income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.
Phantom Income.   Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.
We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain debt instruments may be made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.
The terms of the debt instruments that we hold may be modified under certain circumstances. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which we may recognize taxable income or gain without a corresponding receipt of cash.
Some of the debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue non-de minimis original issue discount based on the constant yield to maturity of such debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.
In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinated mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.
Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.
As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “— Annual Distribution Requirements Applicable to REITs.”
Asset Tests
At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets:
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At least 75% of the value of our total assets must be represented by the following:

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interests in real property, including leaseholds and options to acquire real property and leaseholds;

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interests in mortgages on real property;

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stock in other REITs and debt instruments issued by publicly offered REITs;

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cash and cash items (including certain receivables);

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government securities;

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investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

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regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

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Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described above.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

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Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception or other exceptions discussed below.
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Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

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Not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% value test, as explained below).
Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Subject to certain exceptions, debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits of any person, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, in the case of a partnership issuer, our interest as a partner in the partnership).
In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of such a nature that the partnership would satisfy the 75% gross income test described above under “— Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.
Any stock that we hold or acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth asset tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT C corporations for which we do not make a taxable REIT subsidiary election.
We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. Independent appraisals may not have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we failed to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of nonqualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we could nevertheless avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.
In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.
Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.
Annual Distribution Requirements Applicable to REITs
To qualify for taxation as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:
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the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

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the excess of the sum of specified items of non-cash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.
To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.
If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.
Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional stock.
We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.
We intend to make timely distributions sufficient to satisfy the distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).
If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
Like-Kind Exchanges
We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.
Penalty Tax
Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a taxable REIT subsidiary that is attributable to services provided to us, or on our behalf to any of our tenants, that is less than the amounts that would have been charged based upon arms’ length negotiations.

Record Keeping Requirements
We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.
Failure to Qualify
If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.
If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax as a C corporation for the entire taxable year. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains. Furthermore, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced U.S. federal income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.
Tax Aspects of the Operating Partnership and any Subsidiary Partnerships
General.   Substantially all of our assets will be held through the Operating Partnership. In addition, the Operating Partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Pursuant to these rules, for purposes of the asset tests, we will include our pro rata share of assets held by the Operating Partnership, including our share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.
Entity Classification.   Our interests in the Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. If the Operating Partnership or a subsidiary partnership or limited liability company were treated as an association rather than as a partnership, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from qualifying as a REIT. See “— Failure to Qualify” for a discussion of the effects of our failure to meet the REIT asset and income tests. In addition, a change in the tax status of the Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We do not anticipate that the Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation.

U.S. federal income tax audits of partnerships, such as the Operating Partnership or any subsidiary partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes are conducted at the entity level, but unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take such adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of the Operating Partnership or our subsidiary partnerships or limited liability companies is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will make such an election for any given adjustment.
Allocations of Income, Gain, Loss and Deduction.   A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.
Tax Allocations with Respect to the Properties.   Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Appreciated property may be contributed to the Operating Partnership in exchange for Operating Partnership units in connection with future acquisitions. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Any book-tax differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable Treasury regulations as chosen by the general partner under the partnership agreement. Any property acquired by the Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.
Taxation of U.S. Holders of Our Common Stock
U.S. Holder.   As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a citizen or resident of the United States;

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a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your advisors. A “non-U.S. holder” is a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).
Distributions Generally.   As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of our current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT C corporations to certain non-corporate U.S. holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions. U.S. holders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income. Without further legislation, the deduction would cease to apply after 2025.
Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a U.S. holder’s stock, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.
Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.
We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.
Capital Gain Dividends.   We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to U.S. holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.
Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A

U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.
We must classify portions of our designated capital gain dividend into the following categories:
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a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a federal rate of up to 20%; or

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an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be comprised proportionately of dividends of a particular type.
Passive Activity Loss and Investment Interest Limitation.   Distributions that we make and gains arising from the disposition of our common stock by a U.S. holder will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.
Qualified Dividend Income.   Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations such as taxable REIT subsidiaries, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain).
Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.
Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.
In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.
Other Tax Considerations.   To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.
Sales of Our Common Stock.   Upon any taxable sale or other disposition of our common stock (except pursuant to a repurchase by us, as described below), a U.S. holder of our common stock will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:
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the amount of cash and the fair market value of any property received on such disposition; and

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the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the holder’s tax bracket.
In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.
Repurchases of Our Common Stock.   A repurchase of our common stock will be treated as a distribution in exchange for the repurchased shares and taxed in the same manner as any other taxable sale or other disposition of our common stock discussed above, provided that the repurchase satisfies one of the tests enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the holder’s interest in our common stock, (ii) results in a substantially disproportionate redemption with respect to the holder, or (iii) is not essentially equivalent to a dividend with respect to the holder. In determining whether any of these tests has been met, common stock actually owned, as well as common stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of common stock pursuant to a repurchase generally will result in a “substantially disproportionate” redemption with respect to a holder if the percentage of our then outstanding voting stock owned by the holder immediately after the sale is less than 80% of the percentage of our voting stock owned by the holder determined immediately before the sale. The sale of common stock pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a holder if the reduction in the holder’s proportionate interest in our stock as a result of our repurchase constitutes a “meaningful reduction” of such holder’s interest.
A repurchase that does not qualify as an exchange under such tests will constitute a dividend equivalent repurchase that is treated as a taxable distribution and taxed in the same manner as regular distributions, as described above under “— Distributions Generally.” In addition, although guidance is sparse, the IRS could take the position that a holder who does not participate in any repurchase treated as a dividend should be treated as receiving a constructive distribution of our common stock taxable as a dividend in the amount of their increased percentage ownership of our common stock as a result of the repurchase, even though the holder did not actually receive cash or other property as a result of the repurchase.
Medicare Tax.   Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of common stock and income from dividends paid on common stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.
Taxation of Non-U.S. Holders of Our Common Stock
The rules governing the U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the common stock, including any reporting requirements.
Distributions.   Distributions by us to a non-U.S. holder on our common stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. holder is excess inclusion income. Dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.
A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for our ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its stock, the tax treatment of which is described below under “— Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.
We would be required to withhold at least 15% of any distribution to a non-U.S. holder in excess of our current and accumulated earnings and profits if our common stock constitutes a U.S. real property interest with respect to such non-U.S. holder, as described below under “— Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.
Distributions to a non-U.S. holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:
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The investment in the common stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will generally be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

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The non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to a U.S. real property interest if we held an interest in the underlying asset solely as a creditor.
We will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s U.S. federal income tax liability.
However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of our stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder” or a “qualified foreign pension fund”. Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “— Distributions.” Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that our common stock will be “regularly traded” on an established securities market.
Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual U.S. federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a non-U.S. holder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.
Sales of Our Common Stock.   Subject to the discussion below under “— Repurchases of Our Common Stock,” gain recognized by a non-U.S. holder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:
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the investment in our common stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

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the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

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the non-U.S. holder is not a qualified shareholder or a qualified foreign pension fund (each as defined below) and our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

We anticipate that our common stock will constitute a U.S. real property interest within the meaning of FIRPTA unless we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. holders. No assurance can be given, however, that we are or will be a domestically-controlled REIT.
Even if we were not a domestically-controlled REIT, a sale of common stock by a non-U.S. holder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:
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our common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

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the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

However, it is not anticipated that our common stock will be “regularly traded” on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such a case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.
Qualified Shareholders.   Subject to the exception discussed below, a qualified shareholder who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock. While a qualified shareholder will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock, certain investors of a qualified shareholder (i.e., non-U.S. persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our common stock (whether or not by reason of the investor’s ownership in the qualified shareholder)) may be subject to FIRPTA withholding.
A qualified shareholder is a non-U.S. person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.
Qualified Foreign Pension Funds.   Any distribution to a qualified foreign pension fund (or an entity all of the interests of which are held by a qualified foreign pension fund) who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock.
A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established (a) by such country (or one or more political subdivisions thereof) to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees, as a result of services rendered by such employees to their employers or (b) by one or more employers to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided, or is otherwise available, to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or arrangement or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is excluded from the gross income of such entity or arrangement or is taxed at a reduced rate.
We urge non-U.S. holders to consult their own tax advisers to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a qualified foreign pension fund.
Repurchases of Our Common Stock.   A repurchase of our common stock that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “— Taxation of U.S. Holders of Our Common Stock — Repurchases of Our Common Stock” for a discussion of when a redemption will be treated as a sale or exchange and related matters.
A repurchase of our common stock generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from our dispositions of U.S. real property interests. To the extent the distribution is not attributable to gains from our dispositions of U.S. real property interests, the excess of the amount of money received in the repurchase over the non-U.S. holder’s basis in the repurchased shares will be treated in the manner described above under “— Sales of Our Common Stock.” The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from our dispositions of U.S. real property interests. Due to the uncertainty, we may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, from all or a portion of repurchase payments to non-U.S. holders other than qualified shareholders or qualified foreign pension funds. To the extent the amount of tax we withhold exceeds the amount of a non-U.S. holder’s U.S. federal income tax liability, the non-U.S. holder may file a U.S. federal income tax return and claim a refund.
U.S. Federal Income Tax Returns.   If a non-U.S. holder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on distributions we make, the non-U.S. holder will be required to file a U.S. federal income tax return. Prospective non-U.S. holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our common stock, including any reporting requirements.
Taxation of Tax-Exempt Holders of Our Common Stock
Provided that a tax-exempt holder has not held its common stock as “debt-financed property” within the meaning of the Code and our shares of stock are not being used in an unrelated trade or business, dividend income from us generally will not be unrelated business taxable income (“UBTI”) to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt-financed property within the meaning of the Code or has used the common stock in a trade or business.
Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:
•
it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•
either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts). Because of our charter’s restrictions on the number of shares of our stock that a person may own, we do not anticipate that we will become a “pension-held REIT.”
Distribution Reinvestment Plan
Holders who participate in the distribution reinvestment plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating holders and will retain the character and U.S. federal income tax effects applicable to all distributions. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.
Backup Withholding Tax and Information Reporting
U.S. Holders of Common Stock.   In general, information-reporting requirements will apply to payments of dividends and proceeds of the sale of our common stock held by U.S. holders, unless such U.S. holder is an exempt recipient. A backup withholding tax may apply to such payments if such U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend or interest income. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their U.S. status to us. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Brokers that are required to report the gross proceeds from a sale of our common stock on IRS Form 1099-B will also be required to report the customer’s adjusted basis in the common stock sold and whether any gain or loss with respect to such stock is long-term or short-term. In some cases, there may be alternative methods of determining the basis in the common stock sold, in which case your broker will apply a default method of its choosing if you do not indicate which method you choose to have applied. U.S. holders should consult their own tax advisors regarding these reporting requirements and their election options.
Non-U.S. Holders of Our Common Stock.   We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Legislative or Other Actions Affecting REITs
The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.
State and Local Taxes
We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.
Tax Shelter Reporting
If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that we pay to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase and holding of any class of our shares of common stock by any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) which is subject to Title I of ERISA, (ii) “plan” described in Section 4975 of the Code which is subject to Section 4975 of the Code (including, without limitation, an individual retirement account (IRA) and a “Keogh” plan), (iii) plan, fund, account or other arrangement that is subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) being referred to as a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.
In considering an investment in any class of our shares of common stock of a portion of the assets of any Plan, a fiduciary should consider, among other things, whether an investment in the shares is appropriate for the Plan, taking into account the provisions of the Plan documents, the overall investment policy of the Plan and the composition of the Plan’s investment portfolio, as there are imposed on Plan fiduciaries certain fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan’s investments be made in accordance with the documents governing the Plan. Further, a fiduciary should consider that in the future there may be no market in which such Plan would be able to sell or otherwise dispose of the shares.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The fiduciary of a Covered Plan that proposes to purchase or hold any shares should consider, among other things, whether such purchase and holding may involve the sale or exchange of any property between a Covered Plan and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending on the satisfaction of certain conditions which may include the identity of the Covered Plan fiduciary making the decision to acquire or hold the shares on behalf of a Covered Plan, Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 95-60 (relating to investments by an insurance company general account), PTCE 96-23 (relating to transactions directed by an in-house asset manager) or PTCE 90-1 (relating to investments by insurance company pooled separate accounts) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the shares. It is also possible that one of these exemptions could apply to some aspect of the acquisition or holding of such shares, but not apply to some other aspect of such acquisition or holding. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding our shares in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Plan Assets Issues
An additional issue concerns the extent to which we or all or a portion of our assets could themselves be treated as subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. ERISA and the Plan Asset Regulations concerns the definition of what constitutes the assets of a Covered Plan for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of Section 4975 of the Code.
Under ERISA and the Plan Asset Regulations, generally when a Covered Plan acquires an “equity interest” in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the Investment Company Act, the Covered Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” within the meaning of the Plan Asset Regulations (the “25% Test”) or that the entity is an “operating company” as defined in the Plan Asset Regulations. The Plan Asset Regulations defines an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features.
For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors,” excluding equity interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. The term “benefit plan investors” is generally defined to include employee benefit plans subject to Title I of ERISA or Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under ERISA). We will not be an investment company under the Investment Company Act.
Under the Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Covered Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.
Operating Companies
The definition of an “operating company” in the Plan Asset Regulations includes, among other things, a “venture capital operating company” (a “VCOC”). Generally, in order to qualify as a VCOC, an entity must demonstrate on its “initial valuation date” and on at least one day within each “annual valuation period,” at least 50% of its assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors), are invested in operating companies (other than VCOCs) (i.e., operating entities that (x) are primarily engaged directly, or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital, or (y) qualify as “real estate operating companies,” as defined in the Plan Asset Regulations) in which such entity has direct contractual management rights. In addition, to qualify as a VCOC, an entity must, in the ordinary course of its business, actually exercise such management rights with respect to at least one of the operating companies in which it invests. Similarly, the term “operating company” in the Plan Asset Regulations includes an entity that qualifies as a “real estate operating company” (“REOC”). An entity should qualify as a REOC if (i) on its “initial valuation date” and on at least one day within each “annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during specified periods. The “initial valuation date” is the date on which the entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. The Plan Asset Regulations do not provide specific guidance regarding what rights will qualify as management rights, and the DOL has consistently taken the position that such determination can only be made in light of the surrounding facts and circumstances of each particular case, substantially limiting the degree to which it can be determined with certainty whether particular rights will satisfy this requirement.
To the extent any class of our common stock is not “publicly-offered” or otherwise satisfies another exception to the Plan Asset Regulations, we intend to use commercially reasonable efforts to ensure that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, will enable us to qualify as a VCOC or a REOC within the meaning of the Plan Asset Regulations from and after the date we make our first investment. However, no assurance can be given that this will be the case.
If the assets of the Company were deemed to be “plan assets” within the meaning of the Plan Asset Regulations (i.e., if we fail to qualify as a VCOC or a REOC as of our initial valuation date, or during any subsequent annual valuation period, and no other exception under ERISA applies), this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Company, and (ii) the possibility that certain transactions in which the Company might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the stockholders that are benefit plan investors any profit realized on the transaction and (ii) reimburse the benefit plan investors for any losses suffered by the benefit plan investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of benefit plan investors who decide to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries for actions taken by or on behalf of the Company or the Adviser. With respect to an IRA that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status. In addition, if our assets are deemed to be “plan assets” under the Plan Asset Regulations, our management, as well as various providers of fiduciary or other services to us, and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries under ERISA and Section 4975 of the Code, or otherwise parties in interest or disqualified persons by virtue of their provision of such services (and there could be an improper delegation of authority to such providers).
In addition, ERISA generally provides that discretionary authority with respect to the management and disposition of the assets of a Covered Plan may be delegated to certain “investment managers” who acknowledge that they are fiduciaries of the Covered Plan. In such case, a Covered Plan fiduciary who has appointed an investment manager will generally not be liable for the acts of such investment manager. We do not expect to be an “investment manager” within the meaning of ERISA. Consequently, if our assets are deemed to constitute “plan assets” of any stockholder which is a Covered Plan, the fiduciary of any such Covered Plan would not be protected from liability resulting from our decisions. Moreover, if our underlying assets were deemed to be assets constituting “plan assets,” there are several other provisions of ERISA that could be implicated for a Covered Plan if it were to acquire and hold shares either directly or by investing in an entity whose underlying assets are deemed to be assets of the Covered Plan.
Representation
By acceptance of any class of shares of our common stock, each purchaser and subsequent transferee of a share will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares constitutes assets of any Plan or (ii) the purchase and holding of the shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.
The sale of shares of our common stock to a Plan is in no respect a representation by us or any other person associated with this offering of our common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
Each Plan investor is advised to contact its own investment professional or other fiduciary unrelated to the Adviser, the Special Limited Partner, the Dealer Manager, BentallGreenOak, or any of our or their respective affiliates about whether an investment in our shares of common stock, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.
The preceding discussion is only a summary of certain ERISA implications of an investment in the securities and does not purport to be complete. Prospective investors should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances.
Each purchaser or transferee that is or is acting on behalf of a Plan should consult with its legal advisor concerning the potential consequences to the Plan under ERISA, Section 4975 of the Code or applicable Similar Law of an investment in any class of our shares.

PLAN OF DISTRIBUTION
We are offering up to $5,000,000,000 in shares of our common stock pursuant to this prospectus on a “best efforts” basis through BentallGreenOak Real Estate US LLC, the Dealer Manager, a registered broker-dealer affiliated with the Adviser. Because this is a “best efforts” offering, the Dealer Manager must only use its best efforts to sell the shares, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. Our offering consists of up to $4,000,000,000 in shares in our primary offering and up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares of common stock between our primary offering and our distribution reinvestment plan.
We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different upfront selling commissions and different ongoing stockholder servicing fees.
Class T shares and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers (“RIAs”) and other financial professionals or managers exempt from federal or state RIA registration, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, BentallGreenOak or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) Other BentallGreenOak Accounts or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S shares, Class T shares or Class D shares exits a relationship with a participating broker-dealer or other intermediary for this offering and does not enter into a new relationship with a participating broker-dealer or other intermediary for this offering, such holder’s shares may be exchanged for a number of Class I shares with an equivalent NAV. In such instances, the Dealer Manager will not serve as the broker-dealer for such stockholder. We also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we may conduct such offerings pursuant to exemptions to registration under the Securities Act or as a part of this offering. We may also offer Class I shares to other investment vehicles. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. The minimum initial investment for Class I shares is $1,000,000, unless waived by us. If you are eligible to purchase all four classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares and the upfront selling commissions, dealer manager fees and stockholder servicing fees attributable to the Class T shares, Class S shares or Class D shares. The Dealer Manager will not sell shares directly to retail customers (as defined in “Suitability Standards” above) or have a relationship with you (including if you exit a relationship with a participating broker-dealer or other intermediary), and you should consult with your participating broker-dealer or your investment professional as to the suitability to you of an investment in our shares. Before making your investment decision, please consult with your investment professional regarding your account type and the classes of common stock you may be eligible to purchase. Some investment professionals may offer and sell only one or a limited number of the classes of our common stock being sold in this offering.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).
We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares or Class E Units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. Although the price you pay for shares of our common stock will generally be based on the prior month’s NAV per share, the NAV per share of such stock as of the date on which your purchase is settled may be significantly different. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. The NAV per share for the share classes we are offering to the public may differ because stockholder servicing fees, management fees and the performance participation allocable to a specific class of shares are only included in the NAV calculation for that class. See “Net Asset Value Calculation and Valuation Guidelines” for more information about the calculation of NAV per share.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable, which will generally be equal to our prior month’s NAV per share for that share class.
Underwriting Compensation
We will enter into the Dealer Manager Agreement with the Dealer Manager, pursuant to which the Dealer Manager will agree to, among other things, manage our relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” and other intermediaries and investment professionals. The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers, their registered representatives and other investment professionals with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. The payments the Dealer Manager makes to participating broker-dealers and other intermediaries and financial professionals may create a conflict of interest by influencing the broker-dealer, intermediary or financial professional to recommend investing in our shares over another investment. Ask your financial professional or visit your intermediary’s website for more information.
Summary
The following table shows the upfront selling commissions and dealer manager fees payable at the time you subscribe for shares for Class T shares, Class S shares, Class D shares or Class I shares.

	Maximum Upfront Selling Commissions as a % of Transaction Price	Maximum Upfront Dealer Manager Fees as a % of Transaction Price
Class T shares(1)	up to 3.0%	0.5%
Class S shares	up to 3.5%	None
Class D shares	up to 1.5%	None
Class I shares	None	None

(1)
Such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price.

The following table shows the stockholder servicing fees we will pay the Dealer Manager with respect to the Class T, Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The stockholder servicing fees will be paid monthly in arrears.
Stockholder Servicing Fee as a % of NAV
Class T shares	0.85%(1)
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

(1)
Consists of an investment professional stockholder servicing fee and a dealer stockholder servicing fee.

Upfront Selling Commissions and Dealer Manager Fees
Class T shares, Class S shares and Class D Shares.   Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
Investors who purchase $150,000 or more in Class T shares or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.
The following table illustrates the various discount levels that may be offered for Class T shares and Class S shares purchased in the primary offering:

Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	3.50%	3.00%
$150,000 to $499,999.99	3.00%	2.50%
$500,000 to $999,999.99	2.50%	2.00%
$1,000,000 and up	2.00%	1.50%
If you qualify for a volume discount as the result of multiple purchases of our Class T or Class S shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class T shares or Class S shares issued and sold in this offering you will receive the benefit of such Class T shares or Class S share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, certain participating broker-dealers may also combine purchases by an individual investor and his or her spouse living in the same household as a “single purchaser” for purposes of determining the applicable volume discount.
Requests to combine purchase orders of Class T shares or Class S shares as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the broker-dealer, and any resulting reduction in upfront selling commissions will be prorated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.
Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the investment professional or broker-dealer through which you purchase your Class T shares or Class S shares. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Accordingly, you should consult with your investment professional about the ability to receive such discounts or fee waivers before purchasing Class T shares or Class S shares.
Class I Shares.   No upfront selling commissions will be paid with respect to Class I shares sold in this offering.
Stockholder Servicing Fees — Class T Shares, Class S Shares and Class D Shares
Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the Dealer Manager selling commissions over time as a stockholder servicing fee (i) with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (ii) with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares and (iii) with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares. We will not pay a stockholder servicing fee with respect to our outstanding Class I shares or Class E shares. The stockholder servicing fees are selling commissions paid over time. The stockholder servicing expenses borne by the participating brokers may be different from and substantially less than the amount of stockholder servicing fees charged.

The stockholder servicing fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the stockholder servicing fees with respect to Class T shares, Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), each with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $[ ] and with respect to a Class D share would total approximately $[  ].
Eligibility to receive the stockholder servicing fee is conditioned on a broker-dealer entering into a participating dealer agreement with the Dealer Manager and providing some or all of the following ongoing services with respect to the Class T shares, Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. Holders of our Class T shares, Class S shares and Class D shares will receive the same services as described above regardless of the level of the stockholder servicing fee paid. For Class T shares, advisor stockholder services are answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests and dealer stockholder services are assistance with recordkeeping. If the applicable broker-dealer is not eligible to receive the stockholder servicing fee due to failure to provide these services, the Dealer Manager will waive the stockholder servicing fee that broker-dealer would have otherwise been eligible to receive. The stockholder servicing fees are ongoing fees that are not paid at the time of purchase and are similar to a commission in that the amount of fees is fixed regardless of the specific services provided.
The stockholder services described above do not include account monitoring. Broker-dealers separately may offer account monitoring services to their clients but are not required to do so. Your broker-dealer’s Client Relationship Summary discloses whether it offers account monitoring services, and if so, you may contact your broker-dealer for more information. The Dealer Manager will not monitor your account.
Other Compensation
We or the Adviser may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than upfront selling commissions and stockholder servicing fees).
Limitations on Underwriting Compensation
In addition to the conversion feature described above in “— Stockholder Servicing Fees — Class T Shares, Class S Shares and Class D Shares,” we will cease paying the stockholder servicing fee on the

Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. If not already converted as described above in “— Stockholder Servicing Fees — Class T Shares, Class S Shares and Class D Shares,” on the earliest of the foregoing, each Class T share, Class S share and Class D share (including any fractional share) held in a stockholder’s account will convert into a number of Class I shares (or fraction thereof) with an equivalent aggregate NAV as such shares. The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and the Adviser pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules and the NASAA REIT Guidelines also limit our total organization and offering expenses (including upfront selling commissions, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices and other underwriting compensation) to 15% of our gross offering proceeds from this offering. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Adviser has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.
In order to show the maximum amount of compensation that may be paid in connection with this offering, the following table assumes that (1) we sell all of the shares offered by this prospectus, (2) all shares sold in the offering are Class S shares, (3) no shares are reallocated between the primary offering and the distribution reinvestment plan, (4) all Class S shares are sold with the highest possible upfront selling commissions and (5) NAV per share remains $10.00. The table does not give effect to any shares issued pursuant to our distribution reinvestment plan. The following table also assumes that we will cease paying stockholder servicing fees with respect to any Class S stockholder after the time the total upfront selling commissions and stockholder servicing fees paid with respect to the shares in such Class S stockholder’s account reach 8.75% of the gross proceeds from the offering of such Class S shares in the aggregate (assuming such stockholder purchased all of his/her Class S shares at the same time).
Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $4,000,000,000
Upfront selling commissions		$135,265,700	3.38%
Stockholder servicing fees(1)		214,734,300	5.37%
Other costs and reimbursement of wholesaling activities(2)		[ ]	[ ]%
Legal fees allocable to the Dealer Manager		[ ]	[ ]%
Total(2)	$	[ ]	[ ]%

(1)
We will pay the Dealer Manager a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The numbers presented reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

(2)
Other costs and reimbursements consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) commissions and non-transaction based compensation paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees and associated persons of the Dealer Manager in the performance of wholesaling activities, (e) reimbursement of due diligence expenses that are not accompanied by a detailed and itemized invoice and (f) additional amounts for gifts and business entertainment expenses. The Dealer Manager or its affiliates will incur the expenses set forth in (c) above without reimbursement from us, and we will reimburse the Dealer Manager or its affiliates for the other expenses set forth above, in each case, to the extent permissible under applicable FINRA rules. In no event will any gifts for registered representatives be given that exceed an aggregate value of $100 per annum per individual or are preconditioned on achievement of a sales target.

Term of the Dealer Manager Agreement
Either party may terminate the Dealer Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Dealer Manager Agreement. Our obligations under the Dealer Manager Agreement to pay the stockholder servicing fees with respect to the Class T shares, Class S shares and Class D shares distributed in this offering as described therein will survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above in “— Stockholder Servicing Fees — Class T Shares, Class S Shares and Class D Shares”).
Indemnification
To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature (3) liabilities arising from violations by us of the Dealer Manager Agreement, (4) any failure by us to comply with applicable laws governing privacy issues, money laundering abatement and anti-terrorist financing efforts, including applicable rules of the SEC, FINRA and the USA PATRIOT Act, and (5) any other failure by us to comply with applicable federal or state securities laws and the rules and regulations promulgated thereunder.
Role of the Dealer Manager
The Dealer Manager is a broker-dealer whose purpose is to distribute BentallGreenOak managed or affiliated products. The Dealer Manager provides services to its BentallGreenOak affiliates, not to investors in its funds, strategies or other products. The Dealer Manager has not and will not make any recommendation regarding, and will not monitor, any investment. As such, when the Dealer Manager will not present an investment strategy or product to an investor or a prospective investor that is a retail customer. Furthermore, the Dealer Manager does not collect the information necessary to determine-and the Dealer Manager does not engage in a determination regarding-whether an investment in the strategy or product is in the best interests of, or is suitable for, any prospective investor. You should exercise your own judgment and/or consult with your own professional advisor to determine whether it is advisable for you to invest in any BentallGreenOak strategy or product, including our shares. Please note that the Dealer Manager will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment in our shares or any BentallGreenOak strategy or product, contact your own professional advisor.

HOW TO SUBSCRIBE
You may buy or request that we repurchase shares of our common stock through your investment professional, a participating broker-dealer or other financial intermediary that has a selling agreement with the Dealer Manager. Because an investment in our common stock involves many considerations, your investment professional or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in real estate, our shares of common stock are only suitable as a long-term investment. Because there is no public market for our shares, stockholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month, in our discretion, or if our board of directors modifies or suspends the share repurchase plan.
Investors who meet the suitability standards described herein may purchase shares of our common stock. See “Suitability Standards” in this prospectus. Before investing, investors should carefully read this entire prospectus and any appendices and supplements accompanying this prospectus. Investors seeking to purchase shares of our common stock must proceed as follows:
•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix C. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Dealer Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker-dealer to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the participating broker-dealer. Checks should be made payable, or wire transfers directed, to “BentallGreenOak Industrial Real Estate Income Trust, Inc.” For Class T shares, Class S shares and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by us. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•
By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating broker-dealers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker-dealer, and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the next month (unless waived by the Dealer Manager).
For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available

by posting it on our website at www.[       ].com and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to subscribers as discussed below). Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares. Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.
However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Shares of our common stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your investment professional, in order to effect the designation.
Purchase Price
The initial per share purchase price for our Class T shares, Class S shares, Class D shares and Class I shares sold in this offering will be equal to the most recently determined NAV per share for the Class E shares or Class E units issued to Sun Life in connection with the Seed Portfolio Acquisition, plus, for Class T shares, Class S shares and Class D shares only, applicable upfront selling commissions and dealer manager fees. Thereafter, the purchase price per share for each class of our common stock will vary and will generally equal our prior month’s NAV per share for such class, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. Although the price you pay for shares of our common stock will generally be based on the prior month’s NAV per share, the NAV per share of such stock for the month in which you make your purchase may be significantly different. We may, but are not obligated to, offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. The NAV per share for the share classes we are offering to the public may differ because stockholder servicing fees, management fees and the performance participation allocable to a specific class of shares are only included in the NAV calculation for that class. See “Net Asset Value Calculation and Valuation Guidelines” for more information about the calculation of NAV per share.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. Shares are offered pursuant to our distribution reinvestment plan at the transaction price at the time the distribution is payable, which will generally be equal to our prior month’s NAV per share for that share class.

We will generally adhere to the following procedures relating to purchases of shares of our common stock in this continuous offering:
•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month. If a purchase order is received less than five business days prior to the first calendar day of the next month, unless waived by the Dealer Manager, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month, plus applicable upfront selling commissions and dealer manager fees. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class.

•
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website and filing a prospectus supplement with the SEC.

•
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, [         ].

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the stockholder transactions are settled. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.[      ].com, including supplements to the prospectus.

Our transaction price will generally be based on our prior month’s NAV. Our NAV may vary significantly from one month to the next. Through our website at www.[      ].com and prospectus supplement filings, you will have information about the transaction price and NAV per share. We may set a transaction price that we believe reflects the NAV per share of our stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available.
In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASES
General
While you should view your investment as long term with limited liquidity, we have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. See “— Repurchase Limitations” below.
You may request that we repurchase shares of our common stock through your investment professional or directly with our transfer agent. The procedures relating to the repurchase of shares of our common stock are as follows:
•
Certain broker-dealers require that their clients process repurchases through their broker-dealer, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under our share repurchase plan, impact the timing of a stockholder receiving repurchase proceeds and require different paperwork or process than described in our share repurchase plan. Please contact your broker-dealer first if you want to request the repurchase of your shares.

•
Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month we will only repurchase shares as of the opening of the last calendar day of that month (a “Repurchase Date”). To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. We will begin the share repurchase plan in the first month of the first full calendar quarter following the commencement of this offering. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be equal to our prior month’s NAV per share), subject to any Early Repurchase Deduction.

•
A stockholder may withdraw his or her repurchase request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, [     ]. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time). Repurchase requests must be cancelled before 4:00 p.m. (Eastern Time) on the last business day of the applicable month.

•
If a repurchase request is received after 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month, the repurchase request will be executed, if at all, on the next month’s Repurchase Date at the transaction price applicable to that month (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by us, in our sole discretion, and such determination will be final and binding.

•
Repurchase requests may be made by mail or by contacting your financial intermediary, both subject to certain conditions described in this prospectus. If making a repurchase request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a repurchase request by mail to the transfer agent, you must complete and sign a repurchase authorization form, which can be found in our share repurchase plan filed as an exhibit to this registration of which this prospectus forms a part and which is available on our website, www.[      ].com. Written requests should be sent to the transfer agent at the following address:

[           ]
[           ]

[                 ]
[                 ]
[                 ]
Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases. A signature guarantee may be required.
•
For processed repurchases, stockholders may request that repurchase proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Please check with your broker-dealer that such payment may be made via check or wire transfer, as further described below.

•
Stockholders may also receive repurchase proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

•
A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any repurchase or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the repurchase request is over $500,000; (2) you wish to have repurchase proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm your identity or suspects fraudulent activity.

•
If a stockholder has made multiple purchases of shares of our common stock, any repurchase request will be processed on a first in/first out basis unless otherwise requested in the repurchase request.

Minimum Account Repurchases
In the event that any stockholder fails to maintain the minimum balance of $500 of shares of our common stock, we may repurchase all of the shares held by that stockholder at the repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Repurchase Deduction.
Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Sources of Funds for Repurchases
We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, borrowings, offering proceeds (including from sales of our common stock or Operating Partnership units to the Special Limited Partner), the sale of our assets, and repayments of our real estate debt investments, and we have no limits on the amounts we may fund from such sources. We do not intend to use proceeds from this offering to fund repurchase requests from our prior offering.
In an effort to have adequate cash available to support our share repurchase plan, we may reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to repurchase shares presented for repurchase during periods when we do not have sufficient proceeds from operating cash flows or the sale of shares in this continuous offering to fund all repurchase requests. If we determine to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases.
Repurchase Limitations
We may repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. In addition, the aggregate NAV of total repurchases of Class T shares, Class S shares, Class D shares and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months).
In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after we have repurchased all shares for which repurchase has been requested due to death, disability or divorce and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.
If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. The transaction price for each month will be available on our website at www.[      ].com and in prospectus supplements filed with the SEC.
Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the share repurchase plan will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend the share repurchase plan due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Once the share repurchase plan is suspended, our share repurchase plan requires that we consider the recommencement of the plan at least quarterly. Continued suspension of our share repurchase plan would only be permitted under the plan if our board of directors determines that the continued suspension of the share repurchase plan is in our best interest and the best interest of our stockholders. Our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again. Our board of directors cannot terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law.
Shares held by the Adviser acquired as payment of the Adviser’s management fee will not be subject to our share repurchase plan, including with respect to any repurchase limits, the Early Repurchase Deduction or the calculation of NAV. Stockholders who are exchanging a class of our shares for an equivalent aggregate NAV of another class of our shares will not be subject to, and will not be treated as repurchases for the calculation of, the 2% monthly or 5% quarterly limitations on repurchases and will not be subject to the Early Repurchase Deduction.
Early Repurchase Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The one-year holding period is measured as of first calendar day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. This Early Repurchase Deduction will also generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.
The Early Repurchase Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):
•
repurchases resulting from death, qualifying disability or divorce;

•
in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance; or

•
due to trade or operational error.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a stockholder who is a natural person, including shares held by such stockholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who will have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder or (iii) in the case of divorce, receiving written notice from the stockholder of the divorce and the stockholder’s instructions to effect a transfer of the shares (through the repurchase of the shares by us and the subsequent purchase by the stockholder) to a different account held by the stockholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the stockholder, the initial determination of the stockholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a stockholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
In addition, shares of the Company’s common stock are sold to certain feeder vehicles primarily created to hold the Company’s shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Company will not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations.

Items of Note
When you make a request to have shares repurchased, you should note the following:
•
if you are requesting that some but not all of your shares be repurchased, keep your balance above $500 to avoid minimum account repurchase, if applicable;

•
you will not receive interest on amounts represented by uncashed repurchase checks;

•
under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld; and

•
all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or repurchased. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise by checking the appropriate box on the repurchase authorization form or calling our customer service number at [           ], or your broker-dealer elects otherwise on your behalf, we will utilize the first-in-first-out method.
Frequent Trading and Other Policies
We may reject for any reason, or cancel as permitted or required by law, any purchase orders for shares of our common stock. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of our shares can harm stockholders in various ways, including reducing the returns to long-term stockholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term stockholders.
In general, stockholders may request that we repurchase their shares of our common stock once every 30 days. However, we prohibit frequent trading. We define frequent trading as follows:
•
any stockholder who requests that we repurchase its shares of our common stock within 30 calendar days of the purchase of such shares;

•
transactions deemed harmful or excessive by us (including, but not limited to, patterns of purchases and repurchases), in our sole discretion; and

•
transactions initiated by investment professionals, among multiple stockholder accounts, that in the aggregate are deemed harmful or excessive.

The following are excluded when determining whether transactions are excessive:
•
purchases and requests for repurchase of our shares in the amount of $2,500 or less;

•
purchases or repurchases initiated by us; and

•
transactions subject to the trading policy of an intermediary that we deem materially similar to our policy.

At the Dealer Manager’s discretion, upon the first violation of the policy in a calendar year, purchase and repurchase privileges may be suspended for 90 days. Upon a second violation in a calendar year, purchase and repurchase privileges may be suspended for 180 days. On the next business day following the end of the 90 or 180 day suspension, any transaction restrictions placed on a stockholder may be removed.

Mail and Telephone Instructions
We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. Our transfer agent has established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its investment professional as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the investment professional of any liability with respect to the discrepancy.
Sun Life Repurchase Rights
The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition are not eligible for repurchase pursuant to the share repurchase plan adopted by our board of directors in connection with this offering. The Class E shares/units issued to Sun Life in connection with the Seed Portfolio Acquisition will only be eligible for repurchase by us following [                 ]. Following such period, Sun Life may request that we repurchase such Class E shares/units on [                 ]. We will repurchase Class E shares/units at a price per share equal to the most recently determined NAV per Class E share/unit as of the repurchase date.
The aggregate amount of Class E shares/units that we are required to repurchase in any month will be limited to [                 ]. In addition, we will not repurchase any Class E shares/units during any period that our share repurchase plan has been suspended.

SUPPLEMENTAL SALES MATERIAL
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the shares of our common stock.

REPORTS TO STOCKHOLDERS
We will cause to be prepared and mailed or delivered to each stockholder, as of a record date after the end of the fiscal year, and to each holder of our other publicly held securities, within 120 days after the end of the fiscal year to which it relates, an annual report for each fiscal year. The annual reports will contain the following:
•
financial statements that are prepared in accordance with GAAP and are audited by our independent registered public accounting firm;

•
the ratio of the costs of raising capital during the year to the capital raised;

•
the aggregate amount of the management fee and the aggregate amount of any other fees paid to the Adviser and any affiliate of the Adviser by us or third parties doing business with us during the year;

•
our Total Operating Expenses for the year, stated as a percentage of our Average Invested Assets and as a percentage of our Net Income;

•
a report from the independent directors that our policies are in the best interest of our stockholders and the basis for such determination; and

•
a separate report containing full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and the Adviser, a director or any affiliate thereof during the year, which report the independent directors are specifically charged with a duty to examine and to comment on regarding the fairness of the transactions.

Alternatively, such information may be provided in a proxy statement delivered with the annual report. We will make available to you on our website, www.[           ].com, or, at our discretion, via email, our quarterly and annual reports, proxy statements and other reports and documents concerning your investment. To the extent required by law or regulation, or, in our discretion, we may also make certain of this information available to you via U.S. mail or other courier. You may always receive a paper copy upon request.
Our tax accountants will prepare our federal tax return (and any applicable state income tax returns). Generally we will provide appropriate tax information to our stockholders within 31 days following the end of each fiscal year. Our fiscal year is the calendar year.

LEGAL MATTERS
The validity of the shares of our common stock being offered hereby will be passed upon for us by Hogan Lovells LLP, Baltimore, Maryland. Simpson Thacher & Bartlett LLP has reviewed the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders and non-U.S. holders of our common stock under the caption “Material U.S. Federal Income Tax Considerations” and will pass upon the accuracy of those statements as well as our qualification as a REIT for U.S. federal income tax purposes.
EXPERTS
The financial statement as of [                 ] included in this Prospectus has been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The statements included in our prospectus under the captions “Net Asset Value Calculation and Valuation Guidelines — Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines — Valuation of Investments,” relating to the role of our independent valuation advisor, have been reviewed by [                 ], an independent valuation firm, and are included in our prospectus given the authority of such firm as experts in property valuations and appraisals.
PRIVACY POLICY NOTICE
Prospective investors should be aware that, in making an investment in the Company, and interacting with Company, its affiliates and/or delegates by:
i.
submitting a subscription agreement;

ii.
communicating through telephone calls, online investor platforms (including bxaccess.com), written correspondence, and emails (all of which may be recorded); or

iii.
providing Personal Data (as defined below) concerning individuals connected with the investor (such as directors, officers, trustees, employees, representatives, shareholders, investors, clients, beneficial owners and/or agents), they may be providing the Company, its affiliates and/or delegates with Personal Data.
We have prepared a data privacy notice (“DPN”) detailing how we will collect Personal Data, where we collect it from, and the purposes for which the Personal Data is used. This DPN explains what rights are given to individuals, how long Personal Data will be retained, who it will be shared with, the purposes of the processing, safeguards put in place where Personal Data is transferred internationally, and relevant contacts. The DPN and the Privacy Policy for Non-U.S. Investors, are included in this prospectus as Appendix D and Appendix E, respectively. For purposes of the foregoing, “Personal Data” has the meaning given to it under data protection laws that apply to our processing of personal data, and includes any information that relates to, describes, identifies or can be used, directly or indirectly, to identify an individual (such as name, address, date of birth, personal identification numbers, sensitive personal information, passport information, financial information, and economic information).
WHERE YOU CAN FIND MORE INFORMATION;
We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We will file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov.
Website Disclosure
Our website at www.[       ].com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information. Financial and other important information regarding us will be routinely accessible thorough and posted on our website at www.[       ].com.

INDEX TO FINANCIAL STATEMENTS
[TO BE FILED BY AMENDMENT]

F-1

APPENDIX A: PRIOR PERFORMANCE TABLES
The following prior performance tables provide information relating to certain real estate investment programs sponsored by our sponsor, BentallGreenOak and its affiliates, which are collectively referred to herein as the prior programs. These prior programs focus on investing in real estate. Each individual prior real estate program has its own specific investment objectives; however, the general investment objectives common to all the prior programs include providing investors with investment returns from income-producing real estate and real estate-related debt. We have presented all prior programs that have investment objectives similar to ours and certain other recent programs that do not have investment objectives similar to ours, as required by applicable SEC guidance.
We consider a program to have an investment objective similar to that of our real estate portfolio if the program seeks steady income and potential capital appreciation by investing primarily in stabilized and/or substantially stabilized real estate. We consider a program to have an investment objective similar to that of our real estate-related securities portfolio if the program invests primarily in liquid public and private real estate-related debt securities, including, but not limited to, CMBS, mortgages, loans, mezzanine or other forms of debt.
This information should be read together with the summary information included in the “Prior Performance” section of this prospectus.
By purchasing shares in this offering, you will not acquire any ownership interest in any prior real estate programs to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the prior programs discussed. Further, most of the prior programs discussed in this section were conducted through privately-held entities that were subject neither to the fees and expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered REIT.
Description of the Tables
The following tables are included herein:
Table I —	Experience in Raising and Investing Funds
Table II —	(Omitted) Compensation to Sponsor has been omitted since compensation data is included in Table IV — Results of Completed Programs.
Table III —	Operating Results of Prior Programs
Table IV —	Results of Completed Programs
Table V —	Sales or Disposals of Properties

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS
Table I provides a summary of the experience of BentallGreenOak as a sponsor in raising and investing the three most recent prior funds in prior programs for which the offerings have closed during the three years ended December 31, 2021 or are open-ended. We have excluded the financial position and results of separately managed accounts, co-investment entities, and other vehicles for which BentallGreenOak does not have investment discretion from the table below.
All figures are as of December 31 of the year indicated, unless otherwise noted.
	As of December 31, 2021
($/CAD$/€ in millions)	GO EUL(1)	BGO EUL	BGO Core Plus(1)	BGO Prime(1)	BGO-D(1)
Dollar amount offered	€500.0	€215.0	$751.7	CAD$4,047.7	$636.7
Dollar amount raised	€695.0	€215.0	$751.7	CAD$4,047.7	$636.7
Length of offering (in months)	24	N/A(2)	N/A(2)	N/A(2)	N/A(2)
Months to invest 90% of amount available for investment (measured from date of offering)	€13.0	N/A(3)	N/A(3)	N/A(3)	N/A(3)

(1)
The program includes a fund series with multiple parallel and feeder fund vehicles.

(2)
The program is an open-end fund with no set dollar amount offered.

(3)
The program is open-end fund, and therefore investment period is not applicable.

TABLE III
OPERATING RESULTS OF PRIOR PROGRAMS
Table III summarizes the operating results of BentallGreenOak’s prior programs that have had offerings close during the five years ended December 31, 2021 or are open-ended. We have excluded the financial position and results of separately managed accounts, co-investment entities, and other vehicles for which BentallGreenOak does not have investment discretion from the table below.
All figures are as of December 31 of the year indicated, unless otherwise noted.
All figures are prepared in accordance with the International Financial Reportings Standards (“IFRS”) on a combined basis.
	GO EUL
(€ in thousands except per share value)	2018(*)	2019	2020	2021
Summary Operating Results
Revenue (loss)	—	919	1,596	946
Other Gain (loss)	(18)	7,247	8,215	77,857
Total Expenses	833	2,534	6,719	27,044
Comprehensive Profit (loss)	(851)	5,633	3,091	51,759
Summary Statements of Cash Flows	(718)	(321)	(5,818)	(7,790)
Cash flows provided by operating activities	(50)	(73,048)	(68,235)	(434,311)
Cash flows provided by investing activities	10,750	88,354	61,090	451,986
Cash flows provided by financing activities	—	—	—	—
Amount and Source of Distributions
Cash distributions paid to limited partners	—	—	—	—
Amount of reinvested distributions paid to limited partners	—	—	—	—
Total distributions paid to limited partners	—	—	—	—
Sources of Distributions (per $1,000 invested)	—	—	—	(11,822)
From operations	—	—	—	(9,570)
From sales of properties	—	—	—	—
From refinancings	—	—	—	—
Summary Balance Sheet
Total assets	12,909	106,435	172,500	703,166
Total liabilities	3,010	2,550	24,158	42,340
Share Valuation
Net Asset Value per Share	N/A	N/A	N/A	N/A

(*)
For the period from September 4, 2018 (Commencement of Operations) to December 31, 2018.

**
Net asset value per share is not relevant as vehicle is closed ended.

All figures are as of December 31 of the year indicated, unless otherwise noted.
All figures on a US GAAP basis.
	BGO Core Plus
	Year Ended
($ in thousands except per share value)	2020(*)	2021
Summary Operating Results
Total Investment Income	—	13,194
Operating expenses	(422)	(5,685)
Net investment Income (loss)	(422)	8
Unrealized gain	(373)	55,993
Net income	(795.8)	56,000.4
Summary Statements of Cash Flows
Cash flows provided by operating activities	(119,008)	(512,285)
Cash flows provided by investing activities	—	—
Cash flows provided by financing activities	138,500	613,261
Amount of Cash Distributions
Cash distributions paid to limited partners	—	—
Amount of reinvested distributions paid to limited partners	—	—
Total distributions paid to limited partners	—	—
Sources of Cash Distributions
From operations	—	—
From sales of properties	—	—
From refinancing	—	—
Summary Balance Sheet
Total assets (before depreciation/amortization)	138,486	816,112
Total assets (after depreciation)	138,486	816,112
Total liabilities	12,282	1,644
Net Asset Value per Share	9,941	11,763

(*)
For the period from June 30, 2020 (Commencement of Operations) to December 31, 2020.

All figures are as of December 31 of the year indicated, unless otherwise noted.
All figures on a US GAAP basis.
	BGO-D
($ in thousands except per share value)	2017	2018	2019	2020	2021
Summary Operating Results
Total Invesment Income	322,342	339,912	360,785	365,240	348,522
Operating Expenses	(99,970)	(118,205)	(124,851)	(108,938)	(89,078)
Net Investment Income (loss)	222	222	236	256	259
Net Realized and Unrealized Gain (loss)	190,437	333,771	59,916	(166,048)	1,333,632
Net Income (loss)	190,660	333,993	60,152	(165,791)	1,333,891
Summary Statement of Cash Flows
Net Cash Flows Provided by (used in) Operating Activities	(294,119)	4,257	284,589	281,495	925,164
Net Cash Flows Provided by (used in) Investing Activities	—	—	—	—	—
Net Cash Flows Provided by (used in) Financing Activities	261,431	(18,494)	(214,734)	(120,888)	(764,953)
Amount of Cash Distributions
Cash Distributions Paid to Limited Partners	411,683	573,754	392,006	171,966	775,268
Amount Reinvested distributions Paid to Limited Partners	—	—	—	—	—
Total Distributions Paid to Limited Partners (per $1,000)	0	1	0	0	1
Source of Cash Distributions:	—	—	—	—	—
From Operations	343,774	294,156	378,491	171,966	310,358
From Sales of Properties	67,909	279,598	13,515	—	464,910
From Refinancings	—	—	—	—	—
Summary Balance Sheet
Total Assets	9,228,622	9,771,039	9,920,639	10,013,905	10,738,770
Total Liabilities	1,935,102	2,367,199	2,378,821	2,400,309	2,258,999
Net Asset Value per Share	1,992	2,148	2,235	2,257	2,746

All figures are as of December 31 of the year indicated, unless otherwise noted.
All figures on a Canadian ASPE disclosed basis.
	BGO Prime
(CAD$ in thousands except per share value)	2018	2019	2020	2021
Summary Operating Results
Revenue (loss)	382,128	414,443	431,662	415,358
Other Gain	2,242	5,119	2,897	1,754
Total Expenses	(221,860)	(246,928)	(268,087)	(257,434)
Loss on sale of investment properties	(10,026)	(31,864)	(20,858)	(1,614)
Comprehensive profit	152,484	140,770	145,614	158,064
Summary Statement of Cash Flows
Net Cash Flows Provided by (used in) Operating Activities	168,870	178,282	167,643	168,798
Net Cash Flows Provided by (used in) Investing Activities	(83,485)	(511,089)	198,022	(271,484)
Net Cash Flows Provided by (used in) Financing Activities	(96,199)	504,571	69,889	333,189
Amount of Cash Distributions
Cash Distributions Paid to Limited Partners	—	—	—	—
Amount Reinvested distributions Paid to Limited Partners	—	—	—	—
Total Distributions Paid to Limited Partners (per $1,000)	132,922	153,627	267,124	179,609
Source of Cash Distributions:
From Operations	132,922	153,627	267,124	179,609
From Sales of Properties	—	—	—	—
From Refinancings	—	—	—	—
Summary Balance Sheet
Total Assets	5,144,058	5,979,015	5,999,535	6,952,487
Total Liabilities	1,056,311	1,266,003	1,460,751	1,715,040
Net Asset Value per Share*	N/A	N/A	N/A	N/A

*
Net asset value per share is not relevant as vehicle is closed ended

All figures are as of December 31 of the year indicated, unless otherwise noted.
All figures on a US GAAP basis.
($ in thousands except per share value)	BGO US IV 2021(*)
Summary Operating Results
Total Invesment Income	—
Operating Expenses	1,379
Net Investment Income (loss)	(1,379)
Unrealized Gain (loss)	—
Realized Gain (loss)	—
Income tax provision	—
Net Income (loss)	(1,379)
Summary Statement of Cash Flows
Net Cash Flows Provided by (used in) Operating Activities	(48,799)
Net Cash Flows Provided by (used in) Investing Activities	—
Net Cash Flows Provided by (used in) Financing Activities	48,800
Amount of Cash Distributions
Cash Distributions Paid to Limited Partners	43,500
Amount Reinvested distributions Paid to Limited Partners	—
Total Distributions Paid to Limited Partners (per $1,000)	0
Source of Cash Distributions:
From Operations	—
From Sales of Properties	—
From Refinancings	43,500
Summary Balance Sheet
Total Assets	47,811
Total Liabilities	49,189
Net Asset Value per Share**	N/A

(*)
For the period from October 14, 2021 (Commencement of Operations) to December 31, 2021.

**
Net asset value per share is not relevant as vehicle is closed ended

TABLE IV
RESULTS OF COMPLETED PROGRAMS
This table summarizes information on the results of prior BentallGreenOak real estate programs that have completed operations during the five years ended December 31, 2021. No prior BentallGreenOak programs with investment objectives similar to ours have completed operations during the five years ended December 31, 2021. Neither GreenOak US I nor GreenOak Japan I had investment objectives similar to ours because it sought primarily capital appreciation by investing generally in opportunistic real estate rather than seeking steady income and potential capital appreciation by investing primarily in stabilized and/or substantially stabilized real estate.
All figures are through the last full quarter prior to completion of the program unless otherwise noted.
($ in thousands)	GreenOak US Fund I	Japan Fund 1
Date of first close	12/2018	06/2018
Duration of operations (months)	91	90
Dollar amount raised	2,600,000	2,600,000
Annualized return on investment	9.7%	7.7%
Median annual leverage	66%	75%

TABLE V
SALES OR DISPOSALS OF PROPERTY
This table summarizes all sales or disposals of property by the prior programs with similar investment objectives to ours during the three-year period ended December 31, 2021.
			Selling Price, Net of Closing Costs and GAAP Adjustments (CAD$ in thousands)						Cost of Properties Including Closing and Soft Costs (CAD$ in thousands)
Property	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program	Purchase money mortgage taken	Adjustments resulting from application of GAAP	Total	Original Mortgage Financing	Total acquisition cost, capital improvement, closing and soft costs	Total	Excess (deficiency) of Property Operating Cash Receipts Over Cash Expenditures
77 Metcalfe	8/1/2012	7/15/2022	18,649	17,902	—	—	—	36,551	18,012	47,407	65,419	—
37 Quarry Park	9/1/2017	5/2/2022	16,610	20,580	—	—	—	37,190	20,616	33,384	54,000	—
121 King Street West	12/1/2012	4/26/2022	359,244	165,000	—	—	—	524,244	165,000	367,160	532,160	—
Eastgate Square	12/1/2013	12/23/2021	86,920	60,338	—	—	—	147,258	59,845	163,704	223,548	—
Oakville Streetfront Portfolio	4/1/2012	12/19/2021	59,960	—	—	—	—	59,960	—	66,416	66,416	—
5100 Spectrum Way	12/1/1997	12/13/2021	17,196	—	—	—	—	17,196	—	13,850	13,850	—
1050 West Pender	10/1/1997	11/8/2021	78,979	4,058	—	—	—	83,036	3,807	28,988	32,795	—
Tour KPMG	9/1/2015	11/5/2021	192,798	—	—	—	—	192,798	—	225,375	225,375	—
505 Doyle Avenue	6/1/2014	10/1/2021	58,647	34,036	—	—	—	92,683	31,125	50,893	82,018	—
1500 Hardy Street	6/1/2006	9/2/2021	16,738	—	—	—	—	16,738	—	11,199	11,199	—
5875 Explorer Drive	11/1/1997	8/19/2021	17,147	—	—	—	—	17,147	—	14,133	14,133	—
St. Michael’s College	11/1/2017	5/6/2021	100,362	—	—	—	—	100,362	—	52,482	52,482	—
10303 Jasper Avenue (CWB)	11/1/2010	11/3/2020	18,696	—	—	—	—	18,696	—	28,338	28,338	—
General Mills	11/1/1997	6/15/2020	33,067	—	—	—	—	33,067	—	24,478	24,478	—
											1,426,211	—

			Selling Price, Net of Closing Costs and GAAP Adjustments (CAD$ in thousands)						Cost of Properties Including Closing and Soft Costs
Property	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage takeb back by program	Purchase money mortgage taken	Adjustments resulting from application of GAAP	Total	Original Mortgage Financing	Total acquisition cost, capital improvement, closing and soft costs	Total	Excess (deficiency) of Property Operating Cash Receipts Over Cash Expenditures
22 Boston Wharf	10/16/2015	3/22/2019	176,130	—	—	—	—	176,130	—	131,691	131,691	7,028
Necco Garage	1/7/2015	3/26/2019	80,299	—	—	—	—	80,299	—	56,115	56,115	2,152
Fort Point Creative Portfolio (300 A Street)	1/14/2015	3/26/2019	68,215	—	—	—	—	68,215	—	57,355	57,355	2,509
600 California	11/13/2014	8/13/2019	316,622	—	—	—	—	316,622	—	248,823	248,823	17,744
Kansas Commerce Center – Lots 2, 3, 8	4/6/2006	8/20/2019	5,402	—	—	—	—	5,402	—	2,787	2,787	17
1660 International Drive	12/12/1997	9/11/2019	69,226	—	—	—	—	69,226	—	72,797	72,797	4,519
Lincoln Gateway Land	1/12/2015	8/19/2020	61,759	—	—	—	—	61,759	—	33,938	33,938	114
9th & Thomas (Loan)	2/17/2016	9/4/2020	95,056	—	—	—	—	95,056	—	75,168	75,168	—
Hollis Business Center	10/27/1999	12/2/2020	123,808	—	—	—	—	123,808	0	56,769	56,769	4,430
Hollywood 959 (Loan)	12/5/2013	12/11/2020	109,919	—	—	—	—	109,919	0	91,861	91,861	—
The Ardea	8/7/2008	12/14/2020	145,980	—	—	—	—	145,980	0	150,416	150,416	5,923
The Metro	11/8/2012	12/14/2020	153,924	—	—	—	—	153,924	0	106,265	106,265	7,200
The Windward	10/21/2015	12/14/2020	91,973	—	—	—	—	91,973	0	102,727	102,727	4,230
1717 Rhode Island	4/3/2002	12/30/2020	54,493	—	—	—	—	54,493	0	84,272	84,272	2,871
Kansas Commerce Center	4/6/2006	3/1/2021	42,507	—	—	—	—	42,507	0	59,608	59,608	3,953
College & Renner	6/1/2000	3/24/2021	24,920	—	—	—	—	24,920	0	29,403	29,403	2,295
147 Milk Street	6/10/2016	3/25/2021	44,430	—	—	—	—	44,430	0	37,924	37,924	1,695
Mount Eden	6/25/1998	6/14/2021	151,027	—	—	—	—	151,027	0	70,679	70,679	5,728
Mondrian Cityplace	9/28/2012	7/23/2021	78,548	—	—	—	—	78,548	0	72,411	72,411	3,124
Shaw Park Plaza	6/5/1998	7/29/2021	58,799	—	—	—	—	58,799	0	68,810	68,810	5,557
Gates Plaza	5/25/2001	8/30/2021	220,283	—	—	—	—	220,283	0	105,850	105,850	12,496
Residences at Congressional Village	10/6/2010	9/23/2021	126,517	—	—	—	—	126,517	0	124,680	124,680	5,455
11 Sleeper Street	10/16/2015	11/4/2021	2,371	—	—	—	—	2,371	0	2,094	2,094	55
12 Farnsworth Street	10/16/2015	11/4/2021	49,059	—	—	—	—	49,059	0	30,602	30,602	543
Springbrook Prairie Pavilion	10/21/2010	12/16/2021	100,961	—	—	—	—	100,961	0	84,636	84,636	5,888
Westwood Village	3/30/2011	12/16/2021	84,172	—	—	—	—	84,172	0	91,268	91,268	4,212
Kedron Village	5/19/2011	12/16/2021	24,166	—	—	—	—	24,166	0	16,165	16,165	1,122
West Cobb Marketplace	5/19/2011	12/16/2021	26,647	—	—	—	—	26,647	0	18,083	18,083	1,257
Sawgrass Center	5/19/2011	12/16/2021	25,850	—	—	—	—	25,850	0	20,216	20,216	1,438
Four Points Centre	5/19/2011	12/16/2021	40,392	—	—	—	—	40,392	0	27,268	27,268	1,669
Parkway Village	12/19/2012	12/16/2021	44,565	—	—	—	—	44,565	0	33,401	33,401	1,874
Stony Creek Promenade	8/7/2015	12/16/2021	48,950	—	—	—	—	48,950	0	52,079	52,079	1,047
Midtown Crossing	2/6/2015	12/16/2021	186,017	(97,000)	—	—	—	89,017	(96,000)	183,694	87,694	10,171
Midtown Crossing – Note Receivable	2/6/2015	12/16/2021	8,762	—	—	—	—	8,762	—	8,762	8,762	—
Kedron Village II	2/16/2017	12/16/2021	40,374	—	—	—	—	40,374	0	32,105	32,105	2,372
Parkside West Cobb	9/20/2017	12/16/2021	53,947	—	—	—	—	53,947	0	48,768	48,768	1,618
Kearny Square	6/12/2018	12/16/2021	53,264	—	—	—	—	53,264	0	46,652	46,652	2,759
Rosedale Shopping Center	8/15/2018	12/16/2021	41,972	—	—	—	—	41,972	0	34,513	34,513	1,844

APPENDIX B: DISTRIBUTION REINVESTMENT PLAN
This Distribution Reinvestment Plan (the “Plan”) has been adopted by BentallGreenOak Industrial Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms will have the same meaning as set forth in the Charter.
1.  Distribution Reinvestment.   As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Class T shares, Class S shares, Class D shares or Class I shares of the Company’s common stock (collectively the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (a “Future Offering”), and who do not opt out of participating in the Plan (or, in the case of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of participating broker-dealers that do not permit automatic enrollment in the Plan, who opt to participate in the Plan) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.
2.  Effective Date.   The effective date of this Plan will be the date that the minimum offering requirements are met in connection with the Offering and the escrowed subscription proceeds are released to the Company.
3.  Procedure for Participation.   Any Stockholder (unless such Stockholder is a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan) who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who is a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan who has received a Prospectus, as contained in the Company’s registration statement filed with the SEC, will become a Participant if they elect to become a Participant by noting such election on their subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Offering or any soliciting dealer participating in the distribution of Shares for the Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.
4.  Suitability.   Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling shares on behalf of the Company to the Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.
5.  Purchase of Shares.
A.  Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant on the date that the distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to shares purchased

B-1

pursuant to the Plan, but such shares will be subject to ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.
B.  Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) the Plan Shares which will be registered with the SEC in connection with the Offering or (ii) Shares to be registered with the SEC in a Future Offering for use in the Plan (a “Future Registration”).
6.  Taxes.   THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.
7.  Share Certificates.   The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.
8.  Reports.   On a quarterly basis, the Company will provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.
9.  Termination by Participant.   A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 business days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.
10. Amendment, Suspension or Termination by the Company.   The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 business days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 business days’ written notice to the Participants.
11. Liability of the Company.   The Company will not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

B-2

SAMPLE

APPENDIX C: FORM OF SUBSCRIPTION AGREEMENT

1. Your Investment

Investment Amount $

☐ Initial Purchase
☐ Subsequent Purchase

Investment Method

☐ By wire — Name: [ ] AS AGENT FOR BENTALLGREENOAK INDUSTRIAL REAL ESTATE INCOME TRUST
Bank Name: [ ]
ABA: [ ]
DDA: [ ]

SHARE CLASS SELECTION *(required)*

☐ **SHARE CLASS T** *(minimum investment $2,500)*

☐ **SHARE CLASS S** *(minimum investment $2,500)*

☐ BentallGreenOak Employee　☐ BentallGreenOak Affiliate　☐ BentallGreenOak Officer or Director　☐ Immediate Family Member of BentallGreenOak Officer or Director　☐ Not Applicable

2. Ownership Type (Select only one)

Taxable Account Type BROKERAGE ACCOUNT NUMBER	*Non-Taxable Account Type* CUSTODIAN ACCOUNT NUMBER
☐ Individual Or Joint Tenant With Rights Of Survivorship	☐ IRA
☐ TRANSFER ON DEATH *(Optional Designation. Not Available for Louisiana Residents. See Section 3C.)*	☐ ROTH IRA
☐ TENANTS IN COMMON	☐ SEP IRA
☐ COMMUNITY PROPERTY	☐ SIMPLE IRA
☐ UNIFORM GIFT/TRANSFER TO MINORS STATE OF	☐ PENSION PLAN (*Include Certification of Investment Powers Form*)
☐ TRUST *(Include Certification of Investment Powers Form)*	☐ OTHER
☐ CORPORATION / PARTNERSHIP / OTHER *(Corporate Resolution or Partnership Agreement Required)*	

APPENDIX C: FORM OF SUBS CRIPTION AGREEMENTSubscription Agreement for Shares of BentallGreenOak Industrial Real Estate Income Trust, Inc.1.Your InvestmentInvestment Amount $0 Initial Purchase0 Subsequent PurchaseInvestment Method0 By mailAttach a check to this agreement. Make all checks payable to: BENTALLGREENOAK INDUSTRIAL REAL ESTATE INCOME TRUST0 By wireName: [ ] AS AGENT FOR BENTALLGREENOAK INDUSTRIAL REAL ESTATE INCOME TRUSTBank Name: [ ] ABA: [ ] DDA: [ ]0 Broker-dealer/Financial advisor will make payment on your behalf* Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third-party checks, or travelers checks are not accepted.SHARE CLASS SELECTION (required)0SHARE CLASS T (minimum investment $2,500)0SHARE CLASS S (minimum investment $2,500)0SHARE CLASS D (Minimum investment $2,500; available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus)0SHARE CLASS I (Minimum investment $1,000,000 (unless waived); available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus)Are you a BentallGreenOak Employee or Affiliate, a BentallGreenOak Officer or Director or an immediate family member of a BentallGreenOak Officer or Director (required)?0 BentallGreenOak Employee0 BentallGreenOak Affiliate0 BentallGreenOak Officer or Director0 Immediate Family Member of BentallGreenOak Officer or Director0 Not Applicable2.Ownership Type (Select only one)Taxable Account TypeBROKERAGE ACCOUNT NUMBER0Individual Or Joint Tenant With Rights Of Survivorship0TRANSFER ON DEATH (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)0TENANTS IN COMMON0COMMUNITY PROPERTY0UNIFORM GIFT/TRANSFER TO MINORSSTATE OF0TRUST (Include Certification of Investment Powers Form)0CORPORATION / PARTNERSHIP / OTHER(Corporate Resolution or Partnership Agreement Required)Non-Taxable Account TypeCUSTODIAN ACCOUNT NUMBER0IRA0ROTH IRA0SEP IRA0SIMPLE IRA0PENSION PLAN (Include Certification of Investment Powers Form)0OTHERCustodian Information (to be completed by custodian): Name______________________Tax ID #_____________Phone #_____________

SAMPLE

Entity Name | Tax ID Number | Date of Trust: | **Exemptions** *(See Form W-9 instructions at www.irs.gov)*

Entity Type *(Select one. Required)*

☐ Retirement Plan ☐ Trust ☐ S-Corp ☐ C-Corp ☐ LLC ☐ Partnership
☐ Other

Exempt payee code *(if any)*____________
Exemption from FATCA reporting code *(if any)*

3. Investor Information

First Name (MI) | Last Name | Gender

Social Security Number/Tax ID | Date of Birth (MM/DD/YYYY) | Daytime Phone Number

Residential Street Address | City | State | Zip Code

Email Address

☐ BentallGreenOak Employee ☐ BentallGreenOak Officer or Director ☐ BentallGreenOak Affiliate

First Name (MI) | Last Name | Gender

Social Security Number/Tax ID | Date of Birth (MM/DD/YYYY) | Daytime Phone Number

Residential Street Address | City | State | Zip Code

Email Address

☐ BentallGreenOak Employee ☐ BentallGreenOak Officer or Director ☐ BentallGreenOak Affiliate

   Entity Name - Retirement Plan/Trust/Corporation/Partnership/Other(Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B)Entity Name Tax ID NumberDate of Trust:Exemptions(See Form W-9 instructions at www.irs.gov)Entity Type (Select one. Required)0 Retirement Plan 0 Trust 0 S-Corp0 C-Corp 0 LLC 0 PartnershipExempt payee code (if any)_____________0 OtherJurisdiction (if Non-U.S.)_________________(Attach a completed applicable Form W-8)Exemption from FATCA reportingcode (if any)3.Investor InformationA. Investor Name (Investor/Trustee/Executor/Authorized Signatory Information)(Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address.)First Name(MI)Last NameGenderSocial Security Number/Tax IDDate of Birth (MM/DD/YYYY)Daytime Phone NumberResidential Street AddressCityStateZip CodeEmail AddressIf Non-U.S. Citizen, Specify Country of Citizenship and Select One below (required)0 Resident Alien0 Non-Resident Alien(Attach a completed Form W-8BEN, Rev. Feb 2014)Country of CitizenshipIf you are a BentallGreenOak Employee, Officer, Director or Affiliate, please Select One below (required)0 BentallGreenOak Employee0 BentallGreenOak Officer or Director0 BentallGreenOak AffiliateB. Co-Investor Name (Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable)First Name(MI)Last NameGenderSocial Security Number/Tax IDDate of Birth (MM/DD/YYYY)Daytime Phone NumberResidential Street AddressCityStateZip CodeEmail AddressIf Non-U.S. Citizen, Specify Country of Citizenship and Select One below (required)0 Resident Alien0 Non-Resident Alien(Attach a completed Form W-8BEN, Rev. Feb 2014)Country of CitizenshipIf you are a BentallGreenOak Employee, Officer, Director or Affiliate, please Select One below (required)0 BentallGreenOak Employee0 BentallGreenOak Officer or Director0 BentallGreenOak Affiliate

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only.) (Not available for Louisiana residents.) (Beneficiary Date of Birth required. Whole percentages only; must equal 100%.)First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)0 Primary0 Secondary ___%First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)0 Primary0 Secondary ___%First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)0 Primary0 Secondary ___%First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)0 Primary0 Secondary ___%4.Contact Information (If different than provided in Section 3A)Email AddressMailing AddressCityStateZip Code5.Select How You Want to Receive Your Distributions (Select only one)Please read the following section carefully.YOU ARE AUTOMATICALLY ENROLLED IN THE DISTRIBUTION REINVESTMENT PLAN UNLESS YOU ARE A RESIDENT OF ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON.0 If you are a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, North Carolina, Ohio, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan; please check here if you wish to enroll in the Distribution Reinvestment Plan. If you are a resident of New Jersey, please review the Cash Distribution Information and Distribution Reinvestment Plan Information sections below.0 If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you do not wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.IMPORTANT: If you are not enrolled in the Distribution Reinvestment Plan, please complete the Cash Distribution Information section below.Cash Distribution InformationFor Custodial held accounts, if you are not enrolled in the Distribution Reinvestment Plan, the funds must be sent to the CustodianA. 0 Cash/Check Mailed to the address set forth above (Available for Non-Custodial Investors only.)B. 0 Cash/Check Mailed to Third Party/CustodianName/Entity Name/Financial InstitutionMailing AddressCityStateZip CodeAccount Number (Required)C. 0 Cash/Direct Deposit Attach a pre-printed voided check. (Non-Custodian Investors Only)I authorize BentallGreenOak Industrial Real Estate Income Trust, Inc. or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify BentallGreenOak Industrial Real Estate Income Trust, Inc. in writing to cancel it. In the event that BentallGreenOak Industrial Real Estate Income Trust, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.Financial Institution NameMailing AddressCityStateYour Bank’s ABA Routing NumberYour Bank Account NumberPLEASE ATTACH A PRE-PRINTED VOIDED CHECKDistribution Reinvestment Plan Information0 If you are a resident of New Jersey, you are not automatically enrolled in the Distribution Reinvestment Plan; please check here if you wish to enroll in the Distribution Reinvestment Plan.

   6.Broker-Dealer/Financial Advisor Information (Required Information. All fields must be completed.)The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell Shares in the state designated as the investor’s legal residence.Broker-DealerFinancial Advisor NameAdvisor Mailing AddressCityStateZip CodeFinancial Advisor NumberBranch NumberTelephone NumberE-mail AddressFax NumberPlease note that unless previously agreed to in writing by BentallGreenOak Industrial Real Estate Income Trust, Inc., all sales of securities must be made through a Broker-Dealer, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus. The undersigned Financial Advisor represents and certifies that, if the investor is a “retail customer” as defined in Regulation Best Interest, (i) the undersigned has a reasonable basis to believe that (a) a purchase of Shares would be in the best interest of the investor based upon the investor’s investment profile and the potential risks, rewards, and costs associated with such an investment and (b) the undersigned has not placed its interests or those of the Financial Advisor ahead of the interest of the investor in recommending such investment and (ii) the undersigned and the Financial Advisor have complied with any applicable enhanced standard of conduct, including, but not limited to, the other requirements of Regulation Best Interest in relation to the proposed purchase of Shares. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing Anti-Money Laundering Program and Customer Identification Program.If you do not have another broker-dealer or other financial intermediary introducing you to BentallGreenOak Industrial Real Estate Income Trust, Inc., then BentallGreenOak Securities Partners L.P. (BSP) may be deemed to act as your broker of record in connection with any investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. BSP is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If BSP is your broker-dealer of record, then your Shares will be held in your name on the books of BentallGreenOak Industrial Real Estate Income Trust, Inc. BSP will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the Shares, contact your broker-dealer or other financial intermediary.XXFinancial Advisor SignatureDateBranch Manager Signature(If required by Broker-Dealer)Date7.Electronic Delivery Form (Optional)Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from BentallGreenOak Industrial Real Estate Income Trust, Inc. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election. We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) email stockholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.I consent to electronic deliveryEmailIf blank, the email provided in Section 4 or Section 3A will be used.

8.Subscriber SignaturesBentallGreenOak Industrial Real Estate Income Trust, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, BentallGreenOak Industrial Real Estate Income Trust, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account. Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce BentallGreenOak Industrial Real Estate Income Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows:8.a. Please Note: All Items in this Section Must Be Read and InitialedI have received a copy of the Final Prospectus.InitialsInitialsI/We have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.InitialsInitialsIn addition to the general suitability requirements described above, I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”InitialsInitialsIf I am an entity that was formed for the purpose of purchasing Shares, each individual that owns an interest in such entity meets the general suitability requirements described above.InitialsInitialsI acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.InitialsInitialsI acknowledge that the Shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus.InitialsInitialsI am purchasing the Shares for my own account.InitialsInitialsI understand that the transaction price per share at which my investment will be executed will be made available at www.[ ].com and in a prospectus supplement filed with the SEC, available at www.sec.gov.InitialsInitialsI understand that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on BentallGreenOak Industrial Real Estate Income Trust, Inc.’s toll-free, automated telephone line, [ ].InitialsInitials8.b. If you live in any of the following states, please read the following carefully: Alabama, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania, Puerto Rico, Tennessee, and VermontFor purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.If I am an Alabama resident, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. and its affiliates may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am an Idaho resident, I have either (a) a net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitials

If I am an Iowa resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Kansas resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their total investment in this offering and other non-traded real estate investment trusts to not more than 10% of such investor’s liquidnet worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Kentucky resident, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. and its affiliated non-publicly traded real estate investment trusts may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Massachusetts resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. and in other non-traded real estate investment trusts may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Missouri resident, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a Nebraska resident, and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-traded real estate investment trusts may not exceed 10% of my net worth.InitialsInitialsIf I am a New Jersey resident, I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. In addition, my total investment in BentallGreenOak Industrial Real Estate Income Trust, Inc., its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. New Jersey investors are advised that Class S and Class T shares are subject to upfront selling commissions and/or dealer manager fees, and Class S, Class T and Class D shares are subject to stockholder servicing fees. Because the purchase price for the Class S and Class T shares is the transaction price plus applicable upfront fees, the upfront fees may reduce the amount of the Class S and Class T share purchase price that is available to the Company for investment and other capital needs, the stockholder servicing fees may reduce the amount of distributions, and the fees could result in a reduction in the NAV of the Class S, Class T and Class D shares if distributions are declared in an amount less than the stockholder servicing fees.InitialsInitialsIf I am a New Mexico resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, I must limit my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. and other non-traded real estate investment trusts to 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.InitialsInitialsIf I am a North Dakota resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, I have a net worth of at least 10 times my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc.InitialsInitialsIf I am an Ohio resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.InitialsInitialsIf I am an Oregon resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. may not exceed 10% of my net worth.

InitialsInitialsIf I am a Pennsylvania resident and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. may not exceed 10% of my net worth (exclusive of home, home furnishings, and automobiles).InitialsInitialsIf I am a Puerto Rico resident, my investment in BentallGreenOak Industrial Real Estate Income Trust, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.InitialsInitials

   If I am a Tennessee resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in BentallGreenOak Industrial Real Estate Investment Trust, Inc. may not be more than 10% of my net worth.InitialsInitialsIf I am a Vermont resident and I am not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in this offering may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.InitialsInitialsIn the case of sales to fiduciary accounts, the minimum standards above will be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.If you do not have another broker-dealer or other financial intermediary introducing you to BentallGreenOak Industrial Real Estate Income Trust, Inc., then BentallGreenOak Real Estate US LLC may be deemed to be acting as your broker-dealer of record in connection with any investment in BentallGreenOak Industrial Real Estate Income Trust, Inc. For important information in this respect, see Section 6 above. I declare that the information supplied above is true and correct and may be relied upon by BentallGreenOak Industrial Real Estate Income Trust, Inc. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting BentallGreenOak Industrial Real Estate Income Trust, Inc. at the number indicated below.SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):Under penalties of perjury, I certify that:(1)The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and(2)I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and(3)I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and(4)The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.XXSignature of InvestorDateSignature of Co-Investor or Custodian(If applicable)Date(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)9.MiscellaneousIf investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of BentallGreenOak Industrial Real Estate Income Trust, Inc. experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify BentallGreenOak Industrial Real Estate Income Trust, Inc. and the Broker-Dealer in writing. The Broker-Dealer may notify BentallGreenOak Industrial Real Estate Income Trust, Inc. if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and BentallGreenOak Industrial Real Estate Income Trust, Inc.
may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.No sale of Shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of BentallGreenOak Industrial Real Estate Income Trust, Inc.BentallGreenOak Industrial Real Estate Income Trust, Inc. Investor Relations: 844-702-1299

APPENDIX D: DATA PRIVACY NOTICE
[To be included by Subsequent Amendment]

D-1

APPENDIX E: PRIVACY POLICY FOR NON-U.S. INVESTORS
[To be included by Subsequent Amendment]

E-1

BentallGreenOak Industrial Real Estate Income Trust, Inc.
Maximum Offering of $5,000,000,000
Common Stock

Prospectus

          , 2022
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by BentallGreenOak Industrial Real Estate Income Trust, Inc. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
Until                 , 2022 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as participating dealers.

PART II
Information Not Required in the Prospectus
Item 31.   Other Expenses of Issuance and Distribution.
The following table itemizes the expenses to be incurred by the registration in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.
SEC registration fee		$463,500
FINRA filing fee		225,500
Legal		[ ]
Printing and mailing		[ ]
Accounting and tax		[ ]
Blue sky		[ ]
Due diligence		[ ]
Transfer agent fees and expenses		[ ]
Promotional items		[ ]
Wholesale reimbursements		[ ]
Legal fees – dealer manager portion		[ ]
Total	$	[ ]
Item 32.   Sales to Special Parties.
We were capitalized through the purchase by the Adviser of 20,000 shares of our Class E common stock for a purchase price of $200,000 on [           ], 2022.
Item 33.   Recent Sales of Unregistered Securities.
The offer and sale of shares to the Adviser described above is claimed to be exempt from the registration provisions of the Securities Act by virtue of Section 4(a)(2) thereof. The offer and sale did not involve any general solicitation or general advertising and the Adviser had access to information concerning our proposed operations and the terms and conditions of its investment.
Item 34.   Indemnification of Directors, Officers and Others.
Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and the Adviser and any of its affiliates acting as our agent subject to the limitations of the NASAA REIT Guidelines and Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Maryland General Corporation Law (the “MGCL”) requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:
•
an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

•
with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
In addition to the above limitations of the MGCL, our charter provides that our directors, the Adviser and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:
•
the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•
the indemnitee was acting on our behalf or performing services for us;

•
in the case of affiliated directors, the Adviser or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•
in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification.

In addition, any indemnification or any agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.
Our charter also provides that we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:
•
there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification;

•
such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or

•
a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Finally, our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by our directors, the Adviser and its affiliates in advance of final disposition of a proceeding only if all of the following are satisfied:
•
the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•
the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•
the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

•
the indemnitee provides us with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that he or she did not comply with the requisite standard of conduct and is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We also maintain a directors and officers insurance policy.
The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.
The SEC and certain state securities regulators take the position that indemnification against liabilities arising under the Securities Act and state securities laws is against public policy and unenforceable.
BGO REIT Operating Partnership L.P., a Delaware limited partnership of which we are the general partner, must also indemnify us and our directors and officers and other persons we may designate against damages and other liabilities in our capacity as general partner.
Item 35.   Treatment of Proceeds from Shares Being Registered.
Not applicable.
Item 36.   Financial Statements and Exhibits.
1.
Financial Statements.

See page F-1 for an index of the financial statements included in the registration statement.
2.
Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.
Item 37.   Undertakings.
(i)
The undersigned registrant hereby undertakes:

(A)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by section 10(a)(3) of the Securities Act.

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(B)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(E)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(F)
To send to each stockholder, at least on an annual basis, a detailed statement of any transactions with the Adviser or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(ii)
The registrant undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

(iii)
The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment will include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.
(iv)
The registrant undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(v)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions and otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Index
Exhibit Number	Description
1.1*	Form of Dealer Manager Agreement
1.2*	Form of Selected Dealer Agreement (included as Exhibit A to Exhibit 1.1)
3.1	Form of Articles of Amendment and Restatement of BentallGreenOak Industrial Real Estate Income Trust, Inc.
3.2*	Form of Amended and Restated Bylaws of BentallGreenOak Industrial Real Estate Income Trust, Inc.
4.1	Form of Distribution Reinvestment Plan (included in Appendix B to the prospectus)
4.2	Form of Subscription Agreement (included in Appendix C to the prospectus)
5.1*	Form of Opinion of Hogan Lovells LLP as to Legality of Securities
8.1*	Form of Opinion of Simpson Thacher & Bartlett LLP as to Tax Matters
10.1*	Form of Advisory Agreement, by and among BentallGreenOak Real Estate Income Trust, Inc., BGO REIT Operating Partnership LP, and BentallGreenOak (US) Limited Partnership
10.2*	Form of Amended and Restated Limited Partnership Agreement of BGO REIT Operating Partnership LP
10.3*	Form of Valuation Services Agreement, by and among BentallGreenOak Real Estate Income Trust, Inc. and [ ]
10.4*	Form of Indemnification Agreement
10.5*	Form of Independent Directors Restricted Stock Award Certificate
10.6*	Form of Independent Director Compensation Policy
21.1*	Subsidiaries of the Company
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Hogan Lovells LLP (contained in its opinion filed as Exhibit 5.1)
23.3*	Consent of Simpson Thacher & Bartlett LLP (contained in its opinion filed as Exhibit 8.1)
24.1*	Power of Attorney (included in signature page to this Registration Statement)
107*	Calculation of Filing Fee Table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on [           ], 2022.
BentallGreenOak Industrial Real Estate Income Trust, Inc.
By:

Name:
Michael Glimcher

Title:
President and Chief Executive Officer

POWER OF ATTORNEY
We, the undersigned officers and directors of BentallGreenOak Industrial Real Estate Income Trust, Inc., hereby several constitute Michael Glimcher and Jacqui Dagan, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable BentallGreenOak Real Estate Income Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on [           ], 2022.
Signature	Title
John Carrafiell	Chairman of the Board
Michael Glimcher	President, Chief Executive Officer and Director (principal executive officer)
Devinder Gill	Treasurer and Chief Financial Officer (principal financial and accounting officer)
[ ]	Independent Director
[ ]	Independent Director
[ ]	Independent Director